As filed with the Securities and Exchange Commission on August 7, 2006
File No. 001-32891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of
The Securities Exchange Act of 1934

Hanesbrands Inc.

Maryland (State or other jurisdiction of incorporation or organization)	**20-3552316** (I.R.S. Employer Identification No.)
1000 East Hanes Mill Road **Winston-Salem, North Carolina** (Address of principal executive offices)	**27105** (Zip Code)

(336) 519-4400
Registrant's telephone number, including area code

Securities to be registered
pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The New York Stock Exchange
Preferred Stock Purchase Rights	The New York Stock Exchange

Securities to be registered
pursuant to Section 12(g) of the Act:

None

Hanesbrands Inc.

Cross-Reference Sheet Between the Information Statement and Items of Form 10
Information Included in the Information Statement that is Incorporated by Reference
into the Registration Statement on Form 10

Item No.	Item Caption	Location in Information Statement
1.	Business	Summary; Risk Factors; Cautionary Statement Concerning Forward-Looking Statements; Description of Our Business; Management's Discussion and Analysis of Financial Condition and Results of Operations; and Agreements with Sara Lee
1A.	Risk Factors	Risk Factors; and Cautionary Statement Concerning Forward-Looking Statements
2.	Financial Information	Summary; Risk Factors; Capitalization; Selected Historical Financial Data; and Management's Discussion and Analysis of Financial Condition and Results of Operations
3.	Properties	Description of Our Business—Properties
4.	Security Ownership of Certain Beneficial Owners and Management	Management—Stock Ownership of Directors and Executive Officers; and Security Ownership of Certain Beneficial Owners
5.	Directors and Executive Officers	Management
6.	Executive Compensation	Management
7.	Certain Relationships and Related Transactions	Summary; Risk Factors; Management's Discussion and Analysis of Financial Condition and Results of Operations; Management; Agreements with Sara Lee; and Certain Relationship and Related Transactions
8.	Legal Proceedings	Description of Our Business—Legal Proceedings
9.	Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters	Summary; The Spin Off; Risk Factors; Dividend Policy; and Description of Our Capital Stock
10.	Recent Sales of Unregistered Securities	Not applicable
11.	Description of Registrant's Securities to be Registered	Description of Our Capital Stock
12.	Indemnification of Directors and Officers	Indemnification of Directors and Officers
13.	Financial Statements and Supplementary Data	Summary; Selected Historical Financial Data; Management's Discussion and Analysis of Financial Condition and Results of Operations; Unaudited Pro Forma Combined and Consolidated Financial Statements; and Index to Financial Statements
14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Not applicable
15.	Financial Statements and Exhibits	Index to Financial Statements

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to the Form 10 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on August 7, 2006.

HANESBRANDS INC.

By: /s/ Richard A. Noll

Name: Richard A. Noll
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Form of Articles of Amendment and Restatement of the Registrant's Articles of Incorporation, together with form of Articles Supplementary (Junior Participating Preferred Stock, Series A)**
3.2	Form of Amended and Restated Bylaws of the Registrant**
3.3	Form of Rights Agreement between the Registrant and Computershare Investor Services, LLC, Rights Agent**
10.1	Form of Master Separation Agreement between the Registrant and Sara Lee Corporation**
10.2	Form of Tax Sharing Agreement between the Registrant and Sara Lee Corporation**
10.3	Form of Employee Matters Agreement between the Registrant and Sara Lee Corporation**
10.4	Form of Master Transition Services Agreement between the Registrant and Sara Lee Corporation**
10.5	Form of Real Estate Matters Agreement between the Registrant and Sara Lee Corporation**
10.6	Form of Indemnification and Insurance Matters Agreement between the Registrant and Sara Lee Corporation**
10.7	Form of Intellectual Property Matters Agreement between the Registrant and Sara Lee Corporation**
10.8	Form of Hanesbrands Inc. Retirement Savings Plan**
10.9	Form of Hanesbrands Inc. Supplemental Employee Retirement Plan**
10.10	Form of Hanesbrands Inc. Omnibus Incentive Plan of 2006**
10.11	Form of Hanesbrands Inc. Performance-Based Annual Incentive Plan**
10.12	Form of Hanesbrands Inc. Employee Stock Purchase Plan of 2006**
10.13	Form of Hanesbrands Inc. Executive Deferred Compensation Plan**
10.14	Form of Hanesbrands Inc. Non-Employee Director Deferred Compensation Plan**
10.15	Form of Hanesbrands Inc. Executive Long-Term Disability Plan**
10.16	Form of Hanesbrands Inc. Executive Life Insurance Plan**
10.17	Form of Severance Agreement**
21.1	List of Subsidiaries of the Registrant**
99.1	Preliminary Information Statement, dated as of August 7, 2006*

---

* Filed herewith.
** Filed previously.



, 2006

Dear Sara Lee Stockholder:

I am pleased to inform you that on August 7, 2006, the Board of Directors of Sara Lee Corporation approved the spin off of Hanesbrands Inc., our wholly-owned subsidiary that operates our branded apparel business.

The spin off will separate the ownership and management of our business and that of Hanesbrands, which we think will better enable both companies to focus on their core businesses. Following the spin off, Sara Lee will become a more tightly focused company, focusing on its food, beverage and household products businesses. We are confident that the new Sara Lee will be well-positioned to achieve its long-term growth targets.

We will effect the spin off by distributing Hanesbrands' common stock in a pro rata dividend to holders of our common stock as of August 18, 2006. The dividend will represent 100% of the common stock of Hanesbrands outstanding at the time of the spin off. We expect to distribute shares of Hanesbrands on or about September 5, 2006.

Stockholder approval for the spin off is not required, and you are not required to take any action to participate in the spin off. You do not need to pay any consideration or surrender or exchange your shares of Sara Lee common stock. Following the spin off, Sara Lee common stock will continue to trade on the New York Stock Exchange under the symbol "SLE," and Hanesbrands common stock will trade on the New York Stock Exchange under the symbol "HBI."

We intend for the spin off to be tax free for stockholders for U.S. federal income tax purposes. To that end, we have obtained a favorable ruling regarding the spin off from the Internal Revenue Service.

The enclosed information statement, which is being provided to all Sara Lee stockholders, describes the spin off in detail and contains important business and financial information about Hanesbrands.

I look forward to your continued support as a stockholder of both Sara Lee and Hanesbrands.

Sincerely,

Brenda C. Barnes
Chairman and Chief Executive Officer

HANES*brands*INC

, 2006

Dear Hanesbrands Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our new company. Although we are a newly independent company, our product portfolio includes some of the most recognized apparel essentials brands in the United States, including *Hanes, Champion, Playtex, Bali, Just My Size, barely there* and *Wonderbra*. We design, manufacture, source and sell a broad range of products such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. In fiscal 2005, we generated $4.7 billion in net sales and $359.5 million in income from operations. Our mission is to create value for you, our stockholders, and for our customers through effective supply chain management, competitive prices, high quality and service excellence. Our strong brands and dedicated employees will drive this value.

Our management team is excited about our spin off from Sara Lee Corporation, and is committed to realizing the potential that exists for us as an independent company focused on apparel essentials. We invite you to learn more about our company by reading the enclosed information statement and we look forward to updating you on our progress in realizing our vision and mission. We would like to thank you in advance for your support as a stockholder in our new company.

Sincerely,

Lee A. Chaden   Richard A. Noll
Executive Chairman   Chief Executive Officer

H*b*I

Subject to Completion, dated August 7, 2006

INFORMATION STATEMENT

Hanesbrands Inc.

Common Stock
(Par Value $0.01)

Sara Lee Corporation is furnishing this information statement to its stockholders in connection with the spin off of our company. In the spin off, Sara Lee will transfer to us the assets and businesses which Sara Lee attributes to its branded apparel business and distribute on a pro rata basis to its stockholders all of the outstanding shares of our common stock.

For every eight shares of Sara Lee common stock held of record by you as of 5:00 p.m., New York City time, on August 18, 2006, the record date for the distribution, you will receive one share of our common stock. You will receive cash in lieu of any fractional shares of our common stock which you would have received after application of the above ratio. As discussed under "The Spin Off—Trading of Sara Lee Common Stock Between the Record Date and Distribution Date," if you sell your shares of Sara Lee common stock in the "regular way" market after the record date and before the spin off, you also will be selling your right to receive shares of our common stock in connection with the spin off. We expect the shares of our common stock to be distributed by Sara Lee to you on or about September 5, 2006. We refer to the date of the distribution as the "distribution date."

At the time of the spin off, each share of our common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under "Description of Our Capital Stock—Common Stock—Preferred Stock Purchase Rights." Where appropriate, references in this information statement to our common stock include the associated rights.

No vote of Sara Lee's stockholders is required, and therefore you are not being asked for a proxy in connection with the spin off. You do not need to pay any consideration, exchange or surrender your existing shares of Sara Lee common stock or take any other action to receive your shares of our common stock.

There is no current trading market for our common stock, although we expect that a limited market, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution, and we expect regular way trading of our common stock to begin on the first trading day following the completion of the spin off. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "HBI."

In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is , 2006

TABLE OF CONTENTS

Trademarks, Trade Names and Service Marks

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include the *Hanes, Champion, C9 by Champion, Playtex, Bali, L'eggs, Just my Size, barely there, Wonderbra, Beefy-T, Outer Banks* and *Duofold* marks, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is, to our knowledge, owned by such other company.

SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the spin off or other information that may be important to you. To better understand the spin off and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, references in this information statement to "Hanesbrands," "we," "our" and "us" mean the Sara Lee Branded Apparel Americas and Asia business which will be contributed in the spin off to Hanesbrands Inc., a Maryland corporation, and its subsidiaries. References in this information statement to "Sara Lee" mean Sara Lee Corporation, a Maryland corporation, and its subsidiaries, unless the context otherwise requires.

We describe in this information statement the businesses to be transferred to us by Sara Lee in the spin off as if the transferred businesses were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Sara Lee and its subsidiaries prior to the spin off.

Our Company

We are a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, Just My Size, barely there* and *Wonderbra*. We design, manufacture, source and sell a broad range of apparel essentials such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. Our brands hold either the number one or number two U.S. market position by sales in most product categories in which we compete.

	Industrywide U.S. Retail Sales (in billions) 2005	Compound Annual Growth Rate Between 2003 and 2005	Hanesbrands 2005 U.S. Market Position by Sales
T-shirts	$21.3	8.4%	#1
Bras	5.1	4.5	2
Fleece	4.9	(2.7)	1
Socks	4.7	3.5	1
Men's Underwear	3.0	3.7	1
Panties	3.0	3.1	2
Sheer Hosiery	1.0	(16.7)	1
Kids' Underwear	0.8	5.4	1

Source: The NPD Group/Consumer Panel Track^{SM}, rolling year-end, as of December 2005.

In fiscal 2005, we generated $4.7 billion in net sales and $359.5 million in income from operations. Our products are sold through multiple distribution channels. In fiscal 2005, 48% of our net sales were to mass merchants, 11% were to national chains, 6% were to department stores, 8% were direct to consumer, 8% were in our international segment and 19% were to other retail channels such as embellishers, specialty retailers, warehouse clubs and sporting goods stores. In addition to designing and marketing apparel essentials, we have a long history of operating a global supply chain which incorporates a mix of self-manufacturing, third-party contractors and third-party sourcing.

The apparel essentials segment of the apparel industry is characterized by frequently replenished items, such as t-shirts, bras, panties, men's underwear, kids' underwear, socks and hosiery. Growth and sales in the apparel essentials industry are not primarily driven by fashion, in contrast to other areas of the broader apparel industry. Rather, we focus on the core attributes of comfort, fit and value, while remaining current with regard to consumer trends.

Our business is currently part of Sara Lee, and our assets and liabilities consist of those that Sara Lee attributes to its branded apparel business (excluding its European and U.K. operations, which have been sold by Sara Lee). Following the spin off, we will be an independent, publicly traded company, and Sara Lee will not retain any ownership interest in us. In connection with the spin off, we and Sara Lee will enter into a number of agreements that will govern our relationship following the spin off, including agreements pursuant to which we will provide each other with services during a transition period and indemnify each other against certain liabilities arising from our respective businesses and from the spin off. For a more detailed description of these agreements, see "Agreements with Sara Lee."

Our business is subject to risks. For a more detailed description of these risks, see "Risk Factors."

Our Competitive Strengths

Strong Brands with Leading Market Positions. Our brands have a strong heritage in the apparel essentials industry. According to The NPD Group/Consumer Panel Track[SM], or "NPD," our brands possess either the number one or number two market position in the United States in most of the product categories in which we compete. Our brands enjoy high awareness among consumers according to a 2006 brand equity analysis by Millward Brown Market Research. According to a 2005 survey of consumer brand awareness by Women's Wear Daily, we own three of the top five most recognized apparel and accessory brands among women in the United States, with *Hanes* (number one)*, L'eggs* (number three) and *Hanes Her Way* (number four) (now referred to as *Hanes*). According to NPD, our largest brand, *Hanes*, is the top selling apparel brand in the United States by units sold. Our creative, focused advertising campaigns have been an important element in the continued success and visibility of our brands. We employ a multimedia marketing plan involving national television, radio, Internet, direct mail and in-store advertising, as well as targeted celebrity endorsements, to communicate the key features and benefits of our brands to consumers. We believe that these marketing programs reinforce and enhance our strong brand awareness across our product categories.

High-Volume, Core Essentials Focus. We sell high-volume, frequently replenished apparel essentials. The majority of our core styles continue from year to year, with variations only in color, fabric or design details, and are frequently replenished by consumers. For example, we believe the average U.S. consumer makes 3.5 trips to retailers to purchase men's underwear and 4.5 trips to purchase panties annually. We believe that our status as a high-volume seller of core apparel essentials creates a more stable and predictable revenue base and reduces our exposure to dramatic fashion shifts often observed in the general apparel industry.

Significant Scale of Operations. We are the largest seller of apparel essentials in the United States as measured by sales. As an example of the scale of our operations, we manufactured and sold over 400 million t-shirts (innerwear and outerwear) and almost half a billion pairs of socks in fiscal 2005. Most of our products are sold to large retailers which have high-volume demands. We have met the demands of our customers by developing vertically integrated operations and an extensive network of owned facilities and third-party manufacturers over a broad geographic footprint. We believe that we are able to leverage our significant scale of operations to provide us with greater manufacturing efficiencies, purchasing power and product design, marketing and customer management resources than our smaller competitors.

Strong Customer Relationships. We sell our products primarily through large, high-volume retailers, including mass merchants, department stores and national chains. We have strong, long-term relationships with our top customers, including relationships of over ten years with each of our top ten customers. The size and operational scale of the high-volume retailers with which we do business require extensive category and product knowledge and specialized services regarding the quantity, quality and planning of orders. In the late 1980s, we undertook a shift in our approach to our relationships with our largest customers when we sought to align significant parts of our organization with corresponding parts of their organizations. For example, we are organized into teams that sell to and service our customers across a range of functional areas, such as demand planning, replenishment and logistics. We also have entered into customer-specific programs such as the introduction in 2004 of *C9 by Champion* products marketed and sold through Target stores. Through these efforts, we have become the largest apparel essentials supplier to many of our customers.

Significant Cash Flow Generation. Due to our strong brands and market position, our business has historically generated significant cash flow. In fiscal 2003, 2004 and 2005, we generated $416.7 million, $410.2 million and $446.8 million, respectively, of cash from operating activities net of cash used in investing activities. Our cash flow gives us the flexibility to create shareholder value by investing in our business, reducing debt and returning capital to our shareholders.

Strong Management Team. We have strengthened our management team through the addition of experienced executives in key leadership roles. Richard Noll, our Chief Executive Officer, has extensive management experience in the apparel and consumer products industries. During his 14-year tenure at Sara Lee, Mr. Noll led Sara Lee's sock and hosiery businesses, Sara Lee Direct and Sara Lee Mexico (all of which are now part of our business), as well as the Sara Lee Bakery Group and Sara Lee Australia. Lee Wyatt, our Chief Financial Officer, has broad experience in executive financial management, including tenures as Chief Financial Officer at Sonic Automotive, a publicly traded automotive aftermarket supplier, and Sealy Corporation. Gerald Evans, our Chief Supply Chain Officer and Michael Flatow, our General Manager, Wholesale Americas, also add significant experience and leadership to our management team. The additions of Messrs. Noll and Wyatt complement the leadership and experience provided by Lee Chaden, our Executive Chairman, who has extensive experience within the apparel and consumer products industries.

Key Business Strategies

Historically, we have operated as part of Sara Lee, sharing services and capital with Sara Lee's food, beverage and household products businesses. Following our spin off from Sara Lee, we will become a more tightly focused apparel essentials company. As an independent publicly traded company, we believe we will be better positioned to compete in the apparel essentials industry and to invest in and grow our business. Our mission is to grow earnings and cash flow by integrating our operations, optimizing our supply chain, increasing our brand leadership and leveraging and strengthening our retail relationships. Specifically, we intend to focus on the following strategic initiatives:

Create a More Integrated, Focused Company. Historically, we have had a decentralized operating structure, with many distinct operating units. We are in the process of consolidating functions, such as purchasing, finance, manufacturing/sourcing, planning, marketing and product development, across all of our product categories in the United States. We also are in the process of integrating our distribution operations and information technology systems. We believe that these initiatives will streamline our operations, improve our inventory management, reduce costs, standardize processes and allow us to distribute our products more effectively to retailers. We expect that our initiative to integrate our technology systems also will provide us with more timely information, increasing our ability to allocate capital and manage our business more effectively.

Develop a Lower-Cost Efficient Supply Chain. As a provider of high-volume products, we are continually seeking to improve our cost-competitiveness and operating flexibility through supply chain initiatives. In this regard, we have recently launched two textile manufacturing projects outside of the United States—an owned textile manufacturing facility in the Dominican Republic, which began production in early 2006, and a strategic alliance with a third-party textile manufacturer in El Salvador, which began production in 2005. Over the next several years, we will continue to transition additional parts of our supply chain from the United States to locations in Central America, the Caribbean Basin and Asia in an effort to optimize our cost structure. We intend to continue to self-manufacture core products where we can protect or gain a significant cost advantage through scale or in cases where we seek to protect proprietary processes and technology. We plan to continue to selectively source from third-party manufacturers product categories that do not meet these criteria. We expect that in future years our supply chain will become more balanced across the Eastern and Western Hemispheres. Our customers require a high level of service and responsiveness, and we intend to continue to meet these needs through a carefully managed facility migration process. We expect that these changes in our supply chain will result in significant cost efficiencies and increased asset utilization.

Increase the Strength of Our Brands with Consumers. Our advertising and marketing campaigns have been an important element in the success and visibility of our brands. We intend to increase our level of marketing support behind our key brands with targeted, effective advertising and marketing campaigns. For example, in fiscal 2005, we launched a comprehensive marketing campaign titled "Look Who We've Got Our Hanes on Now," which we believe significantly increased positive consumer attitudes about the *Hanes* brand in the areas of stylishness, distinctiveness and up-to-date products.

Our ability to react to changing customer needs and industry trends will continue to be key to our success. Our design, research and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We intend to leverage our insights into consumer demand in the apparel essentials industry to develop new products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends. Examples of our success to date include:

- Tagless garments—where the label is embroidered or printed directly on the garment instead of attached on a tag—which we first released in t-shirts under our *Hanes* brand (2002), and subsequently expanded into other products such as outerwear tops (2003) and panties (2004).

- "Comfort Soft" bands in our underwear and bra lines, which deliver to our consumers a softer, more comfortable feel with the same durable fit (2004 and 2005).

- New versions of our Double Dry wicking products and Friction Free running products under our *Champion* brand (2005).

- The "no poke" wire which was successfully introduced to the market in our *Bali* brand bras (2004).

Strengthen Our Retail Relationships. We intend to expand our market share at large, national retailers by applying our extensive category and product knowledge, leveraging our use of multi-functional customer management teams and developing new customer-specific programs such as *C9 by Champion* for Target. Our goal is to strengthen and deepen our existing strategic relationships with retailers and develop new strategic relationships. Additionally, we plan to expand distribution by providing manufacturing and production of apparel essentials products to specialty stores and other distribution channels, such as direct to consumer through the Internet.

We were incorporated in Maryland on September 30, 2005. Our principal executive offices are located at 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105. Our main telephone number is (336) 519-4400.

Questions and Answers Relating to the Spin Off

The following is a brief summary of the terms of the spin off. Please see "The Spin Off" for a more detailed description of the matters described below.

Q: What is the spin off?

A: The spin off is the method through which Sara Lee will separate its existing businesses into two independent, publicly traded companies. In the spin off, Sara Lee will distribute to its stockholders all of the outstanding shares of our common stock. Following the spin off, we will be a separate company from Sara Lee, and Sara Lee will not retain any ownership interest in us. The number of shares of Sara Lee common stock you own will not change as a result of the spin off, although the value of shares of Sara Lee common stock may initially decline as a result of the spin off because the value of our business will no longer be part of the value of Sara Lee.

Q: What is being distributed in the spin off?

A: Approximately 95.1 million shares of our common stock will be distributed in the spin off, based upon the number of shares of Sara Lee common stock outstanding on July 28, 2006. The shares of our common stock to be distributed by Sara Lee will constitute all of the issued and outstanding shares of our common stock immediately after the spin off. Each share of our common stock will have attached to it one preferred stock purchase right. For more information on the shares being distributed in the spin off, see "Description of Our Capital Stock—Common Stock" and "Description of Our Capital Stock—Certain Provisions of Maryland Law and of Our Charter and Bylaws That Could Have the Effect of Delaying, Deferring or Preventing a Change in Control—Rights Agreement."

Q: What will I receive in the spin off?

A: Holders of Sara Lee common stock will receive a pro rata dividend of one share of our common stock for every eight shares of Sara Lee common stock held by them on the record date and not subsequently sold in the "regular way" market. For more information on the shares being distributed in the spin off, see "Description of Our Capital Stock—Common Stock."

Q: What is the reason for the spin off?

A: The following potential benefits were considered by Sara Lee's board of directors in making the determination to approve the spin off:

• enabling investors to invest directly in our business;

• allowing both Sara Lee and us to focus on our respective core businesses;

• creating more effective management incentives; and

• providing our business with direct access to capital to further invest in our growth.

For more information on the reasons for the spin off, see "The Spin Off—Reasons for the Spin Off."

Q: What do I have to do to participate in the spin off?

A: Nothing. If you are a holder of record of Sara Lee common stock on the record date for the spin off you will not be required to pay any cash or deliver any other consideration, including any shares of Sara Lee common stock, in order to receive shares of our common stock in the spin off. As discussed under "The Spin Off—Trading of Sara Lee Common Stock Between the Record Date and Distribution Date," if you sell your shares of Sara Lee common stock in the "regular way" market after the record date and before the spin off, you also will be selling your right to receive shares of our common stock in connection with the spin off. You are not being asked to provide a proxy with respect to any of your shares of Sara Lee common stock in connection with the spin off.

Q: How will Sara Lee distribute shares of Hanesbrands common stock to me?

A: Holders of shares of Sara Lee common stock on the record date that do not subsequently sell their shares in the "regular way" market will receive shares of our common stock through the transfer agent's book-entry registration system. These shares will not be in certificated form. As such, instead of a share certificate, Sara Lee stockholders will receive a statement from our transfer agent that details their ownership interest and the method by which they may access their account. For more information, see "The Spin Off—Manner of Effecting the Spin Off."

Q: If I sell, on or before the distribution date, shares of Sara Lee common stock that I held on the record date, am I still entitled to receive shares of Hanesbrands common stock distributable with respect to the shares of Sara Lee common stock I sold?

A: Shortly before the record date for the spin off, Sara Lee's common stock will begin to trade in two markets on the NYSE: a "regular way" market and an "ex-distribution" market. If you are a holder of record of shares of Sara Lee common stock as of the record date for the spin off and sell those shares in the "regular way" market after the record date for the spin off and before the spin off, you also will be selling the right to receive the shares of our common stock in connection with the spin off. Conversely, if you are a holder of record of shares of Sara Lee common stock as of the record date for the spin off and sell those shares in the "ex-distribution" market after the record date for the spin off and before the spin off, you will still receive the shares of our common stock in the spin off.

Q: How will fractional shares be treated in the spin off?

A: Sara Lee will not distribute fractional shares of our common stock in the spin off. The distribution agent will aggregate all of the fractional shares and sell them in the open market at then prevailing prices on behalf of our stockholders. You will then receive a cash payment in the amount of your proportionate share of the net sale proceeds, based on the average gross selling price per share of our common stock after making appropriate deductions for any required tax withholdings. For more information on fractional shares, see "The Spin Off—Treatment of Fractional Shares."

Q: What is the distribution date for the spin off?

A: Shares of our common stock will be distributed by the distribution agent, on behalf of Sara Lee, on or about September 5, 2006.

Q: What are the U.S. federal income tax consequences to me of the spin off?

A: Other than with respect to fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Sara Lee common stock upon the receipt of shares of our common stock pursuant to the spin off.

If you receive cash in lieu of a fractional share of our common stock as part of the spin off, you will be treated as though you first received a distribution of the fractional share in the spin off and then sold it for the amount of such cash. You generally will recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share. Such capital gain or loss will be a long-term capital gain or loss if your holding period for such fractional share is more than one year on the distribution date.

Please see "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off" for more detail.

*Q: **Does Hanesbrands intend to pay cash dividends?***

A: Effective upon the consummation of the distribution, we intend to adopt a policy of paying, subject to legally available funds, a modest quarterly cash dividend on outstanding shares of our common stock. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. For more information about our dividend policy, see "Dividend Policy."

*Q: **Who will manage Hanesbrands after the spin off?***

A: We benefit from a management team with an extensive background in both brand management in the consumer goods industry at Sara Lee as well as expertise in effectively executing product extensions and designing and building efficient manufacturing operations. Led by Lee Chaden, who will be our Executive Chairman after the spin off, and Richard Noll, who will be our Chief Executive Officer, our management team possesses deep knowledge of, and extensive experience in, our industry. For more information on our management, see "Management."

*Q: **What will the relationship be between Sara Lee and Hanesbrands following the spin off?***

A: After the spin off, Hanesbrands and Sara Lee will be independent, publicly traded companies, and Sara Lee will no longer have any ownership interest in us. We will, however, be parties to agreements that will define our ongoing relationship after the spin off. For example, under the terms of a master transition services agreement that we expect to enter into with Sara Lee prior to the consummation of the spin off, Hanesbrands and Sara Lee will provide to each other, for a fee, for a period of 12 months after the spin off, specified support services including human resources and payroll functions, financial and accounting functions and information technology. For more information on our relationship with Sara Lee after the spin off, see "Agreements with Sara Lee."

*Q: **Who is the distribution agent for the spin off?***

A: Computershare Investor Services, LLC is the distribution agent for the spin off.

*Q: **Where will Hanesbrands common stock trade?***

A: Currently, there is no public market for our common stock. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "HBI."

We anticipate that trading will commence on a when-issued basis shortly before the record date. In the context of a spin off, when-issued trading refers to trading in our stock commencing two days before the record date for the distribution and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular way trading will begin. Regular way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full day following the date of distribution. Shares of our common stock generally will be freely tradable after the spin off. We cannot predict the trading prices for our common stock before or after the distribution date.

For more information on the trading market for our shares, see "The Spin Off—Listing and Trading of Our Common Stock."

*Q: **Do I have appraisal rights?***

A: No. Holders of Sara Lee common stock have no appraisal rights in connection with the spin off.

*Q: **Who is the transfer agent for your common stock?***

A: Computershare Investor Services, LLC is the transfer agent for our common stock.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents summary historical and pro forma financial data, as well as other data. The statements of income data for each of the fiscal years in the three fiscal years ended July 2, 2005 have been derived from our audited Combined and Consolidated Financial Statements included elsewhere in this information statement. The statements of income data for the thirty-nine weeks ended April 2, 2005 and April 1, 2006 and the balance sheet data as of April 1, 2006 have been derived from our Unaudited Interim Condensed Combined and Consolidated Financial Statements included elsewhere in this information statement. The Unaudited Interim Condensed Combined and Consolidated Financial Statements are not necessarily indicative of the results to be expected for any other interim period or for fiscal 2006 as a whole. However, in the opinion of management, the unaudited interim financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim period. The historical financial data should be read in conjunction with our historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined and Consolidated Financial Statements" included elsewhere in this information statement.

The unaudited pro forma and pro forma as adjusted financial data have been derived from our historical financial statements and adjusted to give effect to the spin off and the related debt incurrence and the use of the proceeds therefrom. These adjustments are described under "Unaudited Pro Forma Combined and Consolidated Financial Statements." Our historical and unaudited pro forma and pro forma as adjusted financial data are not necessarily indicative of our future performance or of what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown.

	Years Ended			Thirty-nine Weeks Ended	
	June 28, 2003	July 3, 2004	July 2, 2005	April 2, 2005	April 1, 2006
				(unaudited)	(unaudited)
			(in thousands, except per share data)		
Statements of Income Data:					
Net sales	$4,669,665	$4,632,741	$4,683,683	$3,528,333	$ 3,352,699
Cost of sales	3,010,383	3,092,026	3,223,571	2,428,997	2,248,828
Gross profit	1,659,282	1,540,715	1,460,112	1,099,336	1,103,871
Selling, general and administrative expenses	1,126,065	1,087,964	1,053,654	775,607	749,236
Charges for (income from) exit activities	(14,397)	27,466	46,978	(815)	945
Income from operations	547,614	425,285	359,480	324,544	353,690
Interest expense	44,245	37,411	35,244	18,458	19,295
Interest income	(46,631)	(12,998)	(21,280)	(19,318)	(7,783)
Income before income taxes	550,000	400,872	345,516	325,404	342,178
Income tax expense (benefit)	121,560	(48,680)	127,007	97,911	78,970
Net income	$ 428,440	$ 449,552	$ 218,509	$ 227,493	$ 263,208
Pro Forma:					
Net income per share basic (1)	$ 4.51	$ 4.73	$ 2.30	$ 2.39	$ 2.77
Net income per share diluted (2)					
Other Data:					
EBITDA (3)	$ 656,269	$ 539,514	$ 477,371	$ 408,630	$ 436,014
Cash flows from (used in):					
Operating activities	493,986	471,436	506,871	390,961	460,140
Investing activities	(77,296)	(61,259)	(60,080)	(35,689)	(71,416)
Financing activities	(233,082)	(25,813)	(41,377)	(11,214)	(1,015,812)

	April 1, 2006		
	Actual	Pro Forma (4)	Pro Forma as Adjusted (5)
		(in thousands)	
Balance Sheet Data:			
Cash and cash equivalents	$ 455,895	$ —	$ 150,000
Total assets	4,205,112	3,233,372	3,430,172
Noncurrent liabilities:			
Noncurrent capital lease obligations	3,951	3,951	3,951
Noncurrent deferred tax liabilities	7,171	14,748	14,748
Other noncurrent liabilities	43,477	377,320	377,320
Total noncurrent liabilities	54,599	396,019	396,019
Total long-term debt	—	—	2,577,125
Total parent companies' equity	2,662,193	1,746,739	(206,461)

(1) The number of shares used to compute basic earnings per share is 95,016,942, which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of one share of our common stock for every eight shares of Sara Lee common stock that was outstanding at April 1, 2006.

(2) The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock described in (1) above used to compute basic earnings per share, plus the potential dilution that could occur if restricted stock units and options granted under the equity-based compensation arrangements were exercised or converted into common stock. This information is subject to the actual number of potentially diluted shares outstanding at distribution, their related intrinsic value and the current market price of the shares and will not be determined until after the distribution date. Any resulting dilution could be significant.

(3) "EBITDA" represents net income before interest, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or net cash from operating activities, as determined by generally accepted accounting principles, or "GAAP," and our calculation thereof may not be comparable to that reported by other companies. We present EBITDA because we understand that it is used by some investors and lenders to determine a company's historical ability to service and/or incur indebtedness and to fund ongoing capital expenditures. This belief is based in part on our negotiations with our lenders, who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

- EBITDA does not reflect our capital expenditures or future requirements for capital expenditures or contractual commitments;

- EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- EBITDA does not reflect the significant interest expense, or the cash requirement necessary to service interest or principal payments, on our debts;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

- Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, you should not consider EBITDA as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. The following is a reconciliation of net income to EBITDA for each of the applicable periods:

	Years Ended			Thirty-nine Weeks Ended	
	June 28, 2003	July 3, 2004	July 2, 2005	April 2, 2005	April 1, 2006
Net income	$428,440	$449,552	$218,509	$227,493	$263,208
Interest expense	44,245	37,411	35,244	18,458	19,295
Interest income	(46,631)	(12,998)	(21,280)	(19,318)	(7,783)
Income tax expense (benefit)	121,560	(48,680)	127,007	97,911	78,970
Depreciation	101,420	105,517	108,791	77,888	75,797
Amortization	7,235	8,712	9,100	6,198	6,527
Total EBITDA	$656,269	$539,514	$477,371	$408,630	$436,014

See our statements of income data set forth in our historical financial statements included elsewhere in this information statement.

(4) Assumes that the spin off occurred as of April 1, 2006.

(5) Assumes that the spin off and the related debt incurrence occurred as of April 1, 2006 and reflects the pro forma adjustments as described in the notes to our "Unaudited Pro Forma Combined and Consolidated Financial Statements," as well as the incurrence of $1.65 billion of debt under a proposed new senior secured credit facility, $450.0 million of debt under a proposed new senior secured second lien credit facility and $500.0 million of debt under a proposed new bridge loan facility with an estimated blended interest rate of 8.0%, and the payment to Sara Lee of $2.4 billion from the proceeds of such debt incurrence.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating our company and common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our business, results of operations or financial condition.

Risks Related to Our Business

A significant portion of our textile manufacturing operations are located in higher-cost locations, placing us at a product cost disadvantage to our competitors who have a higher percentage of their manufacturing operations in lower-cost, offshore locations.

Though there has been a general industrywide migration of manufacturing operations to lower-cost locations, such as Central America, the Caribbean Basin and Asia, a significant portion of our textile manufacturing operations are still located in higher-cost locations, such as the United States. In addition, our competitors generally source or produce a greater portion of their textiles from regions with lower costs than us, placing us at a cost disadvantage. Our competitors are able to exert pricing pressure on us by using their manufacturing cost savings to reduce prices of their products, while maintaining higher margins than us. To remain competitive, we must, among other things, react to these pricing pressures by lowering our prices from time to time. We will continue to experience pricing pressure and remain at a cost disadvantage to our competitors unless we are able to successfully migrate a greater portion of our textile manufacturing operations to lower-cost locations. However, we cannot assure you that our migration plans, as executed, will relieve these pricing pressures and our cost disadvantage.

We are in the process of relocating a significant portion of our textile manufacturing operations to overseas locations and this process involves significant costs and the risk of operational interruption.

We are currently relocating and expect to continue to relocate a significant portion of our textile manufacturing operations to locations in Central America, the Caribbean Basin and Asia. The process of relocating significant portions of our textile manufacturing and production operations has resulted in and will continue to result in significant costs. This process may also result in operational interruptions, which may have an adverse effect on our business, results of operations and financial condition.

The integration of our information technology systems is complex, and any delay or problem with this integration may cause serious disruption or harm to our business.

As part of our efforts to consolidate our operations, we are in the process of integrating currently unrelated information technology systems across our company which have resulted in operational inefficiencies and in some cases increased our costs. This process involves the replacement of eight independent systems environments running on different technology platforms with a unified enterprise system, which will integrate all of our departments and functions onto common software that runs off a single database. We are subject to the risk that we will not able to absorb the level of systems change, commit the necessary resources or focus the management attention necessary for the implementation to succeed. Many key strategic initiatives of major business functions, such as our supply chain and our finance operations, depend on advanced capabilities enabled by the new systems and if we fail to properly execute or if we miss critical deadlines in the implementation of this initiative, we could experience serious disruption and harm to our business.

We operate in a highly competitive and rapidly evolving market, and our market share and results of operations could be adversely affected if we fail to compete effectively in the future.

The apparel essentials market is highly competitive and evolving rapidly. Competition is generally based upon price, brand name recognition, product quality, selection, service and purchasing convenience. Our businesses face competition today from other large corporations and foreign manufacturers. These competitors include Fruit of the Loom, Inc., Warnaco Group Inc., VF Corporation and Maidenform Brands, Inc. in our innerwear business segment and Gildan Activewear, Inc., Russell Corporation and Fruit of the Loom, Inc. in our outerwear business segment. We also compete with many small companies across all of our business segments.

Additionally, department stores and other retailers, including many of our customers, market and sell apparel essentials products under private labels that compete directly with our brands. These customers may buy goods that are manufactured by others, which represents a lost business opportunity for us, or they may sell private label products manufactured by us, which have significantly lower gross margins than our branded products. We also face intense competition from specialty stores that sell private label apparel not manufactured by us, such as Victoria's Secret, Old Navy and The Gap.

Increased competition may result in a loss of or a reduction in shelf space and promotional support and reduced prices, in each case decreasing our cash flows, operating margins and profitability. Our ability to remain competitive in the areas of price, quality, brand recognition, research and product development, manufacturing and distribution will, in large part, determine our future success. If we fail to compete successfully, our market share, results of operations and financial condition will be materially and adversely affected.

If we fail to manage our inventory effectively, we may be required to establish additional inventory reserves or we may not carry enough inventory to meet customer demands, causing us to suffer lower margins or losses.

We are faced with the constant challenge of balancing our inventory with our ability to meet marketplace needs. Excess inventory reserves can result from the complexity of our supply chain, a long manufacturing process and the seasonal nature of certain products. As a result, we are subject to high levels of obsolescence and excess stock. Based on discussions with our customers and internally generated projections, we produce, purchase and/or store raw material and finished goods inventory to meet our expected demand for delivery. However, we sell a large number of our products to a small number of customers, and these customers are generally not required by contract to purchase our goods. If, after producing and storing inventory in anticipation of deliveries, demand is lower than expected, we may have to hold inventory for extended periods or sell excess inventory at reduced prices, in some cases below our cost. There are inherent uncertainties related to the recoverability of inventory, and it is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements. Excess inventory can reduce gross margins or result in operating losses, lowered plant and equipment utilization and lowered fixed operating cost absorption, all of which could have a material adverse effect on our business, results of operations or financial condition. For example, due in part to lower demand for some of our products in 2005 than forecasted, our total inventory reserve for fiscal 2005 was $116 million (which represented an increase of $25 million over fiscal 2004).

Conversely, we also are exposed to lost business opportunities if we underestimate market demand and produce too little inventory for any particular period. Because sales of our products are generally not made under contract, if we do not carry enough inventory to satisfy our customers' demands for our products within an acceptable time frame, they may seek to fulfill their demands from one or several of our competitors and may reduce the amount of business they do with us. Any such action would have a material adverse effect on our business, results of operations and financial condition.

Sales of and demand for our products may decrease if we fail to keep pace with evolving consumer preferences and trends.

Our success depends on our ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales may be lower than expected and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions, provide mark-down allowances to our customers or liquidate excess merchandise, any of which could have a material adverse effect on our net sales and profitability. Our brand image may also suffer if customers believe that we are no longer able to offer innovative products, respond to consumer preferences or maintain the quality of our products.

We rely on a relatively small number of customers for a significant portion of our sales, and the loss of or material reduction in sales to any of our top customers would have a material adverse effect on our business, results of operations and financial condition.

In fiscal 2005, our top ten customers accounted for 64% of our net sales and our top customer, Wal-Mart, accounted for 31% of our net sales. We expect that these customers will continue to represent a significant portion of our net sales in the future. In addition, our top ten customers are the largest market participants in our primary distribution channels across all of our product lines. Any loss of or material reduction in sales to any of our top ten customers, especially Wal-Mart, would be difficult to recapture, and would have a material adverse effect on our business, results of operations and financial condition.

We generally do not sell our products under contracts, and, as a result, our customers are generally not contractually obligated to purchase our products.

We generally do not enter into purchase agreements that obligate our customers to purchase our products, and as a result, most of our sales are made on a purchase order basis. For example, we have no agreements with Wal-Mart that obligate Wal-Mart to purchase our products. If any of our customers experiences a significant downturn in its business, or fails to remain committed to our products or brands, the customer is generally under no contractual obligation to purchase our products and, consequently, may reduce or discontinue purchases from us. In the past, such actions have resulted in a decrease in sales and an increase in our inventory and have had an adverse effect on our business, results of operations and financial condition. If such actions occur again in the future, our business, results of operations and financial condition will likely be similarly affected.

Further consolidation among our customer base and continued growth of our existing customers could result in increased pricing pressure, reduced floor space for our products and other changes that could be harmful to our business.

In recent years there has been a growing trend toward retailer consolidation. As a result of this consolidation, the number of retailers to which we sell our products continues to decline and, as such, larger retailers are now able to exercise greater negotiating power when purchasing our products. Continued consolidation in the retail industry could result in further price and other competition that may damage our business. Additionally, as our customers grow larger, they increasingly may require us to provide them with some of our products on an exclusive basis, which could cause an increase in the number of stock keeping units, or "SKUs," we must carry and, consequently, increase our inventory levels and working capital requirements.

Moreover, as our customers consolidate and grow larger they may increasingly seek markdown allowances, incentives and other forms of economic support which reduce our gross margins and affect our profitability. Our financial performance is negatively affected by these pricing pressures when we are forced to reduce our prices without being able to correspondingly reduce our production costs.

Our customers generally purchase our products on credit, and as a result, our results of operations and financial condition may be adversely affected if our customers experience financial difficulties.

During the past several years, various retailers, including some of our largest customers, have experienced significant difficulties, including restructurings, bankruptcies and liquidations. This could adversely affect us because our customers generally pay us after goods are delivered. Adverse changes in our customers' financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future purchases or limit our ability to collect accounts receivable relating to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations and financial condition.

International trade regulations may increase our costs or limit the amount of products that we can import from suppliers in a particular country.

Because a significant amount of our manufacturing and production operations are in, or our products are sourced from, overseas locations, we are subject to international trade regulations. The international trade regulations to which we are subject or may become subject include tariffs, safeguards or quotas. These regulations could limit the countries from which we produce or source our products or significantly increase the cost of operating in or obtaining materials originating in certain countries. Restrictions imposed by international trade regulations can have a particular impact on our business when, after we have moved our operations to a particular location, new unfavorable regulations are enacted in that area or favorable regulations currently in effect are changed. The countries in which our products are manufactured or into which they are imported may from time to time impose additional new regulations, or modify existing regulations, including:

- additional duties, taxes, tariffs and other charges on imports, including retaliatory duties or other trade sanctions, which may or may not be based on World Trade Organization, or "WTO," rules, and which would increase the cost of products purchased from suppliers in such countries;

- quantitative limits that may limit the quantity of goods which may be imported into the United States from a particular country, including the imposition of further "safeguard" mechanisms by the U.S. government or governments in other jurisdictions, limiting our ability to import goods from particular countries, such as China;

- changes in the classification of products that could result in higher duty rates than we have historically paid;

- modification of the trading status of certain countries;

- requirements as to where products are manufactured;

- creation of export licensing requirements, imposition of restrictions on export quantities or specification of minimum export pricing; or

- creation of other restrictions on imports.

Adverse international trade regulations, including those listed above, would harm our business.

Significant fluctuations and volatility in the price of cotton and other raw materials we purchase may have a material adverse effect on our business, results of operations and financial condition.

Cotton is the primary raw material used in the manufacture of many of our products. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating and often volatile cost of cotton, which is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices may also influence the prices of related items used in our business, such as chemicals, dyestuffs, polyester yarn and foam.

We are not always successful in our efforts to protect our business from the volatility of the market price of cotton, through short-term supply agreements and hedges, and our business can be adversely affected by dramatic movements in cotton prices. For example, we estimate that, excluding the impact of futures contracts, a change of $0.01 per pound in cotton prices would affect our annual raw material costs by $3.5 million, at current levels of production. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in cotton prices on industry selling prices are uncertain, but any dramatic increase in the price of cotton would have a material adverse effect on our business, results of operations and financial condition.

We are incurring substantial indebtedness in connection with the spin off, which will subject us to various restrictions and could decrease our profitability and otherwise adversely affect our business.

We are incurring substantial indebtedness in connection with the spin off and will have total debt of approximately $2.6 billion after giving effect to such incurrence. We will be subject to significant financial and operating restrictions contained in the credit agreements and similar instruments governing our indebtedness after the spin off. These restrictions will affect, and in some cases significantly limit or prohibit, among other things, our ability to:

- borrow funds;
- pay dividends or make other distributions;
- make investments;
- engage in transactions with affiliates; or
- create liens on our assets.

In addition, some of the credit agreements to which we will become subject will require us to maintain financial ratios. If we fail to comply with the covenant restrictions contained in these credit agreements, that failure could result in a default that accelerates the maturity of the indebtedness under such agreements.

Our substantial leverage also could put us at a significant competitive disadvantage compared to our competitors which are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions, secure additional financing for their operations by incurring additional debt, expend capital to expand their manufacturing and production operations to lower-cost areas and apply pricing pressure on us. In addition, because many of our customers rely on us to fulfill a substantial portion of their apparel essentials demand, any concern these customers may have regarding our financial condition may cause them to reduce the amount of products they purchase from us. Our substantial leverage could also impede our ability to withstand downturns in our industry or the economy in general.

After giving effect to our significant debt incurrence, we may not have sufficient funding for our operations and capital requirements.

We expect to pay $2.4 billion of the proceeds of the borrowings we are incurring in connection with the spin off to Sara Lee, and as a result, those proceeds will not be available for our business needs, such as funding working capital or the expansion of our operations. In addition, the restrictions contained in our credit agreements and similar instruments governing our debt obligations may restrict our ability to obtain additional capital in the future to:

- fund capital expenditures or acquisitions;
- meet our debt payment obligations and capital commitments;
- fund any operating losses or future development of our business affiliates;
- obtain lower borrowing costs that are available from secured lenders or engage in advantageous transactions that monetize our assets; or
- conduct other necessary or prudent corporate activities.

We may need to incur additional debt or issue equity in order to fund working capital and capital expenditures or to make acquisitions and other investments. We cannot assure you that debt or equity financing will be available to us on acceptable terms or at all. If we are not able to obtain sufficient financing, we may be unable to maintain or expand our business. It may be more expensive for us to raise funds through the issuance of additional debt than it was while we were part of Sara Lee.

If we raise funds through the issuance of debt or equity, any debt securities or preferred stock issued will have rights, preferences and privileges senior to those of holders of our common stock in the event of a liquidation, and the terms of the debt securities may impose restrictions on our operations. If we raise funds through the issuance of equity, the issuance would dilute your ownership interest.

To service our substantial debt obligations we may need to increase the portion of the income of our foreign subsidiaries that is expected to be remitted to the United States, which could significantly increase our income tax expense.

We pay U.S. federal income taxes on that portion of the income of our foreign subsidiaries that is expected to be remitted to the United States and be taxable. The amount of the income of our foreign subsidiaries we remit to the United States may significantly impact our U.S. federal income tax rate. In order to service our substantial debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that we expect to remit to the United States, which may significantly increase our income tax expense. Consequently, we believe that our tax rate in future periods is likely to be higher, on average, than our historical income tax rates.

If we fail to meet our payment or other obligations under the senior secured credit facility, the lenders could foreclose on, and acquire control of, substantially all of our assets.

In connection with our incurrence of indebtedness under the senior secured credit facility, the lenders will receive a pledge of substantially all of our existing and future direct and indirect subsidiaries, with certain customary or agreed-upon exceptions for foreign subsidiaries and certain other subsidiaries. Additionally, these lenders generally will have a lien on substantially all of our assets and the assets of our subsidiaries, with certain customary or agreed-upon exceptions. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the senior secured credit facility, the lenders will be entitled to foreclose on substantially all of our assets and, at their option, liquidate these assets.

Our supply chain is reliant on an extensive network of foreign operations and any disruption to or adverse impact on our foreign operations may adversely affect our business, results of operations and financial condition.

We have an extensive global supply chain in which a significant portion of our products are manufactured in or sourced from locations in Central America, the Caribbean Basin, Mexico and Asia. Potential events that may disrupt our foreign operations include:

- political instability and acts of war or terrorism;

- disruptions in shipping and freight forwarding services;

- increases in oil prices, which would increase the cost of shipping;

- interruptions in the availability of basic services and infrastructure, including power shortages;

- fluctuations in foreign currency exchange rates resulting in uncertainty as to future asset and liability values, cost of goods and results of operations that are denominated in foreign currencies;

- extraordinary weather conditions or natural disasters, such as hurricanes, earthquakes or tsunamis; and

- the occurrence of an epidemic, the spread of which may impact our ability to obtain products on a timely basis.

Disruptions to our foreign operations have an adverse impact on our supply chain which can result in production and sourcing interruptions, increases in our cost of sales and delayed deliveries of our products to our customers, all of which can have an adverse affect on our business, results of operations and financial condition.

The loss of one or more of our suppliers of finished goods or raw materials may interrupt our supplies and materially harm our business.

We purchase all of the raw materials used in our products and approximately 15% of the apparel designed by us from a limited number of third-party suppliers and manufacturers. Our ability to meet our customers' needs depends on our ability to maintain an uninterrupted supply of raw materials and finished products from our third-party suppliers and manufacturers. Our business, financial condition or results of operations could be adversely affected if any of our principal third-party suppliers or manufacturers experience production problems, lack of capacity or transportation disruptions. The magnitude of this risk depends upon the timing of the changes, the materials or products that the third-party manufacturers provide and the volume of production.

Our dependence on third parties for raw materials and finished products subjects us to the risk of supplier failure and customer dissatisfaction with the quality of our products. Quality failures by our third-party manufacturers or changes in their financial or business condition which affect their production could disrupt our ability to supply quality products to our customers and thereby materially harm our business.

We may suffer negative publicity if we or our third-party manufacturers violate labor laws or engage in practices that are viewed as unethical or illegal.

We cannot fully control the business and labor practices of our third-party manufacturers, the majority of whom are located in Central America, the Caribbean Basin and Asia. If one of our own manufacturing operations or one of our third-party manufacturers violates or is accused of violating local or international labor laws or other applicable regulations, or engages in labor or other practices that would be viewed in any market in which our products are sold as unethical, we could suffer negative publicity which could tarnish our brands' image or result in a loss of sales. In addition, if such negative publicity affected one of our customers, it could result in a loss of business for us.

We have approximately 50,000 employees worldwide, and our business operations and financial performance could be adversely affected by changes in our relationship with our employees or changes to U.S. or foreign employment regulations.

We have approximately 50,000 employees worldwide. This means we have a significant exposure to changes in domestic and foreign laws governing our relationships with our employees, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll taxes, changes which would likely have a direct impact on our operating costs. We have approximately 35,500 employees outside of the United States. A significant increase in minimum wage or overtime rates in such countries could have a significant impact on our operating costs and may require that we relocate those operations or take other steps to mitigate such increases, all of which may cause us to incur additional costs, expend resources responding to such increases, and lower our margins.

In addition, some of our employees are members of labor organizations or are covered by collective bargaining agreements. If there were a significant increase in the number of our employees who are members of labor organizations or become parties to collective bargaining agreements, we would become vulnerable to a strike, work stoppage or other labor action by these employees that could have an adverse effect on our business.

Due to the extensive nature of our foreign operations, fluctuations in foreign currency exchange rates could negatively impact our results of operations.

We sell a majority of our products in transactions denominated in U.S. dollars; however, we purchase many of our products, pay a portion of our wages and make other payments in our supply chain in foreign currencies. As a result, if the U.S. dollar were to weaken against any of these currencies, our cost of sales could increase substantially. We are also exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of operating results and financial position of our foreign subsidiaries. In addition, currency fluctuations can impact the price of cotton, the primary raw material we use in our business.

We have significant unfunded employee benefit liabilities: if assumptions underlying our calculation of these liabilities prove incorrect, the amount of these liabilities could increase or we could be required to make contributions to these plans in excess of our current expectations, both of which could have a negative impact on our cash flows, liquidity and results of operations.

We will assume significant unfunded employee benefit liabilities for pension, postretirement and other retirement benefit qualified and nonqualified plans from Sara Lee in connection with the spin-off. These unfunded liabilities are expected to be approximately $348.6 million. Included in these unfunded liabilities are pension obligations which have not been reflected in our historical financial statements, because these obligations have historically been obligations of Sara Lee. The pension obligations we are assuming are projected to be approximately $266.0 million more than the corresponding pension assets we are acquiring, which will result in our pension plans being underfunded. In addition, we could be required to make contributions to the pension plans in excess of our current expectations if financial conditions change or if the assumptions we have used to calculate our pension costs and obligations turn out to be inaccurate. A significant increase in our funding obligations could have a negative impact on our cash flows, liquidity and results of operations. See "Unaudited Pro Forma Combined and Consolidated Financial Statements."

Due to restrictions imposed on us related to Sara Lee's sale of its European branded apparel business, we are prohibited from selling our *Wonderbra* and *Playtex* intimate apparel products in the European Union, as well as certain other countries in Europe and South Africa.

In February 2006, Sara Lee sold its European branded apparel business to an affiliate of Sun Capital. In connection with the sale, Sun Capital received an exclusive, perpetual, royalty-free license to sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the European Union, or the "EU," as well as Russia, South Africa, Switzerland and certain other nations in Europe (together with the EU, the "Covered Nations"). Due to the exclusive license, we are not permitted to sell *Wonderbra* and *Playtex* branded products in the Covered Nations and Sun Capital is not permitted to sell *Wonderbra* and *Playtex* branded products outside of the Covered Nations. We are also not permitted to distribute or sell certain apparel products, not including *Hanes* products, in the Covered Nations until February 2007. Consequently, we will not be able to take advantage of business opportunities that may arise relating to the sale of *Wonderbra* and *Playtex* products in the Covered Nations. In addition, any misuse of the *Wonderbra* and *Playtex* brands by Sun Capital could result in bad press and a loss of sales for our products under these brands, any of which may have a material adverse effect on our business, results of operations or financial condition. For more information on these sales restrictions see "Description of Our Business—Intellectual Property."

The success of our business is tied to the strength and reputation of our brands, including brands which we license to other parties. If other parties take actions that weaken, harm the reputation of, or cause confusion with our brands, our business, and consequently our sales and results of operations, may be adversely affected.

We license some of our important trademarks to third parties. For example, we license *Champion* to third parties for athletic-oriented accessories. Although we make concerted efforts to protect our brands through quality control mechanisms and contractual obligations imposed on our licensees, there is a risk that some licensees may not be in full compliance with those mechanisms and obligations. In that event, or if a licensee engages in behavior with respect to the licensed marks that would cause us reputational harm, we could experience a significant downturn in that brand's business, adversely affecting our sales and results of operations.

We design, manufacture, source and sell products under trademarks that are licensed from third parties. If any licensor takes actions related to their trademarks that would cause their brands or our company reputational harm, our business may be adversely affected.

We design, manufacture, source and sell a number of our products under trademarks that are licensed from third parties such as our Donna Karan hosiery and Polo Ralph Lauren men's underwear. Since we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand's business, adversely affecting our sales and results of operations. If any licensor engages in behavior with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of another or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand's business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising and, possibly, legal fees.

Risks Related to the Spin Off

If the IRS determines that the spin off does not qualify as a "tax free" distribution or a "tax free" reorganization, we may be subject to substantial liability.

Sara Lee has received a private letter ruling from the IRS to the effect that, among other things, the spin off will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended, or the "Code," and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code, and the transfer to us of assets and the assumption by us of liabilities in connection with the spin off will not result in the recognition of any gain or loss for U.S. federal income tax purposes to Sara Lee. See "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off."

Although the private letter ruling relating to the qualification of the spin off under Sections 355 and 368(a)(1)(D) of the Code is generally binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling. Also, as part of the IRS's general policy with respect to rulings on spin off transactions under Section 355 of the Code, the private letter ruling obtained by Sara Lee is based upon representations by Sara Lee that certain conditions which are necessary to obtain tax-free treatment under Section 355 and Section 368(a)(1)(D) of the Code have been satisfied, rather than a determination by the IRS that these conditions have been satisfied. Any inaccuracy in these representations could invalidate the ruling.

If the spin off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Sara Lee would be subject to tax as if it has sold the common stock of our company in a taxable sale for its fair market value. Sara Lee's stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them, taxed as a dividend (without reduction for any portion of a Sara Lee's stockholder's basis in its shares of Sara Lee common stock) for U.S. federal income tax purposes and possibly for purposes of state and local tax law, to the extent of a Sara Lee's stockholder's pro rata share of Sara Lee's current and accumulated earnings and profits (including any arising from the taxable gain to Sara Lee with respect to the spin off). It is expected that the amount of any such taxes to Sara Lee's stockholders and to Sara Lee would be substantial.

In the tax sharing agreement with Sara Lee, we will agree to indemnify Sara Lee and its affiliates for any liability for taxes of Sara Lee resulting from: (1) any action or failure to act by us or any of our affiliates following the completion of the spin off that would be inconsistent with or prohibit the spin off from qualifying as a tax-free transaction to Sara Lee and to you under Sections 355 and 368(a)(1)(D) of the Code, or (2) any action or failure to act by us or any of our affiliates following the completion of the spin off that would be inconsistent with or cause to be untrue any material, information, covenant, or representation made in connection with the private letter ruling obtained by Sara Lee from the IRS relating to, among other things, the qualification of the spin off as a tax-free transaction described under Sections 355 and 368(a)(1)(D) of the Code. For a more detailed discussion, see "Agreements with Sara Lee—Tax Sharing Agreement." Our indemnification obligations to Sara Lee and its affiliates are not limited in amount or subject to any cap. It is expected that the amount of any such taxes to Sara Lee would be substantial.

We have no operating history as an independent company upon which you can evaluate our performance and accordingly, our prospects must be considered in light of the risks that any newly independent company encounters.

Prior to the consummation of this distribution, we have operated as part of Sara Lee. Accordingly, we have no experience operating as an independent company and performing various corporate functions, including human resources, tax administration, legal (including compliance with the Sarbanes-Oxley Act of 2002 and with the periodic reporting obligations of the Securities Exchange Act of 1934), treasury administration, investor relations, internal audit, insurance, information technology and telecommunications services, as well as the accounting for many items such as equity compensation, income taxes, derivatives, intangible assets and pensions. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies such as ours in highly competitive markets with complex supply chain operations.

Our historical and pro forma financial information is not necessarily indicative of our results as a separate company and therefore may not be reliable as an indicator of our future financial results.

Our historical financial statements and Unaudited Pro Forma Combined and Consolidated Financial Statements have been created from Sara Lee's financial statements using our historical results of operations and historical bases of assets and liabilities as part of Sara Lee. Accordingly, the historical financial information we have included in this information statement is not necessarily indicative of what our financial position, results of operations and cash flows would have been if we had been a separate, stand-alone entity during the periods presented.

The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in our capital structure, funding and operations as a result of the spin off. While our historical results of operations include all costs of Sara Lee's branded apparel business, our historical costs and expenses do not include all of the costs that would have been or will be incurred by us as an independent company. In addition, we have not made adjustments to our historical financial information to reflect changes, many of which are significant, that will occur in our cost structure, financing and operations as a result of the spin off, including the substantial debt and pension liabilities that we will assume in connection with the spin off. These changes include potentially increased costs associated with reduced economies of scale and purchasing power.

Our effective income tax rate as reflected in our historical financial information also may not be indicative of our future effective income tax rate. Among other things, the rate may be materially impacted by:

- changes in the mix of our earnings from the various jurisdictions in which we operate;

- the tax characteristics of our earnings;

- the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States, which may increase our tax expense and taxes paid;

- the timing and results of any reviews of our income tax filing positions in the jurisdictions in which we transact business; and

- the expiration of the tax incentives for manufacturing operations in Puerto Rico, which have been repealed effective in fiscal 2007.

We and Sara Lee will provide a number of services to each other pursuant to a master transition services agreement. When the master transition services agreement terminates, we will be required to replace Sara Lee's services internally or through third parties on terms that may be less favorable to us.

Under the terms of a master transition services agreement that we expect to enter into with Sara Lee prior to the spin off, we and Sara Lee will provide to each other, for a fee, specified support services related to human resources and payroll functions, financial and accounting functions and information technology for a period of up to 12 months following the spin off. When the master transition services agreement terminates, Sara Lee will no longer be obligated to provide any of these services to us or pay us for the services we are providing Sara Lee, and we will be required to either enter into a new agreement with Sara Lee or another services provider or assume the responsibility for these functions ourselves. At such time, the economic terms of the new arrangement may be less favorable than the arrangement with Sara Lee under the master transition services agreement, which may have a material adverse effect on our business, results of operations and financial condition.

We will agree to certain restrictions in order to comply with U.S. federal income tax requirements for a tax-free spin off and may not be able to engage in acquisitions and other strategic transactions that may otherwise be in our best interests.

Current U.S. federal tax law that applies to spin offs generally creates a presumption that the spin off would be taxable to Sara Lee but not to its stockholders if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in the acquisition of a 50% or greater interest (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin off, unless it is established that the transaction is not pursuant to a plan related to the spin off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain "safe harbors" for acquisitions of our stock that are not considered to be part of a plan related to the spin off.

There are other restrictions imposed on us under current U.S. federal tax law for spin offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as continuing to own and manage our apparel business and limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax sharing agreement with Sara Lee, we will agree that, among other things, we will not take any actions that would result in any tax being imposed on Sara Lee as a result of the spin off. Further, for the two-year period following the spin off, we will agree not to: (1) repurchase any of our stock except in certain circumstances permitted by the IRS guidelines, (2) voluntarily dissolve or liquidate or engage in any merger (except certain cash acquisition mergers), consolidation, or other reorganizations except for certain mergers of our wholly-owned subsidiaries to the extent not inconsistent with the tax-free status of the spin off, (3) sell, transfer, or otherwise dispose of more than 50% of our assets, excluding any sales conducted in the ordinary course of business or (4) cease, transfer or dispose of all or any portion of our socks business. We will, however, be permitted to take certain actions otherwise prohibited by the tax sharing agreement if we provide Sara Lee with an unqualified opinion of tax counsel or private letter ruling from the IRS, acceptable to Sara Lee, to the effect that these actions with not affect the tax-free nature of the spin off. These restrictions could substantially limit our strategic and operational flexibility, including our ability to finance our operations by issuing equity securities, make acquisitions using equity securities, repurchase our equity securities, raise money by selling assets, or enter into business combination transactions.

Substantial sales of our common stock following the distribution may have an adverse impact on the trading price of our common stock.

Some of the Sara Lee's stockholders who receive our shares of common stock may decide that their investment objectives do not include ownership of our shares, and may sell their shares of common stock following the distribution. In particular, certain Sara Lee stockholders that are institutional investors have investment parameters that depend on their portfolio companies maintaining a minimum market capitalization that we may not achieve after the distribution. Also, many employees of Sara Lee may be unwilling to continue to hold our common stock in their 401(k) or other retirement accounts because such employees will not be employed by us. For example, participants in the Sara Lee 401(k) Plan who fail to make an affirmative election to retain the shares of Hanesbrands common stock that they receive on the distribution date will have their entire holding of Hanesbrands common stock in their Sara Lee 401(k) Plan account liquidated shortly after the distribution date. In addition, participants in the Sara Lee 401(k) Plan who affirmatively elect to retain the shares of Hanesbrands common stock that they receive in their Sara Lee 401(k) Plan account will be required to liquidate those shares within one year after the distribution date. We cannot predict whether other stockholders will resell large numbers of our shares of common stock in the public market following the distribution or how quickly they may resell these shares. If our stockholders sell large numbers of our shares of common stock over a short period of time, or if investors anticipate large sales of our shares of common stock over a short period of time, this could adversely affect the trading price of our shares of common stock.

The terms of our spin off from Sara Lee, anti-takeover provisions of our charter and by-laws, as well as Maryland law and our stockholder rights agreement, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The terms of our spin off from Sara Lee could delay or prevent a change of control that you may favor. An acquisition or issuance of our common stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e) of the Code, please see "The Spin Off—Material U.S. Federal Income Tax Consequences of the Spin Off." Under the tax sharing agreement we will enter into with Sara Lee, we would be required to indemnify Sara Lee for the resulting tax in connection with such an acquisition or issuance and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable. Our charter and bylaws and Maryland law contain provisions that could make it harder for a third-party to acquire us without the consent of our board of directors. Our charter permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, conversion or other rights, voting powers, and other terms of the classified or reclassified shares. Our board of directors could establish a series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Our board of directors also is permitted, without stockholder approval, to implement a classified board structure at any time.

Our bylaws, which can only be amended by our board of directors, provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a stockholders meeting may be made only in the notice of the meeting, by our board of directors or by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws. Also, under Maryland law, business combinations, including issuances of equity securities, between us and any person who beneficially owns 10% or more of our common stock or an affiliate of such person, are prohibited for a five-year period unless exempted by the statute. After this five-year period, a combination of this type must be approved by two super-majority stockholder votes, unless some conditions are met or the business combination is exempted by our board of directors.

In addition, we expect to adopt a stockholder rights agreement which will provide that in the event of an acquisition of or tender offer for 15% of our outstanding common stock, our stockholders shall be granted rights to purchase our common stock at a certain price. The stockholders rights agreement could make it more difficult for a third-party to acquire our common stock without the approval of our board of directors.

These and other provisions of Maryland law or our charter and bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be considered favorably by our stockholders.

See "Agreements with Sara Lee—Tax Sharing Agreement" and "Description of Our Capital Stock" for a more detailed description of these agreements and of these provisions of Maryland law, our charter and bylaws.

Until the distribution occurs Sara Lee has the sole discretion to change the terms of the spin off in ways which may be unfavorable to us.

Until the distribution occurs Sara Lee will have the sole and absolute discretion to determine and change the terms of, and whether to proceed with, the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Sara Lee may decide at any time not to proceed with the spin off.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials we have filed or will file with the Securities and Exchange Commission, or the "SEC," contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "intend," "anticipate," "plan," "continue" or similar expressions. In particular, information included under "The Spin Off," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Our Business" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our ability to migrate our production and manufacturing operations to lower-cost centers around the world;

- the highly competitive and evolving nature of the industry in which we compete;

- our ability to effectively manage our inventory and reduce inventory reserves;

- any failure by us to successfully streamline our operations;

- retailer consolidation and other changes in the apparel essentials industry;

- our ability to keep pace with changing consumer preferences in intimate apparel;

- any loss of or reduction in sales to any of our top customers, especially Wal-Mart;

- financial difficulties experienced by any of our top customers;

- risks associated with our foreign operations or foreign supply sources, such as disruption of markets, changes in import and export laws, currency restrictions and currency exchange rate fluctuations;

- the impact of economic and business conditions and industry trends in the countries in which we operate on our supply chain;

- any failure by us to protect against dramatic changes in the volatile market price of cotton, the primary material used in the manufacture of our products;

- costs and adverse publicity arising from violations of labor and environmental laws by us or any of our third-party manufacturers;

- our ability to attract and retain key personnel;

- our substantial debt and debt service requirements which restrict our operating and financial flexibility, and impose significant interest and financing costs;

- the risk of inflation or deflation;

- consumer disposable income and spending levels, including the availability and amount of individual consumer debt;

- rapid technological changes;

- future financial performance, including availability, terms and deployment of capital;

- the outcome of any pending or threatened litigation;

- our ability to comply with environmental and occupational health and safety laws and regulations;

- general economic conditions; and

- possible terrorists attacks and ongoing military action in the Middle East and other parts of the world.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this information statement. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based, other than as required by law.

THE SPIN OFF

Background

Our business is currently part of Sara Lee and our assets and liabilities consist of those that Sara Lee attributes to its branded apparel business (excluding its European and U.K. operations, which have been sold by Sara Lee). The board of directors of Sara Lee has determined to separate its branded apparel business segment from its other business segments by means of a spin off. To accomplish the spin off, Sara Lee is distributing all of its equity interests in our company, consisting of all of the outstanding shares of our common stock, to Sara Lee's stockholders on a pro rata basis. Following the spin off, Sara Lee will cease to own any equity interest in our company, and we will be an independent, publicly traded company. No vote of Sara Lee's stockholders is required or being sought in connection with the spin off, and Sara Lee's stockholders have no appraisal rights in connection with the spin off.

Reasons for the Spin Off

Among other things, the board of directors of Sara Lee considered the following potential benefits in making its determination to approve the spin off:

- *Enabling investors to invest directly in our business*. Because our company and Sara Lee's other business segments operate primarily in different industries, an equity investment in each company may appeal to investors with different goals, interests and concerns. Establishing separate equity securities will allow investors to make separate investment decisions with respect to our and Sara Lee's respective businesses.

- *Allowing us and Sara Lee to focus on our respective core businesses*. Sara Lee is implementing a transformation plan in order to make Sara Lee and us more tightly focused companies—with Sara Lee focusing on its food, beverage and household products business and us focusing on the branded apparel business as an independent company. Sara Lee's lines of business have financial and operational characteristics which are distinct from those of our business. The spin off will allow Sara Lee to adopt more focused strategies around its core businesses and will enable us to better focus on the growth and development of our business.

- *Creating more effective management incentives*. We and Sara Lee believe that the spin off will enable each of our companies to create more effective management incentive and retention programs. Following the spin off, stock-based compensation and other incentive awards held by employees of each of our companies will be tied more directly to the performance of the company for which the employees work.

- *Direct access to capital*. Historically, our working capital requirements and capital for general corporate purposes, including acquisitions and capital expenditures, have been satisfied as part of the corporate wide cash management policies of Sara Lee. We expect to have better and more direct access to the capital markets after the spin off as our investors will not be forced to understand and make investment decisions with respect to Sara Lee's other businesses that are fundamentally different from our business. Sara Lee also will benefit since its investors will not need to understand and make investment decisions with respect to our business. In addition, we and Sara Lee will have the option to use our own respective equity as acquisition or financing currency should the appropriate strategic opportunities arise.

Neither we nor Sara Lee can assure you that, following the spin off, any of these benefits will be realized to the extent anticipated or at all.

Manner of Effecting the Spin Off

On the distribution date, Sara Lee will effect the spin off by distributing to holders of record of its common stock (or their designees) as of the record date a dividend of one share of our common stock for every eight shares of Sara Lee common stock held by them on the record date and not subsequently sold in the "regular way" market.

Prior to the spin off, Sara Lee will deliver all of the issued and outstanding shares of our common stock to the distribution agent. On or about September 5, 2006, which we refer to as the "distribution date," the distribution agent will effect delivery of the shares of our common stock issuable in the spin off through the transfer agent's book-entry registration system by mailing to each record holder a statement of holdings detailing the record holder's ownership interest in our company and the method by which the record holder may access its account and, if desired, trade its shares of our common stock. Please note that if any stockholder of Sara Lee on the record date sells shares of Sara Lee common stock after the record date but on or before the distribution date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See "—Trading of Sara Lee Common Stock Between the Record Date and the Distribution Date" below for more information.

A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with the share. The existence of the preferred stock purchase rights may deter a potential acquiror from making a hostile takeover proposal or a tender offer. For a more detailed discussion of these rights, see "Description of Our Capital Stock—Certain Provisions of Maryland Law and of Our Charter and Bylaws That Could Have the Effect of Delaying, Deferring or Preventing a Change in Control—Rights Agreement."

You are not being asked to take any action in connection with the spin off. You also are not being asked for a proxy or to surrender any of your shares of Sara Lee common stock for shares of our common stock. The number of outstanding shares of Sara Lee common stock will not change as a result of the spin off, although the value of shares of Sara Lee common stock will be affected.

Treatment of Fractional Shares

Fractional shares of our common stock will not be issued to Sara Lee stockholders as part of the distribution nor credited to book-entry accounts. Record stockholders of fewer than eight shares of Sara Lee common stock on the record date, which would entitle them to receive less than one whole share of our common stock, will receive cash in lieu of fractional shares. The distribution agent will aggregate all of the fractional shares and sell them in the open market at then prevailing prices on behalf of these stockholders. These stockholders will receive cash payments in the amount of their proportionate share of the net sale proceeds from the sale of the aggregated fractional shares, based upon the average gross selling price per share of our common stock after making appropriate deductions for any required withholdings for U.S. federal income tax purposes. See "—Material U.S. Federal Income Tax Consequences of the Spin Off" for a discussion of the U.S. federal income tax treatment of the proceeds received from the sale of fractional shares. We will bear the cost of brokerage fees incurred in connection with these sales. We anticipate that these sales will occur as soon after the date of the spin off as practicable as determined by the distribution agent. None of Sara Lee, us or the distribution agent will guarantee any minimum sale price for the fractional shares. The distribution agent will have the sole discretion to select the broker-dealer(s) through which to sell the shares and to determine when, how and at what price to sell the shares. Further, neither the distribution agent nor the selected broker-dealer(s) will be our affiliate or an affiliate of Sara Lee.

Material U.S. Federal Income Tax Consequences of the Spin Off

The following is a summary of certain material U.S. federal income tax consequences to Sara Lee and the holders of Sara Lee common stock resulting from the spin off. This discussion is based upon the Code, existing and proposed Treasury Regulations promulgated thereunder, and current administrative rulings and court decisions, all as in effect as of the date of this information statement, and all of which are subject to change. Any such change, which may or may not be retroactive, could materially alter the tax consequences to Sara Lee or the holders of Sara Lee common stock as described in this information statement. This summary does not discuss all U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances or to a stockholder that may be subject to special tax rules, including, without limitation:

- stockholders subject to the alternative minimum tax;

- banks, insurance companies, or other financial institutions;

- tax-exempt organizations;

- dealers in securities or commodities;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- stockholders whose "functional currency" is not the U.S. dollar;

- stockholders holding their common stock through partnerships and other pass-through entities; and

- U.S. expatriates and non-U.S. persons.

In addition, the following discussion does not address the tax consequences of the spin off under state, local, or foreign tax laws, the tax consequences of transactions effectuated prior to or after the spin off (whether or not such transactions are undertaken in connection with the spin off), or the tax consequences to stockholders who received our common stock pursuant to the exercise of employee stock options, under an employee stock purchase plan, or otherwise as compensation.

This summary of the material U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, you are urged to consult your own tax advisors concerning the U.S. federal, state, and local, and non-U.S. tax consequences of the spin off to you.

Sara Lee has received a private letter ruling from the IRS to the effect that the spin off will qualify as a tax-free distribution under Section 355 and a tax-free reorganization under Section 368(a)(1)(D) of the Code. Such ruling provides that, for U.S. federal income tax purposes, among other things:

- no gain or loss will be recognized by Sara Lee upon the distribution of shares of our common stock to holders of Sara Lee common stock pursuant to the spin off;

- other than with respect to fractional shares of our common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Sara Lee common stock upon the receipt of shares of our common stock pursuant to the spin off;

- a Sara Lee stockholder who receives shares of our common stock in the spin off will have an aggregate adjusted basis in its shares of our common stock (including any fractional share in respect of which cash is received) and its shares of Sara Lee common stock immediately after the spin off equal to the aggregate adjusted basis of the stockholder's Sara Lee common stock held prior to the spin off, which will be allocated in proportion to their relative fair market values; and

- the holding period of the shares of our common stock received in the spin off by a Sara Lee stockholder will include the holding period of its shares of Sara Lee common stock, provided that such shares of Sara Lee common stock were held as a capital asset on the distribution date.

United States Treasury Regulations also generally provide that if a Sara Lee stockholder holds different blocks of Sara Lee common stock (generally shares of Sara Lee common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Sara Lee common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock (including any fractional share) received in the spin off in respect of such block of Sara Lee common stock and such block of Sara Lee common stock, in proportion to their respective fair market values, and the holding period of the shares of our common stock (including any fractional share) received in the spin off in respect of such block of Sara Lee common stock will include the holding period of such block of Sara Lee common stock, provided that such block of Sara Lee common stock was held as a capital asset on the distribution date. If a Sara Lee stockholder is not able to identify which particular shares of our common stock (including any fractional share) are received in the spin off with respect to a particular block of Sara Lee common stock, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock (including any fractional share) are received in the spin off in respect of a particular block of Sara Lee common stock, provided that such designation is consistent with the terms of the spin off. Holders of Sara Lee common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

If you receive cash in lieu of a fractional share of our common stock as part of the spin off, you will be treated as though you first received a distribution of the fractional share in the spin off and then sold it for the amount of such cash. You will generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if your holding period (as determined above) for such fractional share of Sara Lee common stock is more than one year on the distribution date.

Although the private letter ruling relating to the qualification of the spin off under Sections 355 and 368(a)(1)(D) of the Code is generally binding on the IRS, the continuing validity of the ruling is subject to the accuracy of factual representations and assumptions made in connection with obtaining such private letter ruling. Further, as part of the IRS's general ruling policy with respect to spin off transactions under Section 355 of the Code, the private letter ruling is based upon representations by Sara Lee (rather than a determination by the IRS) that certain conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Any inaccuracy in these representations could invalidate the ruling.

If the spin off does not qualify for tax-free treatment, then Sara Lee will recognize taxable gain in an amount equal to the excess of the value of the shares of our common stock held by Sara Lee immediately prior to the spin off over Sara Lee's tax basis in such shares of our common stock. In addition, a holder of Sara Lee's common stock will be subject to tax as if the holder had received a taxable distribution in an amount equal to the fair market value of the shares of our common stock received in the spin off by such holder. See "Risk Factors— Risks Related to the Spin Off—The spin off could result in substantial tax liability."

Current U.S. federal tax law that applies to spin offs generally creates a presumption that the spin off would be taxable to Sara Lee but not to its stockholders if we engage in, or enter into an agreement to engage in, a plan or series of related transactions that would result in 50% or greater change (by vote or by value) in our stock ownership during the four-year period beginning on the date that begins two years before the spin off, unless it is established that the transaction is not pursuant to a plan related to the spin off. United States Treasury Regulations generally provide that whether an acquisition of our stock and a spin off are part of a plan is determined based on all of the facts and circumstances, including specific factors listed in the regulations. In addition, the regulations provide certain "safe harbors" for acquisitions of our stock that are not considered to be part of a plan related to the spin off.

There are other restrictions imposed on us under current U.S. federal tax law for spin offs and with which we will need to comply in order to preserve the favorable tax treatment of the distribution, such as continuing to own and manage our apparel business and limitations on sales or redemptions of our common stock for cash or other property following the distribution.

In the tax sharing agreement with Sara Lee, we will agree that, among other things, we will not take any actions that would result in any tax being imposed on the spin off. Please see "Agreements with Sara Lee—Tax Sharing Agreement" for more detail.

Treasury Regulations under Section 355 of the Code require that certain Sara Lee stockholders who receive shares of our common stock pursuant to the spin off attach statements to their U.S. federal income tax returns for the taxable year in which such stockholder receives the shares of our common stock in the spin off, which statement shows the applicability of Section 355 of the Code to the spin off.

Sara Lee will make available to the Sara Lee stockholders who may be subject to this requirement any information known to Sara Lee and necessary to comply with this requirement.

Results of the Spin Off

After the spin off, we will be an independent public company owning and operating what had previously been Sara Lee's branded apparel business (excluding certain of Sara Lee's branded apparel business operations in Europe and the U.K.). Immediately following the spin off, we expect to have outstanding approximately 95.1 million shares of our common stock and approximately 81,350 holders of record of shares of our common stock, based upon the number of shares of Sara Lee common stock outstanding and the number of record holders of Sara Lee common stock on July 28, 2006.

The spin off will not affect the number of outstanding Sara Lee shares or any rights of Sara Lee stockholders, although it will affect the market value of the outstanding Sara Lee common stock.

Listing and Trading of Our Common Stock

As of the date of this information statement, there is no public market for our common stock. Further, as of the date of this information statement, there are no shares of Hanesbrands common stock that are subject to outstanding options or warrants to purchase, or securities convertible into, Hanesbrands common stock. Similarly, other than shares held by Sara Lee, there are no shares of Hanesbrands common stock that may be sold pursuant to Rule 144. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "HBI." After the spin off, Sara Lee common stock will continue to be listed on the New York Stock Exchange under the symbol "SLE."

There currently is no trading market for our common stock, although we expect that a limited market, commonly known as a "when-issued" trading market, will develop on or shortly before the record date for the distribution, and we expect regular way trading of our common stock will begin on the first trading day after the completion of the spin off. Neither we nor Sara Lee can assure you as to the trading price of our common stock after the spin off or as to whether the combined trading prices of our common stock and Sara Lee's common stock after the spin off will be less than, equal to or greater than the trading prices of Sara Lee's common stock prior to the spin off. See "Risk Factors—Risks Related to the Spin Off." The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops.

The shares of our common stock distributed to Sara Lee's stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. In addition, individuals who are affiliates of Sara Lee on the distribution date may be deemed to be affiliates of ours. Individuals who are our affiliates will be permitted to sell their shares of common stock received in the spin off only pursuant to an effective registration statement under the Securities Act of 1933, of the "Securities Act," an appropriate exemption from registration, or pursuant to Rule 144 once 90 days have expired since the date that the registration statement of which this information statement is a part was declared effective. In general, under Rule 144, an affiliate who receives shares of our common stock in the distribution, for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

- 1% of the then-outstanding shares of common stock; and

- the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us. As of the distribution date, based on their holdings of

Sara Lee common stock as of July 3, 2006, we estimate that our officers and directors will collectively hold 12,342 shares of our common stock that will be subject to Rule 144.

Trading of Sara Lee Common Stock Between the Record Date and Distribution Date

Shortly before the record date for the spin off, Sara Lee's common stock will begin to trade in two markets on the NYSE: a "regular way" market and an "ex-distribution" market. Between this time and the consummation of the spin off, shares of Sara Lee common stock that are sold on the regular way market will include an entitlement to receive shares of our common stock distributable in the spin off. Conversely, shares sold in the "ex-distribution" market will not include an entitlement to receive shares of our common stock distributable in the spin off, as the entitlement will remain with the original holder. Therefore, if you own shares of Sara Lee common stock on the record date and thereafter sell those shares in the regular way market on or prior to the distribution date, you also will be selling the shares of our common stock that would have been distributed to you in the spin off with respect to the shares of Sara Lee common stock you sell. If you own shares of Sara Lee common stock on the record date and thereafter sell those shares in the "ex-distribution" market on or prior to the distribution date, you will still receive the shares of our common stock in the spin off. On the first trading day following the distribution date, shares of Sara Lee common stock will begin trading without any entitlement to receive shares of our common stock.

Material Changes to the Terms of the Spin Off

Sara Lee will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution. Hanesbrands does not intend to notify Sara Lee stockholders of any modifications to the terms of the spin off that, in the judgment of its board of directors, are not material. For example, Sara Lee's board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the spin off. To the extent that the board of directors determines that any modifications by Sara Lee materially change the material terms of the distribution, we or Sara Lee will notify Sara Lee shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to the information statement.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information about us and about the spin off to Sara Lee stockholders who will receive shares of our common stock in the spin off. It is not and should not be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Sara Lee. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor Sara Lee undertake any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We currently do not pay regular dividends on our outstanding stock. Effective upon the consummation of the distribution, we intend to adopt a policy of paying, subject to legally available funds, a modest quarterly cash dividend on outstanding shares of our common stock.

The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects and such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization on a historical basis as of April 1, 2006, pro forma to give effect to the spin off and as adjusted to give effect to the incurrence of indebtedness and the use of the proceeds therefrom.

This table should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Combined and Consolidated Financial Statements" and our Unaudited Interim Condensed Combined and Consolidated Financial Statements and corresponding notes included elsewhere in this information statement.

	April 1, 2006		
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)		
Cash and cash equivalents	$ 455,895	$ —	$ 150,000
Debt, including current and long-term:			
New senior secured credit facility:			
Term A facility	$ —	$ —	$ 350,000
Term B facility	—	—	1,300,000
Revolving credit facility	—	—	—
Second lien facility	—	—	450,000
Bridge loan facility	—	—	500,000
Capital lease obligations	7,342	7,342	7,342
Notes payable to banks	30,375	30,375	30,375
Total debt(3)	37,717	37,717	2,637,717
Debt payable to parent companies and related entities to be extinguished	888,550	450,000	—
Total parent companies' equity	2,662,193	1,746,739	(206,461)
Total capitalization	$3,588,460	$2,234,456	$2,431,256

(1) Assumes that the spin off occurred as of April 1, 2006.
(2) Assumes that the spin off and the related debt incurrence occurred as of April 1, 2006 and reflects the pro forma adjustments as described in the notes to our "Unaudited Pro Forma Combined and Consolidated Statements," as well as the incurrence of $ 1.65 billion of debt under a proposed new senior secured credit facility, $450.0 million of debt under a proposed new senior secured second lien credit facility and $500.0 million of debt under a proposed new bridge loan facility with an estimated blended interest rate of 8.0%, and the payment to Sara Lee of $2.4 billion of the proceeds of such debt incurrence.
(3) Excludes debt payable to parent companies and related entities to be extinguished.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents our selected historical and pro forma financial data. The statements of income data for each of the fiscal years in the three fiscal years ended July 2, 2005 and the balance sheet data as of June 28, 2003, July 3, 2004 and July 2, 2005 have been derived from our audited Combined and Consolidated Financial Statements included elsewhere in this information statement. The financial data as of April 1, 2006 and for the thirty-nine weeks ended April 2, 2005 and April 1, 2006 have been derived from our Unaudited Interim Condensed Combined and Consolidated Financial Statements included elsewhere in this information statement. The Unaudited Interim Condensed Combined and Consolidated Financial Statements are not necessarily indicative of the results to be expected for any other interim period or for fiscal 2006 as a whole. However, in the opinion of management, the unaudited interim financial statements include all adjustments (consisting of normal recurring accruals) that are necessary for the fair presentation of the results for the interim period. The financial data as of and for the years ended June 30, 2001 and June 29, 2002 have been derived from our financial statements not included in this information statement.

Our historical financial data are not necessarily indicative of our future performance or what our financial position and results of operations would have been if we had operated as a separate, stand-alone entity during the periods shown. The data should be read in conjunction with our historical financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined and Consolidated Financial Statements" included elsewhere in this information statement.

	Years Ended					Thirty-nine Weeks Ended	
	June 30, 2001(1)	June 29, 2002	June 28, 2003	July 3, 2004	July 2, 2005	April 2, 2005	April 1, 2006
			(dollars in thousands, except per share data)				
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Statements of Income Data:							
Net sales	$5,010,548	$4,920,840	$4,669,665	$4,632,741	$4,683,683	$3,528,333	$3,352,699
Cost of sales	3,337,522	3,278,506	3,010,383	3,092,026	3,223,571	2,428,997	2,248,828
Gross profit	1,673,026	1,642,334	1,659,282	1,540,715	1,460,112	1,099,336	1,103,871
Selling, general and administrative expenses	1,299,844	1,146,549	1,126,065	1,087,964	1,053,654	775,607	749,236
Charges for (income from) exit activities ...	200,450	27,580	(14,397)	27,466	46,978	(815)	945
Income from operations	172,732	468,205	547,614	425,285	359,480	324,544	353,690
Interest expense	13,711	2,509	44,245	37,411	35,244	18,458	19,295
Interest income	(4,712)	(13,753)	(46,631)	(12,998)	(21,280)	(19,318)	(7,783)
Income before income taxes	163,733	479,449	550,000	400,872	345,516	325,404	342,178
Income tax expense (benefit)	12,885	139,488	121,560	(48,680)	127,007	97,911	78,970
Net income	$ 150,848	$ 339,961	$ 428,440	$ 449,552	$ 218,509	$ 227,493	$ 263,208
Pro Forma:							
Net income per share basic (2)	$ 1.59	$ 3.58	$ 4.51	$ 4.73	$ 2.30	$ 2.39	$ 2.77
Net income per share diluted (3)							
Weighted average shares basic (2)	95,017	95,017	95,017	95,017	95,017	95,017	95,017
Weighted average shares diluted (3)							

	June 30, 2001	June 29, 2002	June 28, 2003	July 3, 2004	July 2, 2005	April 1, 2006
	(unaudited)	(unaudited)	(in thousands)			(unaudited)
Balance Sheet Data:						
Cash and cash equivalents	$ 222,768	$ 106,250	$ 289,816	$ 674,154	$1,080,799	$ 455,895
Total assets	4,093,700	4,064,730	3,915,573	4,402,758	4,237,154	4,205,112
Noncurrent liabilities:						
Noncurrent capital lease obligations	14,307	12,171	10,054	7,200	6,188	3,951
Noncurrent deferred tax liabilities	6,732	10,140	6,599	—	7,171	7,171
Other noncurrent liabilities	141,971	37,660	32,598	28,734	40,200	43,477
Total noncurrent liabilities	163,010	59,971	49,251	35,934	53,559	54,599
Total parent companies' equity	1,724,851	1,762,824	2,237,448	2,797,370	2,602,362	2,662,193

(1) In fiscal 2001, we disposed of our Australian apparel business and certain *Champion* assets that were used in sales to college bookstores. The net sales and operating loss related to these operations, which are included in the fiscal 2001 reported results above, are $108.7 million and $(2.3) million, respectively.

(2) The number of shares used to compute basic earnings per share is 95,016,942, which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of one share of our common stock for every eight shares of Sara Lee common stock that was outstanding at April 1, 2006.

(3) The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock described in (2) above used to compute basic earnings per share, plus the potential dilution that could occur if restricted stock units and options granted under the equity-based compensation arrangements were exercised or converted into common stock. This information is subject to the actual number of potentially diluted shares outstanding at distribution, their related intrinsic value and the current market price of the shares and will not be determined until after the distribution date. Any resulting dilution could be significant.

UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combined and Consolidated Financial Statements consist of Unaudited Pro Forma Combined and Consolidated Statements of Income for the thirty-nine weeks ended April 1, 2006 and for the fiscal year ended July 2, 2005 and an Unaudited Pro Forma Combined and Consolidated Balance Sheet as of April 1, 2006. The Unaudited Pro Forma Combined and Consolidated Financial Statements should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Combined and Consolidated Financial Statements and the corresponding notes, and our Unaudited Interim Condensed Combined and Consolidated Financial Statements and the corresponding notes included elsewhere in this information statement.

The Unaudited Pro Forma Combined and Consolidated Financial Statements included in this information statement have been derived from our historical financial statements included elsewhere in this information statement and do not necessarily reflect what our financial position and results of operations would have been if we had operated as a separate stand-alone entity during the periods shown.

The Unaudited Pro Forma Combined and Consolidated Statements of Income reflect our combined and consolidated results as if the spin off and related transactions described below had occurred as of July 4, 2004, the beginning of the most recent fiscal year for which audited financial statements are available. The Unaudited Pro Forma Combined and Consolidated Balance Sheet reflects our combined and consolidated results as if the spin off and related transactions described below had occurred as of April 1, 2006.

The pro forma adjustments give effect to the following transactions:

- The contribution by Sara Lee to us of the assets and liabilities that comprise our business.
- The execution of our senior secured credit facility and the borrowing of approximately $1.65 billion under that credit facility.
- The execution of our senior secured second lien credit facility and the borrowing of approximately $450.0 million under that facility.
- The execution of our bridge loan facility and the borrowing of approximately $500.0 million under that facility.
- The payment by us to Sara Lee of $2.4 billion from the proceeds of such borrowings.
- The distribution of approximately 95.1 million shares of our common stock to holders of Sara Lee common stock, based upon the number of shares of Sara Lee common stock outstanding on July 28, 2006.
- The estimated cost of $46.8 million associated with the debt incurrence described above.
- Settlement of intercompany accounts.

The Unaudited Pro Forma Combined and Consolidated Financial Statements do not include certain non-recurring separation costs we expect to incur in connection with the spin off. Excluded are cash costs to be incurred in the first year estimated at $10 million related to legal, consulting and rebranding activities and noncash costs estimated at $34 million related to equity compensation arrangements including initial equity awards, stock options that will be granted to employees to replace the time value of Sara Lee options lost due to the spin off, and grants to new employees. This noncash equity compensation expense will generally be recognized over a period not to exceed three years. In addition, we expect non-recurring revenues of approximately $4 million for transition services to be provided to Sara Lee in accordance with the separation agreements, offset by non-recurring costs of approximately $7 million for us to provide such transition services. See "Agreements with Sara Lee." The historical service fees paid to Sara Lee for support services in fiscal 2005 and the thirty-nine weeks ended April 1, 2006 were $8.9 million and $4.7 million, respectively.

For the fiscal year ended July 2, 2005 and the thirty-nine weeks ended April 1, 2006, Sara Lee allocated to us general and administrative (including corporate) expenses in the amount of $34 million and $27 million, respectively. General and administrative expenses include costs related to human resources, legal, treasury, insurance, finance, internal audit, strategy, public affairs and other services. Effective with the spin off, we will assume responsibility for all of these functions and related costs. We expect our general and administrative expenses, in aggregate, to be approximately $40 million in fiscal 2006. No pro forma adjustments have been made to our financial statements to reflect the costs and expenses described in this paragraph.

Hanesbrands Inc.
Unaudited Pro Forma Combined and Consolidated Statement of Income
Year Ended July 2, 2005

(dollars in thousands, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma	Capital Structure Adjustments	Pro Forma As Adjusted
Net sales	$4,683,683	$ —	$4,683,683	$ —	$4,683,683
Cost of sales	3,223,571	—	3,223,571	—	3,223,571
Gross profit	1,460,112	—	1,460,112	—	1,460,112
Selling, general and administrative expenses	1,053,654	—	1,053,654	—	1,053,654
Charges for (income from) exit activities	46,978	—	46,978	—	46,978
Income from operations	359,480	—	359,480	—	359,480
Interest expense	35,244	(18,530)(a)	16,714	216,531(b)	233,245
Interest income	(21,280)	16,275(a)	(5,005)	—	(5,005)
Income before income taxes	345,516	2,255	347,771	(216,531)	131,240
Income tax expense	127,007	(6,244)(c) 8,587(d)	129,350	(84,231)(d)	45,119
Net income	$ 218,509	$ (88)	$ 218,421	$(132,300)	$ 86,121
Unaudited pro forma earnings per share:					
Basic					$ 0.91(e)
Diluted					(f)
Weighted average shares used in calculating earnings per share:					
Basic					95,017(e)
Diluted					(f)

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

Hanesbrands Inc.
Unaudited Pro Forma Combined and Consolidated Statement of Income
Thirty-nine Weeks Ended April 1, 2006

(dollars in thousands, except per share amounts)

	Historical	Pro Forma Adjustments	Pro Forma	Capital Structure Adjustments	Pro Forma As Adjusted
Net sales	$3,352,699	$ —	$3,352,699	$ —	$3,352,699
Cost of sales	2,248,828	—	2,248,828	—	2,248,828
Gross profit	1,103,871	—	1,103,871	—	1,103,871
Selling, general and administrative expenses	749,236	—	749,236	—	749,236
Charges for (income from) exit activities	945	—	945	—	945
Income from operations	353,690	—	353,690	—	353,690
Interest expense	19,295	(10,265)(a)	9,030	162,398(b)	171,428
Interest income	(7,783)	5,538(a)	(2,245)	—	(2,245)
Income before income taxes	342,178	4,727	346,905	(162,398)	184,507
Income tax expense	78,970	(14,500)(c) 3,615(d)	68,085	(63,173)(d)	4,912
Net income	$ 263,208	$ 15,612	$ 278,820	$ (99,225)	$ 179,595
Unaudited pro forma earnings per share:					
Basic					$ 1.89(e)
Diluted					(f)
Weighted average shares used in calculating earnings per share:					
Basic					95,017(e)
Diluted					(f)

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

Hanesbrands Inc.
Unaudited Pro Forma Combined and Consolidated Balance Sheet
April 1, 2006

(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma	Capital Structure Adjustments	Pro Forma As Adjusted
Assets					
Cash and cash equivalents	$ 455,895	$ (455,895)(h)	$ —	$ 150,000(g)	$ 150,000
Trade accounts receivable	500,490	—	500,490	—	500,490
Due from related entities	229,375	(229,375)(h)	—	—	—
Inventories	1,257,906	—	1,257,906	—	1,257,906
Notes receivable from parent companies	507,678	(507,678)(h)	—	—	—
Deferred tax assets	33,026	(1,635)(i)	31,391	—	31,391
Other current assets	45,607	—	45,607	—	45,607
Total current assets	3,029,977	(1,194,583)	1,835,394	150,000	1,985,394
Property, net	617,125	—	617,125	—	617,125
Trademarks and other intangibles, net	139,436	—	139,436	—	139,436
Goodwill	278,737	—	278,737	—	278,737
Deferred tax assets	134,463	50,641(j)	343,358	—	343,358
		(16,796)(i)			
		175,050(p)			
Other noncurrent assets	5,374	4,458(k)	19,322	46,800(n)	66,122
		9,490(j)			
Total assets	$4,205,112	$ (971,740)	$3,233,372	$ 196,800	$3,430,172
Liabilities and Parent Companies' Equity					
Accounts payable	$ 188,573	$ —	$ 188,573	$ —	$ 188,573
Due to related entities	36,472	(36,472)(h)	—	—	—
Accrued liabilities	380,822	40,844(j)	421,666	—	421,666
Current portion of long-term debt	—	—	—	22,875(l)	22,875
Notes payable to banks	30,375	—	30,375	—	30,375
Funding payable with parent companies	195,479	(195,479)(h)	—	—	—
Notes payable to parent companies	203,536	(203,536)(h)	—	—	—
	—	450,000(p)	450,000	(450,000)(g)	—
Notes payable to related entities	453,063	(453,063)(h)	—	—	—
Total current liabilities	1,488,320	(397,706)	1,090,614	(427,125)	663,489
Long-term debt	—	—	—	2,577,125(l)	2,577,125
Deferred tax liabilities	7,171	7,577(k)	14,748	—	14,748
Other noncurrent liabilities	47,428	307,736(j)	381,271	—	381,271
		26,107(k)			
Total liabilities	1,542,919	(56,286)	1,486,633	2,150,000	3,636,633
Parent companies' equity investment	2,677,678	(242,058)(m)	1,856,272	(1,950,000)(g)	—
	—	(455,895)(h)		(3,200)(h)	
		151,497(h)		96,928(o)	
		175,050(p)			
		(450,000)(p)			
Common stock	—	—	—	950(o)	950
Additional paid in capital	—	—	—	(95,978)(o)	(95,978)
Accumulated other comprehensive loss	(15,485)	(94,048)(j)	(109,533)	—	(109,533)
Total parent companies' equity	2,662,193	(915,454)	1,746,739	(1,953,200)	(206,461)
Total liabilities and parent companies' equity	$4,205,112	$ (971,740)	$3,233,372	$ 196,800	$3,430,172

See accompanying notes to Unaudited Pro Forma Combined and Consolidated Financial Statements.

Hanesbrands Inc.
Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements

(a) Reflects the removal of historical interest expense and interest income on related party debt balances and cash management programs with Sara Lee. We will not participate in Sara Lee's cash management programs after the spin off.

(b) Adjusted to reflect assumed interest expense (including facility fees and amortization of debt issuance costs) on borrowings under (i) a new senior secured credit facility of $1.65 billion, consisting of a $350.0 million Term A facility, a $1.3 billion Term B facility and an additional $500.0 million revolving credit facility which we expect to be undrawn at the closing of the spin off, (ii) a new $450.0 million senior secured second lien credit facility, and (iii) a $500.0 million bridge loan facility. We have received commitment letters from Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. related to the credit facilities. Our credit facilities will bear interest at a rate based on the federal funds rate or the Eurodollar rate, as determined by the administrative agent, plus a margin based on our leverage ratios as in effect from time to time. The following table sets forth the maturities and assumed interest rates for each component of our credit facilities, based on our current expectations regarding the terms of the credit facilities and our assumed leverage ratios.

	Principal Outstanding (dollars in thousands)	Assumed Interest Rate	Maturity
Credit facility:			
Term A facility	$ 350,000	LIBOR plus 1.75%	Sixth anniversary of the spin off closing date
Term B facility	1,300,000	LIBOR plus 2.00%	Seventh anniversary of the spin off closing date
Revolving credit facility	—	LIBOR plus 1.75%	Fifth anniversary of the spin off closing date
Second lien facility	450,000	LIBOR plus 3.50%	90 months after the spin off closing date
Bridge loan facility	500,000	LIBOR plus 4.00%	Eighth anniversary of the spin off closing date
Total	$2,600,000		

In preparing the pro forma financial statements, we used the current 90-day LIBOR rate of 5.5% plus the applicable margin in the above table, resulting in an estimated blended interest rate of 8%. A ⅛% change to the blended interest rate would change net income by approximately $2 million on an annual basis.

As the final terms of the new senior secured credit facility, the senior secured second lien facility and the bridge loan facility have not been agreed upon, those terms may differ from the terms set forth above and any such differences may be significant. For more information about the senior secured credit facility, the senior secured second lien facility and the bridge loan facility, see "Description of Certain Indebtedness."

(c) Reflects the removal of the historical tax effect of contingencies and finalization of tax reviews and audits. The contingency adjustments for historic tax liabilities which remain with Sara Lee after the spin off totaled $26.1 million in fiscal 2005 and $14.5 million in fiscal 2006, and are related to issues of transfer pricing, loss utilization and valuation. In fiscal 2005 the IRS audits of fiscal 2001 and fiscal 2002 were finalized for $19.9 million less than originally anticipated.

(d) Adjusted to reflect the income tax effects of the pro forma adjustments at the applicable income tax rates.

(e) The number of shares used to compute basic earnings per share is 95,016,942, which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of one share of our common stock for every eight shares of Sara Lee common stock that was outstanding at April 1, 2006.

(f) The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock described in (e) above used to compute basic earnings per share, plus the potential dilution that could occur if restricted stock units and options granted under the equity-based compensation arrangements were exercised or converted into common stock. This information is subject to the actual number of potentially diluted shares outstanding at distribution, their related intrinsic value and the current market price of the shares and will not be determined until after the distribution date. Any resulting dilution could be significant.

(g) Reflects $2.4 billion paid to Sara Lee from proceeds of the debt described in note (l) and the impact of such payment on cash.

(h) Reflects the repayment and recapitalization of our net borrowings from Sara Lee and related entities.

(i) Reflects the removal of certain deferred tax assets related to net operating losses of $7.2 million and charitable contribution deductions of $11.2 million to be retained by Sara Lee after the spin off. Net deferred tax assets relating to U.S. capital losses, which are carried at zero due to a full valuation allowance, will also be retained by Sara Lee after the spin off.

(j) Reflects the assumption of unfunded employee benefit liabilities for pension, postretirement and other retirement benefit qualified and nonqualified plans from Sara Lee. As a result of the funded status of the plans, an additional minimum liability has been reflected in the pro forma adjustment with an offset to the "Accumulated other comprehensive loss" line.

(k) Adjusted to reflect our workers' compensation, disability, general, product and automobile insurance liabilities that will be assumed by us at the spin off date.

(l) Reflects borrowings under (i) a new senior secured credit facility of $1.65 billion, consisting of a Term A loan facility, a Term B loan facility and an additional $500.0 million revolving credit facility which we expect to be undrawn at the closing of the spin off, (ii) a senior secured second lien credit facility and (iii) a bridge loan facility to be funded at the closing of the spin off.

(m) Reflects the impact on parent companies' equity investment of the adjustments described in the notes above, other than the adjustments described in notes (g) and (h).

(n) We expect to record approximately $ 46.8 million of debt issuance costs in connection with the incurrence of the debt described in note (l).

(o) Represents the reclassification of "Parent companies equity investment" into "Additional paid-in capital" and the balancing entry to reflect the par value of our outstanding common stock.

(p) Reflects the contribution of an intellectual property subsidiary with a note payable to Sara Lee and the related deferred tax asset. The note will be repaid from certain of the borrowings noted in (l) above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section discusses our results of operations, financial condition and liquidity, risk management activities and significant accounting policies and critical estimates. This discussion should be read in conjunction with our historical financial statements and related notes thereto, "Unaudited Pro Forma Combined and Consolidated Financial Statements" and the other disclosures contained elsewhere in this information statement. Our fiscal year ends on the Saturday closest to June 30. Fiscal years 2003, 2004 and 2005 were 52-, 53- and 52-week years, respectively. All reported results for fiscal 2004 include the impact of the additional week.

Overview

We are a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, Just My Size, barely there* and *Wonderbra*. We design, manufacture, source and sell a broad range of apparel essentials such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. Our operations are managed in four business segments: innerwear, outerwear, hosiery and international. We also incur costs in our corporate area that are not allocated to our business segments.

In February 2005, Sara Lee announced that it would spin off our company as part of a plan designed to improve Sara Lee's performance and better position itself for the long term. We describe the businesses to be transferred to us by Sara Lee in the spin off as if the transferred businesses were our business for all historical periods presented. References to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Sara Lee and its subsidiaries prior to the spin off.

Business and Industry Trends

Our businesses are highly competitive and evolving rapidly. Competition generally is based upon price, brand name recognition, product quality, selection, service and purchasing convenience. While the majority of our core styles continue from year to year, with variations only in color, fabric or design details, other products such as intimate apparel and sheer hosiery have a heavier emphasis on style and innovation. Our businesses face competition today from other large corporations and foreign manufacturers, as well as department stores, specialty stores and other retailers that market and sell apparel essentials products under private labels that compete directly with our brands.

Our distribution channels range from national chain and department stores to warehouse clubs and mass-merchandise outlets. In fiscal 2005, 48% of our net sales were to mass merchants, 11% were to national chains, 6% were to department stores, 8% were direct to consumer, 8% were in our international segment and 19% were to other retail channels such as embellishers, specialty retailers, warehouse clubs and sporting goods stores. Our net sales in fiscal 2005 were $4.7 billion, up 1.1% from the prior fiscal year mainly as a result of volume gains.

In recent years, there has been a growing trend toward retailer consolidation, and as result, the number of retailers to which we sell our products continues to decline. In fiscal 2005, for example, our top ten customers accounted for 64% of our net sales and our top customer, Wal-Mart, accounted for over $1.4 billion of our net sales. Our largest customers in fiscal 2005 were Wal-Mart, Target and Kohl's, which accounted for 31%, 11% and 5% of total sales, respectively. This trend toward consolidation has had and will continue to have significant effects on our business. Consolidation creates pricing pressures as our customers grow larger and increasingly seek to have greater concessions in their purchase of our products, while they also are increasingly demanding that we provide them with some of our products on an exclusive basis. To counteract these and other effects of consolidation, it has become increasingly important to increase operational efficiency and lower costs. As discussed below, for example, we are moving more of our supply chain from domestic to foreign locations to lower our operational structure.

In addition to increasing operational efficiency, we are focused on growing our business through the continuous development of innovative products, breakthrough consumer marketing and promotion, customer partnerships, and expansion into new geographic markets such as China and India, where we recently opened sales offices and introduced Hanes branded products. We expect that improvements in product features, such as stretch in t-shirts and tagless garment labels, or in increased variety through new sizes or styles, such as half sizes and boy leg briefs, will enhance consumer appeal and category demand. In established markets, we are leveraging our brand power to drive sales through unique programs developed our relationships with key customers. An example of this strategy is C9 by Champion, a line of athletic performance apparel designed specifically for and marketed by Target.

Anticipating changes in and managing our operations in response to consumer preferences remains an important element of our business. In recent years, we have experienced changes in our net sales, revenues and cash flows in accordance with changes in consumer preferences and trends. For example, since fiscal 1995, net sales in our hosiery segment have declined in connection with a larger sustained decline in the hosiery industry. The hosiery segment only comprises 7% of our sales, and as a result, the decline in the hosiery segment has not had a significant impact on our net sales, revenues or cash flows. Generally, we manage the hosiery segment for cash, placing an emphasis on reducing our cost structure and managing cash efficiently.

Restructuring and Transformation Plans

Over the past several years, we have undertaken a variety of restructuring efforts designed to improve operating efficiencies and lower costs. For example, we have closed plant locations, reduced our workforce, and relocated some of our domestic manufacturing capacity to lower cost locations. While we believe that these efforts have had and will continue to have a beneficial impact on our operational efficiency and cost structure, we have incurred significant costs to implement these initiatives. In particular, we have recorded charges for severance and other employment-related obligations relating to workforce reductions, as well as payments in connection with lease and other contract terminations. These amounts are included in the "Charges for (income from) exit activities" and "Selling, general and administrative expenses" lines of our statements of income. As a result of the exit activities taken since the beginning of fiscal 2004, our cost structure was reduced and efficiencies improved. Savings generated from these restructuring efforts that are reflected in the results for fiscal 2005 and for the thirty-nine weeks ended April 1, 2006 were $25.2 million and $57.3 million, respectively. For more information about the fiscal 2003, 2004 and 2005 restructuring activities, see Note 5, titled "Exit Activities" to our Combined and Consolidated Financial Statements included elsewhere in this information statement.

As further plans are developed and approved by management and our board of directors, we expect to recognize additional exit costs to eliminate duplicative functions within the organization and transition a significant portion of our manufacturing capacity to lower-cost locations. As part of our efforts to consolidate our operations, we also are in the process of integrating information technology systems across our company. This process involves the replacement of eight independent information technology platforms with a unified enterprise system, which will integrate all of our departments and functions into common software that runs off a single database. Once this plan is developed and approved by management, a number of variables will impact the cost and timing of installing and transitioning to new information technology systems.

Description of Business Segments

Our operations are managed in four business segments: innerwear, outerwear, hosiery and international. Our innerwear, outerwear and hosiery segments principally sell products in the United States and our international segment exclusively sells products in foreign countries.

- *Innerwear*—The innerwear segment focuses on core apparel essentials, consisting of women's intimate apparel, men's underwear, kids' underwear, socks, thermals and sleepwear. The innerwear segment manufactures and outsources underwear, intimate apparel and sock products in the United States and off-shore. Our fiscal 2005 net sales from our innerwear segment were $2.7 billion, representing approximately 58% of net sales.

- *Outerwear*—The outerwear segment is composed of products sold in the casualwear and activewear markets. The outerwear segment manufactures and outsources casualwear and activewear products in the United States and off-shore. Our fiscal 2005 net sales from our outerwear segment were $1.3 billion, representing approximately 27% of net sales.

- *Hosiery*—The hosiery segment consists of women's sheer hosiery. Our fiscal 2005 net sales from our hosiery segment were $353.5 million, representing approximately 7% of net sales. Consistent with a sustained decline in the hosiery industry due to changes in consumer preferences, our net sales from the hosiery segment have declined each year since fiscal 1995.

- *International*—The international segment is comprised of our innerwear, outerwear and hosiery products that we sell outside the United States. Fiscal 2005 net sales in our international segment were $354.5 million, representing approximately 8% of net sales and included sales in Asia, Canada and Latin America. Japan, Canada and Mexico are our largest international markets.

Components of Net Sales and Expense

Net sales

We generate net sales by selling apparel essentials such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. Our net sales are recognized net of discounts, coupons, rebates, volume-based incentives and cooperative advertising costs. We recognize net sales when title and risk of loss pass to our customers. Net sales include an estimate for returns and allowances based upon historical return experience. We also offer a variety of sales incentives to resellers and consumers that are recorded as reductions to net sales.

Cost of sales

Our cost of sales includes the cost of manufacturing finished goods, which consists largely of labor and raw materials such as cotton and petroleum-based products. Our cost of sales also includes finished goods sourced from third-party manufacturers who supply us with products based on our designs as well as charges for slow moving or obsolete inventories. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected in cost of sales when the related inventory item is sold. Our costs of sales do not include shipping and handling costs, and thus our gross margins may not be comparable to those of other entities that include such costs in costs of sales.

Selling, general and administrative expenses

Our selling, general and administrative expenses, or "SG&A expenses," include selling, advertising, shipping, handling and distribution costs, rent on leased facilities, depreciation on owned facilities and equipment and other general and administrative expenses. Also included are allocations of corporate expenses and charges which consist of expenses for business insurance, medical insurance, employee benefit plan amounts and allocations from Sara Lee for certain centralized administration costs for treasury, real estate, accounting, auditing, tax, risk management, human resources and benefits administration. These allocations of centralized administration costs were determined on bases that we and Sara Lee considered to be reasonable and take into consideration and include relevant operating profit, fixed assets, sales and payroll. SG&A expenses also include management payroll, benefits, travel, information systems, accounting, insurance and legal expenses.

Charges for (income from) exit activities

We have from time to time closed facilities and reduced headcount, including in connection with previously announced restructuring and business transformation plans. We refer to these activities as exit activities. When we decide to close facilities or reduce headcount we take estimated charges for such exit activities, including charges for exited noncancelable leases and other contractual obligations, as well as severance and benefits. If the actual charge is different from the original estimate, an adjustment is recognized in the period such change in estimate is identified.

Interest expense

As part of our historical relationship with Sara Lee, we engaged in intercompany borrowings. We also have borrowed monies from third-parties under a credit facility and a revolving line of credit. The interest charged under these facilities was recorded as interest expense. In the future, we will no longer be able to borrow from Sara Lee. As part of the spin off, we will incur substantial debt in the form of a new senior secured credit facility, $2.4 billion of the proceeds of which will be paid to Sara Lee. As a result, our interest expense in future periods will be substantially higher than in historical periods.

Interest income

Interest income is the return we earned on our cash and cash equivalents and, historically, on money we lent to Sara Lee as part of its corporate cash management practices. Our cash and cash equivalents are invested in highly liquid investments with original maturities of three months or less.

Income tax expense (benefit)

Our effective income tax rate fluctuates from period to period and can be materially impacted by, among other things:

- changes in the mix of our earnings from the various jurisdictions in which we operate;

- the tax characteristics of our earnings;

- the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States, which may increase our tax expense and taxes paid;

- the timing and results of any reviews of our income tax filing positions in the jurisdictions in which we transact business; and

- the expiration of the tax incentives for manufacturing operations in Puerto Rico, which have been repealed effective in fiscal 2007.

In particular, to service the substantial amount of debt we will incur in connection with the spin off and to meet other general corporate needs, we may have less flexibility than we have had previously regarding the timing or amount of future earnings that we repatriate from foreign subsidiaries. As a result, we believe that our income tax rate in future periods is likely to be higher, on average, than our historical effective tax rates.

Combined and Consolidated Results of Operations—Thirty-nine Weeks Ended April 1, 2006 Compared with Thirty-nine Weeks Ended April 2, 2005

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$3,528,333	$3,352,699	$(175,634)	(5.0)%
Cost of sales	2,428,997	2,248,828	(180,169)	(7.4)
Gross profit	1,099,336	1,103,871	4,535	0.4
Selling, general and administrative expenses	775,607	749,236	(26,371)	(3.4)
Charges for (income from) exit activities	(815)	945	1,760	NM
Income from operations	324,544	353,690	29,146	9.0
Interest expense	18,458	19,295	837	4.5
Interest income	(19,318)	(7,783)	11,535	59.7
Income before income taxes	325,404	342,178	16,774	5.2
Income tax expense	97,911	78,970	(18,941)	(19.3)
Net income	$ 227,493	$ 263,208	$ 35,715	15.7

Net Sales

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$3,528,333	$3,352,699	$(175,634)	(5.0)%

Net sales declined mainly due to a $125 million impact from the discontinuation of low-margin product lines in the innerwear, outerwear and international segments and a $44 million impact from lower sales of sheer hosiery. Other factors netting to $6 million of this decline include lower selling prices and changes in product sales mix. Going forward, we expect the trend of declining hosiery sales to continue as a result of shifts in consumer preferences. We also anticipate that we will continue to eliminate low-margin product lines but to a lesser extent than completed in this past year.

Cost of Sales

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Cost of sales	$2,428,997	$2,248,828	$(180,169)	(7.4)%

Cost of sales declined primarily as a result of the decline in net sales. As a percent of net sales, gross margin increased from 31.2% in the thirty-nine weeks ended April 2, 2005 to 32.9% in the thirty-nine weeks ended April 1, 2006. The increase in the gross margin percentage was primarily due to a $118 million impact of lower cotton costs and lower costs for slow moving and obsolete inventories, and an $11 million impact from the benefits of prior restructuring actions, partially offset by a $65 million impact of lower selling prices and changes in product sales mix. While 2005 was benefited by lower cotton prices, we currently anticipate cotton costs to increase in future periods.

Selling, General and Administrative Expenses

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Selling, general and administrative expenses	$775,607	$749,236	$(26,371)	(3.4)%

SG&A expenses declined primarily due to a $29 million impact from a lower cost structure achieved through headcount reductions, reduced sales on variable distribution costs, and reduced media advertising and promotion expenses, partially offset by spin off related expenses during the thirty-nine weeks ended April 1, 2006 and a $12 million offsetting impact from higher bad debt recoveries during the thirty-nine weeks ended April 2, 2005. Measured as a percent of net sales, SG&A expenses increased from 22.0% during the thirty-nine weeks ended April 2, 2005 to 22.3% during the thirty-nine weeks ended April 1, 2006.

Charges for (Income from) Exit Activities

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Charges for (income from) exit activities	$(815)	$945	$1,760	NM

The thirty-nine weeks ended April 2, 2005 income from exit activities resulted from the impact of certain exit activities that were completed for amounts more favorable than originally estimated. The thirty-nine weeks ended April 1, 2006 charge for exit activities primarily represents the expense to terminate certain employees.

Income from Operations

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Income from operations	$324,544	$353,690	$29,146	9.0%

Income from operations changed period over period as a result of the items discussed above.

Interest Expense and Interest Income

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Interest expense	$ 18,458	$19,295	$ 837	4.5%
Interest income	(19,318)	(7,783)	11,535	59.7
Net interest expense (income)	$ (860)	$11,512	$12,372	NM

Interest expense increased period over period as a result of increased average borrowings. Interest income decreased significantly as a result of lower average cash balances. After the spin off, our net interest expense will increase substantially as a result of our increased indebtedness.

Income Tax Expense

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Income tax expense	$97,911	$78,970	$(18,941)	(19.3)%

Our effective income tax rate decreased from 30.1% in the thirty-nine weeks ended April 2, 2005 to 23.1% in the thirty-nine weeks ended April 1, 2006. The change in the effective tax rate is attributable primarily to a $31.6 million charge in fiscal 2005 related to earnings repatriated under the provisions of the American Jobs Creation Act of 2004. The tax expense for both periods was impacted by a number of significant items which are described in the reconciliation of our effective tax rate to the U.S. statutory rate in Note 11 titled "Income Taxes" to our Unaudited Interim Condensed Combined and Consolidated Financial Statements.

Net Income

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net income	$227,493	$263,208	$35,715	15.7%

Net income changed period over period as a result of the items discussed above.

Operating Results by Business Segment

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales:				
Innerwear	$2,012,896	$1,957,146	$ (55,750)	(2.8)%
Outerwear	1,012,667	930,916	(81,751)	(8.1)
Hosiery	289,459	244,964	(44,495)	(15.4)
International	258,716	293,819	35,103	13.6
Net sales	3,573,738	3,426,845	(146,893)	(4.1)
Intersegment	(45,405)	(74,146)	(28,741)	(63.3)
Total net sales	$3,528,333	$3,352,699	$(175,634)	(5.0)
Operating segment income:				
Innerwear	$ 209,844	$ 246,900	$ 37,056	17.7%
Outerwear	57,812	65,734	7,922	13.7
Hosiery	56,934	49,238	(7,696)	(13.5)
International	21,881	20,783	(1,098)	(5.0)
Total operating segment income	346,471	382,655	36,184	10.4
Items not included in operating segment income:				
Amortization of trademarks and other intangibles	(6,198)	(6,527)	(329)	(5.3)
General corporate expenses not allocated to the segments	(15,729)	(22,438)	(6,709)	(42.7)
Total income from operations	324,544	353,690	29,146	9.0
Net interest income (expense)	860	(11,512)	(12,372)	NM
Income before income taxes	$ 325,404	$ 342,178	$ 16,774	5.2

Innerwear

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$2,012,896	$1,957,146	$(55,750)	(2.8)%
Operating segment income	209,844	246,900	37,056	17.7

Net sales in the innerwear segment decreased primarily due to a $51 million impact of our exit from certain sleepwear product lines and lower sock sales due to both lower shipment volumes and lower pricing. Going forward, we anticipate that we will continue to eliminate low-margin products lines but to a lesser extent than completed in this past year.

Gross margin in the innerwear segment increased from 33.8% during the thirty-nine weeks ended April 2, 2005 to 35.9% during the thirty-nine weeks ended April 1, 2006, reflecting a $44 million impact of lower charges for slow moving and obsolete underwear inventories, lower cotton costs and benefits from prior restructuring actions, partially offset by lower gross margins for socks due to lower pricing and mix.

The increase in innerwear operating segment income is primarily attributable to the increase in the gross margin percentage and a $12 million impact of lower SG&A expenses due to headcount reductions.

Outerwear

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$1,012,667	$930,916	$(81,751)	(8.1)%
Operating segment income	57,812	65,734	7,922	13.7

Net sales in the outerwear segment decreased primarily due to the $58.4 million impact of our exit from certain lower-margin fleece product lines and a $56 million impact of lower sales of t-shirts and polo shirts to embellishers resulting from lower prices and an unfavorable sales mix, partially offset by a $32 million impact from higher *C9 by Champion* sales. Going forward, we anticipate that we will continue to eliminate low-margin product lines but a lesser extent than completed in this past year.

Gross margin in the outerwear segment increased from 18.7% in the thirty-nine weeks ended April 2, 2005 to 20.0% in the thirty-nine weeks ended April 1, 2006, reflecting a $13 million impact of lower cotton costs, benefits from prior restructuring actions, and the exit from certain lower-margin fleece product lines, partially offset by lower sales prices and an unfavorable sales mix of t-shirts and polo shirts sold to embellishers.

The increase in outerwear operating segment income is primarily attributable to lower cotton costs and a $4 million impact of lower SG&A expenses due to the benefits of restructuring actions.

Hosiery

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$289,459	$244,964	$(44,495)	(15.4)%
Operating segment income	56,934	49,238	(7,696)	(13.5)

Net sales in the hosiery segment decreased primarily due to the continued decline in U.S. sheer hosiery consumption. We expect this trend to continue as a result of shifts in consumer preferences.

Gross margin in the hosiery segment increased from 42.4% in the thirty-nine weeks ended April 2, 2005 to 44.4% in the thirty-nine weeks ended April 1, 2006, mainly due to an improved product sales mix and price.

The decrease in hosiery operating segment income is primarily due to lower sales.

International

	Thirty-nine Weeks Ended April 2, 2005	Thirty-nine Weeks Ended April 1, 2006	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$258,716	$293,819	$35,103	13.6%
Operating segment income	21,881	20,783	(1,098)	(5.0)

Net sales in the international segment increased primarily due to the acquisition at the end of fiscal 2005 of a Hong Kong based sourcing business, partially offset by lower sales in Latin America, which were mainly due to a $12 million impact from our exit of certain product lines. The acquired business contributed $38 million of sales in the thirty-nine weeks ended April 1, 2006, most of which were sales to our other business segments. Changes in foreign exchange rates increased net sales by $7 million.

Gross margin in the international segment decreased from 41.5% in the thirty-nine weeks ended April 2, 2005 to 36.2% in the thirty-nine weeks ended April 1, 2006, largely due to a $15 million impact from lower margins of the Hong Kong sourcing business, particularly on sales to our other business segments.

The decrease in international operating segment income is primarily attributable to higher costs associated with exit activities. Changes in foreign exchange rates had a positive impact of $1 million.

General Corporate Expenses

General corporate expenses not allocated to the segments increased in the thirty-nine weeks ended April 1, 2006 over the prior year period as we incurred costs to prepare for the spin off.

Combined and Consolidated Results of Operations—Fiscal 2005 Compared with Fiscal 2004

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$4,632,741	$4,683,683	$ 50,942	1.1%
Cost of sales	3,092,026	3,223,571	131,545	4.3
Gross profit	1,540,715	1,460,112	(80,603)	(5.2)
Selling, general and administrative expenses	1,087,964	1,053,654	(34,310)	(3.2)
Charges for (income from) exit activities	27,466	46,978	19,512	71.0
Income from operations	425,285	359,480	(65,805)	(15.5)
Interest expense	37,411	35,244	(2,167)	(5.8)
Interest income	(12,998)	(21,280)	(8,282)	(63.7)
Income before income taxes	400,872	345,516	(55,356)	(13.8)
Income tax expense (benefit)	(48,680)	127,007	175,687	NM
Net income	$ 449,552	$ 218,509	$(231,043)	(51.4)

Net Sales

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$4,632,741	$4,683,683	$50,942	1.1%

Net sales increased year over year primarily as a result of a $95 million impact from increases in net sales in the innerwear and outerwear segments. Approximately $102 million of this increase was due to increased sales of our *Champion* activewear products, primarily due to the introduction of our *C9 by Champion* line toward the end of fiscal 2004. Net sales were adversely affected by a $62 million impact from declines in the hosiery and international segments. The total impact of the 53rd week in fiscal 2004 was $77 million.

Cost of Sales

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Cost of sales	$3,092,026	$3,223,571	$131,545	4.3%

Cost of sales increased year over year as a result of the increase in net sales. Also contributing to the increase in cost of sales was a $94 million impact from higher raw material costs for cotton and charges for slow moving and obsolete inventories. Our gross margin declined from 33.3% in fiscal 2004 to 31.2% in fiscal 2005.

Selling, General and Administrative Expenses

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Selling, general and administrative expenses	$1,087,964	$1,053,654	$(34,310)	(3.2)%

SG&A expenses declined due to a $36 million impact from lower benefit plan costs, increased recovery of bad debts and a lower cost structure achieved through prior restructuring activities, offset in part by increases in total advertising and promotion costs. SG&A expenses in fiscal 2004 included a $7.5 million charge related to the discontinuation of the *Lovable* U.S. trademark, while SG&A expenses in fiscal 2005 included a $4.5 million charge for accelerated depreciation of leasehold improvements as a result of exiting certain store leases. Measured as a percent of net sales, SG&A expenses declined from 23.5% in fiscal 2004 to 22.5% in fiscal 2005.

Charges for (Income from) Exit Activities

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Charges for (income from) exit activities	$27,466	$46,978	$19,512	71.0%

The charge for exit activities in fiscal 2005 is primarily attributable to costs for severance actions related to the decision to terminate 1,126 employees, most of whom are located in the United States. The charge for exit activities in fiscal 2004 is primarily attributable to a charge for severance actions related to the decision to terminate 4,425 employees, most of whom are located outside the United States. The increase year over year is primarily attributable to the relative costs associated with terminating U.S. employees as compared to international employees.

Income from Operations

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Income from operations	$425,285	$359,480	$(65,805)	(15.5)%

Income from operations in fiscal 2005 was lower than in fiscal 2004 primarily due to higher raw material costs for cotton and charges for slow moving and obsolete inventories.

Interest Expense and Interest Income

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Interest expense	$ 37,411	$ 35,244	$ (2,167)	(5.8)%
Interest income	(12,998)	(21,280)	(8,282)	(63.7)
Net interest expense	$ 24,413	$ 13,964	$(10,449)	(42.8)

Interest expense decreased year over year as a result of lower average balances on borrowings from Sara Lee. Interest income increased significantly as a result of higher average cash balances. After the spin off, our net interest expense will increase substantially as a result of our increased indebtedness.

Income Tax Expense (Benefit)

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Income tax expense (benefit)	$(48,680)	$127,007	$175,687	NM

Our effective income tax rate increased from a negative 12.1% in fiscal 2004 to 36.8% in fiscal 2005. The increase in our effective tax rate is attributable primarily to a $81.6 million charge in fiscal 2005 related to the repatriation of the earnings of foreign subsidiaries to the United States. Of this total, $50.0 million was recognized in connection with the remittance of current year earnings to the United States, and $31.6 million related to earnings repatriated under the provisions of the American Jobs Creation Act of 2004. The negative rate in fiscal 2004 is attributable primarily to an income tax benefit of $128.1 million resulting from Sara Lee's finalization of tax reviews and audits for amounts that were less than originally anticipated and recognized in fiscal 2004. The tax expense for both periods was impacted by a number of significant items which are set out in the reconciliation of our effective tax rate to the U.S. statutory rate in Note 19 titled "Income Taxes" to our Combined and Consolidated Financial Statements.

Net Income

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net income	$449,552	$218,509	$(231,043)	(51.4)%

Net income in fiscal 2005 was lower than in fiscal 2004 as a result of the decline in income from operations and the increase in income tax expense, as discussed above.

Operating Results by Business Segment—Fiscal 2005 Compared with Fiscal 2004

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales:				
Innerwear	$2,704,500	$2,740,653	$ 36,153	1.3%
Outerwear	1,243,108	1,300,812	57,704	4.6
Hosiery	401,052	353,540	(47,512)	(11.8)
International	367,590	354,547	(13,043)	(3.5)
Net sales	4,716,250	4,749,552	33,302	0.7
Intersegment	(83,509)	(65,869)	17,640	21.1
Total net sales	$4,632,741	$4,683,683	$ 50,942	1.1
Operating segment income:				
Innerwear	$ 334,111	$ 261,267	$(72,844)	(21.8)
Outerwear	52,356	61,310	8,954	17.1
Hosiery	53,929	52,954	(975)	(1.8)
International	25,125	21,705	(3,420)	(13.6)
Total operating segment income	465,521	397,236	(68,285)	(14.7)
Items not included in operating segment income:				
Amortization of trademarks and other intangibles	(8,712)	(9,100)	(388)	(4.5)
General corporate expenses not allocated to the segments	(31,524)	(28,656)	2,868	9.1
Total income from operations	425,285	359,480	(65,805)	(15.5)
Net interest income (expense)	(24,413)	(13,964)	10,449	42.8
Income before income taxes	$ 400,872	$ 345,516	$(55,356)	(13.8)

Innerwear

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$2,704,500	$2,740,653	$ 36,153	1.3%
Operating segment income	334,111	261,267	(72,844)	(21.8)

Net sales in the innerwear segment increased primarily due to a $40 million impact from volume increases in the sales of men's underwear and socks. Net sales were adversely affected year over year by a $47 million impact of the 53rd week in fiscal 2004.

Gross margin in the innerwear segment declined from 36.1% in fiscal 2004 to 33.9% in fiscal 2005, reflecting a $60 million impact of higher raw material costs for cotton and charges for slow moving and obsolete underwear inventories.

The decrease in innerwear operating segment income is primarily attributable to the following factors. First, we increased inventory reserves by $28 million for slow moving and obsolete underwear inventories in fiscal 2005 as compared to fiscal 2004. Second, charges for exit activities increased by $12 million compared to fiscal 2004. Third, operating segment income was adversely affected year over year by a $12 million impact of the 53rd week in fiscal 2004. The remaining increase in operating segment income was primarily the result of higher unit volume offset in part by higher media advertising and promotion.

Outerwear

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$1,243,108	$1,300,812	$57,704	4.6%
Operating segment income	52,356	61,310	8,954	17.1

Net sales in the outerwear segment increased primarily due to $106 million in volume increases in sales of *Champion* products, offsetting $45 million in volume declines in t-shirts sold through our embellishment channel. Net sales were adversely affected year over year by an $18 million impact of the 53rd week in fiscal 2004.

Gross margin in the outerwear segment decreased from 20.9% in fiscal 2004 to 18.9% in fiscal 2005, reflecting a $45 million impact of higher raw material costs for cotton and additional start-up costs associated with new product rollouts.

The increase in outerwear operating segment income is attributable primarily to higher net sales, partially offset by a $12 million increase in charges for exit activities in fiscal 2005 as compared to fiscal 2004. Operating segment income also was adversely affected year over year by a $1 million impact of the 53rd week in fiscal 2004.

Hosiery

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$401,052	$353,540	$(47,512)	(11.8)%
Operating segment income	53,929	52,954	(975)	(1.8)

Net sales in the hosiery segment decreased primarily due to $42 million from unit volume decreases and $5 million from unfavorable product sales mix. Outside unit volumes in the hosiery segment decreased by 8% in fiscal 2005, with a 7% decline in *L'eggs* volume to mass retailers and food and drug stores and a 13% decline in *Hanes* volume to department stores. The 8% volume decrease was in line with the overall hosiery market decline. Net sales also were adversely affected year over year by a $6 million impact of the 53rd week in fiscal 2004.

Gross margin in the hosiery segment decreased from 41.5% in fiscal 2004 to 40.7% in fiscal 2005. The decrease resulted primarily from $1 million in unfavorable product sales mix.

The decrease in hosiery operating segment income is attributable primarily to a decrease in sales, partially offset by a $16 million decrease in media advertising and promotion spending and SG&A expenses. Hosiery operating segment income was also adversely affected year over year by a $2 million impact of the 53rd week in fiscal 2004.

International

	Fiscal 2004	Fiscal 2005	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$367,590	$354,547	$(13,043)	(3.5)%
Operating segment income	25,125	21,705	(3,420)	(13.6)

Net sales in the international segment decreased primarily as a result of an $18.6 million decrease in sales from Latin America and Asia, partially offset by an $11 million impact from changes in foreign currency exchange rates during fiscal 2005. Net sales were adversely affected year over year by a $6 million impact of the 53rd week in fiscal 2004.

Gross margin increased from 37.3% in fiscal 2004 to 39.8% in fiscal 2005. The increase resulted primarily from margin improvements in Canada and Latin America, partially offset by declines in Asia.

The decrease in international operating segment income is attributable primarily to the decrease in net sales and higher media advertising and promotion expenditures in fiscal 2005 as compared to fiscal 2004. These effects were offset in part by the improvement in gross margin and $3 million from changes in foreign currency exchange rates. International operating segment income also was affected adversely year over year by a $2 million impact of the 53rd week in fiscal 2004.

General Corporate Expenses

General corporate expenses not allocated to the segments decreased in fiscal 2005 from fiscal 2004 as a result of lower allocations of Sara Lee centralized costs and employee benefit costs, offset in part by expenses incurred for the spin off.

Combined and Consolidated Results of Operations—Fiscal 2004 Compared with Fiscal 2003

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$4,669,665	$4,632,741	$ (36,924)	(0.8)%
Cost of sales	3,010,383	3,092,026	81,643	2.7
Gross profit	1,659,282	1,540,715	(118,567)	(7.1)
Selling, general and administrative expenses	1,126,065	1,087,964	(38,101)	(3.4)
Charges for (income from) exit activities	(14,397)	27,466	41,863	NM
Income from operations	547,614	425,285	(122,329)	(22.3)
Interest expense	44,245	37,411	(6,834)	(15.4)
Interest income	(46,631)	(12,998)	33,633	72.1
Income before income taxes	550,000	400,872	(149,128)	(27.1)
Income tax expense (benefit)	121,560	(48,680)	(170,240)	NM
Net income	$ 428,440	$ 449,552	$ 21,112	4.9

Net Sales

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$4,669,665	$4,632,741	$(36,924)	(0.8)%

Net sales decreased year over year primarily as a result of a $73 million decrease in net sales in the outerwear and hosiery segments. The decrease in the outerwear segment was primarily attributable to price declines while the decline in the hosiery segment was attributable primarily to lower unit volume. Net sales were positively affected by a $37 million increase in net sales in the innerwear and international operating segments. The total impact of the 53rd week in fiscal 2004 was a $77 million increase in sales.

Cost of Sales

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Cost of sales	$3,010,383	$3,092,026	$81,643	2.7%

Cost of sales increased year over year primarily as a result a $72 million impact of higher raw material costs for cotton and an unfavorable product sales mix. Our gross margin declined from 35.5% in fiscal 2003 to 33.3% in fiscal 2004.

Selling, General and Administrative Expenses

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
		(dollars in thousands)		
Selling, general and administrative expenses	$1,126,065	$1,087,964	$(38,101)	(3.4)%

SG&A expenses decreased year over year primarily as a result of decreases in SG&A expenses in our business segments. During fiscal 2004, SG&A expenses were favorably impacted by $48 million from lower charges related to the sales of receivables at a discount from the face value to a limited purpose subsidiary of Sara Lee and $21 million from reductions in media advertising and promotion expenditures. These favorable items were in part offset by an $8 million increase in selling and distribution expenses and a $7.5 million charge related to discontinuing the *Lovable* U.S. trademark. Measured as a percent of net sales, SG&A expenses decreased from 24.1% in fiscal 2003 to 23.5% in fiscal 2004.

Charges for (Income from) Exit Activities

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
		(dollars in thousands)		
Charges for (income from) exit activities	$(14,397)	$27,466	$41,863	NM

The income in fiscal 2003 is primarily attributable to the completion of a previously announced restructuring program for amounts less than originally estimated. The charge for exit activities in fiscal 2004 is primarily attributable to costs for severance actions related to the planned termination of 4,425 employees.

Income from Operations

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
		(dollars in thousands)		
Income from operations	$547,614	$425,285	$(122,329)	(22.3)%

Income from operations in fiscal 2004 was lower than in fiscal 2003 as a result of the decreases in net sales, increases in cost of sales and charges from exit activities, which were offset in part by decreased SG&A expenses, as discussed above.

Interest Expense and Interest Income

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
		(dollars in thousands)		
Interest expense	$ 44,245	$ 37,411	$(6,834)	(15.4)%
Interest income	(46,631)	(12,998)	33,633	72.1
Net interest expense (income)	$ (2,386)	$ 24,413	$26,799	NM

Interest expense declined year over year as a result of lower average borrowings from Sara Lee. Interest income was reduced as a result of lower average loans made to Sara Lee. After the spin off, our net interest expense will increase substantially as a result of our increased indebtedness.

Income Tax Expense (Benefit)

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Income tax expense (benefit)	$121,560	$(48,680)	$(170,240)	NM

Our effective income tax rate decreased from 22.1% in fiscal 2003 to a negative 12.1% in fiscal 2004. The decrease in our effective tax rate is attributable primarily to an income tax benefit of $128.1 million resulting from Sara Lee's finalization of tax reviews and audits for amounts that were less than originally anticipated and recognized in fiscal 2004. The tax expense for both periods was impacted by a number of significant items which are set out in the reconciliation of our effective tax rate to the U.S. statutory rate in Note 19 titled "Income Taxes" to our Combined and Consolidated Financial Statements.

Net Income

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net income	$428,440	$449,552	$21,112	4.9%

Net income in fiscal 2004 was higher than in fiscal 2003 primarily as a result of the income tax benefit offset to a large extent by lower operating income as discussed above.

Operating Results by Business Segment—Fiscal 2004 Compared with Fiscal 2003

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales:				
Innerwear	$2,681,039	$2,704,500	$ 23,461	0.9%
Outerwear	1,287,230	1,243,108	(44,122)	(3.4)
Hosiery	430,069	401,052	(29,017)	(6.7)
International	354,307	367,590	13,283	3.7
Net sales	4,752,645	4,716,250	(36,395)	(0.8)
Intersegment	(82,980)	(83,509)	(529)	(0.6)
Total net sales	$4,669,665	$4,632,741	$ (36,924)	(0.8)
Operating segment income:				
Innerwear	$ 339,907	$ 334,111	$ (5,796)	(1.7)%
Outerwear	132,086	52,356	(79,730)	(60.4)
Hosiery	64,394	53,929	(10,465)	(16.3)
International	33,610	25,125	(8,485)	(25.2)
Total operating segment income	569,997	465,521	(104,476)	(18.3)
Items not included in operating segment income:				
Amortization of trademarks and other intangibles	(7,235)	(8,712)	(1,477)	(20.4)
General corporate expenses not allocated to the segments	(15,148)	(31,524)	(16,376)	(108.1)
Total income from operations	547,614	425,285	(122,329)	(22.3)
Net interest income (expense)	2,386	(24,413)	(26,799)	NM
Income before income taxes	$ 550,000	$ 400,872	$(149,128)	(27.1)

Innerwear

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$2,681,039	$2,704,500	$23,461	0.9%
Operating segment income	339,907	334,111	(5,796)	(1.7)

Net sales in the innerwear segment increased year over year primarily as a result of a $47 million impact of the 53rd week in fiscal 2004, partially offset by declines in net sales due to an unfavorable product mix.

Gross margin in the innerwear segment declined from 37.1% in fiscal 2003 to 36.1% in fiscal 2004, reflecting a $36 million impact from unfavorable changes in product sales mix and higher cotton costs.

The decrease in innerwear operating segment income is primarily attributable to two factors. We experienced lower gross margins, and charges for exit activities increased $13 million compared to fiscal 2003. Operating segment income was positively affected year over year by a $12 million impact of the 53rd week in fiscal 2004.

Outerwear

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$1,287,230	$1,243,108	$(44,122)	(3.4)%
Operating segment income	132,086	52,356	(79,730)	(60.4)

Net sales in the outerwear segment decreased due primarily to a $44 million impact from price decreases in t-shirts and fleece products sold to third party embellishers due to competitive pressures. Net sales were positively affected year over year by a $18 million impact of the 53rd week in fiscal 2004.

Gross margin in the outerwear segment decreased from 26.7% in fiscal 2003 to 20.9% in fiscal 2004, primarily reflecting a $70 million impact of competitive pricing pressure in the embellishment channel and higher cotton costs.

The decrease in outerwear operating segment income is attributable primarily to the lower gross margins, offset in part by $24 million impact from lower media advertising and promotion and administrative expenses. Operating segment income was affected positively year over year by a $1 million impact of the 53rd week in fiscal 2004.

Hosiery

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$430,069	$401,052	$(29,017)	(6.7)%
Operating segment income	64,394	53,929	(10,465)	(16.3)

Net sales in the hosiery segment decreased due primarily to $12 million in unit volume decreases and $15 million from unfavorable product sale price mix. Outside unit volumes in the hosiery segment decreased by 3% in fiscal 2004, with a 2% decline in *L'eggs* volume to mass merchants and food and drug stores and a 7% decline in *Hanes* volume to department stores. The 3% volume decrease was in line with the overall hosiery market decline. Net sales were positively affected year over year by a $6 million impact of the 53rd week in fiscal 2004.

Gross margin improved from 41.4% in fiscal 2003 to 41.5% in fiscal 2004. The increase resulted primarily from favorable product sales margin mix.

The decrease in hosiery operating segment income is attributable primarily to the decrease in net sales, offset in part by $7 million in lower media advertising and promotion spending and other SG&A expenses. Operating segment income was also affected positively year over year by a $2 million impact of the 53rd week in fiscal 2004.

International

	Fiscal 2003	Fiscal 2004	Dollar Change	Percent Change
	(dollars in thousands)			
Net sales	$354,307	$367,590	$13,283	3.7%
Operating segment income	33,610	25,125	(8,485)	(25.2)

Net sales in the international segment increased primarily as a result of $25 million from changes in foreign currency exchange rates during fiscal 2004, offset in part by decreases in unit volume and an unfavorable product mix. Net sales were positively affected year over year by a $6 million impact of the 53rd week in fiscal 2004.

Gross margin decreased from 40.4% in fiscal 2003 to 37.3% in fiscal 2004. The decrease resulted primarily from margin declines in Latin America due to higher slow moving and obsolete inventories, partially offset by increases in Japan.

The decrease in international operating segment income is attributable primarily to a $16 million increase in charges for exit activities offset in part by $7 million from changes in foreign currency exchange rates. Operating segment income was also positively affected year over year by a $2 million impact of the 53rd week in fiscal 2004.

General Corporate Expenses

Total general corporate expenses increased in fiscal 2004 from fiscal 2003 primarily due to higher employee benefit costs.

Liquidity and Capital Resources

Trends and Uncertainties Affecting Liquidity

Following the spin off, our capital structure, long-term capital commitments and sources of liquidity will change significantly from our historical capital structure, long-term capital commitments and sources of liquidity described below. After the spin off, our primary source of liquidity will be cash provided from operating activities. We believe that the following will negatively impact liquidity:

- we will incur significant long-term debt;

- we expect to continue to invest in efforts to improve operating efficiencies and lower costs;

- we expect to continue to add new manufacturing capacity in Central America, the Caribbean Basin, Mexico and Asia; and

- we will assume significant pension obligations from Sara Lee.

We are incurring substantial indebtedness in connection with the spin off and will have total debt of approximately $2.6 billion after giving effect to such incurrence, as further described below under "Description of Certain Indebtedness." We will pay $2.4 billion of the proceeds from these borrowings to Sara Lee and, as a result, those proceeds will not be available for our business needs, such as funding working capital or the expansion of our operations. In addition, in order to service our substantial debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that is expected to be remitted to the United States, which could significantly increase our income tax expense.

We expect to continue the restructuring efforts that we have undertaken over the last several years. The implementation of these efforts, which are designed to improve operating efficiencies and lower costs, has and is likely to continue to result in significant costs. As further plans are developed and approved by management and our board of directors, we expect to recognize additional exit costs to eliminate duplicative functions within the organization and transition a significant portion of our manufacturing capacity to lower-cost locations. We also expect to incur costs associated with the integration of our information technology systems across our company.

As we continue to add new manufacturing capacity in Central America, the Caribbean Basin and Asia, our exposure to events that could disrupt our foreign supply chain, including political instability, acts of war or terrorism or other international events resulting in the disruption of trade, disruptions in shipping and freight forwarding services, increases in oil prices, which would increase the cost of shipping, interruptions in the availability of basic services and infrastructure and fluctuations in foreign currency exchange rates, is increased. Disruptions in our foreign supply chain could negatively impact our liquidity by interrupting production in offshore facilities, increasing our cost of sales, disrupting merchandise deliveries, delaying receipt of the products into the United States or preventing us from sourcing our products at all. Depending on timing, these events could also result in lost sales, cancellation charges or excessive markdowns.

We will assume significant unfunded employee benefit liabilities for pension, postretirement and other retirement benefit qualified and nonqualified plans from Sara Lee in connection with the spin-off. These liabilities are expected to be approximately $348.6 million. Included in these liabilities are pension obligations which have not been reflected in our historical financial statements, because these obligations have historically been obligations of Sara Lee. The pension obligations we are assuming are projected to be approximately $266.0 million more than the corresponding pension assets we are acquiring. In addition, we could be required to make contributions to the pension plans in excess of our current expectations if financial conditions change or if the assumptions we have used to calculate our pension costs and obligations turn out to be inaccurate. A significant increase in our funding obligations could have a negative impact on our liquidity.

Net Cash From Operating Activities

Net cash from operating activities increased to $460.1 million in the thirty-nine weeks ended April 1, 2006 from $391.0 million in the prior year period. The $69.1 million increase was primarily the result of more effective working capital utilization and higher earnings in the business. Net cash from operating activities was $506.9 million in fiscal 2005 as compared to $471.4 million in fiscal 2004. The increase of $35.5 million was primarily due to an increase in cash generated from more efficient usage of working capital, which was partially offset by lower profitability in the business. Net cash from operating activities decreased $22.6 million in fiscal 2004 versus fiscal 2003, primarily due to increased usage for working capital needs. In fiscal 2003, the amount of accounts receivable sold to a Sara Lee entity was reduced with a corresponding offset in due from related entity.

Net Cash Used in Investing Activities

Net cash used in investing activities increased to $71.4 million in the thirty-nine weeks ended April 1, 2006 from $35.7 million in the prior year period. The increase was primarily the result of higher purchases of property and equipment. Net cash used in investing activities was $60.1 million in fiscal 2005, compared to $61.3 million in fiscal 2004 and $77.3 million in fiscal 2003. For fiscal years 2003, 2004 and 2005, we expended $85.4 million, $63.6 million and $67.1 million, respectively, to fund purchases of property, plant and equipment and received proceeds from the sales of assets of $7.2 million, $4.5 million and $9.0 million, respectively.

Net Cash Used in Financing Activities

Net cash used in financing activities increased to $1.0 billion in the thirty-nine weeks ended April 1, 2006, from $11.2 million in the prior year period. This increase was primarily the result of net transactions with parent companies which included dividends that were paid to the parent companies. Net cash used in financing activities was $233.1 million in fiscal 2003, $25.8 million in fiscal 2004 and $41.4 million in fiscal 2005. During fiscal 2005, we repaid $113.4 million to Sara Lee-related entities and distributed $5.9 million in net transactions with parent companies and related entities while incurring $88.8 million in short-term borrowings from third-parties.

Cash and Cash Equivalents

Cash and cash equivalents were $455.9 million at April 1, 2006 and decreased $624.9 million in the thirty-nine weeks ended April 1, 2006 from $1.1 billion at the prior year-end. This decrease was primarily the result of net transactions with parent companies. At the end of fiscal years 2003, 2004 and 2005, cash and cash equivalents were $289.8 million, $674.2 million and $1.1 billion, respectively. As part of Sara Lee, we have participated in Sara Lee's cash pooling arrangements, under which positive and negative cash balances are netted within geographic regions. The recapitalization to be undertaken in conjunction with the spin off will result in a significant reduction in cash and cash equivalents. After the spin off, our primary source of liquidity will be cash provided from operating activities.

Amounts due to or from Parent Companies and Related Entities

Although we have a considerable amount of cash and cash equivalents on our balance sheet, a significant portion of this cash has been generated from our controlled foreign corporations and is located outside of the United States. Sara Lee's policy is to determine at the end of each fiscal year the amount of cash to be repatriated to the United States and the amount to be permanently reinvested outside of the United States. As a result of decisions made in prior years to permanently reinvest earnings in foreign jurisdictions, our domestic operations borrow periodically from Sara Lee to meet funding requirements. In cases where our domestic operations have excess cash, the excess cash is swept into Sara Lee's cash pooling accounts or lent to Sara Lee-related entities. Ultimately, the amounts owed to or due from Sara Lee and its related entities are driven by Sara Lee's cash management policies and our operating requirements. These amounts have historically totaled as follows:

	June 28, 2003	July 3, 2004	July 2, 2005	April 1, 2006
	(dollars in thousands)			
Due from related entities	$ 57,646	$ 73,430	$ 26,194	$ 229,375
Funding receivable with parent companies	94,803	55,379	—	—
Notes receivable from parent companies	305,499	432,748	90,551	507,678
Due to related entities	(73,733)	(97,592)	(59,943)	(36,472)
Funding payable with parent companies	—	—	(317,184)	(195,479)
Notes payable to parent companies	(546,674)	(478,295)	(228,152)	(203,536)
Notes payable to related entities	(398,168)	(436,387)	(323,046)	(453,063)
Net amount due to parent companies and related entities	$(560,627)	$(450,717)	$(811,580)	$(151,497)

Changes in these balances are the result of operational funding needs and Sara Lee's cash management requirements. These items are further described in Note 20, titled "Relationship with Sara Lee and Related Entities," to our Combined and Consolidated Financial Statements. All amounts payable to or receivable from Sara Lee and its related entities will be extinguished as part of the spin off.

Notes Payable and Credit Facilities

In conjunction with the spin off, we plan to undertake a recapitalization which will include the incurrence of significant third party debt in the form of a new senior secured credit facility, a new senior secured second lien credit facility and a bridge loan facility and payment of $2.4 billion of the proceeds to Sara Lee prior to the consummation of the spin off, which is described in greater detail in "Description of Certain Indebtedness" below. As a result of this planned debt incurrence, the amount of interest expense will increase significantly after the spin off. After the spin off, our primary source of liquidity will be cash provided from operating activities. We believe that our cash provided from operating activities, together with our available credit capacity, will enable us to comply with the terms of our new indebtedness and meet presently foreseeable financial requirements.

Notes payable to banks were $30.4 million at April 1, 2006, $83.3 million at the end of fiscal 2005, and zero at the end of fiscal 2004 and fiscal 2003. We did not use cash on hand to repay notes payable at April 1, 2006 and July 2, 2005 as we did at the end of fiscal 2004 and fiscal 2003.

As of April 1, 2006, we had a $27.6 million loan outstanding under a non-revolving 364-day facility with a third party with maximum borrowing of 107 million Canadian dollars (approximately $95.6 million). This facility matures on May 31, 2006. The interest rate on borrowings is based on either the daily bankers acceptance rate plus 0.6% or the Canadian prime lending rate. Borrowings under the facility are currently guaranteed by Sara Lee.

In addition, we have a RMB 30 million (approximately $3.8 million) short term revolving facility arrangement with a Chinese branch of a U.S. bank. The facility is dated January 27, 2006 and is renewable annually. Borrowings under the facility accrue interest at the prevailing base lending rates published by the People's Bank of China from time to time less 10% and are currently guaranteed by Sara Lee. As of April 1, 2006, $2.8 million was outstanding under this facility.

We are presently in compliance with the covenants contained in these facilities.

Off-Balance Sheet Arrangements

We engage in off-balance sheet arrangements that we believe are reasonably likely to have a current or future effect on our financial condition and results of operations. These off-balance sheet arrangements include operating leases for manufacturing facilities, warehouses, office space, vehicles, machinery and equipment, and prior to and during fiscal 2005, we participated in Sara Lee's receivables sale program.

Leases

Minimum operating lease obligations are scheduled to be paid as follows: $38.8 million in fiscal 2006, $31.1 million in fiscal 2007, $24.0 million in fiscal 2008, $17.7 million in fiscal 2009, $13.6 million in fiscal 2010 and $26.5 million thereafter.

Sale of Accounts Receivable

Historically, we participated in a Sara Lee program to sell trade accounts receivable to a limited purpose subsidiary of Sara Lee. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in Sara Lee's results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in those receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. During fiscal 2005, Sara Lee terminated its receivable sale program and no receivables were sold under this program at the end of fiscal 2005. The amount of receivables sold under this program was $22.5 million at the end of fiscal 2003 and $22.3 million at the end of fiscal 2004. Changes in the balance of receivables sold are a component of net cash from operating activities ("(Increase) decrease in trade accounts receivable") with an offset to a change in "Decrease (increase) in due to and from related entities" in our Combined and Consolidated Statements of Cash Flows. As collections reduced accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables were equal to the face amount of the receivables less a discount. The discount was based on a floating rate and was accounted for as a cost of the receivable sale program. This cost has been included in "Selling, general and administrative expenses" in our Combined and Consolidated Statements of Income. The calculated discount rate for fiscal 2003, 2004 and 2005 was 1.6%, 1.2% and 1.2%, respectively, resulting in aggregated costs of $52.4 million, $5.0 million and $4.0 million in fiscal 2003, 2004, and 2005, respectively. We retained collection and administrative responsibilities for the participating interests in the defined pool.

Future Contractual Obligations and Commitments

We do not have any material unconditional purchase obligations, as such term is defined by SFAS No. 47, "Disclosure of Long-Term Purchase Obligations." The following tables contain information on our contractual obligations and commitments as of April 1, 2006 and July 2, 2005.

		Payments due by fiscal year			
	At April 1, 2006	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands)			
Obligations to be extinguished upon separation:					
Due to related entities	$ 36,472	$ 36,472	$ —	$ —	$ —
Funding payable with parent companies	195,479	195,479	—	—	—
Notes payable to parent companies	203,536	203,536	—	—	—
Note payable to related entities	453,063	453,063	—	—	—
Interest on debt obligations	2,417	2,417	—	—	—
	890,967	890,967	—	—	—
Obligations retained at separation (1):					
Notes payable to banks	30,375	30,375	—	—	—
Interest on debt obligations	437	437	—	—	—
Operating lease obligations	122,572	33,022	45,062	37,866	6,622
Capital lease obligations including related interest payments	8,087	3,895	3,716	476	—
Purchase obligations (2)	523,382	396,991	112,202	10,789	3,400
Other long-term liabilities (3)	86,223	68,219	9,621	8,383	—
	771,076	532,939	170,601	57,514	10,022
Total	$1,662,043	$1,423,906	$170,601	$57,514	$10,022

(1) In connection with the spin off, we will incur approximately (i) $1.65 billion of indebtedness under a senior secured credit facility, which will include an additional $500.0 million revolving credit facility which we expect to be undrawn at the closing of the spin off, (ii) $450.0 million of indebtedness under a senior secured second lien credit facility and (iii) $500.0 million of indebtedness under a bridge loan facility. Each of these credit facilities will bear interest at a floating rate based on a published market rate plus the applicable margin from the credit agreements.

(2) "Purchase obligations," as disclosed in the table, are obligations to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging and manufacturing arrangements), capital expenditures, marketing services, royalty-bearing license agreement payments and other professional services. This table only includes purchase obligations for which we have agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and an approximate delivery date. Actual cash expenditures relating to these obligations may vary from the amounts shown in the table above. We enter into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. This table omits obligations that did not exist as of April 1, 2006, as well as obligations for accounts payable and accrued liabilities recorded on the balance sheet.

(3) Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, deferred income, and the projected pension contribution of $54.5 million payable to Sara Lee in the fourth quarter of fiscal 2006. We have employee benefit obligations consisting of pensions and other postretirement benefits, including medical. Other than the projected fourth quarter 2006 pension contribution of $54.5 million, pension and postretirement obligations have been excluded from the table. A discussion of our pension and postretirement plans is included in Notes 17 and 18 to the Combined and Consolidated Financial Statements. Our obligations for employee health and property and casualty losses are also excluded from the table.

	At July 2, 2005	Payments due by fiscal year			
		Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands)			
Obligations to be extinguished upon separation:					
Due to related entities	$ 59,943	$ 59,943	$ —	$ —	$ —
Funding payable with parent companies	317,184	317,184	—	—	—
Notes payable to parent companies	228,152	228,152	—	—	—
Notes payable to related entities	323,046	323,046	—	—	—
Interest on debt obligations	1,445	1,445	—	—	—
	929,770	929,770	—	—	—
Obligations retained at separation:					
Notes payable to banks	83,303	83,303	—	—	—
Interest on debt obligations	192	192	—	—	—
Operating lease obligations	151,704	38,844	55,103	31,270	26,487
Capital lease obligations including related interest payments	12,144	5,411	5,625	1,108	—
Purchase obligations (1)	439,431	154,999	275,132	5,900	3,400
Other long-term liabilities (2)	85,443	68,581	9,537	7,325	—
	772,217	351,330	345,397	45,603	29,887
Total	$1,701,987	$1,281,100	$345,397	$45,603	$29,887

(1) "Purchase obligations," as disclosed in the table, are obligations to purchase goods and services in the ordinary course of business for production and inventory needs (such as raw materials, supplies, packaging and manufacturing arrangements), capital expenditures, marketing services, royalty-bearing license agreement payments and other professional services. This table only includes purchase obligations for which we have agreed upon a fixed or minimum quantity to purchase, a fixed, minimum or variable pricing arrangement and an approximate delivery date. Actual cash expenditures relating to these obligations may vary from the amounts shown in the table above. We enter into purchase obligations when terms or conditions are favorable or when a long-term commitment is necessary. Many of these arrangements are cancelable after a notice period without a significant penalty. This table omits obligations that did not exist as of July 2, 2005, as well as obligations for accounts payable and accrued liabilities recorded on the balance sheet.

(2) Represents the projected payment for long-term liabilities recorded on the balance sheet for deferred compensation, deferred income and the projected fiscal 2006 pension contribution of $54.5 million. We have employee benefit obligations consisting of pensions and other postretirement benefits including medical. Other than the projected fiscal 2006 pension contribution of $54.5 million, pension and postretirement obligations have been excluded from the table. A discussion of our pension and postretirement plans is included in Notes 17 and 18 to our Combined and Consolidated Financial Statements. Our obligations for employee health and property and casualty losses are also excluded from the table.

Pension Plans

The exact amount of contributions made to pension plans in any year is dependent upon a number of factors, including minimum funding requirements in the jurisdictions in which Sara Lee operates and Sara Lee's policy of charging its operating units for pension costs. In conjunction with the spin off, we will establish, adopt and maintain the Hanesbrands Inc. Pension and Retirement Plan, which will assume a portion of the underfunded liabilities of the pension plans sponsored by Sara Lee. In addition, we will assume sponsorship of certain other Sara Lee plans and will continue sponsorship of the Playtex Apparel Inc. Pension Plan and the National Textiles, L.L.C. Pension Plan. After the spin off, we will be required to make periodic pension contributions to the assumed plans, the Playtex Apparel Inc. Pension Plan, the National Textiles, L.L.C. Pension Plan and the Hanesbrands Inc. Pension and Retirement Plan. The levels of contribution will differ from historical levels of contributions to Sara Lee due to a number of factors, including the funded status of the plans as of the completion of the spin off, as well as our operation as a stand-alone company, financing costs, tax positions and jurisdictional funding requirements.

Guarantees

Due to our historical relationship with Sara Lee, there are several contracts under which Sara Lee has guaranteed certain third-party obligations for several of our entities. Typically, these obligations arise as a result of contracts entered into by our entities and authorized by Sara Lee, under which Sara Lee agrees to indemnify a third-party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations assumed and certain tax matters. In each of these circumstances, payment by Sara Lee is conditioned on the other party making a claim pursuant to the procedures specified in the contract. These procedures allow Sara Lee to challenge the other party's claims. In addition, Sara Lee's obligations under these agreements may be limited in terms of time and/or amount, and in some cases Sara Lee or the related entities may have recourse against third-parties for certain payments made by Sara Lee. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of Sara Lee's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Sara Lee under these agreements have not been material, and no amounts are accrued for these items on our Combined and Consolidated Balance Sheets.

As of July 2, 2005, these contracts included the guarantee of credit limits with third-party banks, and guarantees over supplier purchases. We had not guaranteed or undertaken any obligation on behalf of Sara Lee or any other related entities as of April 1, 2006.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risk from changes in foreign exchange rates, interest rates and commodity prices. Historically, Sara Lee has maintained risk management control systems on our behalf to monitor the foreign exchange, interest rate and commodities risks and Sara Lee's offsetting hedge position. Sara Lee's risk management control system uses analytical techniques including market value, sensitivity analysis and value at risk estimations.

Foreign Exchange Risk

Our exposure to foreign exchange rates exists primarily with respect to the Canadian dollar, Mexican peso, and Japanese yen against the U.S. dollar. Following the spin off, we intend to continue Sara Lee's policy of using foreign exchange forward and option contracts to hedge our exposure to adverse changes in foreign exchange rates. A sensitivity analysis technique has been used to evaluate the effect that changes in the market value of foreign exchange currencies will have on our forward and option contracts. At the end of fiscal 2004 and fiscal 2005 and as of April 1, 2006, the potential change in fair value of these instruments, assuming a 10% change in the underlying currency price, was $6.1 million, $6.4 million and $6.3 million, respectively.

Interest Rates

Our historic interest rate exposure primarily relates to intercompany loans or other amounts due to or from Sara Lee, cash balances (positive or negative) in foreign cash pool accounts which we have maintained with Sara Lee in the past, and cash held in short-term investment accounts outside of the United States. We have not historically used financial instruments to address our exposure to interest rate movements.

We and Sara Lee have various notes receivable and notes payable between the parties that are reflected on the Combined and Consolidated Balance Sheet. We and Sara Lee have agreed that these notes receivable and payable will not be repaid at the distribution date and will be capitalized by the parties prior to the spin off. As part of the separation, we will incur (i) $1.65 billion of indebtedness under a senior secured credit facility, which will include an additional $500.0 million revolving credit facility which we expect to be undrawn at the closing of the spin off and (ii) $450.0 million of indebtedness under a senior secured second lien credit facility that will bear interest at a floating rate based on a published market rate plus the applicable margin from the credit agreements. We will pay $2.4 billion of the proceeds of this debt to Sara Lee. We will also incur $500.0 million of indebtedness under a bridge loan facility that will have a fixed rate of interest and there can be no assurance that we will be able to refinance this indebtedness at the same or better rates upon maturity. We will be exposed to interest rate risk from the floating rate debt issuance and may or may not choose to hedge the interest rate on this floating rate debt. As a result, a 25 basis point movement in the interest rate charged on the floating rate debt that will be issued by us would result in a change in interest expense of $5.3 million.

Commodities

Cotton is the primary raw material we use to manufacture many of our products. In addition, fluctuations in crude oil or petroleum prices may influence the prices of other raw materials we use to manufacture our products, such as chemicals, dyestuffs, polyester yarn and foam. We generally purchase our raw materials at market prices. In fiscal 2006, we started to use commodity financial instruments to hedge the price of cotton, for which there is a high correlation between costs and the financial instrument. We also generally do not use commodity financial instruments to hedge other raw material commodity prices. At April 1, 2006, the potential change in fair value of cotton commodity derivative instruments, assuming a 10% change in the underlying commodity price, was $14.8 million.

Significant Accounting Policies and Critical Estimates

Our significant accounting policies are discussed in Note 3, titled "Summary of Significant Accounting Policies," to our Combined and Consolidated Financial Statements. In most cases, the accounting policies we utilize are the only ones permissible under generally accepted accounting principles (GAAP). However, applying these policies requires significant judgments or a complex estimation process that can affect our results of operations and financial position. We base our estimates on our historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from our previous estimates, we include the revisions in our results of operations for the period in which the actual amounts become known.

Our accounting policies and estimates that can have a significant impact upon our operating results and financial position are as follows:

Sales Recognition and Incentives

We recognize sales when title and risk of loss passes to the customer. We record provisions for any uncollectible amounts based upon our historical collection statistics and current customer information. Our management reviews these estimates each quarter and make adjustments based upon actual experience. Note 3(d), titled "Summary of Significant Accounting Policies—Sales Recognition and Incentives," to our Combined and Consolidated Financial Statements describes a variety of sales incentives that we offer to resellers and consumers of our products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. We use historical data for similar transactions to estimate the cost of current incentive programs. Our management reviews these estimates each quarter and make adjustments based upon actual experience and other available information.

Catalog Expenses

We incur expenses for printing catalogs for our products to aid in our sales efforts. We initially record these expenses as a prepaid item and charge it against SG&A expenses over time as the catalog is distributed into the stream of commerce. Expenses are recognized at a rate that approximates our historical experience with regard to the timing and amount of sales attributable to a catalog distribution.

Inventory Valuation

We carry inventory on our balance sheet at the estimated lower of cost or market. We carry obsolete, damaged, and excess inventory at the net realizable value, which we determine by assessing historical recovery rates, current market conditions and our future marketing and sales plans. Because our assessment of net realizable value is made at a point in time, there are inherent uncertainties related to our value determination. Market factors and other conditions underlying the net realizable value may change, resulting in further reserve requirements. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed at a later period.

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out, or "FIFO," method for 95% of our inventories at July 2, 2005, and by the last-in, first-out, or "LIFO," for the remainder. There was no difference between the FIFO and LIFO inventory valuation at July 2, 2005, July 3, 2004 or June 28, 2003. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in cost of sales when the related inventory item is sold. While we believe that adequate write-downs for inventory obsolescence have been provided in the Combined and Consolidated Financial Statements, consumer tastes and preferences will continue to change and we could experience additional inventory writedowns in the future.

Depreciation and Impairment of Property, Plant and Equipment

We state property, plant and equipment at its historical cost, and we compute depreciation using the straight-line method over the asset's life. We estimate an asset's life based on historical experience, manufacturers' estimates, engineering or appraisal evaluations, our future business plans and the period over which the asset will economically benefit us, which may be the same as or shorter than its physical life. Our policies require that we periodically review our assets' remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of our net property other than land is five years.

We test an asset for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset will be disposed of before the end of its useful life. We evaluate an asset's recoverability by comparing the asset's net carrying amount to the future net undiscounted cash flows we expect such asset will generate. If we determine that an asset is not recoverable, we recognize an impairment loss in the amount by which the asset's carrying amount exceeds its estimated fair value.

When we recognize an impairment loss for an asset held for use, we depreciate the asset's adjusted carrying amount over its remaining useful life. We do not restore previously recognized impairment losses.

Trademarks and Other Identifiable Intangibles

Trademarks and computer software are our primary identifiable intangible assets. We amortize identifiable intangibles with finite lives, and we do not amortize identifiable intangibles with indefinite lives. We base the estimated useful life of an identifiable intangible asset upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 2, 2005, the net book value of trademarks and other identifiable intangible assets was $145.8 million, of which we are amortizing $66.7 million. Effective with the second quarter of fiscal 2006, we reclassified the $79.0 million *Playtex* trademark as a finite lived asset rather than an indefinite life asset. As a result, we began amortizing the *Playtex* trademark over a period of 30 years. We anticipate that our amortization expense for the next year will be $9.4 million.

We evaluate identifiable intangible assets subject to amortization for impairment using a process similar to that used to evaluate asset amortization described above under "—Depreciation and Impairment of Property,

Plant and Equipment." We assess identifiable intangible assets not subject to amortization for impairment at least annually and more often as triggering events occur. In order to determine the impairment of identifiable intangible assets not subject to amortization, we compare the fair value of the intangible asset to its carrying amount. We recognize an impairment loss for the amount by which an identifiable intangible asset's carrying value exceeds its fair value.

We measure a trademark's fair value using the royalty saved method. We determine the royalty saved method by evaluating various factors to discount anticipated future cash flows, including operating results, business plans, and present value techniques. The rates we use to discount cash flows are based on interest rates and the cost of capital at a point in time. Because there are inherent uncertainties related to these factors and our judgment in applying them, the assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

Assets and Liabilities Acquired in Business Combinations

We account for business acquisitions using the purchase method, which requires us to allocate the cost of an acquired business to the acquired assets and liabilities based on their estimated fair values at the acquisition date. We recognize the excess of an acquired business's cost over the fair value of acquired assets and liabilities as goodwill as discussed below under "Goodwill." We use a variety of information sources to determine the fair value of acquired assets and liabilities. We use third-party appraisers to determine the fair value and lives of property and identifiable intangibles, consulting actuaries to determine the fair value of obligations associated with defined benefit pension plans, and legal counsel to assess obligations associated with legal and environmental claims.

Goodwill

As of July 2, 2005, we had $278.8 million of goodwill. We do not amortize goodwill, but we assess for impairment at least annually and more often as triggering events occur. Historically, we have performed our annual review in the second quarter of each year.

In evaluating the recoverability of goodwill, we estimate the fair value of our reporting units. Reporting units are business components one level below the operating segment level for which discrete information is available and reviewed by segment management. We rely on a number of factors to determine the fair value of our reporting units and evaluate various factors to discount anticipated future cash flows, including operating results, business plans, and present value techniques. As discussed above under "Trademarks and Other Identifiable Intangibles," there are inherent uncertainties related to these factors, and our judgment in applying them and the assumptions underlying the impairment analysis may change in such a manner that impairment in value may occur in the future. Such impairment will be recognized in the period in which it becomes known.

We evaluate the recoverability of goodwill using a two-step process based on an evaluation of reporting units. The first step involves a comparison of a reporting unit's fair value to its carrying value. In the second step, if the reporting unit's carrying value exceeds its fair value, we compare the goodwill's implied fair value and its carrying value. If the goodwill's carrying value exceeds its implied fair value, we recognize an impairment loss in an amount equal to such excess.

Self-Insurance Reserves

Prior to the spin off, we were insured through Sara Lee for property, worker's compensation, and other casualty programs, subject to minimum claims thresholds. Because the Sara Lee programs cover a large number of participants in many domestic Sara Lee operating units in addition to us, Sara Lee charges an amount to cover premium costs to each operating unit. Following the spin off, we will obtain our own insurance coverage, the costs for which may be greater than the costs realized as a participant in Sara Lee's programs.

Income Taxes

Our income taxes are computed and reported on a separate return basis as if we were not part of Sara Lee. Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Net operating loss carry forwards have been determined in our Combined and Consolidated Financial Statements as if we were separate from Sara Lee, resulting in a different net operating loss carry forward amount than reflected by Sara Lee. Given our continuing losses in certain geographic locations on a separate return basis, a valuation reserve has been established for the value of the deferred tax assets relating to these specific locations. Federal income taxes are provided on that portion of our income of foreign subsidiaries that is expected to be remitted to the United States and be taxable, reflecting the historical decisions made by Sara Lee with regards to earnings permanently reinvested in foreign jurisdictions. After the spin off, we may make different decisions as to the amount of earnings permanently reinvested in foreign jurisdictions, due to anticipated cash flow or other business requirements, which may result in a different federal income tax provision.

Sara Lee's management periodically estimates the probable tax obligations of Sara Lee using historical experience in tax jurisdictions and its informed judgment. These estimates have been included in our Combined and Consolidated Statements of Income to the extent applicable to us on a stand-alone basis. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which we transact business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. Sara Lee has historically adjusted its income tax expense in the period in which these events occur, and these adjustments are included in our Combined and Consolidated Statements of Income. If such changes take place, there is a risk that our effective tax rate may increase or decrease in any period.

In conjunction with the spin off, we and Sara Lee will enter into a tax sharing agreement. This agreement will allocate responsibilities between us and Sara Lee for taxes and certain other tax matters. Under the tax sharing agreement, Sara Lee generally will be liable for all U.S. federal, state, local and foreign income taxes attributable to us with respect to taxable periods ending on or before the distribution date. Sara Lee also will be liable for income taxes attributable to us with respect to taxable periods beginning before the distribution date and ending after the distribution date, but only to the extent those taxes are allocable to the portion of the taxable period ending on the distribution date. We are generally liable for all other taxes attributable to us. Changes in the amounts payable or receivable by us under the stipulations of this agreement may impact our tax provision in any period.

Defined Benefit Pension Plans

For a discussion of our net periodic benefit cost, plan obligations, plan assets, and how we measure the amount of these costs, see Note 17, titled "Employee Benefit Plans," to our Combined and Consolidated Financial Statements.

The following assumptions were used by Sara Lee to calculate the pension costs and obligations of the plans in which we participate.

	June 28, 2003	July 3, 2004	July 2, 2005
Net periodic benefit cost:			
Discount rate	6.50%	5.50%	5.50%
Long-term rate of return on plan assets	7.75%	7.75%	7.83%
Rate of compensation increase	5.00%	5.87%	4.50%
Plan obligations:			
Discount rate	5.50%	5.50%	5.60%
Rate of compensation increase	5.87%	4.50%	4.00%

Sara Lee's policies regarding the establishment of pension assumptions and allocating the cost of participation in its company wide plans are as follows:

- In determining the discount rate, Sara Lee utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of the pension obligations.

- Salary increase assumptions are based on historical experience and anticipated future management actions.

- In determining the long term rate of return on plan assets Sara Lee assumes that the historical long term compound growth rate of equity and fixed income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions.

- Retirement rates are based primarily on actual experience while standard actuarial tables are used to estimate mortality.

- Operating units which participate in one of Sara Lee's company wide defined benefit pension plans are allocated a portion of the total annual cost of the plan. Consulting actuaries determine the allocated cost by determining the service cost associated with the employees of each operating unit. Other elements of the net periodic benefit cost (interest on the projected benefit obligation, the estimated return on plan assets, and the amortization of deferred losses and prior service cost) are allocated based upon the projected benefit obligation associated with the current and former employees of the reporting entity as a percentage of the projected benefit obligation of the entire defined benefit plan.

Although Sara Lee historically included salary increase assumptions, as noted above, estimated salary increases are not included in calculating our pension costs because future accruals under our pension plans are frozen so that none of our pension plans recognize future salary increases.

We accumulate and amortize results that differ from these assumptions over future periods, which generally affect the future net periodic benefit cost.

Prior to the spin off, we will assume Sara Lee's obligations under the Sara Lee Corporation Consolidated Pension and Retirement Plan and the Sara Lee Corporation Supplemental Executive Retirement Plan that relate to our current and former employees. The amount of the net liability actually assumed will be evaluated in a manner specified by the Employee Retirement Income Security Act of 1974, as amended, or "ERISA," and will be finalized and certified by plan actuaries several months after the contribution is completed.

Issued But Not Yet Effective Accounting Standards

Accounting Changes and Error Corrections

The FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impractical. SFAS No. 154 also requires that changes in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 replace APB Opinion 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." We will adopt the provisions of SFAS No. 154, effective in fiscal 2007. Management currently believes that adoption of the provisions of SFAS No. 154 will not have a significant impact on our Combined and Consolidated Financial Statements.

DESCRIPTION OF OUR BUSINESS

General

We are a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, Just My Size, barely there* and *Wonderbra*. We design, manufacture, source and sell a broad range of apparel essentials such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear. Our brands hold either the number one or number two U.S. market position by sales in most product categories in which we compete.

	Industrywide U.S. Retail Sales (in billions) 2005	Compound Annual Growth Rate Between 2003 and 2005	Hanesbrands 2005 U.S. Market Position by Sales
T-shirts	$21.3	8.4%	#1
Bras	5.1	4.5	2
Fleece	4.9	(2.7)	1
Socks	4.7	3.5	1
Men's Underwear	3.0	3.7	1
Panties	3.0	3.1	2
Sheer Hosiery	1.0	(16.7)	1
Kids' Underwear	0.8	5.4	1

Source: The NPD Group/Consumer Panel Track^{SM}, rolling year-end, as of December 2005.

In fiscal 2005, we generated $4.7 billion in net sales and $359.5 million in income from operations. Our products are sold through multiple distribution channels. In fiscal 2005, 48% of our net sales were to mass merchants, 11% were to national chains, 6% were to department stores, 8% were direct to consumer, 8% were in our international segment and 19% were to other retail channels such as embellishers, specialty retailers, warehouse clubs and sporting goods stores. In addition to designing and marketing apparel essentials, we have a long history of operating a global supply chain which incorporates a mix of self-manufacturing, third-party contractors, and third-party sourcing.

The apparel essentials segment of the apparel industry is characterized by frequently replenished items, such as t-shirts, bras, panties, men's underwear, kids' underwear, socks and hosiery. Growth and sales in the apparel essentials industry are not primarily driven by fashion, in contrast to other areas of the broader apparel industry. Rather, we focus on the core attributes of comfort, fit and value, while remaining current with regard to consumer trends.

Our business is organized into four operating segments. These segments—innerwear, outerwear, hosiery and international—are treated as reportable segments for financial reporting purposes.

The following table summarizes our operating segments by category:

Segment	Primary Product(s)	Primary Brand(s)
Innerwear	Intimate apparel, such as bras, panties and bodywear	*Hanes, Playtex, Bali, barely there, Just My Size, Wonderbra*
	Men's underwear and kids' underwear	*Hanes, Champion,* Polo Ralph Lauren**
	Socks	*Hanes, Champion*
Outerwear	Activewear, such as performance t-shirts and shorts	*Hanes, Champion, Just My Size, Duofold*
	Casualwear, such as t-shirts, fleece and sport shirts	*Hanes, Just My Size, Outerbanks, Hanes Beefy-T*
Hosiery	Hosiery	*L'eggs, Hanes, Just My Size,* DKNY**, Donna Karan**
International	Activewear, men's underwear, kids' underwear, intimate apparel, socks, hosiery and casualwear	*Hanes, Wonderbra*, Playtex*, Champion, Rinbros, Bali*

* As a result of the February 2006 sale of Sara Lee's European branded apparel business, we are not permitted to sell this brand in the EU, several other European countries and South Africa.

** Brand used under a license agreement.

Our Competitive Strengths

Strong Brands with Leading Market Positions. Our brands have a strong heritage in the apparel essentials industry. According to NPD, our brands possess either the number one or number two market position in the United States in most of the product categories in which we compete. Our brands enjoy high awareness among consumers according to a 2006 brand equity analysis by Millward Brown Market Research. According to a 2005 survey of consumer brand awareness by Women's Wear Daily, we own three of the top five most recognized apparel and accessory brands among women in the United States, with *Hanes* (number one)*, L'eggs* (number three) and *Hanes Her Way* (number four) (now referred to as *Hanes*). According to NPD, our largest brand, *Hanes*, is the top selling apparel brand in the United States by units sold. Our creative, focused advertising campaigns have been an important element in the continued success and visibility of our brands. We employ a multimedia marketing plan involving national television, radio, Internet, direct mail and in-store advertising, as well as targeted celebrity endorsements, to communicate the key features and benefits of our brands to consumers. We believe that these marketing programs reinforce and enhance our strong brand awareness across our product categories.

High-Volume, Core Essentials Focus. We sell high-volume, frequently replenished apparel essentials. The majority of our core styles continue from year to year, with variations only in color, fabric or design details, and are frequently replenished by consumers. For example, we believe the average U.S. consumer makes 3.5 trips to retailers to purchase men's underwear and 4.5 trips to purchase panties annually. We believe that our status as a high-volume seller of core apparel essentials creates a more stable and predictable revenue base and reduces our exposure to dramatic fashion shifts often observed in the general apparel industry.

Significant Scale of Operations. We are the largest seller of apparel essentials in the United States as measured by sales. As an example of the scale of our operations, we manufactured and sold over 400 million t-shirts (innerwear and outerwear) and almost half a billion pairs of socks in fiscal 2005. Most of our products are sold to large retailers which have high-volume demands. We have met the demands of our customers by developing vertically integrated operations and an extensive network of owned facilities and third-party manufacturers over a broad geographic footprint. We believe that we are able to leverage our significant scale of operations to provide us with greater manufacturing efficiencies, purchasing power and product design, marketing and customer management resources than our smaller competitors.

Strong Customer Relationships. We sell our products primarily through large, high-volume retailers, including mass merchants, department stores and national chains. We have strong, long-term relationships with our top customers, including relationships of over ten years with each of our top ten customers. The size and operational scale of the high-volume retailers with which we do business require extensive category and product knowledge and specialized services regarding the quantity, quality and planning of orders. In the late 1980s, we undertook a shift in our approach to our relationships with our largest customers when we sought to align significant parts of our organization with corresponding parts of their organizations. For example, we are organized into teams that sell to and service our customers across a range of functional areas, such as demand planning, replenishment and logistics. We also have entered into customer-specific programs such as the introduction in 2004 of *C9 by Champion* products marketed and sold through Target stores. Through these efforts, we have become the largest apparel essentials supplier to many of our customers.

Significant Cash Flow Generation. Due to our strong brands and market position, our business has historically generated significant cash flow. In fiscal 2003, 2004 and 2005, we generated $416.7 million, $410.2 million and $446.8 million, respectively, of cash from operating activities net of cash used in investing activities. Our cash flow gives us the flexibility to create shareholder value by investing in our business, reducing debt and returning capital to our shareholders.

Strong Management Team. We have strengthened our management team through the addition of experienced executives in key leadership roles. Richard Noll, our Chief Executive Officer, has extensive management experience in the apparel and consumer products industries. During his 14-year tenure at Sara Lee, Mr. Noll led Sara Lee's sock and hosiery businesses, Sara Lee Direct and Sara Lee Mexico (all of which are now part of our business), as well as the Sara Lee Bakery Group and Sara Lee Australia. Lee Wyatt, our Chief Financial Officer, has broad experience in executive financial management, including tenures as Chief Financial Officer at Sonic Automotive, a publicly traded automotive aftermarket supplier, and Sealy Corporation. Gerald Evans, our Chief Supply Chain Officer and Michael Flatow, our General Manager, Wholesale Americas, also add significant experience and leadership to our management team. The additions of Messrs. Noll and Wyatt complement the leadership and experience provided by Lee Chaden, our Executive Chairman, who has extensive experience within the apparel and consumer products industries.

Key Business Strategies

Historically, we have operated as part of Sara Lee, sharing services and capital with Sara Lee's food, beverage and household products businesses. Following our spin off from Sara Lee, we will become a more tightly focused apparel essentials company. As an independent publicly traded company, we believe we will be better positioned to compete in the apparel essentials industry and to invest in and grow our business. Our mission is to grow earnings and cash flow by integrating our operations, optimizing our supply chain, increasing our brand leadership and leveraging and strengthening our retail relationships. Specifically, we intend to focus on the following strategic initiatives:

Create a More Integrated, Focused Company. Historically, we have had a decentralized operating structure, with many distinct operating units. We are in the process of consolidating functions, such as purchasing, finance, manufacturing/sourcing, planning, marketing and product development, across all of our product categories in the United States. We also are in the process of integrating our distribution operations and information technology systems. We believe that these initiatives will streamline our operations, improve our inventory management, reduce costs, standardize processes and allow us to distribute our products more effectively to retailers. We expect that our initiative to integrate our technology systems also will provide us with more timely information, increasing our ability to allocate capital and manage our business more effectively.

Develop a Lower-Cost Efficient Supply Chain. As a provider of high-volume products, we are continually seeking to improve our cost-competitiveness and operating flexibility through supply chain initiatives. In this regard, we have recently launched two textile manufacturing projects outside of the United States—an owned textile manufacturing facility in the Dominican Republic, which began production in early 2006, and a strategic alliance with a third-party textile manufacturer in El Salvador, which began production in 2005. At the facility we own and at the facility owned by our strategic partner, textiles are knit, dyed, finished and cut in accordance with our specifications. We expect to achieve cost efficiencies from our operations at these facilities primarily as a result of lower labor costs. In addition, because these manufacturing facilities are located in close proximity to the sewing operations to which the manufactured textiles must be transported, we expect to achieve additional efficiencies by reducing the amount of time needed to produce finished goods. We also expect to increase asset utilization through the operations at these facilities. In connection with moving operations from other facilities, we reduced excess manufacturing capacity. We also expect to benefit from locating many of the processes that require constant changes to the manufacturing line at one facility, which allows for fewer changes at other facilities. Over the next several years, we will continue to transition additional parts of our supply chain from the United States to locations in Central America, the Caribbean Basin and Asia in an effort to optimize our cost structure. We intend to continue to self-manufacture core products where we can protect or gain a significant cost advantage through scale or in cases where we seek to protect proprietary processes and technology. We plan to continue to selectively source from third-party manufacturers product categories that do not meet these criteria. We expect that in future years our supply chain will become more balanced across the Eastern and Western Hemispheres. Our customers require a high level of service and responsiveness, and we intend to continue to meet these needs through a carefully managed facility migration process. We expect that these changes in our supply chain will result in significant cost efficiencies and increased asset utilization.

Increase the Strength of Our Brands with Consumers. Our advertising and marketing campaigns have been an important element in the success and visibility of our brands. We intend to increase our level of marketing support behind our key brands with targeted, effective advertising and marketing campaigns. For example, in fiscal 2005, we launched a comprehensive marketing campaign titled "Look Who We've Got Our Hanes on Now," which we believe significantly increased positive consumer attitudes about the *Hanes* brand in the areas of stylishness, distinctiveness and up-to-date products.

Our ability to react to changing customer needs and industry trends will continue to be key to our success. Our design, research and product development teams, in partnership with our marketing teams, drive our efforts to bring innovations to market. We intend to leverage our insights into consumer demand in the apparel essentials industry to develop new products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends. Examples of our success to date include:

- Tagless garments—where the label is embroidered or printed directly on the garment instead of attached on a tag—which we first released in t-shirts under our *Hanes* brand (2002), and subsequently expanded into other products such as outerwear tops (2003) and panties (2004).

- "Comfort Soft" bands in our underwear and bra lines, which deliver to our consumers a softer, more comfortable feel with the same durable fit (2004 and 2005).

- New versions of our Double Dry wicking products and Friction Free running products under our *Champion* brand (2005).

- The "no poke" wire which was successfully introduced to the market in our *Bali* brand bras (2004).

Strengthen Our Retail Relationships. We intend to expand our market share at large, national retailers by applying our extensive category and product knowledge, leveraging our use of multi-functional customer management teams and developing new customer-specific programs such as *C9 by Champion* for Target. Our goal is to strengthen and deepen our existing strategic relationships with retailers and develop new strategic relationships. Additionally, we plan to expand distribution by providing manufacturing and production of apparel essentials products to specialty stores and other distribution channels, such as direct to consumer through the Internet.

Our Industry

According to industry estimates from NPD Group, apparel sales in the United States totaled approximately $181 billion in 2005, growing at a compound annual rate of 3.5% from 2003 to 2005, driven largely by strength in adult apparel sales. Leading the growth in the apparel industry is the apparel essentials segment, the foundation of our current business. The apparel essentials segment of the apparel industry is characterized by frequently replenished items, such as t-shirts, bras, panties, men's underwear, kids' underwear, socks and hosiery, which represented approximately 24%, or $44 billion, of total 2005 apparel sales. Apparel essentials sales have been growing faster than the total apparel market, with apparel essentials growing at a compound annual rate of 4.5% over the past two years.

The overall U.S. apparel market and the core categories critical to our future success will continue to be influenced by a number of broad-based trends:

- the U.S. population is predicted to increase at a rate of less than 1% annually, with the rate of increase declining through 2050, with a continued aging of the population and a shift in the ethnic mix;

- changing attitudes about fashion, the need for versatility, and continuing preferences for more casual apparel are expected to support the strength of basic or classic styles of "relaxed apparel";

- the impact of a continued deflationary environment in our business and the apparel essentials industry;

- continued increases in body size across all age groups and genders, and especially among children, will drive demand for plus-sized apparel; and

- intense competition and continued consolidation in the retail industry, the shifting of formats among major retailers, convenience and value will continue to be key drivers.

In addition, we anticipate growth in the apparel essentials industry will be driven in part by product improvements and innovations. Improvements in product features, such as stretch in t-shirts or tagless garment labels, or in increased variety through new sizes or styles, such as half sizes and boy leg briefs, are expected to enhance consumer appeal and category demand. Often the innovations and improvements in our industry are not trend-driven, but are designed to react to identifiable consumer needs and demands. As a consequence, the apparel essentials market is characterized by lower fashion risks compared to other apparel categories.

Our Brands

Our portfolio of leading brands is designed to address the needs and wants of various consumer segments across a broad range of apparel essentials products. Our portfolio includes four brands with fiscal 2005 annual net sales significantly in excess of $200.0 million, with *Hanes* fiscal 2005 net sales exceeding $2.0 billion. Each of our brands has a particular consumer positioning that distinguishes it from its competitors and guides its advertising and product development. We discuss our brands in more detail below:



Hanes is the largest and most widely recognized brand in our portfolio. According to a 2005 survey of consumer brand awareness by Women's Wear Daily, *Hanes* is the most recognized apparel and accessory brand among women in the United States. The *Hanes* brand covers all of our product categories, including men's underwear, kids' underwear, bras, panties, socks, t-shirts, fleece and sheer hosiery. *Hanes* stands for outstanding comfort, style and value. According to Millward Brown Market Research, *Hanes* is found in 88% of the United States households who have purchased men's or women's casual clothing or underwear in the 12 month period ended March 2006.



Champion is our second-largest brand. Specializing in athletic performance apparel, the *Champion* brand is designed for everyday athletes. We believe that *Champion's* combination of comfort, fit and style provides athletes with mobility, durability and up-to-date styles, all product qualities that are important in the sale of athletic products. We also distribute products under the *C9 by Champion* brand exclusively through Target stores.



Playtex, our third-largest brand within our portfolio, offers a line of bras, panties and shapewear, including products that offer solutions for hard to fit figures.

BALI

Bali is the fourth-largest brand within our portfolio. *Bali* offers a range of bras, panties and shapewear sold in the department store channel.

  

Our brand portfolio also includes the following well-known brands: *L'eggs, Just My Size, barely there, Wonderbra, Outerbanks*, and *Duofold*. These brands serve to round out our product offerings, allowing us to give consumers a variety of options to meet their diverse needs.

Our Segments

Innerwear

The innerwear segment focuses on core apparel essentials, and consists of products such as women's intimate apparel, men's underwear, kids' underwear, socks, thermals and sleepwear, marketed under well-known brands that are trusted by consumers. We are an intimate apparel category leader in the United States with our *Hanes, Playtex, Bali, barely there, Just My Size,* and *Wonderbra* brands, offering a full line of bras, panties and bodywear. We are also a leading manufacturer and marketer of men's underwear, and kids' underwear under the *Hanes* and *Champion* brand names. We also produce underwear products under a licensing agreement with Polo Ralph Lauren. In the men's underwear, kids' underwear and socks product categories, we occupy the number one market position by sales and in the total women's intimate apparel product category we occupy the number two market position by sales. Our fiscal 2005 net sales from our innerwear segment were $2.7 billion, representing approximately 58% of net sales.

Outerwear

We are a leader in the casualwear and activewear markets through our *Hanes, Champion* and *Just My Size* brands, where we offer products such as t-shirts and fleece. Our casualwear lines offer a range of quality, comfortable clothing for men, women and children marketed under the *Hanes* and *Just My Size* brands. The *Just My Size* brand offers casual apparel designed exclusively to meet the needs of plus-size women. In addition to activewear for men and women, *Champion* provides uniforms for athletic programs and in 2004 launched a new apparel program at Target, *C9 by Champion*. We also license our *Champion* name for collegiate apparel and footwear. We also supply our t-shirts, sportshirts and fleece products to screenprinters and embellishers, who imprint or embroider the product and then resell to specialty retailers and organizations such as resorts and professional sports clubs. We sell our products to screenprinters and embellishers primarily under the *Hanes, Hanes Beefy-T* and *Outer Banks* brands. Our fiscal 2005 net sales from our outerwear segment were $1.3 billion, representing approximately 27% of net sales.

Hosiery

We are the leading marketer of women's sheer hosiery in the United States, occupying the number one position by sales. We compete in the hosiery market by striving to offer superior values and executing integrated marketing activities, as well as focusing on the style of our hosiery products. In addition to the *Hanes, L'eggs* and *Just My Size* brands, we market hosiery products under licensing agreements with DKNY and Donna Karan. Our fiscal 2005 net sales from our hosiery segment were $353.5 million, representing approximately 7% of total net sales. Consistent with a sustained decline in the hosiery industry due to changes in consumer preferences, our net sales from hosiery sales have declined each year since 1995.

International

Our fiscal 2005 net sales in our international segment were $354.5 million, representing approximately 8% of net sales and included sales in Asia, Canada and Latin America. Japan, Canada and Mexico are our largest international markets. We have opened sales offices in India and China. Our international segment does not include Sara Lee's former branded apparel operations in Europe, which were sold in February 2006, or Sara Lee's apparel operations in the United Kingdom, which are being retained by Sara Lee and held for sale.

Design, Research and Product Development

Our design, research and product development teams are focused on the design of stylish and comfortable products that have broad consumer appeal and can be sold at competitive prices. Our design, research and product development operations also focus on adopting technological innovations to existing product lines and new product introductions.

Our design, research, and product development teams work collaboratively with our marketing team in developing new products and product innovations for all of our product lines, enabling us to quickly and efficiently respond to changing consumer needs. An example of this collaboration was the success of the "no poke" wire bra launched under our *Bali* brand. Our marketing team received consumer feedback that some wires traditionally used in underwire bras cause discomfort to certain consumers. In response, our design, research and development teams worked to develop a bra utilizing a new type of wire with a spring tip. Our marketing group launched the product in 2004 and it has been a major success for our business generating approximately $9.0 million in net sales in 2005, with new introductions following to build on the success of our new "no poke" category.

At the core of our design, research and product development capabilities is a team of over 300 professionals. As part of plan to consolidate our operations, we recently combined our design, research and development teams into an integrated group for all of our product categories. We also recently opened a new facility located in Winston-Salem, North Carolina, which is the center of our research, technical design and product development efforts and maintains modern equipment that is reflective of the capabilities in our own internal manufacturing plants and external facilities. This facility brings together our research and product development operations, promoting greater efficiency by rationalizing and standardizing manufacturing operations and raw materials across various product lines and brands. For example, we have rationalized our core color standards across our divisions, enabling us to eliminate color inconsistencies within our products and promote efficiency in our manufacturing operations. Our new facility contains hosiery, sock, jersey and seamless knitting machines, a new dye house, laboratories and computerized cutting and sample sewing rooms, in addition to materials testing, product and process research, prototype design and sample product development capabilities. We also employ creative design and product development personnel in our design center in New York City and have a research team in the United Kingdom. Consistent with the expansion of our manufacturing operations, we are planning to expand our research and product development activities into Asia.

During fiscal 2003, 2004 and 2005, we spent approximately $47 million, $53 million and $51 million, respectively, on design, research and product development.

Customers

In fiscal 2005, approximately 92% of our net sales were to customers in the United States and approximately 8% were to customers outside the United States (consisting of net sales from our international segment and net sales from our outerwear segment to customers outside the United States). Domestically, almost 82% of our net sales were wholesale sales to retailers, 10% were wholesale sales to third-party embellishers and 8% were direct-to-consumer. We have well-established relationships with some of the largest apparel retailers in the world. Our largest customers are Wal-Mart, Target and Kohl's, accounting for 31%, 11% and 5% of our total sales in fiscal 2005, respectively. As is common in the apparel essentials industry, we generally do not have purchase agreements that obligate our customers, including Wal-Mart, to purchase our products. However, all of our key customer relationships have been in place for 10 years or more.

Wal-Mart and Target are our only customers with net sales that exceed 10% of any individual segment's net sales. In our innerwear segment, Wal-Mart accounts for 34% of net sales and Target accounts for 11% of net sales. In our outerwear segment, Wal-Mart accounts for 29% of net sales and Target accounts for 14% of net sales. In our hosiery and international segments, Wal-Mart accounts for 20% and 16% of net sales, respectively.

Across all of our distribution channels, our largest customers are also among the largest participants in their respective channels. Our portfolio of strong brands, our operational scale as one of the world's largest producers of apparel essentials and our experience in a broad spectrum of apparel essentials categories has enabled us to successfully maintain strong relationships with these large customers. For example, in fiscal 2005 our sales to Wal-Mart exceeded $1.4 billion.

Due to their size and operational scale, high-volume retailers require extensive category and product knowledge and specialized services regarding the quantity, quality and timing of product orders. We have organized multi-functional customer management teams which has allowed us to form strategic long-term relationships with these customers and efficiently focus resources on category, product and service expertise. For example, we have recently entered into customer-specific programs such as the introduction of *C9 by Champion* products marketed and sold through Target stores. Smaller regional customers attracted to our leading brands and quality products also represent an important component of our distribution, and our organizational model provides for an efficient use of resources that delivers a high level of category and channel expertise and services to these customers.

In the United States, we sell our products through all distribution channels in which apparel essentials are sold.

Fiscal 2005 Net Sales by Channel



Mass Merchants National Chains Department Stores
Direct to Consumer International Other

Sales to the mass merchant channel accounted for approximately 48% of our net sales in fiscal 2005. We sell all of our product categories in this channel primarily under our *Hanes, Just My Size*, *Playtex* and *C9 by Champion* brands. Mass merchants feature high-volume, low-cost sales of basic apparel items along with a diverse variety of consumer goods products, such as grocery and drug products and other hard lines, and are characterized by large retailers, such as Wal-Mart. Wal-Mart is our largest mass merchant customer, accounting for approximately 31% of our net sales for fiscal 2005.

Sales to the national chains channel accounted for approximately 11% of our net sales in fiscal 2005. These retailers target a higher income consumer than mass merchants, focus more of their sales on apparel items rather than other consumer goods such as grocery and drug products, and are characterized by large retailers such as Sears, JC Penney and Kohl's. We sell all of our product categories in this channel.

Sales to the traditional department stores channel accounted for approximately 6% of our net sales in fiscal 2005. Traditional department stores target higher-income consumers and carry more high-end, fashion conscious products than national chains or mass merchants and tend to operate in higher-income areas and commercial centers. Traditional department stores are characterized by large retailers such as Macy's and Dillard's. We sell products in our intimate apparel, hosiery and underwear categories through these department stores.

Sales to the direct to consumer channel accounted for approximately 8% of our net sales in fiscal 2005. We sell our branded products directly to consumers through our 229 outlet stores, as well as our catalogs and our web sites operating under the *Hanes* name as well as One Hanes Place, Outerbanks, Just My Size and Champion. Our outlet stores are value based, offering the consumer a savings of 25% to 40% off suggested retail prices, and sell first-quality, excess, post-season, obsolete and slightly imperfect products. Our catalogs and web sites address the growing direct-to-consumer channel that operates in today's 24/7 retail environment, and we have an active database of approximately two million consumers receiving our catalogs and emails. Our web sites have experienced significant growth, and we expect this trend to continue as more consumers embrace this retail shopping channel.

Sales in our international segment represented approximately 8% of our net sales in fiscal 2005, and included sales in Asia, Canada and Latin America. Japan, Canada and Mexico are our largest international markets, and India and China are the fastest growing. We operate in several locations in Latin America including Mexico, Puerto Rico, Argentina, Brazil and Central America. From an export business perspective, we use distributors to service customers in the Middle East and Asia, and have a limited presence in Latin America. The primary focus of the export business is *Hanes* underwear and *Bali*, *Playtex*, *Wonderbra* and *barely there* intimate apparel.

Sales in other channels represented approximately 19% of our net sales in fiscal 2005. We sell t-shirts, golf and sport shirts and fleece sweatshirts to third-party embellishers primarily under our *Hanes, Hanes Beefy-T* and *Outerbanks* brands. Sales to third-party embellishers accounted for approximately 10% of our net sales in fiscal 2005. We also sell a significant range of our underwear, activewear and sock products under the *Champion* brand to wholesale clubs, such as Costco, and sporting goods stores, such as The Sports Authority. We sell primarily legwear and underwear products under the *Hanes* and *L'eggs* brands to food, drug and variety stores. We sell our branded apparel essentials products to the U.S. military for sale to servicemen and servicewomen.

Inventory

Effective inventory management is a key component of our future success. Since our customers do not purchase our products under long-term supply contracts, but rather on a purchase order basis, effective inventory management requires close coordination with the customer base. We employ various types of inventory management techniques that include collaborative forecasting and planning, vendor managed inventory, key event management, and various forms of replenishment management processes.

We have approximately 20 demand management planners in our customer management group who work closely with customers to develop demand forecasts that are passed to the supply chain. We have an additional 70 professionals within the customer management group who coordinate daily with our larger customers to help ensure that our customers' planned inventory levels are in fact available at their individual retail outlets. Additionally, within our supply chain organization we have approximately 150 dedicated professionals that translate the demand forecast into our inventory strategy and specific production plans. These individuals work closely with our customer management team to balance inventory investment/exposure with customer service targets.

Seasonality

Generally, our diverse range of product offerings helps dampen seasonal change in demand for certain items. Sales are typically higher in the first two fiscal quarters (July to December) of each year. Socks, hosiery and fleece products generally have higher sales during this time as a result of cooler weather, back-to-school shopping and holidays. Sales levels in a period may also be impacted by retailers' decisions to increase or decrease inventory levels in response to anticipated consumer demand.

Marketing

Our strategy is to bring consumer-driven innovation to market in a compelling way. Our approach is to build targeted, effective multi-media advertising and marketing campaigns regarding our portfolio of key brands. In addition, we will explore new marketing opportunities through which we can communicate the key features and benefits of our brands to consumers. For example, in fiscal 2005, we launched a comprehensive marketing campaign titled "Look Who We've Got Our Hanes on Now," which we believe significantly increased positive consumer attitudes about the *Hanes* brand in the areas of stylishness, distinctiveness and up-to-date products. We believe that the strength of our consumer insights, our distinctive brand propositions and our focus on integrated marketing give us a competitive advantage in the fragmented apparel marketplace.

Distribution

We distribute our products for the U.S. market primarily from U.S.-based company-owned and company-operated distribution centers. As of April 1, 2006, we operated 31 distribution centers and also performed direct ship services from selected Central America, Caribbean Basin and Mexico based operations to the U.S. markets. International distribution operations use a combination of third-party logistics providers, as well as owned and operated distribution operations, to distribute goods to our various international markets. We are currently in the process of consolidating several of our U.S. distribution centers. In this process, we intend to centralize our distribution centers around our Winston-Salem, North Carolina base and close several of our distribution centers located around the United States.

Manufacturing and Sourcing

In fiscal 2005, approximately 85% of our finished goods sold in the United States were manufactured through a combination of facilities we own and operate and facilities owned and operated by third-party contractors. These contractors perform some of the steps in the manufacturing process for us, such as cutting and/or sewing. We sourced the remainder of our finished goods from third-party manufacturers who supply us with finished products based on our designs. We believe that our balanced approach to product supply, which relies on a combination of owned, contracted and sourced manufacturing located across different geographic regions, increases the efficiency of our operations, reduces product costs and offers customers a reliable source of supply.

Finished Goods That Are Manufactured by Hanesbrands

The manufacturing process for finished goods that we manufacture begins with raw materials we obtain from third parties. The principal raw materials in our product categories are cotton and synthetics. Our costs for cotton yarn and cotton-based textiles vary based upon the fluctuating and volatile cost of cotton, which is affected by weather, consumer demand, speculation on the commodities market and the relative valuations and fluctuations of the currencies of producer versus consumer countries. We attempt to mitigate the effect of fluctuating raw material costs by entering into short-term supply agreements that set the price we will pay for cotton yarn and cotton-based textiles in future periods. We also enter into hedging contracts on cotton designed to protect us from severe market fluctuations in the wholesale prices of cotton. In addition to cotton yarn and cotton-based textiles, we use thread and trim for product identification, buttons, zippers, snaps and lace. Fluctuations in crude oil or petroleum prices may also influence the prices of items used in our business, such as chemicals, dyestuffs, polyester yarn and foam. Alternate sources of these materials and services are readily available. We did not experience difficulty in satisfying our raw material needs during fiscal 2005.

After they are sourced, cotton and synthetic materials are spun into yarn, which is then knitted into cotton, synthetic and blended fabrics. We spin a significant portion of the yarn and knit a significant portion of the fabrics we use in our owned and operated facilities. To a lesser extent, we purchase fabric from several domestic and international suppliers in conjunction with scheduled production. These fabrics are cut and sewn into finished products, either by us or by third-party contractors. Most of our cutting and sewing operations are located in Central America and the Caribbean Basin.

In making decisions about the location of manufacturing operations and third-party sources of supply, we consider a number of factors including local labor costs, quality of production, applicable quotas and duties, and freight costs. Although approximately 80% of our workforce is currently located outside the United States, approximately 70% of our labor costs in fiscal 2005 were related to our domestic workforce. Over the past ten years, we have engaged in a substantial asset relocation strategy designed to relocate or eliminate portions of our U.S. based manufacturing operations to lower-cost locations in Central America, the Caribbean Basin and Asia. In fiscal 2005, we launched two textile manufacturing projects offshore—an owned textile facility in the Dominican Republic and a strategic alliance with a third-party textile manufacturer in El Salvador. We closed two of our owned textile facilities in the United States in connection with these projects.

Finished Goods That Are Manufactured by Third Parties

In addition to our manufacturing capabilities, we also source finished goods designed by us from third-party manufacturers, also referred to as "turnkey products." We continue to evaluate actions to reduce our U.S. workforce over time, which should have the effect of reducing our total labor costs. Many of these turnkey products are sourced from international suppliers by our strategic sourcing hubs in Hong Kong and other locations in Asia.

All contracted and sourced manufacturing must meet our high quality standards. Further, all contractors and third-party manufacturers must be preaudited and adhere to our strict supplier and business practices guidelines. These requirements provide strict standards covering hours of work, age of workers, health and safety conditions and conformity with local laws. Each new supplier must be inspected and agree to comprehensive compliance terms prior to performance of any production on our behalf. We audit compliance with these standards and maintain strict compliance performance records. In addition to our audit procedures, we require certain of our suppliers to be Worldwide Responsible Apparel Production, or "WRAP," certified. WRAP is a stringent apparel certification program that independently monitors and certifies compliance with certain specified manufacturing standards which are intended to ensure that a given factory produces sewn goods under lawful, humane, and ethical conditions. WRAP uses third-party, independent certification firms, and requires factory-by-factory certification.

Trade Regulation

We are exposed to certain risks of doing business outside of the United States. We import goods from company-owned facilities in Mexico, Central America and the Caribbean Basin, and from suppliers in those areas and in Asia, Europe, Africa and the Middle East. These import transactions had been subject to constraints imposed by bilateral agreements that imposed quotas that limited the amount of certain categories of merchandise from certain countries that could be imported into the United States and the EU.

Pursuant to a 1995 Agreement on Textiles and Clothing under the WTO, effective January 1, 2005, the United States and other WTO member countries were required, with few exceptions, to remove quotas on goods from WTO member countries. The complete removal of quotas would benefit us, as well as other apparel companies, by allowing us to source products without quantitative limitation from any country. Several countries, including the United States, have imposed safeguard quotas on China pursuant to the terms of China's Accession Agreement to the WTO, and others may in the future impose similar restrictions. Our management evaluates the possible impact of these and similar actions on our ability to import products from China. We do not expect the imposition of these safeguards to have a material impact on us.

Our management monitors new developments and risks relating to duties, tariffs and quotas. In response to the changing import environment resulting from the elimination of quotas, management has chosen to continue its balanced approach to manufacturing and sourcing. We attempt to limit our sourcing exposure through geographic diversification with a mix of company-owned and contracted production, as well as shifts of production among countries and contractors. We will continue to manage our supply chain from a global perspective and adjust as needed to changes in the global production environment.

Competition

The apparel essentials market is highly competitive and rapidly evolving. Competition is generally based upon price, brand name recognition, product quality, selection, service and purchasing convenience. Our businesses face competition today from other large corporations and foreign manufacturers. These competitors include Fruit of the Loom, Inc., Warnaco Group Inc., VF Corporation and Maidenform Brands, Inc. in our innerwear business segment and Gildan Activewear, Inc., Russell Corporation and Fruit of the Loom, Inc. in our outerwear business segment. We also compete with many small manufacturers across all of our business segments. Additionally, department stores and other retailers, including many of our customers, market and sell apparel essentials products under private labels that compete directly with our brands. We also face intense competition from specialty stores who sell private label apparel not manufactured by us such as Victoria's Secret, Old Navy and The Gap.

We compete in our industry by leveraging our significant scale of operations to generate greater manufacturing efficiencies, purchasing power and product design, marketing and customer management resources than many of our competitors. These factors help us increase our profit margin and simultaneously offer our customers competitive prices. Through our supply chain management and integrated manufacturing and distribution systems, we are able to maintain a high degree of quality control over the products we sell. We compete in innovation by leveraging our insights into consumer demand in the apparel essentials industry to develop new products within our existing lines and to modify our existing core products in ways that make them more appealing, addressing changing customer needs and industry trends. In this regard, we have strong, long-term relationships with our top customers, and we have aligned significant parts of our organization with corresponding parts of their organizations to ensure our customers' satisfaction. Our continued ability to satisfy the needs of our current customers will continue to be key to our success.

Our creative and focused advertising campaigns as well as the name recognition of our brands also have been important elements of our method of competition. We believe that our significant name recognition helps us develop brand loyalty with our current consumers and generate interest in our products by new consumers.

Intellectual Property

Overview

We market our products under hundreds of trademarks, service marks, and trade names in the United States and other countries around the world, the most widely recognized being *Hanes, Playtex, Bali, barely there, Wonderbra, Just My Size, L'eggs, Champion, C9 by Champion, Duofold, Beefy-T, Outer Banks, Sol y Oro, Rinbros, Zorba* and *Ritmo*. Some of our products are sold under trademarks that have been licensed from third parties, such as Donna Karan hosiery and Polo Ralph Lauren men's underwear, and we also hold licenses from various toy and media companies, including Disney Enterprises, Inc., Marvel Enterprises, Inc., Mattel, Inc. and Dreamworks L.L.C., which give us the right to use certain of their proprietary characters, names and trademarks. Some of our own trademarks are licensed to third parties for non-core product categories, such as *Champion* for athletic-oriented accessories. In the United States, the Playtex trademark is owned by Playtex Marketing Corporation, of which we own a 50% share and which grants to us a perpetual license to the Playtex trademark on and in connection with the sale of apparel in the United States and Canada. The other 50% share of Playtex Marketing Corporation is owned by Playtex Products, Inc., an unrelated third-party, which has a perpetual license to the *Playtex* trademark on and in connection with the sale of non-apparel products in the United States. Outside the United States and Canada, we own the Playtex trademark and perpetually license such trademark to Playtex Products, Inc. for non-apparel products. In addition, as described below, as part of Sara Lee's sale in February 2006 of its European branded apparel business, Sun Capital has an exclusive, perpetual, royalty-free license to sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the EU, as well as several other European nations and South Africa. We also own a number of copyrights. Our trademarks and copyrights are important to our marketing efforts and have substantial value. We aggressively protect these trademarks and copyrights from infringement and dilution through appropriate measures, including court actions and administrative proceedings.

Although the laws vary by jurisdiction, trademarks generally remain valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic. Most of the trademarks in our portfolio, including all of our core brands, are covered by trademark registrations in the countries of the world in which we do business, with registration periods ranging between seven and 20 years depending on the country. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. We have an active program designed to ensure that our trademarks are registered,

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renewed, protected and maintained. We plan to continue to use all of our core trademarks and plan to renew the registrations for such trademarks for as long as we continue to use them. Most of our copyrights are unregistered, although we have a sizable portfolio of copyrighted lace designs that are the subject of a number of registrations at the U.S. Copyright Office.

We place high importance on product innovation and design, and a number of these innovations and designs are the subject of patents. However, we do not regard any segment of our business as being dependent upon any single patent or group of related patents. In addition, we own proprietary trade secrets, technology, and know how that we have not patented.

Shared Trademark Relationship With Sun Capital

In February 2006, Sara Lee sold its European branded apparel business to an affiliate of Sun Capital. In connection with the sale, Sun Capital received an exclusive, perpetual, royalty-free license to sell and distribute apparel products under the *Wonderbra* and *Playtex* trademarks in the member states of the EU, as well as Belarus, Bosnia-Herzegovina, Bulgaria, Croatia, Macedonia, Moldova, Morocco, Norway, Romania, Russia, Serbia-Montenegro, South Africa, Switzerland, Ukraine, Andorra, Albania, Channel Islands, Lichtenstein, Monaco, Gibraltar, Guadeloupe, Martinique, Reunion and French Guyana (the "Covered Nations"). We are not permitted to sell *Wonderbra* and *Playtex* branded products in these nations and without our agreement Sun Capital is not permitted to sell *Wonderbra* and *Playtex* branded products outside of these nations. In connection with the sale, Sara Lee also has received an exclusive, perpetual royalty-free license to sell *DIM* and *UNNO* branded products in Panama, Honduras, El Salvador, Costa Rica, Nicaragua, Belize, Guatemala, Mexico, Puerto Rico, the United States, Canada and, for *DIM* products, Japan. After the spin off, we will not be permitted to sell *DIM* or *UNNO* branded apparel products outside of these countries and Sun Capital will not be permitted to sell *DIM* or *UNNO* branded apparel products inside these countries. We are also not permitted to distribute or sell certain apparel products, not including *Hanes* products, in the Covered Nations until February 2007. In addition, the rights to certain European-originated brands previously part of Sara Lee's branded apparel portfolio have been transferred to Sun Capital, and will not be included in our brand portfolio after the spin off.

Licensing Relationship With Tupperware Corporation

In December 2005, Sara Lee sold its direct selling business, which markets cosmetics, skin care products, toiletries and clothing in 18 countries, to Tupperware Corporation. In connection with the sale, Dart Industries Inc., or "Dart," an affiliate of Tupperware, received a three-year exclusive license agreement to use the *C Logo, Champion U.S.A., Wonderbra, W by Wonderbra, The One and Only Wonderbra, Playtex, Just My Size* and *Hanes* trademarks for the manufacture and sale, under the applicable brands, of certain men's and women's apparel in the Philippines, including underwear, socks, sportswear products, bras, panties and girdles, and for the exhaustion of similar product inventory in Malaysia. Dart also received a ten-year, royalty-free, exclusive license to use the *Girl's Attitudes* and *Girls' Attitudes* trademarks for the manufacture and sale of certain toiletries, cosmetics, intimate apparel, underwear, sports wear, watches, bags and towels in the Philippines. The rights and obligations under these agreements will be assigned to us as a part of the spin off. These license agreements are not yet effective pending the closing of the sale of the direct selling business in the Philippines.

In connection with the sale of Sara Lee's direct selling business, Tupperware Corporation also signed two five-year distributorship agreements providing Tupperware with the exclusive right for three years to distribute and sell, through door-to-door and similar channels, *Playtex, Champion, Rinbros, Aire, Wonderbra, Hanes* and *Teens by Hanes* apparel items in Mexico that we have discontinued and/or determined to be obsolete. The agreements also provide Tupperware with the exclusive right for five years to distribute and sell through such channels such apparel items sold by us in the ordinary course of business. The agreements also grant a limited right to use such trademarks solely in connection with the distribution and sale of those products in Mexico. Under the terms of the agreements, we reserve the right to apply for, prosecute and maintain trademark registrations in Mexico for those products covered by the distributorship agreement. The rights and obligations under these agreements will be assigned to us as part of the spin off.

Employees

As of April 1, 2006, we had approximately 50,000 employees, approximately 14,500 of whom were located in the United States. As of April 1, 2006, in the United States, fewer than 110 employees were covered by collective bargaining agreements. A portion of our international employees were also covered by collective bargaining agreements. We believe our relationships with our employees are good.

Properties

We own and lease facilities supporting our administrative, manufacturing, distribution, and direct outlet activities. We own our approximately 470,000 square-foot headquarters located in Winston-Salem, North Carolina. Our headquarters house our various sales, marketing and corporate business functions. Research and development as well as certain product-design functions also are located in Winston-Salem, while other design functions are located in New York City and other research facilities are located in London.

As of April 1, 2006, we have 165 manufacturing and distribution facilities in 24 countries. We own approximately 70 of our manufacturing and distribution facilities and lease approximately 95 of the remaining manufacturing and distribution facilities. The leases for these facilities expire between 2006 and 2014, with the exception of some seasonal warehouses which we lease on a month-by-month basis. For more information about our capital lease obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Future Contractual Obligations and Commitments."

We also operate 229 direct outlet stores in 41 states, most of which are leased under five-year, renewable lease agreements. We believe that our facilities, as well as equipment, are in good condition and meet our current business needs.

A summary of current facility space by country is provided as follows:

Facilities by Country	Owned Sq. Ft	Leased Sq. Ft.	Total
United States	14,085,029	5,232,544	19,318,573
Non-U.S. facilities:			
Mexico	1,292,647	352,249	1,644,896
Dominican Republic	848,000	464,456	1,312,456
Puerto Rico	—	751,053	751,053
Honduras	382,001	384,784	766,785
Canada	316,780	292,938	609,718
Germany	—	17,224	17,224
Costa Rica	475,422	118,774	594,196
El Salvador	187,056	47,340	234,396
Argentina	102,434	1,896	104,330
Brazil	—	175,947	175,947
13 other countries	—	203,531	203,531
Total non-U.S. facilities	3,604,340	2,810,192	6,414,532
Total	17,690,369	8,042,736	25,733,105

A summary of our current facility space by segment is as follows:

Facilities by Segment*	# Facilities	Leased SF	Owned SF	Totals
Innerwear	75	4,448,977	6,828,874	11,277,851
Outerwear	31	765,091	6,200,402	6,965,493
Hosiery	5	134,000	1,605,662	1,739,662
International	54	1,370,213	772,196	2,142,409
Totals	165	6,718,281	15,407,134	22,125,415

* Excludes Sara Lee Direct Outlet stores, property held for sale and office buildings housing corporate functions.

Environmental Matters

We are subject to various U.S. federal, state, local and foreign laws and regulations that govern our activities, operations and products that may have adverse environmental, health and safety effects, including laws and regulations relating to generating emissions, water discharges, waste, product and packaging content and workplace safety. Noncompliance with these laws and regulations may result in substantial monetary penalties and criminal sanctions. We are aware of hazardous substances or petroleum releases at a few of our facilities and are working with the relevant environmental authorities to investigate and address such releases. We also have been identified as a "potentially responsible party" at a few waste disposal sites undergoing investigation and cleanup under the federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as Superfund) or state Superfund equivalent programs. Where we have determined that a liability has been incurred and the amount of the loss can reasonably be estimated, we have accrued amounts in our balance sheet for losses related to these sites. Compliance with environmental laws and regulations and our remedial environmental obligations historically have not had a material impact on our operations, and we are not aware of any proposed regulations or remedial obligations that could trigger significant costs or capital expenditures in order to comply.

Government Regulation

We are subject to U.S. federal, state and local laws and regulations that could affect our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission and various environmental laws and regulations. Our international businesses are subject to similar laws and regulations in the countries in which they operate. Our operations are also subject to various international trade agreements and regulations. See "Trade Regulation" above. While we believe that we are in compliance in all material respects with all applicable governmental regulations, current governmental regulations may change or become more stringent or unforeseen events may occur, any of which could have a material adverse effect on our financial position or results of operations.

Legal Proceedings

Although we are subject to various claims and legal actions that occur from time to time in the ordinary course of our business, we are not party to any pending legal proceedings that we believe could have a material adverse effect on our business, results of operations or financial condition.

MANAGEMENT

The following table sets forth information as of July 1, 2006 regarding individuals who serve as our directors and executive officers, including their positions after the spin off. The table also includes nominees to the board of directors. To the extent additional directors or director nominees are named before the distribution date, we will disclose the names of these additional directors or director nominees in an amendment to the registration statement that incorporates this information statement by reference or in a filing on Form 8-K. The executive officers who are identified in the following table presently are employees of Sara Lee. After the spin off, none of the executive officers will continue to be employees of Sara Lee.

Name	Age	Position with Hanesbrands
Lee A. Chaden	64	Executive Chairman and Director
Richard A. Noll	48	Chief Executive Officer and Director
E. Lee Wyatt Jr.	53	Executive Vice President, Chief Financial Officer
Gerald W. Evans Jr.	46	Executive Vice President, Chief Supply Chain Officer
Michael Flatow	56	Executive Vice President, General Manager, Wholesale Americas
Kevin D. Hall	47	Executive Vice President, Chief Marketing Officer
Joan P. McReynolds	55	Executive Vice President, Chief Customer Officer
Kevin W. Oliver	48	Executive Vice President, Human Resources
Harry A. Cockrell	56	Director nominee
Charles W. Coker	73	Director nominee
Bobby J. Griffin	57	Director nominee
James C. Johnson	54	Director nominee
J. Patrick Mulcahy	62	Director nominee
Alice M. Peterson	53	Director nominee
Andrew J. Schindler	61	Director nominee

Lee A. Chaden has served as our Executive Chairman since April 2006 and a director since our formation in September 2005. He also serves as an Executive Vice President of Sara Lee, a position he assumed in May 2003 and will hold until completion of the spin off. From May 2004 until April 2006, Mr. Chaden served as Chief Executive Officer of Sara Lee Branded Apparel. He has also served at the Sara Lee corporate level as Executive Vice President—Global Marketing and Sales from May 2003 to May 2004 and Senior Vice President—Human Resources from 2001 to May 2003. Mr. Chaden joined Sara Lee in 1991 as President of the U.S. and Westfar divisions of Playtex Apparel, Inc., which Sara Lee acquired that year. Since joining Sara Lee, Mr. Chaden has also served as President and Chief Executive Officer of Sara Lee Intimates, Vice President of Sara Lee Corporation, Senior Vice President of Sara Lee Corporation and Chief Executive Officer of Sara Lee Branded Apparel—Europe. Mr. Chaden currently serves on the Board of Directors of Stora Enso Corporation.

Richard A. Noll has served as our Chief Executive Officer since April 2006 and a director since our formation in September 2005. He also serves as a Senior Vice President of Sara Lee, a position he assumed in December 2002 and will hold until completion of the spin off. From July 2005 to April 2006, Mr. Noll served as President and Chief Operating Officer of Sara Lee Branded Apparel. Mr. Noll served as Chief Executive Officer of the Sara Lee Bakery Group from July 2003 to July 2005 and as the Chief Operating Officer of the Sara Lee Bakery Group from July 2002 to July 2003. From July 2001 to July 2002, Mr. Noll was Chief Executive Officer of Sara Lee Legwear, Sara Lee Direct and Sara Lee Mexico. Mr. Noll joined Sara Lee in 1992 and has held a number of management positions with increasing responsibilities.

E. Lee Wyatt Jr. joined Sara Lee in September 2005 as a Vice President and as Chief Financial Officer of Sara Lee Branded Apparel, and will become our Executive Vice President and Chief Financial Officer upon completion of the spin off. Prior to joining Sara Lee, Mr. Wyatt was Executive Vice President, Chief Financial Officer and Treasurer of Sonic Automotive, Inc. from April 2003 to September 2005, and Vice President of Administration and Chief Financial Officer of Sealy Corporation from September 1998 to February 2003.

Gerald W. Evans Jr. has served as a Vice President of Sara Lee and as Chief Supply Chain Officer of Sara Lee Branded Apparel since July 2005, and will become our Executive Vice President and Chief Supply Chain Officer upon completion of the spin off. Prior to July 2005, Mr. Evans served as President and Chief Executive Officer of Sara Lee Sportswear and Underwear from March 2003 until June 2005 and as President and Chief Executive Officer of Sara Lee Sportswear from March 1999 to February 2003.

Michael Flatow has served as a Vice President of Sara Lee and as President—Innerwear Americas for Sara Lee Branded Apparel since August 2005, and will become our Executive Vice President and General Manager, Wholesale Americas upon completion of the spin off. From April 2003 to August 2005, Mr. Flatow served as President of the Intimates and Hosiery Group of Sara Lee Branded Apparel. Mr. Flatow served as Chief Customer Officer of Sara Lee Branded Apparel from July 2001 to April 2003, as President of Sara Lee Hosiery from May 1999 to July 2001 and as President of Champion Products from 1997 to May 1999.

Kevin D. Hall has served as our Executive Vice President, Chief Marketing Officer since June 2006. From June 2005 until June 2006, Mr. Hall served on the advisory board of, and was a consultant to, Affinova, Inc., a marketing research and strategy firm. From August 2001 until June 2005, Mr. Hall served as Senior Vice President of Marketing for Fidelity Investments Tax-Exempt Retirement Services Company, a provider of 401(k), 403(b) and other defined contribution retirement plans and services. From June 1985 to August 2001, Mr. Hall served in various marketing positions with The Procter & Gamble Company, most recently as general manager of the Vidal Sassoon business.

Joan P. McReynolds has served as Chief Customer Officer of Sara Lee Branded Apparel since August 2004, and will become our Executive Vice President, Chief Customer Officer upon completion of the spin off. From May 2003 to July 2004, Ms. McReynolds served as Chief Customer Officer for the food, drug and mass channels of customer management for Sara Lee Hosiery. Prior to that, Ms. McReynolds served as Vice President of sales for Sara Lee Hosiery from January 1997 to April 2003.

Kevin W. Oliver has served as a Vice President of Sara Lee and as Senior Vice President, Human Resources of Sara Lee Branded Apparel since January 2006. He will become our Executive Vice President, Human Resources upon completion of the spin off. From February 2005 to December 2005, Mr. Oliver served as Senior Vice President, Human Resources for Sara Lee Food and Beverage and from August 2001 to January 2005 as Vice President, Human Resources for the Sara Lee Bakery Group.

Harry A. Cockrell will become a director upon the completion of the spin off. Mr. Cockrell has been serving as shareholder and director of Pathfinder Investment Holdings Corporation, a privately owned investment company which invests in and manages hotels and resorts in the Philippines, since 1999, and of PTG Investment Holdings Corporation and Pacific Tiger Group Limited since 1999 and 2005, respectively, each of which is a privately owned investment company which invests in diversified interests in the Asia Pacific Region. From 1994 to 2003 Mr. Cockrell served as a member of the Investment Committee of The Asian Infrastructure Fund, an equity fund focused on investments in Asian utility markets and from 1992 to 1998, Mr. Cockrell served as a director of Jardine Fleming Asian Realty Inc., an investment company focused mainly on Asian property projects.

Charles W. Coker will become a director upon the completion of the spin off. Mr. Coker served as Chairman of the Board of Sonoco Products Company from 1990 to May 2005. Mr. Coker also served as Chief Executive Officer of Sonoco Products from 1990 to 1998, as President from 1970 to 1990, and was reappointed President from 1994 to 1996, while maintaining the title and responsibility of Chairman and Chief Executive Officer. Mr. Coker currently serves on the board of directors of Sara Lee.

Bobby J. Griffin will become a director upon the completion of the spin off. Since 1986, Mr. Griffin has served in various management positions with Ryder System, Inc., including as President, International Operations from March 2005 to present, Executive Vice President, International Operations from 2003 to March 2005 and Executive Vice President, Global Supply Chain Operations from 2001 to 2003.

James C. Johnson will become a director upon the completion of the spin off. Since July 2004, Mr. Johnson has served as Vice President, Corporate Secretary and Assistant General Counsel of The Boeing Company. Prior to July 2004, Mr. Johnson served in various positions with The Boeing Company beginning in 1998, including as Senior Vice President, Corporate Secretary and Assistant General Counsel from September 2002 until a management reorganization in July 2004 and as Vice President, Corporate Secretary and Assistant General Counsel from July 2001 until September 2002. Mr. Johnson currently serves on the board of directors of Ameren Corporation.

J. Patrick Mulcahy will become a director upon the completion of the spin off. From January 2005 to the present, Mr. Mulcahy has served as Vice Chairman of Energizer Holdings, Inc. From 2000 to January 2005, Mr. Mulcahy served as Chief Executive Officer of Energizer Holdings, Inc. From 1967 to 2000, Mr. Mulcahy served in a number of management positions with Ralston Purina Company, including as Co-Chief Executive Officer from 1997 to 1999. In addition to serving on the board of directors of Energizer Holdings, Inc., Mr. Mulcahy also currently serves on the board of directors of Solutia Inc.

Alice M. Peterson will become a director upon the completion of the spin off. Ms. Peterson is President of Syrus Global, a provider of ethics and compliance solutions. Ms. Peterson has served as a director for RIM Finance, LLC, a wholly owned subsidiary of Research In Motion, Ltd., the maker of the BlackBerry™ handheld device, since 2000. Ms. Peterson served as a director of TBC Corporation, a marketer of private branded replacement tires, from July 2005 to November 2005, when it was acquired by Sumitomo Corporation of America. From 1998 to August 2004, she served as a director of Fleming Companies. From December 2000 to December 2001, Ms. Peterson served as president and general manager of RIM Finance, LLC. She previously served in executive positions at Sears, Roebuck and Co., Kraft Foods Inc. and Pepisco, Inc. Ms. Peterson is a director of the general partner of Williams Partners L.P.

Andrew J. Schindler will become a director upon the completion of the spin off. From 1974 to 2005, Mr. Schindler served in various management positions with R.J. Reynolds Tobacco Holdings, Inc., including Chairman of Reynolds America Inc. from December 2004 to December 2005 and Chairman and Chief Executive Officer from 1999 to 2004. Mr. Schindler currently serves on the board of directors of Arvin Meritor, Inc. and Pike Electric Corporation.

The Board of Directors

At the time of the spin off, we expect that our board of directors will consist of eight to ten directors. All directors other than Lee Chaden and Richard Noll are expected to meet the New York Stock Exchange listing standards for independence. Commencing with the first annual meeting of stockholders to be held after the spin off, our directors will be elected at the annual meeting of stockholders and will serve until our next annual meeting of stockholders. Our board of directors plans to establish three committees of independent directors immediately following the spin off: an Audit Committee, a Compensation and Benefits Committee and a Governance and Nominating Committee. Each of our committees will be governed by a written charter, which will be approved by our board of directors.

Audit Committee

The Audit Committee will provide oversight on matters relating to corporate accounting and financial matters and our financial reporting and disclosure practices. In addition, the Audit Committee will review our audited financial statements with management and the independent registered public accounting firm, recommend whether our audited financial statements should be included in our Annual Report on Form 10-K and prepare a report to stockholders to be included in our annual Proxy Statement. At least one member of the Audit Committee will be an "audit committee financial expert" as defined by the SEC.

Compensation and Benefits Committee

The Compensation and Benefits Committee will establish and oversee overall compensation programs and salaries for key executives, evaluate the performance of key executives including the Chief Executive Officer, and also review and approve their salaries and approve and oversee the administration of our incentive plans. The Compensation and Benefits Committee also will review and approve employee benefit plans applicable to our key executives, and prepare a report to stockholders to be included in our annual proxy statement.

Governance and Nominating Committee

The Governance and Nominating Committee will assist the board of directors in identifying individuals qualified to become board members and recommend to the board the nominees for election as directors at the next annual meeting of stockholders. The Governance and Nominating Committee also will assist the board in determining the compensation of the board and its committees, in monitoring a process to assess board effectiveness, in developing and implementing our Corporate Governance Guidelines and in overseeing the evaluation of the board of directors and management.

The Governance and Nominating Committee will identify nominees for director positions from various sources. In assessing potential director nominees, the committee will consider individuals who have demonstrated exceptional ability and judgment and who will be most effective, in conjunction with the other nominees and board members, in collectively serving the long-term interests of the stockholders. The Governance and Nominating Committee also will consider any potential conflicts of interest. All director nominees must possess a reputation for the highest personal and professional ethics, integrity and values. In addition, nominees must also be willing to devote sufficient time and effort in carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Director Compensation

Cash and Equity-Based Compensation

We intend to compensate each non-employee director for service on our board of directors as follows:

- an annual cash retainer of $70,000, which will be paid in quarterly installments;
- an additional annual cash retainer of $10,000 for the chair of the Audit Committee, $5,000 for the chair of the Compensation and Benefits Committee and $5,000 for the chair of the Governance and Nominating Committee;
- an additional annual cash retainer of $5,000 for each member of the Audit Committee other than the chair;
- an annual grant of $70,000 in restricted stock units, with a one-year vesting schedule; these units will be converted at vesting into deferred stock units payable in stock six months after termination of service on our board of directors; and
- reimbursement of customary expenses for attending board, committee and shareholder meetings.

Directors who are also our employees will receive no additional compensation for serving as a director.

Deferred Compensation Plan for Outside Directors

We expect to adopt a deferred compensation plan for our non-employee directors. Under the plan, all non-employee directors will be permitted to defer the receipt of all or a portion (not less than 25 percent) of their annual retainer into a nonqualified, unfunded deferred compensation plan. At the election of the director, amounts deferred under the plan will earn a return equivalent to the return on an investment in an interest-bearing account earning interest based on the Federal Reserve's published rate for 5 year constant maturity Treasury notes at the beginning of the calendar year, or be invested in a stock equivalent account and earn a return based on our stock price. Amounts deferred, plus any dividend equivalents or interest, will be paid in cash or in shares of our common stock as applicable. Any awards of restricted stock or RSUs to non-employee directors that are automatically deferred pursuant to the terms of the award are deferred under this plan. Any payment of shares of our common stock under this plan will come from the Hanesbrands Inc. Omnibus Incentive Plan of 2006.

Director Share Retention Guidelines

We believe that our directors should have a significant equity interest in Hanesbrands. In order to promote such equity ownership and further align the interests of our directors with our stockholders, we plan to adopt share retention and ownership guidelines for directors.

Stock Ownership of Directors and Executive Officers

Sara Lee currently owns all of our outstanding shares of common stock. Upon completion of the distribution, Sara Lee will not beneficially own any shares of our common stock. None of our directors or executive officers currently owns any shares of our common stock, but those who own shares of Sara Lee will be treated the same as other holders of Sara Lee common stock in any distribution by Sara Lee and, accordingly, will receive shares of our common stock in the distribution.

The following table sets forth the amount of Sara Lee common stock beneficially owned by our directors, director nominees and executive officers, individually and as a group, as of July 3, 2006. In general, "beneficial ownership" includes those shares a director, director nominee or executive officer has the power to vote, acquire or dispose within 60 days. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all of the shares shown as beneficially owned by them. No individual named in the table owns more than 1% of the outstanding shares of Sara Lee's common stock:

Name	Shares of Sara Lee Common Stock(1)	Securities Underlying Currently Exercisable Options or Options Exercisable within 60 days	Restricted Stock Units and Stock Equivalents(2)
Lee A. Chaden	1,035	545,484	115,430
Richard A. Noll	11,164	357,963	60,885
E. Lee Wyatt Jr.	116	—	16,954
Gerald W. Evans Jr.	236	306,077	64,908
Michael Flatow	4,856	200,063	24,302
Kevin D. Hall	—	—	—
Joan P. McReynolds	3,480	63,002	15,959
Kevin W. Oliver	12,566	32,079	44,382
Harry A. Cockrell	—	—	—
Charles W. Coker	65,306(3)	105,024	22,128
Bobby J. Griffin	—	—	—
James C. Johnson	—	—	—
J. Patrick Mulcahy	—	—	—
Alice M. Peterson	—	—	—
Andrew J. Schindler	—	—	—
All directors and executive officers as a group (15 persons)	98,759	1,609,692	364,948

(1) Numbers shown include shares held in employee benefit plan accounts.
(2) Includes restricted stock units granted under Sara Lee's 1998 Long-Term Incentive Stock Plan and stock equivalent balances held under Sara Lee's Executive Deferred Compensation Plan. The value of the restricted stock units and stock equivalents mirrors the value of Sara Lee common stock. The amounts ultimately realized by our directors and executive officers will reflect changes in the market value of Sara Lee common stock from the date of grant or deferral until the date of payout. The restricted stock units and stock equivalents do not have voting rights, but restricted stock units are credited with cash dividend equivalents and stock equivalent units are credited with cash or stock dividend equivalents. Restricted stock units vest and are converted into shares of common stock as the vesting period lapses or, for performance-based units, as specific performance goals are achieved. Restricted stock units generally vest pro rata over a one to three year period.
(3) Includes 51,220 shares of Sara Lee common stock owned by Mr. Coker's spouse, with respect to which he disclaims beneficial ownership.

The following table sets forth the shares of our common stock that will be beneficially owned by our directors, director nominees and executive officers, individually and as a group, immediately upon completion of the distribution, assuming there are no changes in each person's holdings of Sara Lee common stock since July 3, 2006 and based on a distribution ratio of one share of our common stock for every eight shares of Sara Lee common stock, with no fractional shares. No individual in the table will own more than 1% of the outstanding shares of our common stock upon completion of the distribution.

Name	Shares of Hanesbrands Common Stock(1)
Lee A. Chaden	129
Richard A. Noll	1,395
E. Lee Wyatt Jr.	14
Gerald W. Evans Jr.	29
Michael Flatow	607
Kevin D. Hall	—
Joan P. McReynolds	435
Kevin W. Oliver	1,570
Harry A. Cockrell	—
Charles W. Coker	8,163(2)
Bobby J. Griffin	—
James C. Johnson	—
J. Patrick Mulcahy	—
Alice M. Peterson	—
Andrew J. Schindler	—
All directors, director nominees and executive officers as a group (15 persons)	12,342

(1) Numbers shown do not include Sara Lee stock options or restricted stock units, because the options will continue to be options to purchase Sara Lee common stock and the restricted stock units will continue to be payable in Sara Lee common stock following the distribution. See "—Treatment of Sara Lee Stock Options Held by Our Employees" and "—Treatment of Sara Lee Restricted Stock Units Held by Our Employees."

(2) Includes 6,402 shares of our common stock which will be owned by Mr. Coker's spouse, with respect to which Mr. Coker disclaims beneficial ownership.

Executive Officer Share Retention Guidelines

We believe that our executives should have a significant equity interest in Hanesbrands. In order to promote such equity ownership and further align the interests of our executives with our stockholders, we will implement share retention and ownership guidelines for our key executives. The stock ownership requirements will vary based upon the executive's level and will range from a minimum of one times the executive's salary to a maximum of four times the executive's salary, in the case of the Chief Executive Officer. Until the stock ownership guidelines are met, an executive will be required to retain 50% of any shares received (on a net after tax basis) under our equity-based compensation plans. Our key executives will have a substantial portion of their incentive compensation paid in the form of our common stock. In addition to shares directly held by a key executive, shares held for such executive in the Hanesbrands Inc. Employee Stock Purchase Plan of 2006, the Hanesbrands Inc. Retirement Savings Plan and the Hanesbrands Inc. Executive Deferred Compensation Plan (including equivalent shares held in that plan) will be counted for purposes of determining whether the ownership requirements are met.

Historical Compensation of Our Executive Officers

The following table contains compensation information for our Chief Executive Officer and four of our other executive officers who, based on employment with Sara Lee and its subsidiaries prior to the spin off, were our most highly compensated officers for the fiscal year ended July 1, 2006. All of the information included in this table reflects compensation earned by the individuals for service with Sara Lee and its subsidiaries. All references in the following tables to stock and stock options relate to awards of stock and stock options granted by Sara Lee. Such amounts do not necessarily reflect the compensation such persons will receive following the spin off, which could be higher or lower, because historical compensation was determined by Sara Lee and future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation and Benefits Committee.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards		
Name & Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Award(s) ($)(3)	Securities Underlying Options (#)	All Other Compensation ($)(4)
Lee A. Chaden	2006	659,200	(1)	112,067	737,204	128,936	75,561
Executive Chairman	2005	646,400	1,062,682	104,283	1,532,712	71,488	108,658
	2004	535,901	874,590	348	854,330	129,949	80,421
Richard A. Noll	2006	575,000	(1)	—	248,715	—	48,339
Chief Executive Officer	2005	468,333	666,154	9,121	802,003	55,263	77,773
	2004	439,583	669,136	—	729,565	33,538	50,539
E. Lee Wyatt Jr.	2006	458,333	(1)	—	172,295	—	3,304
Executive Vice President, Chief Financial Officer							
Gerald W. Evans Jr.	2006	360,500	(1)	—	158,530	—	22,482
Executive Vice President, Chief Supply Chain Officer	2005	353,500	202,237	169	380,902	58,461	28,390
Michael Flatow	2006	329,703	(1)	—	158,530	—	20,563
Executive Vice President, General Manager, Wholesale Americas	2005	323,301	184,993	169	380,902	19,008	29,844

(1) Bonuses for fiscal 2006 have not been determined and are expected to be determined and paid in late August 2006. For fiscal 2004, 75% of Mr. Noll's and Mr. Chaden's bonus was paid in cash and 25% was paid in restricted stock units, or "RSUs." The fair market value of these RSUs is reported in the "Restricted Stock Awards" column for 2004. All other amounts reported in the "Bonus" column consist of cash payments for annual performance.

(2) Amounts reported in the "Other Annual Compensation" column include the cost to Sara Lee of providing perquisites and other personal benefits and tax gross-ups. The amounts shown for perquisites for Mr. Chaden include amounts for financial advisory services ($24,650 in fiscal 2006 and $18,483 in fiscal 2005), club initiation fee ($35,730 in fiscal 2005), and personal use of corporate automobile ($19,426 in fiscal 2006).

(3) Amounts represent the market value of RSUs based on the closing price per share of Sara Lee common stock on the date of grant. Upon vesting, each RSU will be converted into one share of Sara Lee common stock. This column includes (i) 37,922 RSUs granted to Mr. Chaden on August 25, 2005, which vest over three years in equal annual increments; (ii) 12,794 RSUs granted to Mr. Noll on August 25, 2005, which vest on August 31, 2006; (iii) 9,150 RSUs granted to Mr. Wyatt, 8,419 RSUs granted to Mr. Evans and

8,419 RSUs granted to Mr. Flatow on September 1, 2005, which RSUs vest on August 31, 2006; (iv) 13,123 RSUs granted to Mr. Chaden and 10,040 RSUs granted to Mr. Noll on August 26, 2004 in lieu of 25% of their fiscal 2004 annual incentive bonus, which RSUs vested on July 2, 2005; (v) 34,505 RSUs granted to Mr. Chaden, 18,055 RSUs granted to Mr. Noll, 17,150 RSUs granted to Mr. Evans and 17,150 RSUs granted to Mr. Flatow on August 26, 2004, all of which vest over three years in equal annual increments; (vi) 34,500 RSUs granted to Mr. Chaden and 18,055 RSUs granted to Mr. Noll on August 26, 2004, which RSUs vest on August 31, 2007 to the extent predetermined Sara Lee performance targets have been achieved; (vii) 15,000 RSUs granted to Mr. Chaden, 13,500 RSUs granted to Mr. Noll and 13,350 RSUs granted to each of Messrs. Evans and Flatow on August 28, 2003, all of which vest over three years in equal annual increments; and (viii) 15,000 RSUs granted to Mr. Chaden and 13,500 RSUs granted to Mr. Noll on August 31, 2003, which vest on August 31, 2006 to the extent predetermined Sara Lee performance targets have been achieved. Vesting of all RSUs will accelerate upon completion of the spin off except the performance-based RSUs granted to Messrs. Chaden and Noll, which will continue to vest over the applicable performance period subject to attainment of Sara Lee performance measures. Dividend equivalents granted on the RSUs during the vesting period are escrowed, and the dividend equivalents are distributed at the end of the vesting period in the same proportion as the RSUs vest. For RSUs granted prior to fiscal 2005, interest accrues on the escrowed dividend equivalents and will be paid at the end of the vesting period with the accrued dividend equivalents. To the extent an executive officer terminates employment with Sara Lee or the applicable performance goals, if any, are not attained, the RSUs, and the escrowed dividend equivalents and interest, if any, are forfeited. The market value and the aggregate number of all RSUs held by each executive officer named above as of June 30, 2006, the last business day of fiscal 2006 (based on the $16.02 closing price per share of Sara Lee common stock on that day), were as follows: Mr. Chaden, $1,849,189 (115,430); Mr. Noll, $975,378 (60,885); Mr. Wyatt $146,583 (9,150); Mr. Evans, $389,318 (24,302); and Mr. Flatow $389,318 (24,302).

(4) The amounts reported in the "All Other Compensation" column for fiscal 2006 consist of matching contributions under the Sara Lee Corporation 401(k) Plan and amounts allocated under the Sara Lee Corporation Supplemental Executive Retirement Plan to the following officers: Mr. Chaden, $75,561; Mr. Noll, $48,339; Mr. Wyatt, $3,304; Mr. Evans, $22,482; and Mr. Flatow, $20,563.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options with respect to shares of Sara Lee common stock granted during fiscal 2006 to each of our executive officers named in the Summary Compensation Table.

Name	Number of Securities Underlying Options Granted #	Percentage of Total Options Granted to Employees in Fiscal 2005	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
					5%	10%
Lee A. Chaden	128,936	6.44	$19.54	August 25, 2015	$1,584,443	$4,015,290
Richard A. Noll	—	—	—	—	—	—
E. Lee Wyatt Jr.	—	—	—	—	—	—
Gerald W. Evans Jr.	—	—	—	—	—	—
Michael Flatow	—	—	—	—	—	—

(1) The potential realizable value assumes that the fair market value of Sara Lee common stock on the date the option was granted appreciates at the indicated annual growth rate, compounded annually, for the option term. These growth rates are not intended by Sara Lee to forecast future appreciation, if any, of the price of common stock, and we and Sara Lee expressly disclaim any representation to that effect. Actual gains, if any, on exercised stock options will depend on the future performance of Sara Lee's common stock.

Aggregated Sara Lee Option Exercises and Year-End Option Values

The following table discloses information regarding the aggregate number of Sara Lee options that our executive officers named in the Summary Compensation Table exercised during fiscal 2006 and the value of remaining Sara Lee options held by those executives on June 30, 2006. The fiscal year-end value of unexercised in-the-money options listed below has been calculated based on the market value of Sara Lee common stock on June 30, 2006 of $16.02 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at July 1, 2005 (#)		Value of Unexercised In-the-Money Options at July 1, 2005 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lee A. Chaden	—	—	545,484	128,936	—	—
Richard A. Noll	—	—	357,963	—	—	—
E. Lee Wyatt Jr.	—	—	—	—	—	—
Gerald W. Evans Jr.	—	—	306,077	—	—	—
Michael Flatow	—	—	200,063	—	—	—

Employee Benefits

We expect to have our own employee benefit plans after completion of the spin off. Seven of these plans, the Hanesbrands Inc. Pension and Retirement Plan, the Playtex Apparel Inc. Pension Plan, the Hanesbrands Inc. Supplemental Employee Retirement Plan, the Hanesbrands Inc. Executive Deferred Compensation Plan, the Hanesbrands Inc. Retirement Savings Plan, the Hanesbrands Inc. Executive Long-Term Disability Plan and the Hanesbrands Inc. Executive Life Insurance Plan are already in existence. Several other plans, including the Hanesbrands Inc. Omnibus Incentive Plan of 2006, the Hanesbrands Inc. Performance-Based Annual Incentive Plan, and the Hanesbrands Inc. Employee Stock Purchase Plan of 2006, will be in effect at the time of the spin off. In this section we discuss the material features of the plans in which our executive officers are eligible to participate. We will also maintain other plans, including the Hanesbrands Inc. Non-Employee Director Deferred Compensation Plan.

Pension Benefits

As a result of the spin off, we will assume certain pension obligations relating to our employees that previously were obligations of Sara Lee. One such obligation relates to qualified and nonqualified pension benefits owed to our executive officers under the Hanesbrands Inc. Pension and Retirement Plan and the Hanesbrands Inc. Supplemental Employee Retirement Plan, or the "Hanesbrands SERP." The Hanesbrands Inc. Pension and Retirement Plan is a frozen defined benefit pension plan, intended to be qualified under Section 401(a) of the Code, that provides the benefits that had accrued for our employees, including our executive officers, under the Sara Lee Corporation Consolidated Pension and Retirement Plan as of December 31, 2005. The Hanesbrands SERP is an unfunded deferred compensation plan that, in part, will provide the nonqualified supplemental retirement benefits that had accrued for certain of our employees, including our executive officers, under the Sara Lee Corporation Supplemental Executive Retirement Plan. The following table shows the approximate annual pension benefits payable under the Hanesbrands Inc. Pension and Retirement Plan and the Hanesbrands SERP for our executive officers. The compensation covered by the pension program is based on an employee's average annual salary and cash bonus for the highest five consecutive years in the ten years ending December 31, 2005. The amounts payable under the pension program are computed on the basis of a straight-life annuity and are not subject to deduction for Social Security benefits or other amounts.

Final Average Compensation	Estimated Annual Normal Retirement Pension Based Upon the Indicated Credited Service				
	15 Years	20 Years	25 Years	30 Years	35 Years
$ 250,000	$ 65,625	$ 87,800	$109,375	$ 131,250	$ 153,125
500,000	131,250	175,000	218,750	262,500	306,250
750,000	196,875	262,500	328,125	393,750	459,375
1,000,000	262,500	350,000	437,500	525,000	612,500
1,250,000	328,125	437,500	546,875	656,250	765,625
1,500,000	393,750	525,000	656,250	787,500	918,750
1,750,000	459,375	612,500	765,625	918,750	1,071,875
2,000,000	525,000	700,000	875,000	1,050,000	1,225,000

On December 31, 2005, Messrs. Chaden, Noll, Evans, Flatow and Oliver had 14, 14, 14, 19 and 3 years of credited service, respectively, under the Sara Lee Corporation Consolidated Pension and Retirement Plan and the Sara Lee Corporation Supplemental Executive Retirement Plan. In addition to the benefits described in the table above, Mr. Evans will receive an Estimated Annual Normal Retirement Pension of $4,402 for 8.167 years of service earned under an alternate formula and Mr. Flatow will receive an Estimated Annual Normal Retirement Pension of $1,515 for 0.667 years of service earned under an alternate formula. In addition, Mr. Flatow is covered under the minimum benefit formula applicable to certain participants which produces an annual pension $18,531 in excess of that shown in the table as of December 31, 2005. Mr. Oliver will receive an Estimated Lump Sum Pension at Normal Retirement of $41,337 for 1.25 years of service earned under an alternate formula.

The nonqualified benefits accrued by Mr. Chaden have historically been funded with periodic payments made by Sara Lee to trusts established by him. This program had been available to officers of Sara Lee if the present value of an officer's accrued benefit exceeded either $100,000 and such officer was age 55 or older, or if the present value of an officer's accrued benefit exceeded $300,000 if such officer had not yet attained age 55. Sara Lee discontinued this program beginning in 2004 and allowed those already participating in the program to continue their participation under its original terms and conditions. A final payment to Mr. Chaden's trust in the amount of $1.85 million will be made in connection with the spin off. All nonqualified benefits other than those payable to Mr. Chaden will be paid out of our general assets.

Benefits under the pension program were frozen as of December 31, 2005. As a frozen program, no additional employees will become eligible to participate in the program, and participants in the plan will not accrue any additional benefits after December 31, 2005.

Our New Retirement Plans

Hanesbrands Inc. Retirement Savings Plan

In addition to the Hanesbrands Inc. Pension and Retirement Plan which provides frozen pension benefits, we are providing a defined contribution retirement plan, the Hanesbrands Inc. Retirement Savings Plan which is intended to qualify under section 401(a) of the Code. All of our employees who were participants in the Sara Lee Corporation 401(k) Plan, or the "Sara Lee 401(k) Plan," including our executive officers, will generally be eligible to participate in the Hanesbrands Inc. Retirement Savings Plan. Under the Hanesbrands Inc. Retirement Savings Plan, employees will be eligible to contribute a portion of their compensation to the plan on a pre-tax basis and receive a matching employer contribution of up to a possible maximum of 4% of their eligible compensation. In addition, exempt and non-exempt salaried employees will be eligible to receive a non-matching employer contribution of up to an additional 4% of their eligible compensation. Hourly, non-union employees and New-York sample based sample department union employees will be eligible to receive an amount determined by us in our discretion but not more than 2% of their eligible compensation. Finally, employees who are exempt or non-exempt salaried employees and who, on January 1, 2006, had attained age 50 and completed 10 years of service with Sara Lee are eligible to receive a non-matching employer contribution of 10% of their eligible compensation if they are not eligible for the transitional credits provided in the Hanesbrands Inc. Supplemental Employee Retirement Plan and if they are employed by us on December 31, 2006 or if their employment ended prior to that date due to retirement, death or total disability. Sara Lee has transferred, in accordance with the terms and conditions of the employee matters agreement, assets and liabilities representing the account balances of our employees under the Sara Lee 401(k) Plan as of the date of transfer from the trust for the Sara Lee 401(k) Plan to the trust established for the Hanesbrands Inc. Retirement Savings Plan. Such transfer was made in accordance with certain provisions of the Code and regulations issued thereunder.

Hanesbrands Inc. Supplemental Employee Retirement Plan

We plan to provide a nonqualified supplemental retirement plan—the Hanesbrands SERP. The purpose of the Hanesbrands SERP is to provide to a select group of management or highly compensated employees supplemental deferred compensation benefits primarily consisting of (i) benefits that would be earned under the Hanesbrands Inc. Retirement Savings Plan but for certain compensation and benefit limitations imposed on the Hanesbrands Inc. Retirement Savings Plan by the Code, (ii) those supplemental retirement benefits that had been accrued under the Sara Lee Corporation Supplemental Executive Retirement Plan as of December 31, 2005 and (iii) transitional defined contribution credits for one to five years and ranging from 4% to 15% of eligible compensation for certain executives based on their combined age and years of service as of January 1, 2006. The transitional credits for our executive officers are as follows: Messrs. Chaden and Flatow (15%), Messrs. Noll and Evans (12%), Ms. McReynolds (8%), Mr. Oliver (4%) and Messrs. Hall and Wyatt (0%). The transfer of the existing liabilities relating to the Sara Lee Corporation Supplemental Executive Retirement Plan to the Hanesbrands SERP is expected to be made in accordance with the terms and conditions of the employee matters agreement.

Treatment of Sara Lee Stock Options Held by Our Employees

As of July 1, 2006, our employees held options to purchase approximately 12,762,024 shares of Sara Lee common stock, or "SLC Options." All outstanding SLC Options held by our employees will become fully vested on the distribution date and each vested SLC Option held by our employees as of the consummation of the spin off will remain an option (adjusted as provided below) to purchase shares of Sara Lee common stock following the spin off.

We have been informed by Sara Lee that the Sara Lee Compensation and Employee Benefits Committee expects to adjust the SLC Options using the "spread" and "ratio" tests set forth in Section 424 of the Code and the regulations promulgated thereunder in order to preserve the pre-spin off intrinsic value of the SLC Options. Thus, the Sara Lee Compensation and Employee Benefits Committee intends to adjust the option prices and the number of shares subject to the SLC Options such that for each SLC Option (i) the aggregate fair market value of the shares of Sara Lee common stock subject to the SLC Option immediately after the distribution over the aggregate option price of such Sara Lee common stock will be equal to the aggregate fair market value of the shares of Sara Lee common stock subject to the SLC Option immediately before the distribution over the aggregate option price of such Sara Lee common stock and (ii) on a share-by-share comparison, the ratio of the option price to the fair market value of the Sara Lee common stock subject to the SLC Option immediately after the distribution will be equal to the ratio of the option price to the fair market value of the Sara Lee common stock subject to the SLC Option immediately before the distribution.

Our employees will be considered to have terminated employment with Sara Lee for purposes of their outstanding SLC Option grants. Accordingly, most of our employees will have only six months following the distribution to exercise their SLC Options, except to the extent that the terms of such options provide for an extension of the exercise period beyond that six-month period. Under no circumstances will an SLC Option be exercisable after its original expiration date. Other than the adjustments described above, all other terms and conditions of the SLC Options will continue to apply.

Treatment of Sara Lee Restricted Stock Units Held by Our Employees

As of May 1, 2006, Mr. Chaden and Mr. Noll held approximately 81,000 RSUs that vest if and to the extent specific performance goals are achieved. Mr. Chaden and Mr. Noll will continue to vest in these RSUs over the applicable performance period subject to the attainment of Sara Lee performance measures, and we will reimburse Sara Lee for the cost of these units.

In addition, as of July 1, 2006, our employees held approximately 1,153,824 RSUs granted pursuant to Sara Lee's incentive stock plans. On the distribution date, all outstanding RSUs (other than those described in the preceding paragraph) held by our employees will vest and be payable in the form of shares of Sara Lee common stock; the number of shares delivered will be adjusted (increased) as described in the next paragraph to reflect the fact that holders of RSUs will not receive our shares in the spin off. RSUs held by retirees and former employees will be subject to the same treatment.

We have been informed by Sara Lee that the Sara Lee Compensation and Employee Benefits Committee expects to adjust the Sara Lee RSUs using a method analogous to the "ratio" test set forth in Section 424 of the Code and the regulations promulgated thereunder in order to preserve the pre-spin off intrinsic value of the Sara Lee RSUs. Thus, the Sara Lee Compensation and Employee Benefits Committee intends to increase the number of shares of Sara Lee common stock subject to the RSUs such that, for each Sara Lee RSU, the aggregate fair market value of Sara Lee common stock subject to the Sara Lee RSU immediately after the spin off will be equal to the aggregate fair market value of the Sara Lee common stock subject to the Sara Lee RSU immediately before the spin off.

Description of the Hanesbrands Inc. Omnibus Incentive Plan of 2006 and Initial Awards

General

Sara Lee, as our sole stockholder, has approved, contingent on the spin off occurring, the Hanesbrands Inc. Omnibus Incentive Plan of 2006, or the "Hanesbrands OIP." The Hanesbrands OIP will permit the issuance of long-term incentive awards to our employees and non-employee directors and employees of our subsidiaries to promote the interests of our company and our stockholders. The Hanesbrands OIP will be designed to promote these interests by providing such employees and eligible non-employee directors with a proprietary interest in pursuing the long-term growth, profitability and financial success of our company. The Hanesbrands OIP will be administered by our Compensation and Benefits Committee, or the "Committee."

The material terms of the Hanesbrands OIP are summarized below, but it is qualified in its entirety by reference to the full text of the Hanesbrands OIP.

Shares Available for Issuance

The aggregate number of shares of our common stock that may be issued under the Hanesbrands OIP will not exceed 13,105,000 (subject to the adjustment provisions discussed below).

Administration and Eligibility

The Committee will satisfy the requirements established for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Securities Exchange Act of 1934, or the "Exchange Act," for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Code and with any applicable requirements established by the exchange upon which our common stock will be listed. All of our employees, and employees of our subsidiaries, could be eligible to receive an award under the Hanesbrands OIP. The Committee will approve the aggregate awards and the individual awards for executive officers and non-employee directors. The Committee may delegate some of its authority under the Hanesbrands OIP to one or more of our officers to approve awards for other employees. The Committee will be prohibited from increasing the amount of any award subject to one or more performance goals upon the attainment of the goals specified in the award, but the Committee will have discretion to decrease the amount of the award. No participant may receive in any calendar year awards relating to more than two million shares of our common stock.

Awards

Stock Options. The Committee will be authorized to grant stock options which may be either incentive stock options or nonqualified stock options. The exercise price of any stock option must be equal to or greater than the fair market value of the shares on the date of the grant, unless it is a substitute or assumed stock option. The term of a stock option cannot exceed 10 years. For purposes of the Hanesbrands OIP, fair market value of the shares subject to the stock options shall be determined in such manner as the Committee may deem equitable or as required by applicable law or regulation. At the time of grant, the Committee in its sole discretion will determine when stock options are exercisable and when they expire. Payment for shares purchased upon exercise of a stock option must be made in full at the time of exercise. Payment may be made in cash, by the transfer to us of shares owned by the participant having a fair market value on the date of transfer equal to the option exercise price, to the extent permitted by applicable law, delivery of an exercise notice, together with irrevocable instructions to a broker to deliver to us the amount of the sale proceeds from the stock option shares or loan proceeds to pay the exercise price and any withholding taxes due to us or in such other manner as may be authorized by the Committee. The repricing of options without stockholder approval is prohibited under the plan.

SARs. The Committee will have the authority to grant stock appreciation rights, or "SARs," and to determine the number of shares subject to each SAR, the term of the SAR, the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. A SAR is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without payment to us an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (1) the fair market value of our common stock on the date of exercise of the right over (2) the fair market value of our common stock on the date of grant of the right, multiplied by the number of shares for which the right is exercised. The Committee also may, in its discretion, substitute SARs which can be settled only in common stock for outstanding stock options at any time. The terms and conditions of any substitute SAR shall be substantially the same as those applicable to the stock option that it replaces and the term of the substitute SAR shall not exceed the term of the stock option that it replaces. The repricing of SARs is prohibited under the Hanesbrands OIP without stockholder approval.

Restricted Stock, Restricted Stock Units and Deferred Stock Units. Restricted stock consists of shares which we transfer or sell to a participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the participant. Restricted stock units, or RSUs, confer the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee which include substantial risk of forfeiture and restrictions on their sale or other transfer by the participant. Deferred stock units, or "DSUs," are a vested-right to receive shares in lieu of other compensation at termination of employment or a specific future date. The Committee will determine the eligible participants to whom, and the time or times at which, grants of restricted stock, RSUs or DSUs will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. The Committee also may provide that RSUs or DSUs may be settled in cash rather than in our shares. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions.

Performance Shares. A participant who is granted performance shares has the right to receive shares or cash or a combination of shares and cash equal to the fair market value of such shares at a future date in accordance with the terms of such grant and upon the attainment of performance goals specified by the Committee. The award of performance shares to a participant will not create any rights in such participant as our stockholder until the issuance of common stock with respect to an award.

Performance Cash Awards. A participant who is granted performance cash awards has the right to receive a payment in cash upon the attainment of performance goals specified by the Committee. The Committee may substitute shares of our common stock for the cash payment otherwise required to be made pursuant to a performance cash award.

Performance Goals. Awards of restricted stock, RSUs, DSUs, performance stock, performance cash awards and other incentives under the Hanesbrands OIP may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code, including, but not limited to, revenue; revenue growth; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating income; pre- or after-tax income; net operating profit after taxes; economic value added (or an equivalent metric); ratio of operating earnings to capital spending; cash flow (before or after dividends); cash flow per share (before or after dividends); net earnings; net sales; sales growth; share price performance; return on assets or net assets; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; total stockholder return; improvement in or attainment of expense levels; and improvement in or attainment of working capital levels. Any performance criteria selected by the Committee may be used to measure our performance as a whole or the performance of any of our business units and may be measured relative to a peer group or index. No award in excess of $5.0 million may be paid to any participant in any single year. If an award in excess of that amount is earned in any year, it will be deferred under the Hanesbrands Inc. Executive Deferred Compensation Plan until it is deductible by us.

The Committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant's misconduct.

Stock Awards. The Committee may award shares of our common stock to participants without payment for such shares, as additional compensation for service to us. Stock awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the Committee determines to be appropriate. An outright grant of stock will only be made in exchange for cash compensation already earned by a participant.

Cash Awards. A cash award consists of a monetary payment made by us to an employee as additional compensation for his or her services to us. A cash award may be made in tandem with another award or may be made independently of any other award. Cash awards may be subject to other terms and conditions, which may vary from time to time and among participants, as the Committee determines to be appropriate.

Amendment or Termination of the Hanesbrands OIP

Our board of directors or the Committee will have the right and power to amend or terminate the Hanesbrands OIP; however, neither the board of directors nor the Committee may amend the Hanesbrands OIP in a manner which would reduce the amount of an existing award without the holder's consent. However, the Committee will have the right to unilaterally amend or terminate an award to comply with changes in law. In addition, stockholder approval will be obtained for any amendment to the Hanesbrands OIP if required by law or listing rules. No award may be made under the Hanesbrands OIP more than 10 years after its adoption by the Board.

Change in Control

Except as otherwise determined by the Committee, the treatment of outstanding awards upon the occurrence of a change in control after the spin off shall be as described below. For purposes of the Hanesbrands OIP, the term "Change in Control" means one or more of the following events: (1) the acquisition, directly or indirectly, of our securities representing at least 20% of the combined voting power of our outstanding securities (other than by any of our employee benefit plans); (2) the consummation of certain mergers and consolidations involving us; (3) the consummation of the sale or other disposition of all or substantially all of our assets; (4) the approval of a plan of complete liquidation or dissolution by our stockholders; and (5) a change in the majority of our board of directors.

Stock Options and SARs. Upon the occurrence of a Change in Control, each stock option and SAR outstanding on the date on which the Change in Control occurs will immediately become vested and exercisable in full in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the stock options or SARs.

Restricted Stock and Restricted Stock Units. Upon the occurrence of a Change in Control, the restrictions on all shares of restricted stock and RSUs outstanding on the date on which the Change in Control occurs will automatically lapse. With regard to RSUs, shares of common stock will be delivered to the participant as determined in accordance with the terms and conditions in the applicable grant, award or agreement relating to RSUs.

Performance Shares. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding performance shares will be deemed to have been attained at target levels, and shares of our common stock or cash will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance shares.

Performance Cash Awards. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding performance cash awards will be deemed to have been attained at target levels, and the cash (or shares of our common stock) will be paid to the participant as determined in accordance with the terms and conditions set forth in the applicable grant, award or agreement relating to the performance cash awards.

Other Stock or Cash Awards. Upon the occurrence of a Change in Control, any terms and conditions with respect to other stock or cash awards previously granted under the Hanesbrands OIP will be deemed to be fully satisfied and the other stock or cash awards will be paid out immediately to the participants, as determined in accordance with the terms and conditions set forth in the applicable grant, award, or agreement relating to such awards.

Adjustments

If there is any change affecting our common stock by reason of any stock split, stock dividend, spin off, split-up, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares available for awards, the maximum number of shares which may be subject to an award in any calendar year and the number of shares subject to outstanding awards, and the price of such shares, as applicable, will be equitably adjusted by the Committee in its discretion. The Committee also shall have the right to substitute stock options or other awards denominated in the shares of another company for awards outstanding at the time of any such transaction.

Substitution and Assumption of Awards

Without affecting the number of shares reserved or available under the Hanesbrands OIP, either the board of directors or the Committee may authorize the issuance of awards in connection with the assumption of, or substitution for, outstanding awards previously granted to individuals who become our employees or employees of any of our subsidiaries as the result of any merger, consolidation, acquisition of property or stock, or reorganization other than a Change in Control, upon such terms and conditions as it deems appropriate.

Reusage

If a stock option granted under the Hanesbrands OIP expires or is terminated, surrendered or canceled without having been fully exercised or if restricted stock, RSUs, performance shares or SARs granted under the Hanesbrands OIP are forfeited or terminated without the issuance of all of the shares subject thereto, the shares covered by such awards will again be available for use under the Hanesbrands OIP. The number of shares which are transferred to us by a participant or withheld by us to pay the exercise or purchase price of an award or to pay withholding taxes in connection with the exercise or payment of an award will not be counted as used. Shares covered by an award granted under the Hanesbrands OIP that is settled in cash will not be counted as used.

Certain Tax Consequences

- There are no income tax consequences for us or the option holder upon the grant of either an incentive stock option or a nonqualified stock option.

- When a nonqualified stock option is exercised, the option holder will recognize ordinary income equal to the excess of fair market value of all the shares of stock for which the option is exercised on the date of exercise over the aggregate exercise price and we are entitled to a corresponding deduction.

- When an incentive stock option is exercised, the option holder does not recognize income and we are not entitled to a deduction. In the event of a "disqualifying disposition" by the option holder (i.e., the option holder does not hold the stock long enough to qualify under IRS rules), we are entitled to a deduction equal to the compensation income recognized by the option holder.

- When an SAR is granted, there are no income tax consequences for us. When an SAR is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

- We are entitled to a deduction equal to the compensation recognized by a participant in connection with the vesting of restricted stock, or upon the participant's earlier election to include the restricted stock in income pursuant to Section 83(b) of the Code, as the case may be.

- With respect to other awards granted under the Hanesbrands OIP, we will be entitled to a deduction equal to the compensation recognized by a participant upon the delivery of shares or payment of cash in satisfaction of any award.

Initial Awards

Consistent with the objectives of the Hanesbrands OIP of providing employees with a proprietary interest in our company and aligning employee interest with that of our stockholders, a number of awards will be made under the Hanesbrands OIP in connection with the spin off. Two categories of these awards are intended to replace award values that our employees would have received under Sara Lee incentive plans but for the spin off. These awards will be made as follows:

- *Fiscal 2006 Awards.* In anticipation of the planned distribution, our employees generally received only a partial Sara Lee award for fiscal 2006 in August 2005. The remaining pro rata portion of the award will be made in a combination of stock options and RSUs that will vest ratably over a two-year period. Generally, 50% of the value of the award will be made in the form of stock options and 50% of the value of the award will be made in the form of RSUs. The exercise price of the stock options will be 100% of the fair market value of our common stock on the grant date. The value of these awards for our named executive officers will be as follows:

Executive	Value of Fiscal 2006 Awards
Lee A. Chaden*	—
Richard A. Noll	$1,733,333
E. Lee Wyatt, Jr.	1,100,000
Gerald W. Evans, Jr.	613,889
Michael Flatow	613,889

* Mr. Chaden received a full Sara Lee award for fiscal 2006.

- *Sara Lee Option Replacement Awards*. For our employees who are active at the time of the spin off, the time value of outstanding Sara Lee options granted prior to August 2006 that will be lost due to the shortened option terms resulting from the spin off will be replaced with Hanesbrands Inc. stock options. Employees who qualify for early retirement under the Sara Lee pension program will not receive these replacement options because their Sara Lee options will be exercisable until the original expiration date. The exercise price of the replacement options will equal 100% of the fair market value of our common stock on the date of grant and the replacement options will be immediately exercisable. The options may be exercised for five years. The number of options granted to our executive officers will depend on the Black-Scholes option-pricing model calculation of the lost value of the Sara Lee options which determination will be made on the distribution date.

We intend to make the fiscal 2006 and Sara Lee Option Replacement Awards on the 15th trading date following the distribution date, which we believe to be a reasonable time period to permit the development of an orderly market for the trading of our common stock, as discussed above under "The Spin Off—Listing and Trading of our Common Stock."

In addition to these awards, Mr. Chaden and Mr. Noll are eligible to receive a bonus which will be paid in cash and will be based on our fiscal 2006 performance. This bonus was designed as an incentive to achieve above-target operating profit and sales performance for fiscal year 2006 while conducting a successful spin off. Payment of these one-time bonuses will depend on their performance and in no event will exceed $1,000,000. If earned, these bonuses will be paid in the first several weeks following the distribution.

We also intend to grant the following two categories of awards following the distribution as our first awards as a new company.

- *Other Awards*. To attract and retain certain employees, other awards will be made in connection with the spin off. Generally, these awards will be a combination of stock options, which will vest ratably over a three-year period, and RSUs, which will vest on the third anniversary of their grant date. The exercise price of the stock options will be 100% of the fair market value of our common stock on the date of grant. 50% of the value of the award will be made in the form of stock options and 50% of the value of the award will be made in the form of RSUs. The options will generally expire seven years after the date of grant. We intend to make these other awards on the 15th trading date following the distribution. The value of the awards to be made to our named executive officers is as follows:

Executive	Value of Other Awards(1)
Lee A. Chaden	$1,000,000
Richard A. Noll	3,000,000
E. Lee Wyatt, Jr.	2,000,000
Gerald W. Evans, Jr.	850,000
Michael Flatow	850,000

(1) This award to Mr. Wyatt will be entirely RSUs which vest ratably over three years.

- *First Annual Award*. Following the distribution we intend to issue our first annual equity awards. For executive officers, these awards will be a combination of stock options and RSUs and will vest ratably over a three-year period. Fifty percent (50%) of the value of the award will be made in the form of stock options and 50% of the value of the award will be made in the form of RSUs. The exercise price of the stock options will be 100% of the fair market value of our common stock on the grant date. The value of these awards for our executive officers will be as follows: Mr. Chaden ($1,483,200), Mr. Noll ($2,400,000), Mr. Wyatt ($1,100,000), Messrs. Evans and Flatow ($850,000) and Mr. Oliver ($495,000). We intend to make these grants as close as possible to the normal timing of the Sara Lee annual long-term incentive grant, which normally would have been granted in late August 2006. We intend to make these grants on the 15th trading date following the distribution.

The Hanesbrands Inc. Performance-Based Annual Incentive Plan

Sara Lee, as our sole shareholder, has approved, contingent on the distribution occurring, the Hanesbrands Inc. Performance-Based Annual Incentive Plan, or the "Hanesbrands AIP." The Hanesbrands AIP is designed to provide annual cash awards that satisfy the conditions for performance-based compensation under Section 162(m) of the Code. The Hanesbrands AIP will be administered by the Committee. Members of the Committee will satisfy the requirements under Section 162(m) of the Code pertaining to outside directors.

Under the Hanesbrands AIP, the Committee will have the authority to grant annual incentive awards to our key employees (including our executive officers) or the key employees of our subsidiaries. Each annual incentive award will be paid out of an incentive pool established for a performance period. Typically, the performance period will be our fiscal year. The incentive pool will equal 3% of our operating income for the fiscal year. The Committee will allocate an incentive pool percentage to each designated participant for each performance period. In no event may the incentive pool percentage for any one participant exceed 40% of the total pool for that performance period. For purposes of the Hanesbrands AIP, "operating income" will mean our operating income for a performance period as reported on our income statement computed in accordance with generally accepted accounting principles, but shall exclude (i) the effects of charges for restructurings, (ii) discontinued operations, (iii) extraordinary items or other unusual or non-recurring items and (iv) the cumulative effect of tax or accounting changes. Each participant's incentive award will be determined by the Committee based on the participant's allocated portion of the incentive pool and attainment of specified performance measures subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a participant who is a covered employee for purposes of Section 162(m) of the Code be increased in any way, including as a result of the reduction of any other participant's allocated portion, but such portion may be decreased by the Committee. The Committee may make retroactive adjustments to, and the participant shall reimburse us for, any cash or equity based incentive compensation paid to the participant where such compensation was predicated upon achieving certain financial results that were substantially the subject of a restatement, and as a result of the restatement it is determined that the participant otherwise would not have been paid such compensation, regardless of whether or not the restatement resulted from the participant's misconduct.

Deferred Compensation

We currently intend to assume existing deferred compensation liabilities relating to certain employees of Sara Lee and its subsidiaries who will become our employees in connection with the spin off and certain of our retirees and former employees. As of May 1, 2006, these liabilities were $24.4 million. We also have implemented a new deferred compensation program, the Hanesbrands Inc. Executive Deferred Compensation Plan, pursuant to which certain of our employees may elect to defer eligible compensation.

Executive Life Insurance Program

We provide life insurance coverage during active employment for our executive officers in an amount equal to three times such executive officer's annual base salary. We also offer continuing coverage following retirement equal to one-times such executive officer's annual base salary immediately prior to retirement.

Executive Disability Program

We provide disability coverage for our executive officers. Should an executive officer become totally disabled, the program will provide a monthly disability benefit equal to 1/12 of the sum of (i) 75% of the executive officer's annual base salary (not in excess of $500,000) and (ii) 50% of the executive officer's annual average short-term incentive bonus (not in excess of $250,000). The maximum monthly disability benefit is $41,667 and is reduced by any disability benefits payable to the executive officer under Social Security, workers' compensation, a state compulsory disability law or another plan of Hanesbrands providing benefits for disability.

The Hanesbrands Inc. Employee Stock Purchase Plan of 2006

Prior to the distribution, we will adopt the Hanesbrands Inc. Employee Stock Purchase Plan of 2006, or the "Hanesbrands ESPP," the terms of which we intend to implement in 2007. The purpose of the Hanesbrands ESPP will be to provide an opportunity for our employees and the employees of designated subsidiaries to purchase a limited number of shares of our common stock at a discount through voluntary automatic payroll deductions. The Hanesbrands ESPP will be designed to attract, retain, and reward our employees and to strengthen the mutuality of interest between our employees and our stockholders. The Hanesbrands ESPP will be administered by the Committee.

Shares Available for Issuance

The aggregate number of shares of our common stock that may be issued under the Hanesbrands ESPP will not exceed 2,442,000 shares (subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, or similar transaction). The maximum amount eligible for purchase of shares through the ESPP by any employee in any year will be $25,000.

Eligible Employees

All of our U.S. employees (other than any employee who owns more than 5% of our stock) may participate in the Hanesbrands ESPP other than employees whose customary employment is 20 hours or less per week or employees whose customary employment is for not more than five months per year. The Committee, in its discretion, may extend the Hanesbrands ESPP to international employees.

Payroll Deductions and Purchase of Shares

An employee may contribute from his or her cash earnings through payroll deductions (within such limits as the Committee may determine) during an offering period and the accumulated deductions will be applied to the purchase of shares on the first day of the next following offering period. The plan will provide for consecutive offering periods of three months each on a schedule determined by the Committee. The purchase price per share will be at least 85% of the fair market value of our shares at the beginning of the next offering period.

Our board of directors may at any time amend, suspend or discontinue the Hanesbrands ESPP, subject to any stockholder approval needed to comply with the requirements of the SEC, the Code and the rules of the New York Stock Exchange.

Severance/Change in Control Arrangements

The following is a description of the severance/change in control agreements we intend to enter into with our executive officers effective as of the distribution:

Severance. We expect to enter into agreements with our executive officers to provide them with severance benefits upon their involuntary termination of employment. Generally, it is expected that under the terms of each agreement, if an executive officer's employment is terminated by us for any reason other than for cause (as defined in the agreement) or if an executive officer terminates his or her employment at our request, we will pay the executive officer severance benefits for a period of 12 to 24 months depending on the executive officer's position and length of service (including prior service with Sara Lee). To receive these payments, we intend to require the executive officer to sign an agreement that prohibits, among other things, the executive officer from working for our competitors, soliciting business from our customers, attempting to hire our employees and disclosing our confidential information. The executive officer would also have to agree to release any claims against us. Severance payments terminate if the terminated executive officer becomes employed by one of our competitors.

We expect that the monthly severance benefit that we would pay to each executive officer will be based on the executive officer's base salary (and, in limited cases, determined bonus), divided by 12. A terminated executive officer also would receive a pro-rated payment under any incentive plans applicable to the fiscal year in which the termination occurs based on actual full fiscal year performance. The terminated executive officer's eligibility to participate in our medical, dental and executive life insurance plans would continue for the same number of months for which he or she is receiving severance payments. The terminated executive officer's participation in all other benefit plans will cease as of the date of termination of employment. The term of each agreement will be for two years, subject to automatic one-year extensions unless we give 180 days prior written notice that we do not wish to extend. In addition, if a change in control (as defined in the Hanesbrands OIP) occurs during the term, the agreement will automatically continue for two years following the change in control.

Change in Control. We expect to enter into change in control agreements with our executive officers to help keep them focused on their work responsibilities during the uncertainty that accompanies a change in control, to preserve benefits after a change in control transaction and to help us attract and retain key talent. A change in control of our company is defined in the Hanesbrand OIP (see discussion above). Generally, the agreements will provide for severance pay and continuation of certain benefits if the executive officer's employment is terminated involuntarily (for a reason other than "cause" as defined in the agreement) within two years following a change in control, or within three months prior to a change in control. An involuntary termination will also include a voluntary termination by the executive officer for "good reason" (as defined in the agreement). The agreements will provide that the terminated executive officer will receive in a lump sum payment, two or three times his or her cash compensation (consisting of base salary, the greater of their current target bonus or their average actual bonus over the prior three years and the matching contribution to the defined contribution plan in which the executive officer is participating), a pro-rated portion of his or her annual bonus for the fiscal year in which the termination occurs based upon the greater of their target bonus or actual performance as of the date of termination, a pro-rata portion of his or her long-term cash incentive plan payment for any performance period that is at least fifty percent (50%) completed prior to the executive officer's termination date, the replacement of lost savings and retirement benefits through the Hanesbrands SERP and the continued eligibility to participate in our medical, dental and executive insurance plans during the severance period. Outstanding awards under the Hanesbrands OIP will be treated pursuant to the terms of the Hanesbrands OIP. In the event that any payments made in connection with a change in control would be subjected to the excise tax imposed by Section 4999 of the Code, the agreements will provide that we will make tax equalization payments with respect to the executive officer's compensation for all federal, state and local income and excise taxes, and any penalties and interest, but only if the total payments made in connection with a change in control exceed three hundred thirty percent (330%) of such executive officer's "base amount" (as determined under Section 280G(b) of the Code). Otherwise, the payments made to such executive officer in connection with a change in control that are classified as parachute payments will be reduced so that the value of the total payments to such executive officer is one dollar ($1) less than the maximum amount such executive officer may receive without becoming subject to the tax imposed by Section 4999 of the Code. In consideration for these benefits, the agreements will prohibit the executive officer from working for certain competitors, soliciting business from our customers, attempting to hire our employees and disclosing our confidential information. The term of each agreement will be for two years, subject to automatic one-year extensions unless we give 180 days prior written notice that we do not wish to extend. In addition, if a change in control occurs during the term, the agreement will automatically continue for two years following the change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Before the spin off, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Sara Lee. The following table sets forth information, immediately following the completion of the spin off, regarding, (1) each person who is known by us who will beneficially own more than 5% of our common stock, (2) each director, director nominee and executive officer and (3) all of our directors, director nominees and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Hanesbrands Inc., 1000 East Hanes Mill Road, Winston-Salem, North Carolina 27105.

Name and Address of Beneficial Owner	Beneficial Ownership of our Common Stock	Percent of Class
Capital Research and Management Company(1)	7,381,637	7.8%
Lee A. Chaden	129	*
Richard A. Noll	1,395	*
E. Lee Wyatt Jr.	14	*
Gerald W. Evans Jr.	29	*
Michael Flatow	607	*
Kevin D. Hall	—	—
Joan P. McReynolds	435	*
Kevin W. Oliver	1,570	*
Harry A. Cockrell	—	—
Charles W. Coker	8,163(2)	*
Bobby J. Griffin	—	—
James C. Johnson	—	—
J. Patrick Mulcahy	—	—
Alice M. Peterson	—	—
Andrew J. Schindler	—	—
All directors and executive officers as a group (15 persons)	12,342	*

---

* Less than 1%.

(1) As reported on an amended Schedule 13G filed with the SEC by Capital Research and Management Company, or "CRM," on February 10, 2006, CRM owns 59,053,100 shares, or 7.8%, of Sara Lee common stock. In this Schedule 13G amendment, CRM states that it is an investment adviser registered under the Investment Advisers Act of 1940 and is deemed to be the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940. CRM's address is 333 South Hope Street, Los Angeles, California 90071.

(2) Includes 6,042 shares of our common stock which will be owned by Mr. Coker's spouse, with respect to which Mr. Coker disclaims beneficial ownership.

AGREEMENTS WITH SARA LEE

Following the spin off, our company and Sara Lee will operate separately, each as independent public companies. In order to govern the relationship between our company and Sara Lee after the spin off and to provide mechanisms for an orderly transition, we and Sara Lee are entering into certain agreements which will facilitate the spin off, govern our relationship with Sara Lee after the spin off and provide for the allocation of employee benefits, tax and other liabilities and obligations. The following is a summary of the terms of the material agreements we are entering into with Sara Lee prior to the spin off. When used in this section, "distribution date" refers to the date of the consummation of the spin off and "separation date" refers to the date on which Sara Lee transfers to us the assets and liabilities it attributes to its branded apparel Americas/Asia business.

Master Separation Agreement

The master separation agreement will govern the contribution of Sara Lee's branded apparel Americas/Asia business to us, the subsequent distribution of shares of our common stock to Sara Lee stockholders and other matters related to Sara Lee's relationship with us.

The Contribution

To effect the contribution, Sara Lee will, or will cause its subsidiaries to transfer or agree to transfer all of the assets of the branded apparel Americas/Asia business to us as described in this information statement (which assets may include stock or other equity interests of Sara Lee subsidiaries). We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities (including contingent liabilities) of the branded apparel Americas/Asia division in accordance with their respective terms, except for certain liabilities to be retained by Sara Lee. Sara Lee will not make any representation or warranty as to the assets or liabilities transferred or assumed as part of the contribution or sale or as to any consents which may be required in connection with the transfers. Except as expressly set forth in the master separation agreement or in any other ancillary agreements, all assets will be transferred on an "as is," "where is" basis.

If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and/or liabilities will be transferred after the separation date. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption. The parties agree to use reasonable best efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts to be transferred in connection with the contribution. We will also use our reasonable best efforts to replace or terminate any guarantees, sureties, bonds, letters of credit or similar instruments made or posted by Sara Lee which relate to our business, and indemnify Sara Lee against any losses it may incur if we are unable to do so.

The Distribution

The master separation agreement will provide that on the distribution date (which will be determined by Sara Lee), Sara Lee will distribute all of its shares of our common stock to its stockholders of record as of the record date (which also will be determined by Sara Lee). Sara Lee will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution. The master separation agreement will provide that the distribution may be abandoned at any time, or may be accelerated or delayed, in Sara Lee's discretion. In addition to Sara Lee's discretion to determine not to proceed with the distribution, Sara Lee's agreement to consummate the distribution also is subject to the satisfaction of a number of conditions, including the following:

- the registration statement for our common stock into which information from this information statement is incorporated by reference has been declared effective by the SEC;

- any actions and filings with regard to applicable securities and blue sky laws of any state have been taken and have become effective or accepted;

- our common stock has been accepted for listing on the New York Stock Exchange, on official notice of distribution;

- there is no legal restraint or prohibition preventing the consummation of the contribution or distribution or any other transaction related to the spin off being in effect;

- Sara Lee's receipt of a private letter ruling from the IRS or an opinion of counsel to the effect, among other things, that the spin off will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Code and as part of a tax-free reorganization under Section 368(a)(1)(D) of the Code;

- the contribution shall have become effective in accordance with the master separation agreement and the ancillary agreements;

- Sara Lee's receipt of a satisfactory solvency opinion with regards to our company from an investment banking or valuation firm; and

- our receipt of the proceeds of the borrowings described under "Description of Certain Indebtedness" and distribution of $2.4 billion of such proceeds to Sara Lee.

The master separation agreement will provide that we and Sara Lee will use our reasonable best efforts to consummate the distribution, including to use such efforts to file a registration statement and any subsequent amendments or supplements thereto with the SEC regarding our common stock, take such actions as may be necessary under state blue-sky laws and prepare and mail to Sara Lee stockholders such other materials as Sara Lee determines necessary or desirable and required under law. In addition, the master separation agreement will provide that prior to the distribution, we will agree to prepare, file and use our reasonable best efforts to make effective an application for listing our stock on the New York Stock Exchange.

Exchange of Information

We and Sara Lee will agree to provide each other with information reasonably necessary to comply with reporting, disclosure or filing requirements of governmental authorities, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, claims, litigation or similar requests, business or legal related. We and Sara Lee also will agree to certain record retention and production procedures and agree to cooperate in any litigation as described below. After the spin off, each party will agree to maintain at its own cost and expense adequate systems and controls for its business to the extent reasonably necessary to allow the other party to satisfy its reporting, accounting, audit and other obligations. Each party also will agree to provide to the other party all financial and other data and information that the requesting party determines necessary or advisable in order to prepare its financial statements and reports or filings. Each party will agree to use its reasonable best efforts to make available to the other party its current, former and future directors, officers, employees and other personnel or agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

Cooperation in Obtaining New Agreements

Sara Lee will agree, at our request, to facilitate introductions with third parties from whom our business has derived benefits under agreements and relationships which are not being assigned or transferred to us in connection with the contribution. Sara Lee also will agree to provide reasonable assistance to us so that we may enter into agreements or relationships with such third parties under substantially equivalent terms and conditions that apply to Sara Lee.

Cooperation With Respect to Procurement Agreements

We and Sara Lee will agree to use our reasonable best efforts to purchase goods and services from each vendor under shared contracts in accordance with the terms of such contracts so as to maximize the discounts available and/or achieve the lowest prices available under such shared contracts for both us and Sara Lee.

No Solicitation

We and Sara Lee will agree to refrain from directly soliciting or recruiting employees of the other party who are employed by such party immediately after the distribution date without the other party's consent for one year after the distribution date. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation.

Limitation on Damages

We and Sara Lee will agree to waive, and neither we nor Sara Lee will be able to seek, consequential, special, indirect or incidental damages or punitive damages.

Dispute Resolution

If a dispute arises with Sara Lee under the master separation agreement or any ancillary agreement, we will agree to the following procedures:

- the dispute will be submitted to a steering committee of two members, one appointed by each of us and Sara Lee, the decision of such steering committee to be binding on us and Sara Lee; and

- if resolution through the steering committee fails, the parties can resort to final and binding arbitration unless the suit seeks injunctive relief or specific performance or if the suit involves the tax free treatment of the spin off.

Termination

The master separation agreement and any of the ancillary agreements may be terminated or the distribution may be amended, modified or abandoned, in each case, at any time prior to the effective time by and in the sole and absolute discretion of Sara Lee, without our approval. In the event of such termination, neither party shall have any liability of any kind to the other party.

Tax Sharing Agreement

In connection with the master separation agreement, we will enter into a tax sharing agreement with Sara Lee. This agreement will (1) govern the allocation of U.S. federal, state, local, and foreign tax liability between us and Sara Lee, (2) provide for certain restrictions and indemnities in connection with the tax treatment of the distribution, and (3) address certain other tax-related matters.

Allocation of Tax Liability

Until the distribution occurs, we will be included in Sara Lee's consolidated federal income tax returns and will be included with Sara Lee and/or certain Sara Lee subsidiaries in applicable combined or unitary state and local income tax returns.

- Under the tax sharing agreement, Sara Lee generally will be liable for all U.S. federal, state, local, and foreign income taxes attributable to us with respect to taxable periods ending on or before the distribution date. Sara Lee also will be liable for income taxes attributable to us with respect to taxable periods beginning before the distribution date and ending after the distribution date, but only to the extent those taxes are allocable (using a closing of the books method) to the portion of the taxable period ending on the distribution date. We are generally liable for all other taxes attributable to us.

- Sara Lee will prepare and file (1) the Sara Lee consolidated U.S. federal income tax return for all taxable periods, including the taxable periods in which we are included, (2) any Sara Lee combined, unitary or consolidated state income tax returns for all taxable periods, including the taxable periods in which we are included, (3) all other U.S. federal, state, and local income tax returns for Sara Lee and its affiliates (including us) with respect to taxable periods ending on or before the distribution date, (4) all Canadian federal, provincial, and local income tax returns for Sara Lee and its affiliates (including us) with respect to taxable periods ending on or before the distribution date, (5) all Puerto Rican local income tax returns for Sara Lee and its affiliates (including us) with respect to taxable periods ending on or before the distribution date, (6) income tax returns for Sara Lee and its affiliates for post-distribution tax periods and (7) certain other tax returns. We will generally prepare and file all other tax returns attributable to us, except that Sara Lee has the option to prepare and file any income tax return for us with respect to any taxable period beginning before the distribution date and ending after the distribution date if it provides us with written notice within 45 days after the end of that taxable period. The party responsible for the tax liability will generally control all decisions affecting audits and legal proceedings with respect to that return.

- Under the tax sharing agreement, we have agreed to indemnify Sara Lee (and Sara Lee has agreed to indemnify us) for any tax detriments arising from an inter-group adjustment, but only to the extent we (or Sara Lee) realize a corresponding tax benefit.

Restrictions and Indemnities in Connection with the Tax Treatment of the Distribution

The tax sharing agreement also will provide that we are liable for taxes incurred by Sara Lee that arise as a result of our taking or failing to take certain actions that result in the distribution failing to meet the requirements of a tax-free distribution under Sections 355 and 368(a)(1)(D) of the Code. We therefore have agreed that, among other things, we will not take any actions that would result in any tax being imposed on the spin off. More specifically, for the two-year period following the spin off, we have agreed not to:

- Sell or otherwise issue to any person, or redeem or otherwise acquire from any person, any of our equity securities; provided, however that we may (1) sell or otherwise issue equity securities or repurchase equity securities in certain circumstances permitted by the IRS guidelines, and (2) sell or otherwise issue equity securities provided that such issuance, individually or when aggregated with other issuances and any transactions occurring in the four-year period beginning on the date which is two years before the distribution date, and with any other transaction which is part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) that includes the spin off (other than sales or issuances of equity securities described in clause (1) above), results in one or more persons acquiring, directly or indirectly (as determined under Section 355(e) of the Code, taking into account applicable constructive ownership rules), stock representing a 35% or greater interest, by vote or value, in us.

- Sell, transfer, or otherwise dispose of our assets that, in the aggregate, constitute more than 50% of our gross assets, excluding any sales conducted in the ordinary course of our business.

- Cease, transfer, or dispose of all or any portion of our socks business other than sales, transfers or dispositions in the ordinary course of business.

- Voluntarily dissolve or liquidate or engage in any merger (except for certain cash acquisition mergers), consolidation, or other reorganization, except for certain mergers and liquidations of our wholly owned subsidiaries to the extent not inconsistent with the tax-free status of the spin off.

- Take any action (including, but not limited to, the sale or disposition of any stock, securities, or other assets), or fail to take any action that would cause Sara Lee to recognize gain under any gain recognition agreement to which Sara Lee is a party.

- Amend our certificate of incorporation (or any other organizational document), or take any action, whether through a stockholder vote or otherwise, affecting the relative voting rights of our separate classes of stock (including, without limitation, through the conversion of one class of stock into another class of stock), but only to the extent such amendment, action or conversion, if treated as an issuance of equity securities, would otherwise be prohibited by the tax sharing agreement.

- Solicit any person to make a tender offer for, or otherwise acquire or sell, our equity securities, participate in or support any unsolicited tender offer for, or other acquisition, issuance, or disposition of, our equity securities, or approve or otherwise permit any proposed business combination or merger or any transaction which, individually or when aggregated with any other transactions occurring within the four-year period beginning on the date which is two years before the distribution date, and with any other transaction which is part of a plan or series of related transactions (within the meaning of Section 355(e) of the Code) that includes the spin off (other than certain issuances of equity securities permitted by IRS guidelines), results in one or more persons acquiring, directly or indirectly (as determined under Section 355(e) of the Code, taking into account applicable constructive ownership rules), stock representing a 35% or greater interest, by vote or value, in us.

In addition, we have agreed not to engage in certain of the actions described above, whether before or after the two-year period following the spin off, if it is pursuant to an arrangement negotiated (in whole or in part) prior to the first anniversary of the spin off.

We may, however, take certain actions prohibited by the tax sharing agreement if we provide Sara Lee with an unqualified opinion of tax counsel or Sara Lee receives a supplemental private letter ruling from the IRS, acceptable to Sara Lee, to the effect that these actions will not affect the tax-free nature of the spin off.

Employee Matters Agreement

On or before the spin off, we will enter into an employee matters agreement with Sara Lee that allocates responsibility for certain employee benefit matters on and after the spin off, including the treatment of existing welfare benefit plans, savings plans, equity-based plans and deferred compensation plans and our establishment of new plans. The employee matters agreement will provide as follows:

401(k) Plan

On July 24, 2006, our newly formed 401(k) Plan, the Hanesbrands Inc. Retirement Savings Plan, assumed all liabilities from the Sara Lee 401(k) Plan related to our current and former employees, and Sara Lee caused the accounts of our employees to be transferred to the Hanesbrands Inc. Retirement Savings Plan and its related trust. We will take all actions necessary to ensure that all amounts transferred to the Hanesbrands Inc. Retirement Savings Plan continue to vest after the spin off. Following the spin off, we will have no obligations with respect to the Sara Lee 401(k) Plan other than payment of the liabilities assumed.

Pension Plan

Effective as of January 1, 2006, the Hanesbrands Inc. Pension and Retirement Plan assumed all liabilities from the Sara Lee Corporation Consolidated Pension and Retirement Plan related to our current and former employees. On or before completion of the spin off Sara Lee will cause the assets of the Sara Lee Corporation Consolidated Pension and Retirement Plan related to our current and former employees to be transferred in cash to the Hanesbrands Inc. Pension and Retirement Plan and its related trust.

Other Retirement Plans

Upon completion of the spin off, we also will assume the liabilities for, and Sara Lee will transfer the assets of Sara Lee's retirement plans related to, the pension benefits accrued by our current and former employees covered under Sara Lee's Canadian retirement plan. We have already assumed Sara Lee's two defined contribution plans for Puerto Rican employees, the Harwood Companies, Inc. 401(k) Plan, the Playtex Apparel Inc. Pension Plan and the National Textiles, L.L.C. Pension Plan.

Nonqualified Plans

The employee matters agreement will provide that as of December 31, 2005, our employees shall cease all future employee contributions to Sara Lee's nonqualified deferred compensation plan. We will assume all responsibilities and obligations relating to such liabilities under our newly established deferred compensation plan, the Hanesbrands Inc. Executive Deferred Compensation Plan. We will also assume all responsibilities and obligations relating to our current and former employees' benefits under the Sara Lee Corporation Supplemental Executive Retirement Plan under the Hanesbrands SERP. We previously assumed two other Sara Lee nonqualified plans—the Intimate Apparel Key Management Cadre Retirement Plan and the Personal Products Supplemental Retirement Plan.

Health and Welfare Plans

Not later than the distribution date, we will establish an employee health care plan and cease to participate in Sara Lee's employee health care plan. Upon completion of the spin off, we will assume all retiree medical liabilities related to our employees (including employees terminated from Sara Lee's branded apparel business segment prior to the spin off). Prior to spin off, we will also establish a group insurance plan and a disability plan and comply with the workers compensation requirements of the states in which we operate.

Treatment of Sara Lee Equity Awards and Other Sara Lee Compensation

Prior to completion of the spin off, we will establish an annual incentive plan, a long-term incentive plan and an employee stock purchase plan. Any performance shares that our employees were awarded under the Sara Lee incentive compensation plans prior to the spin off will continue to vest over the applicable performance period subject to the attainment of Sara Lee performance measures and any other terms of the award and the Sara Lee Long-Term Incentive Plan. Upon completion of the spin off, outstanding RSUs (other than performance-based RSUs) held by our employees shall be fully vested and paid by Sara Lee to such employees. In lieu of the distribution of shares of our common stock that all other Sara Lee stockholders will receive pursuant to the spin off, the Sara Lee Compensation and Employee Benefits Committee will adjust the RSUs held by our employees as of the distribution date by increasing the number of RSUs subject to each award to reflect the distribution and to preserve their pre-distribution value. Upon completion of the spin off, outstanding SLC Options held by our employees will become fully vested and the number of Sara Lee shares subject to each option and the per share exercise price shall be adjusted to reflect the impact of the spin off.

Master Transition Services Agreement

Services Provided

We will enter into a master transition services agreement with Sara Lee pursuant to which each party will provide to the other party specified support services related to human resources and financial shared services for a period of seven months with one 90-day renewal term, tax-shared services for a period of one year with one 15-month renewal term, information technology services for a period ranging from six months with no renewal term to one year with indefinite renewal terms based on service provided and other shared services after the distribution date. Each of these services will be provided for a fee, which will differ depending upon the service. We expect to receive total fees from Sara Lee of approximately $4 million for transition services during the initial service periods under the agreement, and we expect to pay fees to Sara Lee of approximately $200,000 for transition services under the agreement. In addition, Sara Lee has agreed to provide tax consulting assistance to us at a price of $120 per hour. If after the spin off and during the term of the master transition services agreement, a party identifies a service the other party previously provided to such party prior to the distribution date, but such service was not identified in the master transition services agreement, then upon the consent of the other party, such service will be added to the master transition services agreement on such terms as the parties shall negotiate in good faith. Under the master transition services agreement, if the provider of services is obtaining analogous services for itself from third parties, the provider may perform its service obligations to the other party by use of such third parties.

Limitation on Damages

We and Sara Lee will agree to waive, and neither we nor Sara Lee will be able to seek consequential, special, indirect or incidental damages or punitive damages. We and Sara Lee also will agree to indemnify the provider of services against third-party claims other than those arising out of the gross negligence or willful misconduct of the provider.

Real Estate Matters Agreement

General

The real estate matters agreement addresses real estate matters relating to the Sara Lee leased and owned properties that Sara Lee will transfer to or share with us. The real estate matters agreement will describe the manner in which Sara Lee will transfer to or share with us various leased and owned properties, including the following types of transactions:

- conveyances to us of specified properties that Sara Lee owns;
- assignments to us of Sara Lee's leases for specified leased properties; and
- subleases to us of portions of specified leased properties.

The real estate matters agreement will describe the property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents (e.g., forms of conveyance and assignment) will be contained in exhibits to the real estate matters agreement.

With respect to the assignment of leases to us, Sara Lee will assign all leases identified in the real estate matters agreement upon the later to occur of the separation date or the fifth business day after we obtain the required consent to assignment. The real estate matters agreement will require us to use our reasonable efforts to obtain any landlord consents required for the proposed transfers of leased properties. We or Sara Lee Branded Apparel, Sara Lee's current Americas/Asia branded apparel division, will request such consents prior to the separation date, and Sara Lee will agree to cooperate with us in obtaining such consents. Under the real estate matters agreement, if we do not obtain a required consent by the separation date, the parties will agree to use their respective reasonable efforts to allow us to occupy the property. We will be responsible for all costs, expenses and liabilities incurred by Sara Lee as a consequence of our occupancy.

The real estate matters agreement will further provide that we will be required to accept the transfer of all properties allocated to us, even if a site has been damaged by a casualty or other change in the condition of the properties. Under the real estate matters agreement, if a lease is terminated due to casualty or action by the landlord prior to the separation date or any other reason, that lease will not be transferred to us and neither party will have any liability relating to that lease.

Under the real estate matters agreement, we also will be obligated to use reasonable efforts to obtain the release of any and all obligations of Sara Lee, including any guarantee, surety or other security, with respect to all of the leased properties transferred to us in the spin off. In addition, we will agree to indemnify Sara Lee for any and all losses incurred by Sara Lee as a result of our occupancy of any leased property after the separation date. In the event we execute any new leases after the separation date or any of the leases transferred to us after that date, Sara Lee will have no obligation to provide any guarantee, surety or other security for such new or renewed leases. Also, we may not renew a lease or permit a lease to be renewed unless Sara Lee is released from any guaranty, surety or other security relating to such lease or we will provide such security as is reasonably satisfactory to Sara Lee.

The real estate matters agreement will provide that all costs and expenses required to effect the transfers (including landlord consent fees, landlord attorneys' fees, title insurance fees and transfer taxes) will be paid by us.

Certain Covenants

As long as Sara Lee has not been fully and unconditionally released from any relevant lease, we may not:

- merge or consolidate with another person, unless certain conditions are met;
- allow any lien or encumbrance to exist on any relevant lease, unless certain conditions are met; or
- transfer our interest under any relevant lease, unless Sara Lee consents and Sara Lee is fully and unconditionally released under the relevant lease.

Indemnification and Insurance Matters Agreement

Release of Pre-Distribution Date Claims

Effective as of the distribution date, we will release Sara Lee and its affiliates, agents, successors and assigns, and Sara Lee will release us, and our affiliates, agents, successors and assigns, from any liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the distribution date. This provision will not impair either party from enforcing the master separation agreement, any ancillary agreement or any arrangement specified in such agreements.

General Indemnification Provisions

We will indemnify Sara Lee and its affiliates, agents, successors and assigns from all liabilities (other than liabilities related to tax, which are solely covered by the tax sharing agreement) arising from:

• our failure to pay, perform or otherwise promptly discharge any of our liabilities;

• our business;

• any breach by us of the master separation agreement or any of the ancillary agreements; and

• any untrue statement of a material fact or any omission to state a material fact required to be stated with respect to the information contained in our registration statement or in this information statement (other than the portions related to Sara Lee).

Sara Lee will indemnify us and our affiliates, agents, successors and assigns from all liabilities (other than liabilities related to tax, which are solely covered by the tax sharing agreement) arising from:

• Sara Lee's failure to pay, perform or otherwise promptly discharge any of Sara Lee's liabilities;

• Sara Lee's business;

• any breach by Sara Lee of the master separation agreement or any of the ancillary agreements; and

• any untrue statement of a material fact or any omission to state a material fact required to be stated with respect to the information contained in our registration statement or in this information statement with respect to portions related to Sara Lee.

Environmental Matters

We have agreed to indemnify Sara Lee and its affiliates, agents, successors and assigns from:

• environmental conditions arising out of the operations at any of our current or former facilities, whether occurring before, on or after the distribution date;

• environmental conditions existing on, under, about or in the vicinity of any of our current or former facilities, whether occurring before, on or after the distribution date;

• the violation of environmental laws as a result of the operation of our current or former facilities, whether occurring before, on or after the distribution date; and

• environmental conditions at any third-party site to the extent liability arises from hazardous materials generated by our current or former facilities before, on or after the distribution date.

Sara Lee has agreed to indemnify us and our affiliates, agents, successors and assigns from environmental conditions on, under, about or arising out of the operations occurring at any time at any of Sara Lee's facilities, other than the environmental matters described above.

The amount that any indemnifying party is required to provide will be reduced by any insurance proceeds or other amounts recovered from third parties by the indemnitee in respect of the related loss and any amounts any indemnifying party is required to provide will be subject to an adjustment for taxes and tax benefits incurred and received relating to such loss by the indemnitee.

Insurance Matters

The indemnification and insurance matters agreement will contain provisions governing the recovery by and payment to us of insurance proceeds related to our business and arising on or prior to the distribution date and our insurance coverage. We will agree to reimburse Sara Lee, to the extent they are required to pay, for amounts necessary to satisfy all applicable self-insured retentions, fronted policies, deductibles and retrospective premium adjustments and similar amounts not covered by insurance policies in connection with our liabilities.

The indemnification and insurance matters agreement also will provide that in the event there are insufficient limitations on liabilities available under Sara Lee's insurance policies in effect prior to the distribution date to cover the liabilities of us or Sara Lee, then to the extent that other insurance coverage is not available adjustments will be made in the allocation of liabilities.

Intellectual Property Matters Agreement

The intellectual property matters agreement will provide for the license by Sara Lee to us of certain software. It also will govern the wind-down of our use of certain of Sara Lee's trademarks (other than those being transferred to us in connection with the spin off).

DESCRIPTION OF OUR CAPITAL STOCK

The following description is a summary of the material terms of our capital stock and reflects our charter and bylaws that will be in effect at the time of the spin off. For a complete description, we refer you to the Maryland General Corporate Law and our charter and bylaws. We will file our charter and bylaws as exhibits to our registration statement on Form 10.

General

Our charter provides that we may issue up to 500 million shares of common stock, par value $0.01 per share, and up to 50 million shares of preferred stock, par value $0.01 per share, and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Upon completion of the distribution, approximately 95.1 million shares of common stock will be issued and outstanding (the exact number of shares will be determined by the number of Sara Lee shares outstanding on the record date) and no shares of preferred stock will be issued and outstanding. The Maryland General Corporation Law, or "MGCL," provides that our stockholders are not obligated to us or our creditors with respect to our stock, except to the extent that the subscription price or other agreed upon consideration has not been paid.

Common Stock

General

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of our assets legally available for the payment of dividends. Holders of our common stock are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to, and may be adversely affected by, the preferential rights granted to any other class or series of our stock.

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. A plurality of all votes cast at a stockholders meeting at which a quorum is present will be sufficient for the election of directors, and there is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock can elect all of the directors nominated for election.

Under MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for the approval of these matters by a lesser percentage, as long as such percentage is not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.

Holders of our common stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Our common stock is and will remain uncertificated. Therefore our stockholders will not be able to obtain stock certificates.

There are no shares of our common stock subject to outstanding options, warrants or convertible securities other than those described under "Management."

Preferred Stock Purchase Rights

We expect to adopt a stockholder rights agreement in connection with the spin off. After adoption of the rights agreement, each outstanding share of common stock will have attached to it a right entitling its holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock (subject to antidilution provisions) upon the occurrence of certain triggering events. The purchase price for the Series A junior participating preferred stock will be established by our board at the time the plan is adopted. Until one of those triggering events occurs, or the rights are earlier redeemed or expired, the rights will not be evidenced by separate certificates and may be transferred only with the common stock to which they are attached.

The rights will become exercisable ten days after any person or group publicly announces that it beneficially owns 15% or more of the outstanding shares of our common stock, or ten business days after a person or group announces an offer to acquire 15% or more of the outstanding shares of common stock, whichever occurs first. In the event that the rights become exercisable, we will distribute separate rights certificates evidencing the rights to all holders of our common stock held prior to the triggering event. Each right will then entitle its holder (except the acquiring party) to purchase the number of shares of common stock having a market value of two times the exercise price of the right.

In the event that, following a triggering event, we merge into or consolidate with, or transfer 50% or more of our consolidated assets or earning power to another entity (other than us or our subsidiaries), each right will then entitle its holder to purchase the number of shares of common stock of the acquiring entity having a market value of two times the exercise price of the right.

Our board of directors may redeem the rights, as a whole, at a price of $0.001 per right (subject to certain adjustments), at any time until the earlier of ten days following the date of the public announcement that the acquiring party acquired 15% or more of our common stock and the expiration date of the rights (which will be the tenth anniversary of the adoption of the plan).

For so long as the rights continue to be associated with our common stock, each new share of common stock we issue will include a right.

For a more detailed discussion of the rights under our rights agreement, please see "—Rights Agreement."

Preferred Stock

Junior Participating Preferred Stock, Series A

Shares of our Junior Participating Preferred Stock, Series A, or "Series A Preferred Stock," will be reserved for issuance upon exercise of the rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A Preferred Stock, see "—Rights Agreement." Shares of our Series A Preferred Stock may only be purchased after the rights have become exercisable, and each share of Series A Preferred Stock:

- will rank junior to our common stock and other senior series of stock as provided in the terms of such series of stock;

- will entitle holders to a quarterly dividend in an amount equal to the greater of (a) a fixed dollar amount (to be established by our board at the time the plan is adopted), or (b) the product of (i) 1,000 (subject to antidilution adjustment) and (ii) the aggregate per share amount of all dividends;

- will entitle holders to 1,000 votes (subject to antidilution adjustment) on all matters submitted to a vote of our stockholders;

- in the event of a liquidation, will entitle holders to a preferred liquidation payment equal to the greater of (a) fixed dollar amount per share (to be established by the board at the time the plan is adopted), plus accrued and unpaid dividends, and (b) an aggregate amount per share equal to the product of (i) 1,000 (subject to antidilution adjustment) and (ii) the aggregate amount to be distributed per share to holders of our common stock; and

- in the event of any consolidation, merger, combination or other transaction in which shares of our common stock are exchanged for or changed into stock or securities of another entity, cash and/or other property, will entitle holders to exchange their Series A Preferred Stock in an amount per share equal to the product of (i) 1,000 (subject to antidilution adjustment) and (ii) the aggregate amount of stock, securities, cash and/or other property into which or for which each share of our common stock is changed or exchanged.

The Series A Preferred Stock is not redeemable.

The exercise price of our Series A Preferred Stock, the number of shares of our Series A Preferred Stock issuable and the number of outstanding rights will adjust to prevent dilution that may result from a stock dividend, stock split or reclassification of the Series A Preferred Stock or our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Investor Services, LLC.

New York Stock Exchange Listing

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol "HBI."

Certain Provisions of Maryland Law and of Our Charter and Bylaws That Could Have the Effect of Delaying, Deferring or Preventing a Change in Control

Provisions of MGCL, our charter and bylaws could make the following more difficult:

- acquisition of us by means of a tender offer or merger;

- acquisition of us by means of a proxy contest or otherwise; or

- removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation with such proponent could result in an improvement of their terms.

Board of Directors

Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors.

Our board of directors is not currently classified. However, it would be permissible under MGCL for our board of directors to classify or declassify itself without stockholder approval.

Our charter provides that, subject to the rights of one or more classes or series of preferred stock, a director may be removed from office only for cause and then only by the affirmative vote of the holders of at least two thirds of the votes entitled to be cast in the election of such director. For the purpose of the charter, cause means the conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the corporation through bad faith or active and deliberate dishonesty.

Authority to Issue "Blank Check" Preferred Stock

Our charter authorizes our board of directors to authorize "blank check" preferred stock. Our board of directors can classify and issue from time to time any unissued shares of preferred stock and reclassify any previously classified but unissued shares of any series of preferred stock. The applicable terms of a particular series of preferred stock shall be set forth in the articles supplementary to our charter establishing such series of preferred stock. These terms must include, but are not limited to, some or all of the following:

- title of the series;

- the number of shares of the series, which number our board of directors may thereafter increase or decrease;

- whether and in what circumstances the holder is entitled to receive dividends and other distributions;

- whether (and if so, when and on what terms) the series can be redeemed by us or the holder or converted by the holder;

- whether the series will rank senior or junior to or on parity with any other class or series of preferred stock; and

- voting and other rights of the series, if any.

Unless otherwise described in the articles supplementary, in the event we liquidate, dissolve or wind up our affairs, the holders of any series of preferred stock will have preference over the holders of common stock and any other capital stock ranking junior to such series for payment out of our assets of the amount specified in the applicable articles supplementary.

Holders of our preferred stock, solely by virtue of their holdings, do not have preemptive rights to subscribe for or purchase any shares of our capital stock which we may issue in the future.

Power to Reclassify Shares of Our Common and Preferred Stock

Our charter also authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of capital stock, and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue. Prior to issuance of shares of each class or series, our board of directors is required under MGCL and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock or in the amount of voting securities outstanding by at least 20%. If the approval of our stockholders is not required for the issuance of our common stock or preferred stock, our board of directors may determine not to seek stockholder approval. Although we have no present intention of doing so, we could issue a class or series of stock that could, depending on the terms of such class or series, have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise believed to be in the best interest of our stockholders.

Business Combinations

Under MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than voting shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder and business combinations in which the common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise believed to be in the best interest of our stockholders.

Control Share Acquisitions

Maryland's control share acquisition statute provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power:

- one-tenth or more but less than one-third;

- one-third or more but less than a majority; or

- a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days after a request and written undertaking to consider the voting rights of the control shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including delivery of an acquiring person statement and a written undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value of the control shares is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may elect to exercise appraisal rights.

The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting any and all acquisitions by any person of shares of our stock from Maryland's control share acquisition statute. Our board of directors may, however, amend or eliminate this provision in the future without stockholder approval.

Amendments to the Charter

Subject to certain exceptions, our charter may be amended only if declared advisable by the board of directors and approved by the affirmative vote of not less than a majority of all of the votes of our capital stock entitled to be cast on the matter. Among the exceptions provided for in the charter, the board of directors may, without action by our stockholders, amend our charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue, or change the name or designation or par value of any class or series of our capital stock or the aggregate par value.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual or special meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

- pursuant to our notice of the meeting;

- by the board of directors; or

- by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in our bylaws.

In order to comply with the advance notice procedures of our bylaws, a stockholder must give written notice to our corporate secretary at least 120 days, but no more that 150 days in advance of the anniversary of the date that we mailed the notice for the preceding year's annual meeting. For nominations to the board, the notice must include information about the director nominee, including his or her name, holdings of our stock, as well as information required by SEC rules regarding elections to boards of directors. For other business that a stockholder proposes to bring before the meeting, the notice must include the reasons for proposing the business at the meeting and a discussion of the stockholder's material interest in such business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the stockholder and the stockholder's holdings of our stock.

With respect to special meetings of stockholders, only the business specified in our notice of the special meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only:

- pursuant to our notice of the special meeting;

- by the board of directors; or

- provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions provided for in our bylaws.

Stockholder Action by Written Consent

Our bylaws provide that any action required or permitted to be taken by our stockholders may be taken without a meeting only by a unanimous written consent of all of the stockholders entitled to vote on the matter or, if the action is advised and submitted to the stockholders for approval by the board of directors, by a written consent of stockholders entitled to cast not less than the minimum number of votes that would be necessary for such action at a meeting of stockholders.

Rights Agreement

We expect to adopt a stockholder rights agreement before the distribution. Pursuant to the rights agreement, one preferred stock purchase right will be distributed with and attached to each share of our common stock. Each right will entitle its holder, under the circumstances described below, to purchase from us one one-thousandth of a share of our Series A Preferred Stock at an initial exercise price per right to be established by the board at the time the plan is adopted, subject to certain adjustments. The description and terms of the rights are set forth in a rights agreement between us and Computershare Investor Services, LLC, as rights agent. The following description of the rights is a summary and is qualified in its entirety by reference to the rights agreement, the form of which has been filed with the SEC as an exhibit to the registration statement of which this information statement is a part.

Initially, the rights will be associated with our common stock and evidenced by book-entry statements, which will contain a notation incorporating the rights by reference. Each right initially will be transferable with and only with the transfer of the underlying share of common stock. The rights will become exercisable and separately certificated only upon the rights distribution date, which will occur upon the earlier of:

- ten days following a public announcement by us that a person or group (an "acquiring person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding shares of common stock (the date of the announcement being the "stock acquisition date"); or

- ten business days (or later if so determined by our board of directors) following the commencement of or public disclosure of an intention to commence a tender offer or exchange offer by a person if, after acquiring the maximum number of securities sought pursuant to such offer, such person, or any affiliate or associate of such person, would acquire, or obtain the right to acquire, beneficial ownership of 15% or more of our outstanding shares of our common stock.

Until the rights distribution date, the transfer of any shares of common stock outstanding also will constitute the transfer of the rights associated with such shares.

As soon as practicable after the rights distribution date, the rights agent will mail to each record holder of our common stock as of the close of business on the rights distribution date certificates evidencing the rights. From and after the rights distribution date, the separate certificates alone will represent the rights. Except as otherwise provided in the rights agreement, only shares of common stock issued or sold by Hanesbrands prior to the rights distribution date will receive rights.

The rights are not exercisable until the rights distribution date and will expire ten years from their issuance, unless earlier redeemed or exchanged by us as described below.

Upon our public announcement that a person or group has become an acquiring person (a "flip-in event"), each holder of a right (other than any acquiring person and certain related parties, whose rights will have automatically become null and void) will have the right to receive, upon exercise, common stock with a value equal to two times the exercise price of the right.

For example, at an exercise price of $100 per right, each right not owned by an acquiring person (or by certain related parties) following a flip-in event would entitle its holder to purchase $200 worth of common stock (or other consideration, as described above) for $100. Assuming that the common stock had a per share value of $50 at that time, the holder of each valid right would be entitled to purchase four shares of common stock for $100.

In the event that, at any time after a person becomes an acquiring person:

- we are acquired in a merger or other business combination in which we are not the surviving entity;
- we are acquired in a merger or other business combination in which we are the surviving entity and all or part of our common stock is converted into or exchanged for securities of another entity, cash or other property;
- we effect a share exchange in which all or part of our common stock is exchanged for securities of another entity, cash or other property; or
- 50% or more of our assets or earning power is sold or transferred,

(the above events being "business combinations") then each holder of a right (except rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

The exercise price of our Series A Preferred Stock, the number of shares of Series A Preferred Stock issuable and the number of outstanding rights will adjust to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Series A Preferred Stock or common stock.

We may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to adjustment and payable in cash, common stock or other consideration deemed appropriate by our board of directors) at any time prior to the earlier of the stock acquisition date and the rights expiration date. Immediately upon the action of our board of directors authorizing any redemption, the rights will terminate and the holders of rights will only be entitled to receive the redemption price.

At any time after a person becomes an acquiring person and prior to the earlier of (i) the time any person, together with all affiliates and associates, becomes the beneficial owner of 50% or more of our outstanding common stock and (ii) the occurrence of a business combination, our board of directors may cause us to exchange for all or part of the then-outstanding and exercisable rights shares of our common stock at an exchange ratio of one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

Until a right is exercised, its holder, as such, will have no rights as a stockholder with respect to such rights, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by our stockholders or us, stockholders may, depending upon the circumstances, recognize taxable income after a triggering event.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights. From and after the stock acquisition date, however, no amendment can adversely affect the interests of the holders of the rights.

The rights will have certain anti-takeover effects. For example, the rights will cause substantial dilution to any person or group who attempts to acquire a significant interest in us without advance approval from our board of directors. As a result, the overall effect of the rights may be to render it more difficult or to discourage any attempt to acquire us, even if the acquisition would be in the best interest of our stockholders. Because we can redeem the rights, the rights will not interfere with a merger or other business combination approved by our board of directors.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We have entered into commitment letters with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. relating to a new senior secured credit facility, a new senior secured second lien credit facility and a bridge loan facility, each of which is described in greater detail below.

New Senior Secured Credit Facility

General

Upon the closing of the spin off, we expect to enter into a new senior secured credit facility with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. as joint lead arrangers. The new senior secured credit facility will provide for aggregate borrowings of $2.15 billion, consisting of: (i) a $350.0 million Term A loan facility (the "Term A Loan Facility"); (ii) a $1.3 billion Term B loan facility (the "Term B Loan Facility"); and (iii) a $500.0 million revolving loan facility (the "Revolving Loan Facility") which we expect to be undrawn at the closing of the spin off. As the final terms of the new senior secured credit facility have not been agreed upon, those terms may differ from the terms set forth below and any such differences may be significant. In addition, to facilitate syndication, the agents are allowed to modify certain terms of our new senior secured credit facility within certain parameters under certain circumstances.

Guarantors and Collateral

The new senior secured credit facility will be guaranteed by substantially all of our existing and future direct and indirect subsidiaries, with certain customary or agreed-upon exceptions for foreign subsidiaries and certain other subsidiaries. We and each of the guarantors under the senior secured credit facility will grant the administrative agent and the lenders a valid and perfected first priority (subject to certain customary exceptions) lien and security interest in all of the following:

- all shares of capital stock (or other ownership interests in) and intercompany debt (other than intercompany debt owing to a foreign subsidiary) and each of our present and future subsidiaries;

- substantially all present and future property and assets, real and personal, tangible and intangible, of us and each guarantor, except to the extent (i) the cost of obtaining security interests in any such item of collateral is excessive in relation to the benefit to the lenders or (ii) a security interest is prohibited by the terms of the collateral from being granted or would give a third party the right to take action that would substantially impair the value of the collateral; and

- all proceeds and products of the property and assets described above.

Maturity and Amortization

The final maturity of the Term A Loan Facility will be on the sixth anniversary of the closing date of the spin off. The Term A Loan Facility will amortize in an amount per annum equal to the following: year 1 - 5%; year 2 - 10%; year 3 - 15%; year 4 - 20%; year 5 - 25%; year 6 - 25%. The final maturity of the Term B Loan Facility will be on the seventh anniversary of the closing date of the spin off and will be repaid in equal quarterly installments in an amount equal to 1% per annum, with the balance due on the maturity date. The final maturity of the Revolving Loan Facility will be on the fifth anniversary of the closing date of the spin off. All borrowings under the Revolving Loan Facility must be repaid in full upon maturity.

Interest

At our option loans under the new senior secured credit facility may be maintained from time to time as (i) Base Rate loans which shall bear interest at the Base Rate in effect from time to time plus the applicable margin in effect from time to time or (ii) Eurodollar loans which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the administrative agent for the respective interest period plus the applicable margin in effect from time to time. "Base Rate" is defined in the new senior secured credit facility to mean the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the "prime rate" (or equivalent), in each case as in effect from time to time.

Covenants

The new senior secured credit facility requires us to comply with customary affirmative, negative and financial covenants. Set forth below is a brief description of such covenants, all of which are subject to customary exceptions and qualifications.

Affirmative Covenants. The affirmative covenants will require: (i) compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (ii) performance of material obligations; (iii) payment of taxes and other material obligations; (iv) maintenance of appropriate and adequate insurance; (v) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (vi) visitation and inspection rights; (vii) keeping of proper books in accordance with GAAP; (viii) maintenance of properties; (ix) performance of material agreements; (x) use of proceeds; (xi) further assurances as to guarantees and perfection and priority of security interests; (xii) customary financial and other reporting requirements (including, without limitation, notice of defaults and delivery of financial statements, financial projections and compliance certificates); and (xiii) maintaining ratings with Standard & Poors and Moody's.

Negative Covenants. The negative covenants will include restrictions with respect to: (i) liens; (ii) debt (including guaranties or other contingent obligations); (iii) mergers and consolidations; (iv) sales, transfers and other dispositions of assets; (v) loans, acquisitions, joint ventures and other investments; (vi) dividends and other distributions to stockholders; (vii) repurchasing shares of capital stock; (viii) prepaying, redeeming or repurchasing debt; (ix) capital expenditures; (x) transactions with affiliates on less than arm's length basis; (xi) granting negative pledges other than to the administrative agent and the lenders; (xii) changing the principal nature of our business; (xiii) amending organizational documents, or amending or otherwise modifying any debt, any related document or any other material agreement in a manner materially adverse to the lenders; (xiv) changing accounting policies or reporting practices; and (xv) speculative hedging arrangements.

Financing Covenants. We will be required to maintain a maximum total leverage ratio and minimum interest coverage ratio. All of the financial covenants will be calculated on a consolidated basis and for each consecutive four fiscal quarter period, except that during the first year following the spin off closing date such measurements shall be annualized based upon results for the period of time since the spin off closing date.

Events of Default

The new senior secured credit facility will provide for customary events of default, including: (a) failure to pay principal when due, or to pay interest, fees or other amounts within three business days after the same becomes due; (b) any representation or warranty proving to have been materially incorrect when made or confirmed; (c) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after notice or knowledge of such failure; (d) cross-defaults to other indebtedness in an amount to be agreed in the loan documentation; (e) bankruptcy and insolvency defaults (with a 60-day grace period for involuntary proceedings); (f) unstayed monetary judgment defaults not covered by insurance or third party indemnity in an amount to be agreed in the loan documentation and nonmonetary judgment defaults that could reasonably be expected to have a Material Adverse Effect; (g) impairment of loan documentation, security or guarantees; (h) change of control; and (i) standard ERISA defaults.

New Senior Secured Second Lien Credit Facility

General

Upon the closing of the spin off, we expect a subsidiary of ours (the "Credit Subsidiary") to enter into a new senior secured second lien credit facility (the "Second Lien Facility") with Merrill Lynch Capital Corporation, Morgan Stanley Senior Funding, Inc. and certain other financial institutions providing for borrowings of $450.0 million. As the terms of the Second Lien Facility have not been agreed upon, those terms may differ from the terms set forth below and any such differences may be significant.

Guarantors and Collateral

The Second Lien Facility will be unconditionally guaranteed by us and each entity guaranteeing the new senior secured credit facility subject to the same exceptions and exclusions and release mechanics as those provided for by the new senior secured credit facility. The Second Lien Facility and the guarantees in respect thereof will be secured on a second-priority basis (subordinate only to the new senior secured credit facility and any permitted additions thereto or refinancings thereof) by substantially all of the assets that secure the new senior secured credit facility (subject to at least the same exceptions).

Maturity and Amortization

The final maturity of the Second Lien Facility shall be the seven year and six month anniversary of the closing of the spin off. The Second Lien Facility will not amortize and will be repaid in full on its maturity date.

Interest

At the option of the Credit Subsidiary, loans under the Second Lien Facility may be maintained from time to time as (i) Base Rate loans which bear interest at the Base Rate in effect from time to time (subject to certain exceptions) plus the applicable margin in effect from time to time or (ii) Eurodollar loans which shall bear interest at the Eurodollar Rate (adjusted for maximum reserves) as determined by the administrative agent for the respective interest period plus the applicable margin in effect from time to time. "Base Rate" is defined in the Second Lien Facility to mean, as of any time, the higher of (i) 1/2 of 1% in excess of the federal funds rate and (ii) the rate published in the Wall Street Journal as the "prime rate" (or equivalent), in each case as in effect from time to time.

Covenants

The Second Lien Facility will require us to comply with certain covenants will be substantially the same as provided in the new senior secured credit facility, subject to larger exceptions in certain covenants and less restrictive levels for financial covenants.

Events of Default

The Second Lien Facility will contain substantially the same events of default as the new senior secured credit facility, subject to, in certain cases, less restrictive levels.

Bridge Loan Facility

General

Upon the closing of the spin off, we expect to enter into a bridge loan facility (the "Bridge Loan Facility") with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. as bridge joint arrangers providing for borrowings of $500.0 million. As the terms of the Bridge Loan Facility have not been agreed upon, those terms may differ from the terms set forth below and any such differences may be significant.

Guarantors and Collateral

The Bridge Loan Facility will be unconditionally guaranteed by each entity guaranteeing the new senior secured credit facility. The Bridge Loan Facility will be unsecured.

Maturity

The Bridge Loan Facility will mature one year from the date of initial borrowings thereunder.

Interest

Interest on the Bridge Loan Facility shall be paid at the Applicable Interest Rate. "Applicable Interest Rate" will initially mean the 3-month Eurodollar Rate (adjusted for maximum reserves) as determined by the administrative agent plus a margin; provided that if the Bridge Loan Facility is not repaid in full by the end of the first three months following the issuance date, the Applicable Interest Rate otherwise in effect will increase by 0.5% and will thereafter increase by an additional 0.5% at the end of each subsequent three-month period for so long as the Bridge Loan Facility is outstanding, subject to a cap.

Covenants

The Bridge Loan Facility will contain covenants substantially the same as the covenants for the new senior secured credit facility. In addition, the Bridge Loan Facility will contain covenants requiring the delivery of certain financial information.

Events of Default

The Bridge Loan Facility will contain events of default substantially similar to the events of default for the new senior secured credit facility, in each case with exceptions, grace periods, baskets, materiality and qualifications to be mutually agreed upon.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 2-405.2 of MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment or other adjudication as material to the cause of action adjudicated in the proceeding. Our charter contains a provision that eliminates directors' and officers' liability to the maximum extent permitted by MGCL.

Section 2-418(d) of MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director of the corporation who has been successful, on the merits or otherwise, in the defense of any proceeding to which such director was made a party by reason of the director's service in that capacity. Section 2-418(b) permits a corporation to indemnify its present or former directors against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with any proceeding to which the director is made a party by reason of the director's service as a director, unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the director actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. If, however, the proceeding was one by or in the right of the corporation and the director was adjudged liable to the corporation, the corporation may not indemnify the director. MGCL also permits a Maryland corporation to pay a director's expenses in advance of the final disposition of an action to which the director is a party upon receipt by the corporation of (1) a written affirmation by the director of the director's good faith belief that the director has met the standard of conduct necessary for indemnification and (2) a written undertaking by or on behalf of the director to repay the amount advanced if it is ultimately determined that the director did not meet the necessary standard of conduct. Section 2-418 of the MGCL defines a director as any person who is or was a director of a corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or employee benefit plan. Section 2-418(j)(2) of MGCL also permits a Maryland corporation to indemnify and advance expenses to its officers, employees and agents to the extent that it may indemnify and advance expenses to its directors.

Our bylaws obligate us, to the maximum extent permitted by MGCL, to indemnify any of our present or former directors or officers or those of our subsidiaries who (1) is made a party to a proceeding by reason of such person's service in that capacity or (2) while a director or officer and at our request, serves or served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee from and against any claim or liability to which that person may become subject or which that person may incur by reason of such person's services in such capacity and to pay or reimburse that person's reasonable expenses in advance of final disposition of a proceeding. This indemnity could apply to liabilities under the Securities Act in certain circumstances.

Our bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to (1) a person who served a predecessor in any of the capacities described above or (2) any of our employees or agents, or any employee or agent of a predecessor.

We also maintain indemnity insurance as permitted by Section 2-418 of MGCL, pursuant to which our officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related losses under the Securities Act or the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Following the spin off, we will have a continuing relationship with Sara Lee as a result of the agreements we will enter into in connection with the spin off, including the master separation agreement and the master transition services agreement. For more information, see "Agreements with Sara Lee" and Note 20 to our Combined and Consolidated Financial Statements.

Certain of our directors and executive officers own Sara Lee common stock and vested Sara Lee options or are employees or former employees of Sara Lee. Following the spin off, we expect our directors and executive officers to beneficially own 12,342 shares of Sara Lee common stock and options to purchase another shares of Sara Lee common stock, in the aggregate, based on their holdings as of July 3, 2006.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee will select PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ended July 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

HANESBRANDS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Sara Lee Corporation:

In our opinion, the accompanying combined and consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Hanesbrands at June 28, 2003, July 3, 2004 and July 2, 2005 and the results of its operations and its cash flows for each of the three years in the period ended July 2, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined and consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
May 23, 2006

HANESBRANDS

Combined and Consolidated Statements of Income
(in thousands)

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Net sales	$4,669,665	$4,632,741	$4,683,683
Cost of sales	3,010,383	3,092,026	3,223,571
Gross profit	1,659,282	1,540,715	1,460,112
Selling, general and administrative expenses	1,126,065	1,087,964	1,053,654
Charges for (income from) exit activities	(14,397)	27,466	46,978
Income from operations	547,614	425,285	359,480
Interest expense	44,245	37,411	35,244
Interest income	(46,631)	(12,998)	(21,280)
Income before income taxes	550,000	400,872	345,516
Income tax expense (benefit)	121,560	(48,680)	127,007
Net income	$ 428,440	$ 449,552	$ 218,509

The accompanying notes are an integral part of the Combined and Consolidated Financial Statements.

HANESBRANDS

Combined and Consolidated Balance Sheets
(in thousands)

	June 28, 2003	July 3, 2004	July 2, 2005
Assets			
Cash and cash equivalents	$ 289,816	$ 674,154	$1,080,799
Trade accounts receivable, less allowances of $56,112 in 2003, $59,908 in 2004 and $47,829 in 2005	526,996	525,721	575,094
Due from related entities	57,646	73,430	26,194
Inventories	1,237,238	1,312,860	1,262,557
Funding receivable with parent companies	94,803	55,379	—
Notes receivable from parent companies	305,499	432,748	90,551
Deferred tax assets	42,166	35,710	30,745
Other current assets	48,699	104,672	59,800
Total current assets	2,602,863	3,214,674	3,125,740
Property, net	653,803	601,224	558,657
Trademarks and other identifiable intangibles, net	168,522	152,814	145,786
Goodwill	278,849	278,610	278,781
Deferred tax assets	161,364	144,416	118,762
Other noncurrent assets	50,172	11,020	9,428
Total assets	$3,915,573	$4,402,758	$4,237,154
Liabilities and Parent Companies' Equity			
Accounts payable	$ 203,983	$ 192,488	$ 196,455
Due to related entities	73,733	97,592	59,943
Accrued liabilities:			
Payroll and employee benefits	145,781	106,116	115,080
Advertising and promotion	70,695	61,513	62,855
Exit activities	7,286	29,857	51,677
Other	164,472	150,994	137,821
Notes payable to banks	—	—	83,303
Funding payable with parent companies	—	—	317,184
Notes payable to parent companies	546,674	478,295	228,152
Notes payable to related entities	398,168	436,387	323,046
Capital lease obligations	4,643	5,322	4,753
Deferred tax liabilities	13,439	10,890	964
Total current liabilities	1,628,874	1,569,454	1,581,233
Capital lease obligations	10,054	7,200	6,188
Deferred tax liabilities	6,599	—	7,171
Other noncurrent liabilities	32,598	28,734	40,200
Total liabilities	1,678,125	1,605,388	1,634,792
Parent companies' equity:			
Parent companies' equity investment	2,267,525	2,829,738	2,620,571
Accumulated other comprehensive loss	(30,077)	(32,368)	(18,209)
Total parent companies' equity	2,237,448	2,797,370	2,602,362
Total liabilities and parent companies' equity	$3,915,573	$4,402,758	$4,237,154

The accompanying notes are an integral part of the Combined and Consolidated Financial Statements.

HANESBRANDS

Combined and Consolidated Statements of Parent Companies' Equity
(in thousands)

	Parent companies' equity investment	Accumulated other comprehensive loss	Total	Comprehensive income
Balances at June 29, 2002	**$1,795,613**	**$(32,789)**	**$1,762,824**	
Net income	428,440	—	428,440	$428,440
Translation adjustments	—	2,915	2,915	2,915
Net unrealized loss on qualifying cash flow hedges, net of tax	—	(203)	(203)	(203)
Comprehensive income				$431,152
Net transactions with parent companies	43,472	—	43,472	
Balances at June 28, 2003	**2,267,525**	**(30,077)**	**2,237,448**	
Net income	449,552	—	449,552	$449,552
Translation adjustments	—	(6,680)	(6,680)	(6,680)
Net unrealized gain on qualifying cash flow hedges, net of tax	—	4,389	4,389	4,389
Comprehensive income				$447,261
Net transactions with parent companies	112,661	—	112,661	
Balances at July 3, 2004	**2,829,738**	**(32,368)**	**2,797,370**	
Net income	218,509	—	218,509	$218,509
Translation adjustments	—	15,187	15,187	15,187
Net unrealized loss on qualifying cash flow hedges, net of tax	—	(1,028)	(1,028)	(1,028)
Comprehensive income				$232,668
Net transactions with parent companies	(427,676)	—	(427,676)	
Balances at July 2, 2005	**$2,620,571**	**$(18,209)**	**$2,602,362**	

The accompanying notes are an integral part of the Combined and Consolidated Financial Statements.

HANESBRANDS

Combined and Consolidated Statements of Cash Flows
(in thousands)

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Operating Activities:			
Net income	$ 428,440	$449,552	$ 218,509
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	101,420	105,517	108,791
Amortization of intangibles	7,235	8,712	9,100
Impairment charges on intangibles	—	8,880	—
Non-cash charges for (income from) exit activities	(14,397)	(1,548)	2,064
Increase in deferred taxes	27,455	31,259	66,710
Other	(3,065)	4,842	1,942
Changes in current assets and liabilities, net of business acquired:			
(Increase) decrease in trade accounts receivable	(361,245)	2,553	(39,572)
Decrease (increase) in inventories	(49,027)	(78,154)	58,924
Decrease (increase) in other current assets	2,994	(1,727)	45,351
Decrease (increase) in due to and from related entities	527,786	(8,827)	19,972
Increase (decrease) in accounts payable	(25,378)	(12,005)	1,076
Increase (decrease) in accrued liabilities	(148,232)	(37,618)	14,004
Net cash from operating activities	493,986	471,436	506,871
Investing Activities:			
Purchases of property and equipment	(85,421)	(63,633)	(67,135)
Acquisition of business	—	—	(1,700)
Proceeds from sales of assets	7,181	4,507	8,959
Other	944	(2,133)	(204)
Net cash used in investing activities	(77,296)	(61,259)	(60,080)
Financing Activities:			
Principal payments on capital lease obligations	(4,853)	(4,730)	(5,442)
Net transactions with parent companies	16,684	(13,782)	4,499
Borrowings on notes payable to banks	71,073	79,987	88,849
Repayments on notes payable to banks	(71,073)	(79,987)	(5,546)
Net transactions with related entities	(3,327)	16,877	(10,378)
Repayments on notes payable to related entities	(241,586)	(24,178)	(113,359)
Net cash used in financing activities	(233,082)	(25,813)	(41,377)
Effect of changes in foreign exchange rates on cash	(42)	(26)	1,231
Increase in cash and cash equivalents	183,566	384,338	406,645
Cash and cash equivalents at beginning of year	106,250	289,816	674,154
Cash and cash equivalents at end of year	$ 289,816	$674,154	$1,080,799

The accompanying notes are an integral part of the Combined and Consolidated Financial Statements.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements
(dollars in thousands, except per share data)

(1) Background

On February 10, 2005, Sara Lee Corporation ("Sara Lee") announced an overall Transformation Plan to drive long-term growth and performance, which included spinning off Sara Lee's apparel business in the Americas and Asia, referred to as Branded Apparel Americas and Asia within these Combined and Consolidated Financial Statements. The Transformation Plan announcement followed the January 25, 2005 announcement of Sara Lee's intent to sell its European branded apparel business and private label business in the United Kingdom in separate transactions. The European branded apparel business was subsequently sold on February 6, 2006. In connection with the spin off, Sara Lee has incorporated Hanesbrands Inc., a Maryland corporation (the Registrant), to which it will transfer the assets and liabilities that relate to the Branded Apparel Americas and Asia business. References to "Hanesbrands" or the "Company" refer to the Branded Apparel Americas and Asia business that will be contributed to Hanesbrands Inc. in the spin off.

The Company is a consumer goods company with a portfolio of leading apparel brands, including *Hanes, Champion, Playtex, Bali, Just My Size, barely there* and *Wonderbra*. The Company designs, manufactures, sources and sells a broad range of apparel essentials products such as t-shirts, bras, panties, men's underwear, kids' underwear, socks, hosiery, casualwear and activewear.

The Company owns and operates production facilities in the U.S., Canada, Latin America and Asia. Additional third-party sourcing arrangements exist in Latin America and Asia.

Cotton is the primary raw material used in the manufacture of many of the Company's products. The costs for cotton yarn and cotton-based textiles vary based upon the fluctuating and often volatile cost of cotton, which is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond the control of the Company. In addition, fluctuations in crude oil or petroleum may also influence the prices of related items used in the Company's business such as chemicals, dyes, polyester yarn and foam. Prices for raw materials fluctuate based upon supply and demand in the marketplace.

The Company's products are sold through multiple distribution channels including mass merchants, national chains, traditional department stores, wholesale clubs, sporting goods retailers, food, drug and variety stores, off-price retailers, specialty stores and third-party embellishers. The Company's sales are seasonal in that sales are typically higher in the first two quarters of each fiscal year (July to December). Socks, hosiery and fleece products generally have higher sales during this period as a result of cooler weather, back-to-school shopping and holidays. Sales levels in a period are also impacted by customers' decisions to increase or decrease their inventory levels in response to anticipated consumer demand.

(2) Basis of Presentation

These Combined and Consolidated Financial Statements of Hanesbrands reflect the historical financial position, results of operations and cash flows of Sara Lee's branded apparel business in the Americas and Asia during each respective period. These Combined and Consolidated Financial Statements do not include the European branded apparel operations or private label business in the U.K., which have historically been operated and managed separately from the Branded Apparel Americas and Asia business. Under Sara Lee's ownership, certain Branded Apparel Americas and Asia operations were divisions of Sara Lee and not separate legal entities, while Branded Apparel Americas and Asia foreign operations were subsidiaries of Sara Lee. Because a direct ownership relationship did not exist among the various units comprising the Branded Apparel Americas and Asia

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

business, Sara Lee's parent companies' equity investment is shown in lieu of stockholders' equity in the Combined and Consolidated Financial Statements. Within these financial statements, entities that are part of Sara Lee's consolidated results of operations, but are not part of Branded Apparel Americas and Asia as defined above, are referred to as "related entities." These historical Combined and Consolidated Financial Statements have been prepared using Sara Lee's historical cost basis in the assets and liabilities and the results of Branded Apparel Americas and Asia. The financial information included herein may not reflect the consolidated financial position, operating results, changes in parent companies' equity investment and cash flows of Branded Apparel Americas and Asia in the future, and does not reflect what they would have been had Branded Apparel Americas and Asia been a separate, stand alone entity during the periods presented. On the separation date, Hanesbrands Inc. will begin operating as a separate independent publicly traded company.

Branded Apparel Americas and Asia historically has utilized the services of Sara Lee for certain functions. These services include providing working capital, as well as certain legal, finance, internal audit, financial reporting, tax advisory, insurance, global information technology, environmental matters and human resource services, including various corporate-wide employee benefit programs. The cost of these services has been allocated to Hanesbrands and included in the Combined and Consolidated Financial Statements. The allocations have been determined on the basis which the Sara Lee and Branded Apparel Americas and Asia businesses considered to be reasonable reflections of the utilization of services provided by Sara Lee. A more detailed discussion of the relationship with Sara Lee, including a description of the costs which have been allocated to the Branded Apparel Americas and Asia business, as well as the method of allocation, is included in Note 20 to the Combined and Consolidated Financial Statements.

The Company's fiscal year ends on the Saturday closest to June 30. Fiscal years 2003, 2004 and 2005 included 52, 53 and 52-weeks, respectively. Unless otherwise stated, references to years relate to fiscal years.

(3) Summary of Significant Accounting Policies

(a) Combination and Consolidation

The Combined and Consolidated Financial Statements include the accounts of the Company, its controlled divisions and subsidiary companies which are majority owned entities, and the accounts of variable interest entities ("VIEs") for which the Company is deemed the primary beneficiary, as defined by the Financial Accounting Standards Board's ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities ("FIN 46")* and related interpretations. Excluded from the accounts of the Company are Sara Lee entities which maintain legal ownership of certain of the Company's divisions ("Parent Companies"). The results of companies acquired or disposed of during the year are included in the Combined and Consolidated Financial Statements from the effective date of acquisition, or up to the date of disposal. All intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the FASB issued FIN 46, which addresses consolidation by business enterprises of VIEs that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest.

Throughout calendar 2003, the FASB released numerous proposed and final FASB Staff Positions ("FSPs") regarding FIN 46, which both clarified and modified FIN 46's provisions. In December 2003, the FASB issued Interpretation No. 46 ("FIN 46-R"), which replaced FIN 46. FIN 46-R retains many of the basic concepts

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

introduced in FIN 46; however, it also introduced a new scope exception for certain types of entities that qualify as a "business" as defined in FIN 46-R, revised the method of calculating expected losses and residual returns for determination of the primary beneficiary, included new guidance for assessing variable interests, and codified certain FSPs on FIN 46. The Company adopted the provisions of FIN 46-R in 2004.

The Company assessed its business relationship and the underlying contracts with certain vendors, as well as all other investments in businesses historically accounted for under the equity method, and determined that consolidation of two VIEs was required.

During the period from June 2002 through June 2005, the Company entered into a fixed supply contract with a third party sewing operation. The Company has evaluated the contract, and although the Company has no equity interest in the business, it was determined that it is the primary beneficiary and beginning in 2004, the Company consolidated the business. Beginning in 2005, the Company consolidated a second VIE, an Israeli manufacturer and supplier of yarn. The Company has a 49% ownership interest in the Israeli joint venture, however, based upon certain terms of the supply contract, the Company has a disproportionate share of expected losses and residual returns.

The effect of consolidating the above mentioned VIEs was the inclusion of $2,500 of total assets and $2,500 of total liabilities at July 3, 2004 and the inclusion of $21,396 of total assets and $13,219 of total liabilities at July 2, 2005 on the Combined and Consolidated Balance Sheets.

(b) Use of Estimates

The preparation of Combined and Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, and certain financial statement disclosures at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Foreign Currency Translation

Foreign currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of other comprehensive income within parent companies' equity. The Company translates the results of operations of its foreign operations at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions, the amounts of which are not material for any of the periods presented, are included in the "Selling, general and administrative expenses" line of the Combined and Consolidated Statements of Income.

(d) Sales Recognition and Incentives

The Company recognizes sales when title and risk of loss passes to the customer. The Company records a reduction for returns and allowances based upon historical return experience. The Company earns royalty revenues through license agreements with manufacturers of other consumer products that incorporate the Company's brands. These amounts were $22,463 in 2003, $27,725 in 2004 and $28,532 in 2005. The Company accrues revenue earned under these contracts based upon reported sales from the licensee. The Company offers a

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

variety of sales incentives to resellers and consumers of its products, and the policies regarding the recognition and display of these incentives within the Combined and Consolidated Statements of Income are as follows:

Discounts, Coupons and Rebates

The Company recognizes the cost of these incentives at the later of the date at which the related sale is recognized or the date at which the incentive is offered. The cost of these incentives is estimated using a number of factors, including historical utilization and redemption rates. Substantially all cash incentives of this type are included in the determination of net sales. The Company generally includes incentives offered in the form of free products in the determination of cost of sales.

Volume-Based Incentives

These incentives typically involve rebates or refunds of cash that are redeemable only if the reseller completes a specified number of sales transactions. Under these incentive programs, the Company estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The Company generally includes these amounts in the determination of net sales.

Cooperative Advertising

Under these arrangements, the Company agrees to reimburse the reseller for a portion of the costs incurred by the reseller to advertise and promote certain of the Company's products. The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity first takes place. The Company generally includes the costs of these incentives in the determination of net sales.

Fixtures and Racks

Store fixtures and racks are periodically provided to resellers to display Company products. The Company expenses the cost of these fixtures and racks in the period in which they are delivered to the resellers. The Company generally includes the costs of these amounts in the determination of net sales.

(e) Advertising Expense

Advertising costs, which include the development and production of advertising materials and the communication of these materials through various forms of media, are expensed in the period the advertising first takes place. The Company recognized advertising expense in the "Selling, general and administrative expenses" caption in the Combined and Consolidated Statements of Income of $182,853 in 2003, $188,695 in 2004 and $179,980 in 2005.

(f) Shipping and Handling Costs

Revenue received for shipping and handling costs, which is immaterial for all periods presented, is included in net sales. Shipping costs, that comprise payments to third party shippers, and handling costs, which consist of warehousing costs in the Company's various distribution facilities, were $239,902 in 2003, $246,353 in 2004 and $246,770 in 2005. The Company recognizes shipping, handling and distribution costs in the "Selling, general and administrative expenses" line of the Combined and Consolidated Statements of Income.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(g) Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents. A significant portion of our cash and cash equivalents are in the Company's bank accounts that are part of Sara Lee's global cash funding system. With respect to accounts in the Sara Lee global cash funding system, the bank has a right to offset the accounts of the Company against the other Sara Lee accounts.

(h) Accounts Receivable Valuation

Accounts receivable are stated at their net realizable value. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information.

(i) Inventory Valuation

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method for 95% of the Company's inventories at July 2, 2005, and by the last-in, first-out ("LIFO") method for the remainder. There was no difference between the FIFO and LIFO inventory valuation at June 28, 2003, July 3, 2004 or July 2, 2005. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases are reflected as reductions in the cost of the related inventory item, and are therefore reflected in cost of sales when the related inventory item is sold. Obsolete, damaged and excess inventory is carried at net realizable value, which is determined by assessing historical recovery rates, current market conditions and our future marketing and sales plans.

(j) Property

Property is stated at historical cost and depreciation expense is computed using the straight-line method over the lives of the assets. Machinery and equipment is depreciated over periods ranging from 3 to 25 years and buildings and building improvements over periods of up to 40 years. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repairs and maintenance costs are expensed as incurred. Upon sale or disposition of a property element, the cost and related accumulated depreciation are removed from the accounts.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, several periods of operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not permitted under U.S. generally accepted accounting principles.

(k) Trademarks and Other Identifiable Intangible Assets

The primary identifiable intangible assets of the Company are trademarks and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

estimated useful life of a finite-lived intangible asset is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. Finite-lived trademarks are being amortized over periods ranging from 5 to 30 years, while computer software is being amortized over periods ranging from 2 to 10 years.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used in evaluating elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least annually and as triggering events occur. The impairment test for identifiable intangible assets not subject to amortization consists of comparing the fair value of the intangible asset to its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. In assessing fair value, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of intangible asset impairment.

(l) Goodwill

Goodwill is the amount by which the purchase price exceeds the fair value of the assets acquired and liabilities assumed in a business combination. When a business combination is completed, the assets acquired and liabilities assumed are assigned to the reporting unit or units of the Company given responsibility for managing, controlling and generating returns on these assets and liabilities. Reporting units are generally business components one level below the operating segment for which discrete financial information is available and reviewed by segment management. In many instances, all of the acquired assets and assumed liabilities are assigned to a single reporting unit and in these cases all of the goodwill is assigned to the same reporting unit. In those situations in which the acquired assets and liabilities are allocated to more than one reporting unit, the goodwill to be assigned to each reporting unit is determined in a manner similar to how the amount of goodwill recognized in a business combination is determined.

Goodwill is not amortized; however, it is assessed for impairment at least annually and as triggering events occur. The annual review is performed in the second quarter of each fiscal year. Recoverability of goodwill is evaluated using a two-step process. The first step involves comparing the fair value of a reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves comparing the implied fair value to the carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to such excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

(m) Investments in Affiliates

The Company uses the equity method of accounting for its investments in and earnings or losses of affiliates that it does not control but over which it does exert significant influence. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate's industry), a write-down would be recorded to estimated fair value.

(n) Stock-Based Compensation

Sara Lee maintains certain stock-based compensation plans that enable Sara Lee to grant awards to all employees, including the Company's employees, in the form of Sara Lee equity-based instruments. The Company recognizes the cost of employee services received in exchange for Sara Lee equity-based instruments in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). APB 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount an employee must pay to acquire the stock. Compensation expense for substantially all equity-based awards is measured on the date the equity-based award is granted. Under APB 25, no compensation expense was recognized for stock options, replacement stock options and shares purchased by our employees under the Sara Lee Employee Stock Purchase Plan ("ESPP"). Compensation expense was recognized under the provisions of APB 25 for the cost of Sara Lee restricted stock unit ("RSU") awards granted to executives. Sara Lee utilizes two types of RSU awards.

A substantial portion of these RSUs vest solely upon continued future service to Sara Lee. The cost of these awards is determined using the fair value of shares on the date of grant, and compensation is recognized ratably over the period during which the employees provide the requisite service to Sara Lee.

A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares awarded at the end of the performance period. At interim dates, Sara Lee determines the expected compensation expense using the estimated number of shares to be earned and the change in the market price of the shares from the beginning to the end of the period.

Had the cost of employee services received in exchange for equity-based awards been recognized based on the grant-date fair value of those instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-based Compensation* ("SFAS 123"), the Company's net income would have been impacted as shown in the following table:

	Years Ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Reported net income	$428,440	$449,552	$218,509
Plus—stock-based employee compensation included in reported net income, net of related tax effects	2,758	4,270	6,606
Less—total stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(11,697)	(9,402)	(10,854)
Pro forma net income	$419,501	$444,420	$214,261

(o) Income Taxes

Income taxes are prepared on a separate return basis as if the Company had been a group of separate legal entities. As a result, actual tax transactions that would not have occurred had the Company been a separate entity

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

have been eliminated in the preparation of these Combined and Consolidated Financial Statements. In the periods presented, there was no formal tax sharing agreement between the Company and Sara Lee.

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Given continuing losses in certain jurisdictions in which the Company operates on a separate return basis, a valuation allowance has been established for the full value of the net deferred tax assets in these specific locations. Net operating loss carryforwards, charitable contribution carryforwards and capital loss carryforwards have been determined in these Combined and Consolidated Financial Statements as if the Company had been a group of legal entities separate from Sara Lee, which results in different carryforward amounts than those shown by Sara Lee. Sara Lee periodically estimates the probable tax obligations using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the Company transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to or further interpretations of regulations. The Company adjusts its income tax expense in the period in which these events occur. If such changes take place, there is a risk that the tax rate may increase or decrease in any period.

(p) Financial Instruments

The Company uses financial instruments, including forward exchange, option and swap contracts, to manage its exposures to movements in interest rates and foreign exchange rates. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivative contracts.

The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges of specific assets, liabilities, firm commitments or forecasted transactions. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting, and any deferred gains or losses are recorded in the "Selling, general and administrative expenses" of the Combined and Consolidated Financial Statements.

Derivatives are recorded in the Combined and Consolidated Balance Sheets at fair value in other assets and other liabilities. The fair value is based upon either market quotes for actively traded instruments or independent bids for nonexchange traded instruments.

On the date the derivative is entered into, the Company designates the type of derivative as a fair value hedge, cash flow hedge, net investment hedge or a natural hedge, and accounts for the derivative in accordance with its designation.

Natural Hedge

A derivative used as a hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item is designated a natural hedge. For derivatives designated as natural hedges, changes in fair value are reported in earnings in the "Selling, general and administrative expenses" line of the Combined and Consolidated Statements of Income. Forward exchange contracts are recorded as natural hedges when the hedged item is a recorded asset or liability that is revalued in each accounting period, in accordance with SFAS No. 52, *Foreign Currency Translation*.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Cash Flow Hedge

A hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability is designated as a cash flow hedge. The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is recorded in the "Accumulated other comprehensive loss" line of the Combined and Consolidated Balance Sheets. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income (loss) is reported on the same line in the Combined and Consolidated Statements of Income as the hedged item. In addition, both the fair value of changes excluded from the Company's effectiveness assessments and the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are reported in the "Selling, general and administrative expenses" line in the Combined and Consolidated Statements of Income.

(q) Business Acquisitions

All business acquisitions have been accounted for under the purchase method. Cash, the fair value of other assets distributed, securities issued unconditionally, and amounts of consideration that are determinable at the date of acquisition are included in determining the cost of an acquired business.

(r) Recently Issued Accounting Standards

Following is a discussion of recently issued accounting standards that became effective for the Company at the beginning of 2006.

Share-Based Payments

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"), *"Share-Based Payments,"* the provisions of which became effective for the Company on July 3, 2005. This Statement eliminates the alternative to use APB No. 25's intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued. SFAS No. 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. While the fair-value-based method prescribed by SFAS No. 123R is similar to the fair-value-based method disclosed under the provisions of SFAS No. 123 in most respects, there are some differences.

The Company adopted the provisions of SFAS No. 123R at the beginning of 2006, and applied the modified prospective transition method in which compensation cost is recognized for all share-based payments granted after the beginning of 2006, plus awards granted to employees prior to 2006 that remained unvested at that time. The Company did not have a significant number of awards that remained unvested at the beginning of 2006. Under this method of adoption, no restatement of prior periods was made.

SFAS No. 123R did not have a material impact on the Company's results of operating cash flows or financial position upon adoption. However, had SFAS No. 123R been adopted in prior periods, the effect would have approximated the SFAS No. 123 pro forma net income and earnings per share disclosures shown in section (n) of this note to the Combined and Consolidated Financial Statements.

Exchange of Nonmonetary Assets

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, *"Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29,"* ("SFAS No. 153") which clarifies that all nonmonetary transactions that have commercial substance should be recorded at fair value. SFAS No. 153 became effective for the Company in 2006, and did not have a material effect on the Company's results of operations, cash flows or financial position.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Inventory Costs

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, *"Inventory Costs"* ("SFAS No. 151"). The provisions of this statement became effective for the Company in 2006. SFAS No. 151 amends the existing guidance on the recognition of inventory costs to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Existing rules indicate that under some circumstances, items such as idle facility expense, excessive spoilage, double freight and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company's existing policies with regard to inventory accounting are consistent with the provisions of SFAS No. 151 and the adoption of this Statement did not have a material impact on the valuation of inventory or operating results.

(4) Stock-Based Compensation

Sara Lee maintains various equity-based compensation arrangements, including stock option, employee stock purchase and stock award plans in which the Company's employees participated in the periods presented. The cost of these equity-based programs has been included in the Company's financial results where applicable. The following disclosures represent the Company's portion of the various equity compensation arrangements maintained by Sara Lee in which the Company's employees participated.

The Company recognizes employee services received in exchange for equity instruments in accordance with the provisions of APB 25. Under APB 25, no compensation expense was recognized for stock options, replacement stock options and shares purchased under the ESPP. Compensation expense is however recognized for the cost of restricted stock unit awards granted to employees under the provisions of APB 25.

(a) Stock Options

The exercise price of stock options awarded in the periods presented equals or exceeds the market price of Sara Lee's stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally vest ratably over three years.

Under certain Sara Lee stock option plans, an active employee could receive a replacement stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option, and the replacement option will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date. Beginning in 2006, Sara Lee discontinued the granting of replacement stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Expected lives	4.0 years	3.4 years	3.3 years
Risk-free interest rate	2.6%	2.4%	3.3%
Expected volatility	29.7	25.5	23.0
Dividend yield	3.3	3.5	3.4

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

A summary of the changes in stock options outstanding to the Company's employees under Sara Lee's option plans during the years ended June 28, 2003, July 3, 2004 and July 2, 2005 is presented below:

Options in thousands	Securities underlying options	Weighted average exercise price per share
Outstanding at June 29, 2002	21,369	$20.74
Granted	2,096	19.36
Exercised	(2,350)	17.46
Canceled/expired	(1,107)	22.53
Net transfers in	31	20.14
Outstanding at June 28, 2003	20,039	20.87
Granted	1,312	21.55
Exercised	(3,506)	17.56
Canceled/expired	(1,158)	23.04
Net transfers in	503	22.73
Outstanding at July 3, 2004	17,190	21.44
Granted	1,141	23.15
Exercised	(3,395)	19.64
Canceled/expired	(1,002)	24.24
Net transfers in	399	21.81
Outstanding at July 2, 2005	14,333	21.82

Net transfers in or out relate to the Company employees who have transferred to the Company from other Sara Lee divisions (or vice versa) during the fiscal year. Thus, outstanding stock options at each fiscal year end represent options held by employees of the Company's divisions as of the end of the reporting period. Pro-forma stock option compensation expense is presented in note 3 to the Combined and Consolidated Financial Statements for applicable employees during their service period.

The following table summarizes information about Sara Lee's stock options held by the Company's employees outstanding at July 2, 2005 under the Sara Lee plans:

Options in thousands	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at July 2, 2005	Weighted average remaining contractual life (yrs.)	Weighted average exercise price per share	Number exercisable at July 2, 2005	Weighted average exercise price per share
$ 13.72 – 20.53	4,895	3.5	$18.93	4,479	$18.97
$ 20.54 – 22.66	4,788	4.6	22.13	4,788	22.13
$ 22.67 – 31.60	4,650	3.0	24.55	4,650	24.55
$ 13.72 – 31.60	14,333	3.7	21.82	13,917	21.92

At June 28, 2003 and July 3, 2004, the number of stock options exercisable was 16,570 and 14,666, respectively, with weighted average exercise prices per share of $20.99 and $21.54, respectively. Stock options available for future grant by Sara Lee at the end of 2003, 2004 and 2005 were 62,825, 65,367 and 63,940, respectively. The weighted average fair value of individual stock options granted during 2003, 2004 and 2005 was $3.77, $3.26 and $3.39, respectively.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(b) Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") permitted eligible full-time employees to purchase a limited number of shares of Sara Lee common stock at 85% of market value. For U.S. employees, the 15% discount was eliminated in the first quarter of 2006. Under the plan, Sara Lee sold 627,473, 530,319, and 448,846 shares to the Company's employees in 2003, 2004 and 2005, respectively. Pro forma compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions include an expected life of ¼ of a year and weighted average risk-free interest rates of 1.3% in 2003, 1.0% in 2004 and 2.3% in 2005. Other underlying assumptions are consistent with those used for the Sara Lee stock option plans described above. The weighted average fair value of individual options granted during 2003, 2004 and 2005 was $4.09, $3.81 and $4.06, respectively.

(c) Employee Stock Ownership Plan

Sara Lee maintains an Employee Stock Ownership Plan ("ESOP") that provides a retirement benefit for non-union domestic employees in which the Company's employees participate. Each year, Sara Lee makes contributions that, with the dividends on the common stock held by the ESOP, are used to pay loan interest and principal. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of the total principal and interest payments over the remaining life of the loan. Plan expense for Sara Lee is recognized in accordance with Emerging Issues Task Force Opinion 89-8. Total expenses charged to the Company for the ESOP were $8,416, $6,352 and $3,204, for 2003, 2004 and 2005, respectively.

(d) Stock Unit Awards

RSUs are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals or continued employment through a certain date, the RSUs are converted into shares of Sara Lee common stock on a one-for-one basis and issued to the employees. Awards granted in 2003, 2004 and 2005 were 518,698 units, 510,715 units and 840,618 units, respectively. The fair value of the awards on the date of grant in 2003, 2004 and 2005 was $9,675, $9,470 and $18,567, respectively. Compensation expense for these plans in 2003, 2004 and 2005 was $4,514, $6,989 and $10,811, respectively.

(5) Exit Activities

The reported results for 2003, 2004 and 2005 reflect amounts recognized for exit and disposal actions, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The impact of these costs (income) on income before income taxes is summarized as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Exit and disposal programs:			
2005 Restructuring actions	$ —	$ —	$54,012
2004 Restructuring actions	—	29,014	(2,352)
Business Reshaping	(14,397)	(1,548)	(133)
(Increase) decrease in income before income taxes	$(14,397)	$27,466	$51,527

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The following table illustrates where the costs (income) associated with these actions are recognized in the Combined and Consolidated Statements of Income.

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Selling, general and administrative expenses	$ —	$ —	$ 4,549
Charges for (income from) exit activities	(14,397)	27,466	46,978
(Increase) decrease in income before income taxes	$(14,397)	$27,466	$51,527

The impact of these costs (income) on the Company's business segments is summarized as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 4, 2005
Innerwear	$ (5,407)	$ 7,904	$19,735
Outerwear	(93)	5,684	17,437
Hosiery	(1,437)	2,420	2,986
International	(7,347)	8,914	4,536
(Increase) decrease in operating segment income	(14,284)	24,922	44,694
(Decrease) increase in general corporate expense	(113)	2,544	6,833
(Increase) decrease in income from operations	$(14,397)	$27,466	$51,527

2005 Restructuring Actions

During 2005, the Company approved a series of actions to exit certain defined business activities and to lower its cost structure. Each of these actions was to be completed within a 12-month period after being approved. The net impact of these actions was to reduce income before income taxes by $54,012 and these actions impacted the operating income of the Company's business segments as follows: Innerwear—a charge of $21,679; Outerwear—a charge of $17,508; Hosiery—a charge of $3,219; International—a charge of $4,773; and Corporate—a charge of $6,833. The components of the net charges are as follows:

- $46,622 of the net charge represents costs associated with the planned terminations of 1,126 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group. The specific locations of these employees are summarized in a table contained in this note. This charge is reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income. As of the end of 2005, 188 employees had been terminated and the severance obligation remaining in accrued liabilities on the Combined and Consolidated Balance Sheet was $46,127.

- $2,841 of the net charge represents costs for certain noncancelable lease and other contractual obligations. This charge is reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income. The lease costs relate to the exit of 11 retail stores by the Innerwear segment. As of the end of 2005, the retail spaces had been exited, and there are no remaining obligations owed to third parties.

- $4,549 of the net charge represents accelerated depreciation of certain leasehold improvements within the Innerwear segment. This charge is reflected in the "Selling, general and administrative expenses" line of the Combined and Consolidated Statement of Income.

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The following table summarizes the charges taken for the exit activities approved during 2005 and the related status as of July 2, 2005. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid in the next three years.

	Cumulative Exit Costs Recognized	Non Cash Charges	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$46,622	$ —	$ (495)	$46,127
Noncancelable lease and other contractual obligations	2,841	—	(2,841)	—
Accelerated depreciation	4,549	(4,549)	—	—
	$54,012	$(4,549)	$(3,336)	$46,127

The following table summarizes planned and actual employee terminations by location and business segment as of July 2, 2005:

Number of Employees	Innerwear	Outerwear	Hosiery	International	Corporate	Total
United States	251	95	70	—	355	771
Canada	—	—	—	216	—	216
Mexico	—	—	—	139	—	139
	251	95	70	355	355	1,126
Actions Completed	149	—	—	39	—	188
Actions Remaining	102	95	70	316	355	938
	251	95	70	355	355	1,126

2004 Restructuring Actions

During 2004, the Company approved a series of actions to exit certain defined business activities and lower its cost structure. In 2004, these actions reduced income before income taxes by $29,014 and decreased the operating results of the Company's business segments as follows: Innerwear—$9,240; Outerwear—$5,706; Hosiery—$2,482; International—$9,042; and Corporate—$2,544.

During 2005, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $2,352 to income before income taxes. The $2,352 is composed of a credit for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees originally targeted for termination not being severed as originally planned. This adjustment is reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income and increased the operating results of the Company's business segments as follows: Innerwear—$1,811; Outerwear—$71; Hosiery—$233; and International—$237.

After combining the amounts recognized in 2004 and 2005, the exit activities completed by the Company under these action plans reduced income before income taxes by a total of $26,662. This charge reflects the cost associated with terminating 4,425 employees and providing them with severance benefits in accordance with existing benefit plans or local employment laws. The specific locations of these employees are summarized in a table contained in this note. This cumulative charge is reflected in the "Charges for (income from) exit activities" line in the Combined and Consolidated Statements of Income for 2004 and 2005. As of the end of 2005, all of the employees have been terminated and the severance obligation remaining in accrued liabilities on the Combined and Consolidated Balance Sheet was $3,024.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The following table summarizes the cumulative charges taken for the exit activities approved during 2004 and the related status at July 2, 2005. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid in the next two years.

	Exit Costs Recognized	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$26,662	$(23,638)	$3,024

The following table summarizes the employee terminations by location and business segment. All actions were completed at July 2, 2005.

Number of Employees	United States	Puerto Rico and Latin America	Total
Innerwear	319	950	1,269
Outerwear	46	2,549	2,595
Hosiery	185	—	185
International	—	353	353
Corporate	23	—	23
Total	573	3,852	4,425

Business Reshaping

Beginning in the second quarter of 2001, the Company's management approved a series of actions to exit certain defined business activities. The final series of actions was approved in the second quarter of 2002. Each of these actions was to be completed in a 12-month period after being approved. All actions included in this program have been completed. The impact of these actions on income before income taxes is described below.

During 2003, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $14,397 to income before income taxes. The $14,397 consists of a $9,627 credit for employee termination benefits, a credit of $2,331 for noncancelable leases and other third-party obligations, a $2,212 credit for previously recognized losses on the disposal of property and equipment, and a $227 credit for previously recognized losses on disposal of inventories. Actual severance benefits were lower than originally anticipated as a result of certain employees leaving the Company prior to their involuntary termination and other employees not being severed as originally planned. As a result, the related severance accruals for these actions were no longer required. The adjustment recognized for the disposal of property and equipment resulted primarily from the receipt of cash proceeds that exceeded prior estimates. The adjustment for noncancelable leases and other third-party obligations resulted primarily from settling these liabilities for less than originally estimated. These adjustments are reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income and increased the operating income of the Company's business segments as follows: Innerwear—$5,407; Outerwear—$93; Hosiery—$1,437; International—$7,347; and Corporate—$113.

During 2004, exit activities were completed for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $1,548 to income before income taxes. The $1,548 consists of a $147 credit for employee termination benefits, a credit of $1,352 for noncancelable leases and other third-party obligations, and a credit of $49 for previously recognized losses on the disposal of property and equipment. The adjustment for severance benefits resulted from the actual

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

costs to settle the termination benefits being lower than expected. The adjustment for noncancelable leases and other third-party obligations resulted from settling these liabilities for less than originally estimated. These adjustments are reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income and increased the operating income of the Company's business segments as follows: Innerwear—$1,336; Outerwear—$22; Hosiery—$62; and International—$128.

During 2005, certain noncancelable lease and other contractual obligations under this program were settled for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $133 to income before income taxes. This adjustment is reflected in the "Charges for (income from) exit activities" line of the Combined and Consolidated Statement of Income and increased the operating income of the Innerwear segment.

The following table summarizes the cumulative charges taken for approved exit activities under the Business Reshaping program since 2001 and the related status as of July 2, 2005. All actions included in this program have been completed. Any accrued amounts remaining as of the end of 2005 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid in the next 5 years.

	Cumulative Exit Costs Recognized	Actual Loss on Asset Disposal	Cash Payments	Accrued Exit Costs as of July 2, 2005
Employee termination and other benefits	$ 81,483	$ —	$(81,483)	$ —
Pension termination costs	557	—	—	557
Other exit costs—includes noncancelable lease and other contractual obligations	10,277	—	(8,308)	1,969
Losses on disposals of property and equipment and other related costs	26,929	(26,929)	—	—
Losses on disposals of inventories	15,364	(15,364)	—	—
Moving and other related costs	1,862	—	(1,862)	—
	$136,472	$(42,293)	$(91,653)	$2,526

(6) Sale of Accounts Receivable

Historically, the Company participated in a Sara Lee program to sell trade accounts receivable to a limited purpose subsidiary of Sara Lee. The subsidiary, a separate bankruptcy remote corporate entity, is consolidated in Sara Lee's results of operations and statement of financial position. This subsidiary held trade accounts receivable that it purchased from the operating units and sold participating interests in those receivables to financial institutions, which in turn purchased and received ownership and security interests in those receivables. During 2005, Sara Lee terminated its receivable sale program and no receivables were sold under this program at the end of 2005. The amount of receivables sold under this program was $22,484 at the end of 2003 and $22,313 at the end of 2004. Changes in the balance of receivables sold are a component of operating cash flow (change in trade receivables) with an offset to a change in "Due from related entities" in the Combined and Consolidated Statement of Cash Flows. As collections reduced accounts receivable included in the pool, the operating units sold new receivables to the limited purpose subsidiary. The limited purpose subsidiary had the risk of credit loss on the sold receivables.

The proceeds from the sale of the receivables were equal to the face amount of the receivables less a discount. The discount was based on a floating rate and was accounted for as a cost of the receivable sale program. This cost has been included in "Selling, general and administrative expenses" in the Combined and Consolidated Statements of Income. The calculated discount rate for 2003, 2004 and 2005 was 1.6%, 1.2% and

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

1.2%, respectively, resulting in aggregated costs of $52,429, $4,981 and $4,020 in 2003, 2004, and 2005, respectively. The Company retained collection and administrative responsibilities for the participating interests in the defined pool.

(7) Inventories

Inventories consisted of the following:

	June 28, 2003	July 3, 2004	July 2, 2005
Raw materials	$ 121,895	$ 116,314	$ 93,813
Work in process	212,948	214,799	181,556
Finished goods	902,395	981,747	987,188
	$1,237,238	$1,312,860	$1,262,557

(8) Investments in Affiliates

The Company's investments in affiliates at June 28, 2003, July 3, 2004 and July 2, 2005 was $6,930, $6,247 and $87, respectively, which primarily consists of a 49% interest in an Israeli yarn manufacturer joint venture that was consolidated in accordance with FIN46-R during 2005. In relation to the Company's ownership of the Israeli joint venture, at July 2, 2005 the Company reported a minority interest of $8,100 in the "Other noncurrent liabilities" line of the Combined and Consolidated Balance Sheet.

The following table summarizes the status and results of the Company's investments in affiliates:

	June 28, 2003	July 3, 2004	July 2, 2005
Beginning investment	$ 7,697	$ 6,930	$ 6,247
Equity income	4,162	3,260	2,472
Dividends received	(4,929)	(3,943)	(3,030)
Consolidation of the Israeli joint venture	—	—	(5,602)
Ending investment	$ 6,930	$ 6,247	$ 87

The balances reported in the above table are recorded in the "Other noncurrent assets" line of the Combined and Consolidated Balance Sheets.

(9) Property, net

Property is summarized as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Land	$ 29,192	$ 21,805	$ 22,033
Buildings and improvements	411,702	411,168	405,277
Machinery and equipment	1,233,867	1,230,986	1,138,428
Construction in progress	38,331	41,057	41,005
Capital leases	26,620	26,525	28,358
	1,739,712	1,731,541	1,635,101
Less accumulated depreciation	1,085,909	1,130,317	1,076,444
Property, net	$ 653,803	$ 601,224	$ 558,657

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The total depreciation expense recognized in 2003, 2004 and 2005 was $101,420, $105,517 and $108,791, respectively.

(10) Notes Payable to Banks

The Company had the following short-term obligations at July 2, 2005:

	Interest Rate	Principal Amount
364-day credit facility	3.16%	$81,972
Other	4.69	1,331
		$83,303

The Company maintains a 364-day short-term non-revolving credit facility under which the Company can borrow up to 107 million Canadian dollars at a floating rate of interest that is based upon either the announced bankers acceptance lending rate plus 0.6% or the Canadian prime lending rate. Under the agreement, the Company has the option to borrow amounts for periods of time less than 364 days. The facility expires at the end of the 364-day period, however, the Company and the bank have renewed the facility during fiscal 2003, 2004 and 2005. The amount of the facility cannot be increased until the next renewal date. The Company had borrowings under this agreement in fiscal 2003 and 2004 that were repaid at the end of the fiscal year. At the end of fiscal 2005, the Company had borrowings under this facility of $81,972 at an interest rate of 3.16%.

Total interest paid on third party debt instruments was $3,778, $3,945 and $4,041 in fiscal 2003, 2004 and 2005, respectively.

(11) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	Cumulative translation adjustment	Net unrealized income (loss) on cash flow hedges	Tax impact	Accumulated other comprehensive loss
Balance at June 29, 2002	$(29,835)	$(4,864)	$ 1,910	$(32,789)
Other comprehensive income (loss) activity	2,915	124	(327)	2,712
Balance at June 28, 2003	(26,920)	(4,740)	1,583	(30,077)
Other comprehensive income (loss) activity	(6,680)	6,623	(2,234)	(2,291)
Balance at July 3, 2004	(33,600)	1,883	(651)	(32,368)
Other comprehensive income (loss) activity	15,187	(1,408)	380	14,159
Balance at July 2, 2005	$(18,413)	$ 475	$ (271)	$(18,209)

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(12) Leases

The Company leases certain buildings, equipment and vehicles under agreements that are classified as capital leases. The building leases have original terms that range from 10 to 15 years, while the equipment and vehicle leases generally have terms of less than 7 years.

The gross amount of plant and equipment and related accumulated depreciation recorded under capital leases were as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Buildings	$ 8,258	$ 8,258	$ 8,258
Machinery and equipment	337	881	1,401
Vehicles	18,025	17,386	16,440
Computer equipment	—	—	2,259
	26,620	26,525	28,358
Less accumulated depreciation	15,633	17,808	20,132
Net capital leases	$10,987	$ 8,717	$ 8,226

Depreciation expense for capital lease assets was $5,896 in 2003, $4,321 in 2004 and $4,467 in 2005.

Rental expense under operating leases was $45,879 in 2003, $45,997 in 2004 and $52,055 in 2005.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of July 2, 2005 were as follows:

	Capital leases	Operating leases
Fiscal year:		
2006	$ 5,411	$ 38,844
2007	3,389	31,081
2008	2,236	24,022
2009	843	17,693
2010	265	13,577
Thereafter	—	26,487
Total minimum lease payments	12,144	$151,704
Less amount representing interest	1,203	
Present value of net minimum capital lease payments	10,941	
Less current installments of obligations under capital leases	4,753	
Obligations under capital leases, excluding current installments	$ 6,188	

(13) Commitments and Contingencies

The Company is a party to various pending legal proceedings, claims and environmental actions by government agencies. In accordance with SFAS No. 5, *Accounting for Contingencies*, the Company records a provision with respect to a claim, suit, investigation, or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated. Any provisions are reviewed at least quarterly

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to the particular matter. The recorded liabilities for these items were not material to the Combined and Consolidated Financial Statements of the Company in any of the years presented. Although the outcome of such items cannot be determined with certainty, the Company's legal counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the consolidated financial position, results of operations or liquidity.

License Agreements

The Company is party to several royalty-bearing license agreements for use of third-party trademarks in certain of their products. The license agreements typically require a minimum guarantee to be paid either at the commencement of the agreement, by a designated date during the term of the agreement or by the end of the agreement period. When payments are made in advance of when they are due, the Company records a prepayment and amortizes the expense in the "Cost of sales" line of the Combined and Consolidated Income Statements uniformly over the guaranteed period. For guarantees required to be paid at the completion of the agreement, royalty payments are expensed through "Cost of sales" as the related sales are made, and any excess required to meet minimum guarantee is expensed in the period of payment. Management has reviewed all license agreements and concluded that these guarantees do not fall under Statement of Financial Accounting Standards Interpretation No. 45 reporting requirements, and accordingly there are no liabilities recorded at inception of the agreements.

For fiscal years 2003, 2004 and 2005, the Company incurred royalty expense of approximately $9,557, $9,570 and $10,571, respectively.

Minimum amounts due under the license agreements are approximately $10,000 in 2006, $10,100 in 2007, $7,500 in 2008, $5,900 in 2009 and $3,400 thereafter.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(14) Intangible Assets and Goodwill

Intangible Assets

The primary components of the Company's intangible assets and the related accumulated amortization at respective year-ends are as follows:

	Gross	Accumulated amortization	Net book value
June 28, 2003:			
Intangible assets subject to amortization:			
Trademarks and brand names	$ 32,094	$15,032	$ 17,062
Computer software	23,121	11,109	12,012
	$ 55,215	$26,141	29,074
Trademarks and brand names not subject to amortization			139,448
Net book value of intangible assets			$168,522
July 3, 2004:			
Intangible assets subject to amortization:			
Trademarks and brand names	$ 34,890	$19,181	$ 15,709
Computer software	26,044	19,507	6,537
	$ 60,934	$38,688	22,246
Trademarks and brand names not subject to amortization			130,568
Net book value of intangible assets			$152,814
July 2, 2005:			
Intangible assets subject to amortization:			
Trademarks and brand names	$ 89,457	$26,457	$ 63,000
Computer software	24,721	22,836	1,885
Other intangibles	1,873	16	1,857
	$116,051	$49,309	66,742
Trademarks and brand names not subject to amortization			79,044
Net book value of intangible assets			$145,786

The amortization expense for intangibles subject to amortization was $7,235 in 2003, $8,712 in 2004 and $9,100 in 2005. The estimated amortization expense for the next five years, assuming no change in the estimated useful lives of identifiable intangible assets or changes in foreign exchange rates is as follows: $9,404 in 2006, $8,270 in 2007, $5,165 in 2008, $5,165 in 2009 and $5,165 in 2010.

During 2004, trademarks with a net book value of $8,880 were moved to the finite lived category from the indefinite lived category and at the end of the year, the remaining $7,500 of this trademarks carrying value was written off. The sales of products with this trademark were primarily to a single large retailer and during 2004 that retailer elected to simplify is offerings and no longer carry this product. After evaluating alternatives, the

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Company concluded that the carrying value of the trademark could not be recovered and the amount was written off and included in "Selling, general and administrative expenses" in the Combined and Consolidated Statements of Income.

No impairment charges were recognized in 2005. However, as a result of the annual impairment review, the Company concluded that certain trademarks had lives that were no longer indefinite. As a result of this conclusion, trademarks with a net book value of $51,524 were moved from the indefinite lived category and amortization was initiated over a 30 year period.

Goodwill

Goodwill and the changes in those amounts during the period are as follows:

Net book value at June 29, 2002	$278,979
Foreign exchange	(130)
Net book value at June 28, 2003	278,849
Foreign exchange	(239)
Net book value at July 3, 2004	278,610
Foreign exchange	171
Net book value at July 2, 2005	$278,781

There was no impairment of goodwill in any of the years presented.

(15) Guarantees

Due to the historical relationship between Sara Lee and the Company, there are various contracts under which Sara Lee has guaranteed certain third-party obligations relating to the Company's business. Typically, these obligations arise from third-party credit facilities guaranteed by Sara Lee and as a result of contracts entered into by the Company's entities and authorized by Sara Lee, under which Sara Lee agrees to indemnify a third-party against losses arising from a breach of representations and covenants related to such matters as title to assets sold, the collectibility of receivables, specified environmental matters, lease obligations and certain tax matters. In each of these circumstances, payment by Sara Lee is conditioned on the other party making a claim pursuant to the procedures specified in the contract, which procedures allow Sara Lee to challenge the other party's claims. In addition, Sara Lee's obligations under these agreements may be limited in terms of time and/or amount, and in some cases Sara Lee or the related entities may have recourse against third-parties for certain payments made by Sara Lee. It is not possible to predict the maximum potential amount of future payments under certain of these agreements, due to the conditional nature of Sara Lee's obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Sara Lee under these agreements have not been material, and no amounts are accrued for these items on the Combined and Consolidated Balance Sheets.

As of July 2, 2005, these contracts included the guarantee of credit limits with third-party banks and guarantees over supplier purchases. The Company had not guaranteed or undertaken any obligation on behalf of Sara Lee or any other related entities as of July 2, 2005.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(16) Financial Instruments and Risk Management

(a) Currency Swaps

The Company has issued certain foreign currency-denominated debt instruments to a related entity and utilizes currency swaps to reduce the variability of functional currency cash flows related to the foreign currency debt.

The Company records gains and losses on these derivative instruments using mark-to-market accounting. Under this accounting method, the changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change. All derivatives using mark-to-market accounting were settled in 2005.

The fair value of currency swaps is determined based upon externally developed pricing models, using financial data obtained from swap dealers.

Currency Swap	Notional principal(1)	Weighted Average interest rates(2)	
		Receive	Pay
2003: Receive variable—pay variable	$247,875	2.7%	1.7%
2004: Receive variable—pay variable	247,875	2.5%	1.7%

(1) The notional principal is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and is equal to the amount of foreign currency or dollar principal exchanged at maturity, if applicable.
(2) The weighted-average interest rates are as of the respective balance sheet dates.

(b) Forward Exchange and Option Contracts

The Company uses forward exchange and option contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions, foreign currency-denominated product sourcing transactions, foreign currency-denominated investments and other known foreign currency exposures. Gains and losses on these contracts are intended to offset losses and gains on the hedged transaction in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates. The principal currencies hedged by the Company include the European euro, Mexican peso, Canadian dollar and Japanese yen.

The following table summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars. The bought amounts represent the net U.S. dollar equivalent of commitments to purchase foreign currencies, and the sold amounts represent the net U.S. dollar equivalent of commitments to sell foreign currencies. The foreign currency amounts have been translated into a U.S. dollar equivalent value using the exchange rate at the reporting date. Forward exchange contracts mature on the anticipated cash requirement date of the hedged transaction, generally within one year.

	June 28, 2003	July 3, 2004	July 2, 2005
Foreign currency—bought (sold):			
Canadian dollar	$(31,233)	$(34,701)	$(36,413)
European euro	(12,343)	2,459	1,388
Japanese yen	(26,635)	(10,404)	(17,078)
Mexican peso	(13,549)	(13,799)	(15,830)
Other	403	—	3,185

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The Company held foreign exchange option contracts to reduce the foreign exchange fluctuations on anticipated purchase transactions. The following table summarizes the notional amount of option contracts to sell foreign currency, in U.S. dollars:

	June 28, 2003	July 3, 2004	July 2, 2005
Foreign currency—sold:			
European euro	$—	$1,302	$12,285

The following table summarizes the net derivative gains or losses deferred into accumulated other comprehensive loss and reclassified to earnings in 2003, 2004 and 2005.

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Net accumulated derivative gain (loss) deferred at beginning of year	$(4,864)	$(4,740)	$ 1,883
Deferral of net derivative gain (loss) in accumulated other comprehensive loss	(4,603)	3,585	(1,620)
Reclassification of net derivative loss to income	4,727	3,038	212
Net accumulated derivative gain (loss) at end of year	$(4,740)	$ 1,883	$ 475

The Company expects to reclassify into earnings during the next 12 months net loss from accumulated other comprehensive income of approximately $100 at the time the underlying hedged transactions are realized. During the years ended June 28, 2003, July 3, 2004 and July 2, 2005, the Company recognized income of $217, $0 and expense of $554, respectively, for hedge ineffectiveness related to cash flow hedges. Amounts reported for hedge ineffectiveness are not included in accumulated other comprehensive income (loss) and therefore, not included in the above table.

There were no derivative losses excluded from the assessment of effectiveness or gains or losses resulting from the disqualification of hedge accounting for 2003, 2004 and 2005.

(c) Fair Values

The carrying amounts of cash and cash equivalents, trade accounts receivable, notes receivable and accounts payable approximated fair value as of June 28, 2003, July 3, 2004 and July 2, 2005. The carrying amounts of the Company's notes payable to parent companies, notes payable to banks, notes payable to related entities and funding receivable/payable with parent companies approximated fair value as of June 28, 2003, July 3, 2004 and July 2, 2005 primarily due to the short-term nature of these instruments. The fair values of the remaining financial instruments recognized in the Combined and Consolidated Balance Sheets of the Company at the respective year ends were:

	June 28, 2003	July 3, 2004	July 2, 2005
Currency swaps	$37,830	$56,258	$—
Foreign currency forwards and options	(5,759)	1,434	348

The fair value of the currency swaps is determined based upon externally developed pricing models, using financial market data obtained from swap dealers. The fair value of foreign currency forwards and options is based upon quoted market prices obtained from third-party institutions.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)(dollars in thousands, except per share data)

(d) Concentration of Credit Risk

Trade accounts receivable due from customers that the Company considers highly leveraged were $68,831 at June 28, 2003, $79,598 at July 3, 2004 and $100,314 at July 2, 2005. The financial position of these businesses has been considered in determining allowances for doubtful accounts.

(17) Employee Benefit Plans

Historically employees who meet certain eligibility requirements have participated in defined benefit pension plans sponsored by Sara Lee. These defined benefit pension plans include employees from a number of domestic Sara Lee business units. All obligations pursuant to these plans have historically been obligations of Sara Lee and as such, are not included on the Company's Combined and Consolidated Balance Sheets. The annual cost of the Sara Lee defined benefit plans is allocated to all of the participating businesses based upon a specific actuarial computation which is followed consistently.

Additionally, the Company sponsors a noncontributory defined benefit plan, the Playtex Apparel, Inc. Pension Plan, for certain qualifying individuals.

The annual expense incurred by the Company for these defined benefit plans is as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Playtex Apparel, Inc. Pension Plan	$ 813	$ 753	$ 9
Participation in Sara Lee sponsored defined benefit plans	34,824	67,340	46,675
Total pension plan expense	$35,637	$68,093	$46,684

The components of the Playtex Apparel, Inc. Pension Plan were as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Service cost	$ 454	$ 2	$ 1
Interest cost	1,504	1,297	1,274
Expected return on assets	(1,500)	(1,226)	(1,510)
Amortization of:			
Prior service cost	232	232	232
Net actuarial loss	123	448	12
Net periodic pension cost	$ 813	$ 753	$ 9

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The funded status of the Playtex Apparel, Inc. Pension Plan at the respective year ends was as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Projected benefit obligation:			
Beginning of year	$23,822	$24,293	$23,910
Service cost	454	2	1
Interest cost	1,504	1,297	1,274
Benefits paid	(1,352)	(1,622)	(1,635)
Curtailment and termination benefit (1)	(2,359)	—	—
Actuarial (gain) loss	2,224	(60)	(1,094)
End of year	24,293	23,910	22,456
Fair value of plan assets:			
Beginning of year	20,038	16,531	20,026
Actual return/(loss) on plan assets	(2,154)	5,118	1,051
Benefits paid	(1,353)	(1,623)	(1,634)
End of year	16,531	20,026	19,443
Funded Status	(7,762)	(3,884)	(3,013)
Unrecognized:			
Prior service cost	464	232	—
Actuarial loss	6,911	2,511	1,864
Accrued benefit cost recognized	$ (387)	$(1,141)	$(1,149)

(1) A curtailment gain of $2,451 was attributable to a facility closure in 2003. In addition to the curtailment, there was $92 of special termination benefits related to the aforementioned closure as certain participants became vested that otherwise would have remained non-vested.

Accrued benefit costs related to the Playtex Apparel, Inc. Pension Plan are reported in the "Accrued liabilities— Payroll and employee benefits" line of the Combined and Consolidated Balance Sheets.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. As a result of the facility closure in 2003, the employee service cost has declined significantly. The accumulated benefit obligations of the Playtex Apparel, Inc. Pension Plan as of the measurement dates in 2003, 2004 and 2005 were $24,293, $23,910 and $22,456, respectively, which approximates the projected benefit obligation primarily as a result of a facility closure in 2003.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Measurement Date and Assumptions

A March 31 measurement date is used to value plan assets and obligations for the Playtex Apparel, Inc. Pension Plan. The weighted average actuarial assumptions used in measuring the net periodic benefit cost and plan obligations for the three years were as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Net periodic benefit cost:			
Discount rate	6.50%	5.50%	5.50%
Long-term rate of return on plan assets	7.75%	7.75%	7.83%
Rate of compensation increase	5.00%	5.87%	4.50%
Plan obligations:			
Discount rate	5.50%	5.50%	5.60%
Rate of compensation increase	5.87%	4.50%	4.00%

Plan Assets, Expected Benefit Payments and Funding

The allocation of pension plan assets as of the respective year end measurement dates is as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Asset Category:			
Equity securities	59%	61%	58%
Debt securities	35%	33%	31%
Real estate	4%	4%	4%
Cash and other	2%	2%	7%

The investment objectives for the pension plan assets are designed to generate returns that will enable the pension plans to meet their future obligations.

(18) Postretirement Health-Care and Life-Insurance Plans

Historically, employees who meet certain eligibility requirements have participated in postretirement health-care and life insurance plans sponsored by Sara Lee. These plans include employees from a number of domestic Sara Lee business units. The annual cost of the Sara Lee plans is allocated to all of the participating businesses based upon a specific actuarial computation which is consistently followed. All obligations pursuant to these plans have historically been obligations of Sara Lee and as such, are not included on the Company's Combined and Consolidated Balance Sheets.

The annual expense incurred by the Company for these postretirement health-care and life insurance plans is as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Participation in Sara Lee sponsored postretirement and life insurance plans	$5,706	$6,899	$7,794

(dollars in thousands, except per share data)

(19) Income Taxes

The provisions for income tax computed by applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Income before income taxes:			
Domestic	(64.2)%	4.2%	(35.5)%
Foreign	164.2	95.8	135.5
	100.0%	100.0%	100.0%
Tax expense at U.S. statutory rate	35.0%	35.0%	35.0%
Tax on remittance of foreign earnings	(0.4)	4.7	14.5
Finalization of tax reviews and audits	—	(32.0)	(5.8)
Foreign taxes less than U.S. statutory rate	(5.2)	(10.8)	(7.7)
Taxes related to earnings previously deemed permanently invested	—	—	9.1
Benefit of foreign tax credit	(7.8)	(8.2)	(7.3)
Other, net	0.5	(0.8)	(1.0)
Taxes at effective worldwide tax rates	22.1%	(12.1)%	36.8%

Current and deferred tax provisions (benefits) were:

	Current	Deferred	Total
Year ended June 28, 2003			
Domestic	$ 74,983	$ 40,598	$115,581
Foreign	16,662	(13,143)	3,519
State	2,460	—	2,460
	$ 94,105	$ 27,455	$121,560
Year ended July 3, 2004			
Domestic	$(95,476)	$ 43,322	$ (52,154)
Foreign	13,497	(12,063)	1,434
State	2,040	—	2,040
	$(79,939)	$ 31,259	$ (48,680)
Year ended July 2, 2005			
Domestic	$ 28,332	$ 74,780	$103,112
Foreign	30,655	(8,070)	22,585
State	1,310	—	1,310
	$ 60,297	$ 66,710	$127,007

	2003	2004	2005
Cash payments for income taxes	$11,153	$11,753	$16,099

Cash payments above represent cash tax payments made by the Company in foreign jurisdictions. Tax payments made in the U.S. are made by Sara Lee on the Company's behalf and are settled in the funding payable with parent companies account.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The deferred tax assets and liabilities at the respective year-ends were as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Deferred tax assets:			
Nondeductible reserves	$ 13,182	$ 12,833	$ 14,424
Inventory	65,244	71,933	99,887
Capital loss	248,118	248,118	248,118
Accrued expenses	12,000	25,691	36,468
Employee benefits	66,755	64,032	49,412
Charitable contributions	11,424	20,763	11,216
Net operating loss and other tax carryforwards	50,723	51,021	40,913
Other	14,462	11,620	8,361
Gross deferred tax assets	481,908	506,011	508,799
Less valuation allowances	(268,115)	(268,332)	(269,633)
Deferred tax assets	213,793	237,679	239,166
Deferred tax liabilities:			
Prepaids	4,285	4,183	5,837
Property and equipment	—	12,175	12,283
Intangibles	26,016	26,533	29,029
Foreign dividends declared but not received	—	25,552	50,645
Deferred tax liabilities	30,301	68,443	97,794
Net deferred tax assets	$ 183,492	$ 169,236	$ 141,372

The valuation allowance for deferred tax assets as of June 28, 2003, July 3, 2004 and July 2, 2005 was $268,115, $268,332 and $269,633, respectively. The net change in the total valuation allowance for the years ended June 28, 2003, July 3, 2004 and July 2, 2005 were $609, $217 and $1,301 respectively.

The valuation allowance relates in part to deferred tax assets established under SFAS No. 109 for loss carryforwards at June 28, 2003, July 3, 2004 and July 2, 2005 of $15,564, $16,270 and $18,116, respectively, and to foreign goodwill of $4,433 at June 28, 2003, $3,944 at July 3, 2004 and $3,399 at July 2, 2005.

In addition, a $248,118 valuation allowance exists for capital losses resulting from the sale of U.S. apparel capital assets in 2001 and 2003. These capital losses are due to expire unused in 2006 ($224,969) and 2008 ($23,149) and have a 100% valuation allowance.

Since Sara Lee will retain the liabilities related to income tax contingencies for all periods prior to the spin off, such amounts have been reflected in the "Parent companies' equity investment" line of the Combined and Consolidated Balance Sheets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

At July 2, 2005, the Company has net operating loss carryforwards of approximately $92,244 which will expire as follows:

Years ending:

July 1, 2006	$ 5,378
June 30, 2007	5,330
June 28, 2008	10,984
June 27, 2009	1,616
July 3, 2010 and thereafter	68,936

The Company recognized a $50.0 million tax charge related to the repatriation of the earnings of foreign subsidiaries to the U.S. in 2005.

In addition, the Company recognized a $31.6 million tax charge for extraordinary dividends associated with the American Jobs Creation Act of 2004 ("Act"). On October 22, 2004, the President of the United States signed the Act which created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations.

At July 2, 2005, applicable U.S. federal income taxes and foreign withholding taxes have not been provided on the accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. If these earnings had not been permanently reinvested, deferred taxes of approximately $24.6 million would have been recognized in the Combined and Consolidated Financial Statements.

(20) Relationship with Sara Lee and Related Entities

The Company participates in a number of corporate-wide programs administered by Sara Lee. These programs include participation in Sara Lee's Global Cash Funding System, insurance programs, employee benefit programs, worker's compensation programs, and tax planning services. As part of the Company's participation in Sara Lee's Global Cash Funding System, Sara Lee provided all funding used for working capital purposes or other investment needs. These funding amounts are reflected in these financial statements and described further below. Sara Lee has issued debt for general corporate purposes and this debt and related interest have not been allocated to these financial statements. The following is a discussion of the relationship with Sara Lee, the services provided and how they have been accounted for in the Company's financial statements.

Amounts due to or from Parent Companies and Related Entities

The amounts due (to) from parent companies and related entities were as follows:

	June 28, 2003	July 3, 2004	July 2, 2005
Due from related entities	$ 57,646	$ 73,430	$ 26,194
Funding receivable with parent companies	94,803	55,379	—
Notes receivable from parent companies	305,499	432,748	90,551
Due to related entities	(73,733)	(97,592)	(59,943)
Funding payable with parent companies	—	—	(317,184)
Notes payable to parent companies	(546,674)	(478,295)	(228,152)
Notes payable to related entities	(398,168)	(436,387)	(323,046)
Net amount due to parent companies and related entities	$(560,627)	$(450,717)	$(811,580)

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Allocation of Corporate Costs

The costs of certain services that are provided by Sara Lee to the Company have been reflected in these financial statements, including charges for services such as business insurance, medical insurance and employee benefit plans and allocations for certain centralized administration costs for treasury, real estate, accounting, auditing, tax, risk management, human resources and benefits administration. These allocations of centralized administration costs were determined using a proportional cost allocation method on bases that the Company and Sara Lee considered to be reasonable, including relevant operating profit, fixed assets, sales, and payroll. Allocated costs are included in the "Selling, general and administrative expenses" line of the Combined and Consolidated Income Statements and the "Parent companies' equity investment" line of the Combined and Consolidated Balance Sheets. The total amount allocated for centralized administration costs by Sara Lee in 2003, 2004 and 2005 were $31,165, $32,568 and $34,213, respectively. These costs represent management's reasonable allocation of the costs incurred. However, these amounts may not be representative of the costs necessary for the Company to operate as a separate standalone company. The "Net transactions with parent companies" line item in the Combined and Consolidated Statements of Parent Companies' Equity primarily reflects dividends paid to parent companies and costs paid by Sara Lee on behalf of the Company.

Global Cash Funding System

The Company participates in Sara Lee's Global Cash Funding System. Sara Lee maintains a separate program for domestic operating locations and foreign locations.

Domestic Cash Funding System—In the Domestic Cash Funding System, the Company's domestic operating locations maintain a bank account with a specific bank as directed by Sara Lee. These funding system bank accounts are linked together and are globally managed by Sara Lee. The Company records two types of transactions in the funding system bank account as follows—(1) cash collections from the Company's operations are deposited into the account, and (2) any cash borrowings or charges which are used to fund operations are taken from the account. Cash collections deposited into this account generally include all cash receipts made by the operating locations. Cash borrowings made by the Company from the Sara Lee cash concentration system were used to fund operating expenses. Interest is not earned or paid on the domestic cash funding system account. A portion of cash in the Company's bank accounts is part of the funding system utilized by Sara Lee where the bank has a right of offset for the Company accounts against other Sara Lee accounts.

For the periods presented, transactions between the Company and Sara Lee consisted of the following:

	June 28, 2003	July 3, 2004	July 2, 2005
Payable (receivable) balance at beginning of period ...	$ 113,723	$ (94,803)	$ (55,379)
Cash collections from operations	(1,091,254)	(1,257,636)	(1,180,617)
Cash borrowings and other payments	882,728	1,297,060	1,553,180
(Receivable) payable balance at end of period	$ (94,803)	$ (55,379)	$ 317,184
Average balance during the period	$ 9,460	$ (75,091)	$ 130,902

The receivable or payable at the end of each period is reported in the "Funding receivable with parent companies" or "Funding payable with parent companies" line of the Combined and Consolidated Balance Sheets. These amounts are generally settled on a monthly basis, and therefore have been shown in current assets or liabilities on the Combined and Consolidated Balance Sheets. The "Net transactions with parent companies" line

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

on the Combined and Consolidated Statements of Cash Flows primarily reflects the cash activity in the funding (receivable) payable with parent and cash activity in the "Parent companies' equity investment" line in the balance sheet.

Foreign Cash Pool System—The Company maintains a bank account with a bank selected by Sara Lee in each foreign operating location. Within each country, one Sara Lee entity is designated as the cash pool leader and the individual bank accounts that each subsidiary maintains were linked with the country's cash pool leader account. During each day, under the cash pooling arrangement, each individual participant can either deposit funds into the cash pool account from the collection of receivables or withdraw funds from the account to fund working capital or other cash needs of the business. At the end of the day, the cash pool leader sweeps all cash balances in the country's cash pool accounts into the cash pool leader's account, or funds any overdrawn accounts so that each cash pool participant account has a zero balance at the end of the day. The cash pool leader controls all funds in the leader's account. As cash is swept into or out of a cash pool account, an intercompany payable or receivable is established between the cash pool leader and the participant. The net receivable or payable balance in the intercompany account earns interest or pays interest at the applicable country's market rate. The net interest income (expense) recognized on the cash pool intercompany account by the Company for 2003, 2004 and 2005 was ($1,357), $579, and $84, respectively. At the end of 2003, 2004 and 2005, the Company reported the cash pool balances of $8,319, $42,913 and $14,458, respectively, in the "Due from related entities" line and $33,366, $49,970 and $40,740, respectively, in the "Due to related entities" line of the Combined and Consolidated Balance Sheets. Sara Lee and the Company do not intend on repaying any of these outstanding amounts as of the separation date and therefore have shown these amounts in current assets or liabilities on the Combined and Consolidated Balance Sheet.

Intercompany Loans

Certain of the Company's divisions have various short-term loans to and from Sara Lee and other parent companies. The purpose of these loans is to provide funds for certain working capital or other capital and operating requirements of the business. These loans maintain fixed interest rates ranging from 1.24% to 5.60%, 1.32% to 5.60% and 1.8 % to 5.60% at June 28, 2003, July 3, 2004 and July 2, 2005, respectively. The balances are reported in the short-term "Notes payable to parent companies" line and the short-term "Notes receivable from parent companies" line in the Combined and Consolidated Balance Sheets. Sara Lee and the Company do not intend on repaying any of these outstanding amounts as of the separation date and therefore have shown these amounts in current assets or liabilities on the Combined and Consolidated Balance Sheets.

Other transactions with Sara Lee related entities

During all periods presented, the Company's entities engaged in certain transactions with other Sara Lee businesses that are not part of the Company, which include the purchase and sale of certain inventory, the exchange of services, and royalty arrangements involving the use of trademarks or other intangibles.

Transactions with related entities are summarized in the table below:

	2003	2004	2005
Sales to related entities	$ 1,659	$ 1,365	$ 1,999
Net royalty income	3,590	3,782	3,152
Net service expense	9,090	10,170	8,915
Interest expense	38,177	32,041	30,759
Interest income	41,878	6,795	16,275

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The outstanding balances, excluding interest, resulting from such transactions are reported in the "Due to related entities" and the "Due from related entities" lines of the Combined and Consolidated Balance Sheets. Interest income and expense with related entities are reported in the "Interest income" and "Interest expense" lines of the Combined and Consolidated Statements of Income. The remaining balances included in these lines represent interest with third parties.

In addition to trade transactions, certain divisions within the Company have outstanding loans payable to related entities. The purpose of these loans is to provide additional capital to support operating requirements. These loans maintain fixed interest rates that are consistent with those related to intercompany loans with parent companies. The balances are reported in the "Notes Payable to related entities" line of the Combined and Consolidated Balance Sheets.

(21) Business Segment Information

The Company has four reportable segments that are organized principally by product category and geographic location. Management of each segment is responsible for the assets and operations of these businesses. The types of products and services from which each reportable segment derives its revenues are as follows:

- Innerwear sells basic branded products that are replenishment in nature under the product categories of women's intimate apparel, men's underwear, kids' underwear, sleepwear and socks.

- Outerwear sells basic branded products that are seasonal in nature under the product categories of casualwear and activewear.

- Hosiery sells legwear products in product categories such as panty hose and knee highs.

- International relates to the Asia, Canada and Latin America geographic locations which sell products that span across each of the Company's reportable segments.

The Company's management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management. The accounting policies of the segments are the same as those described in note 3, "Summary of Significant Accounting Policies".

	Years ended		
	June 28, 2003	**July 3, 2004**	**July 2, 2005**
Net sales (1)(2):			
Innerwear	$2,681,039	$2,704,500	$2,740,653
Outerwear	1,287,230	1,243,108	1,300,812
Hosiery	430,069	401,052	353,540
International	354,307	367,590	354,547
Net sales	4,752,645	4,716,250	4,749,552
Intersegment	(82,980)	(83,509)	(65,869)
Total net sales	$4,669,665	$4,632,741	$4,683,683

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

	Years ended		
	June 28, 2003	**July 3, 2004**	**July 2, 2005**
Operating segment income (3)(4)(5):			
Innerwear	$ 339,907	$ 334,111	$ 261,267
Outerwear	132,086	52,356	61,310
Hosiery	64,394	53,929	52,954
International	33,610	25,125	21,705
Total operating segment income	569,997	465,521	397,236
Amortization of trademarks and other intangibles	(7,235)	(8,712)	(9,100)
General corporate expenses	(15,148)	(31,524)	(28,656)
Total income from operations	547,614	425,285	359,480
Net interest income (expense)	2,386	(24,413)	(13,964)
Income before income taxes	$ 550,000	$ 400,872	$ 345,516

	June 28, 2003	**July 3, 2004**	**July 2, 2005**
Assets:			
Innerwear	$2,277,395	$2,802,379	$2,797,295
Outerwear	947,113	977,481	840,683
Hosiery	219,433	193,083	160,953
International	263,160	259,518	284,868
	3,707,101	4,232,461	4,083,799
Corporate(6)	208,472	170,297	153,355
Total assets	$3,915,573	$4,402,758	$4,237,154

	Years ended		
	June 28, 2003	**July 3, 2004**	**July 2, 2005**
Depreciation expense for fixed assets:			
Innerwear	$ 51,495	$ 54,987	$ 62,507
Outerwear	22,639	22,260	20,413
Hosiery	16,501	15,172	11,356
International	4,785	7,479	3,123
	95,420	99,898	97,399
Corporate	6,000	5,619	11,392
Total depreciation expense for fixed assets	$ 101,420	$ 105,517	$ 108,791

	Years ended		
	June 28, 2003	**July 3, 2004**	**July 2, 2005**
Additions to long-lived assets:			
Innerwear	$ 58,928	$ 38,064	$ 22,281
Outerwear	11,182	13,560	25,855
Hosiery	3,312	5,156	2,233
International	4,236	3,261	3,039
	77,658	60,041	53,408
Corporate	7,763	3,592	13,727
Total additions to long-lived assets	$ 85,421	$ 63,633	$ 67,135

(1) Includes sales between segments. Such sales are at transfer prices that are at cost plus markup or at prices equivalent to market value.

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(2) Intersegment sales included in the segment's net sales are as follows:

	Years ended		
	June 28, 2003	July 3, 2004	July 2, 2005
Innerwear	$ 4,249	$ 5,516	$ 4,844
Outerwear	21,492	25,211	17,937
Hosiery	52,349	44,758	36,151
International	4,890	8,024	6,937
Total	$82,980	$83,509	$65,869

(3) Includes charges recognized for exit activities in the 2005 Combined and Consolidated Statement of Income that impacted total operating segment income by $51,527 and impacted the operating income of the Company's business segments as follows: Innerwear—a charge of $19,735; Outerwear—a charge of $17,437; Hosiery—a charge of $2,986; International—a charge of $4,536; and Corporate—a charge of $6,833.

(4) Includes charges recognized for exit activities in the 2004 Combined and Consolidated Statement of Income that impacted total operating segment income by $27,466 and impacted the operating income of the Company's business segments as follows: Innerwear—a charge of $7,904; Outerwear—a charge of $5,684; Hosiery—a charge of $2,420; International—a charge of $8,914; and Corporate—a charge of $2,544.

(5) Includes income recognized for exit activities in the 2003 Combined and Consolidated Statement of Income that impacted total operating segment income by ($14,397) and impacted the operating income of the Company's business segments as follows: Innerwear—a credit of ($5,407); Outerwear—a credit of ($93); Hosiery—a credit of ($1,437); International—a credit of ($7,347); and Corporate—a credit of ($113).

(6) Principally cash and equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.

Sales to Wal-Mart, Target and Kohl's were substantially in the Innerwear and Outerwear segments and represented 31%, 11% and 5% of total sales in 2005, respectively.

Worldwide sales by product category for Innerwear, Outerwear and Hosiery were $2,909,096, $1,393,582 and $381,005, respectively, in 2005.

(22) Geographic Area Information

	Years ended or at					
	June 28, 2003		July 3, 2004		July 2, 2005	
	Sales	Long-lived assets	Sales	Long-lived assets	Sales	Long-lived assets
United States	$4,328,094	$ 885,820	$4,257,886	$ 846,311	$4,307,940	$770,917
Mexico	108,055	61,590	97,848	45,745	79,352	42,897
Central America	4,338	97,796	4,304	101,015	4,511	98,168
Japan	74,927	7,095	85,129	7,126	91,337	6,202
Canada	91,812	19,923	109,228	7,904	113,782	7,496
Other	60,780	28,950	76,981	24,547	84,762	57,544
	4,668,006	$1,101,174	4,631,376	$1,032,648	4,681,684	$983,224
Related party	1,659		1,365		1,999	
	$4,669,665		$4,632,741		$4,683,683	

HANESBRANDS

Notes to Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(23) Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth
2004:				
Net sales	$1,181,892	$1,146,289	$1,084,327	$1,220,233
Gross profit	395,054	377,737	368,891	399,033
Net income	84,705	79,227	82,644	202,976
2005:				
Net sales	$1,217,359	$1,239,144	$1,071,830	$1,155,350
Gross profit	388,128	382,432	328,776	360,776
Net income (loss)	101,406	100,921	25,166	(8,984)

The amounts above include the impact of exit activities as described in Note 5 to the Combined and Consolidated Financial Statements.

(24) Subsequent Events

During the first quarter of 2006, the Company acquired a domestic yarn and textile production company for $2,436 in cash and the assumption of $84,000 of debt. The fair value of the assets acquired, net of liabilities assumed, approximated the purchase price based upon preliminary valuations and no goodwill has been recognized as a result of the transaction. The Company expects to finalize the purchase price allocation after third party appraisers have completed their valuation work. In 2005, purchases from the acquired business accounted for approximately 18% of the Company's total cost of sales. Following the acquisition, substantially all of the yarn and textiles produced by the acquired business will be used in products produced by the Company.

HANESBRANDS
Unaudited Interim Condensed Combined and
Consolidated Financial Statements for the Thirty-nine Weeks Ended April 1, 2006 and April 2, 2005

Preface

The preparation of the Unaudited Interim Condensed Combined and Consolidated Financial Statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenue and expenses and certain financial statement disclosures. Significant estimates in these Unaudited Interim Condensed Combined and Consolidated Financial Statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans and the volatility, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results could differ from these estimates.

The Unaudited Interim Condensed Combined and Consolidated Financial Statements for the thirty-nine weeks ended April 1, 2006 and April 2, 2005 and the balance sheet as of April 1, 2006 included herein have not been audited by an independent registered public accounting firm, but in the opinion of Hanesbrands ("the Company"), all adjustments (which include only normal recurring adjustments) necessary to make a fair statement of the financial position at April 1, 2006 and the results of operations and the cash flows for the periods presented herein have been made. The Combined and Consolidated Balance Sheet as of July 2, 2005 has been derived from the Company's audited financial statements for the fiscal year ended July 2, 2005. The results of operations for the thirty-nine weeks ended April 1, 2006 are not necessarily indicative of the operating results to be expected for the full fiscal year.

The Unaudited Interim Condensed Combined and Consolidated Financial Statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes the disclosures made are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited Combined and Consolidated Financial Statements and notes thereto included in the Company's Form 10.

HANESBRANDS

Unaudited Interim Condensed Combined and Consolidated Statements of Income
(in thousands)

| | Thirty-nine Weeks Ended | |
	April 2, 2005	April 1, 2006
Net sales	$3,528,333	$3,352,699
Cost of sales	2,428,997	2,248,828
Gross profit	1,099,336	1,103,871
Selling, general and administrative expenses	775,607	749,236
Charges for (income from) exit activities	(815)	945
Income from operations	324,544	353,690
Interest expense	18,458	19,295
Interest income	(19,318)	(7,783)
Income before income taxes	325,404	342,178
Income tax expense	97,911	78,970
Net income	$ 227,493	$ 263,208

The accompanying notes are an integral part of the
Unaudited Interim Condensed Combined and Consolidated Financial Statements.

HANESBRANDS

Unaudited Interim Condensed Combined and Consolidated Balance Sheets
(in thousands)

	July 2, 2005	April 1, 2006
Assets		
Cash and cash equivalents	$1,080,799	$ 455,895
Trade accounts receivable, less allowances of $47,829 at July 2, 2005 and $41,406 at April 1, 2006	575,094	500,490
Due from related entities	26,194	229,375
Inventories	1,262,557	1,257,906
Notes receivable from parent companies	90,551	507,678
Deferred tax assets	30,745	33,026
Other current assets	59,800	45,607
Total current assets	3,125,740	3,029,977
Property, net	558,657	617,125
Trademarks and other identifiable intangibles, net	145,786	139,436
Goodwill	278,781	278,737
Deferred tax assets	118,762	134,463
Other noncurrent assets	9,428	5,374
Total assets	$4,237,154	$4,205,112
Liabilities and Parent Companies' Equity		
Accounts payable	$ 196,455	$ 188,573
Due to related entities	59,943	36,472
Accrued liabilities:		
Payroll and employee benefits	115,080	138,933
Advertising and promotion	62,855	63,133
Exit activities	51,677	29,889
Other	137,821	144,512
Notes payable to banks	83,303	30,375
Funding payable with parent companies	317,184	195,479
Notes payable to parent companies	228,152	203,536
Notes payable to related entities	323,046	453,063
Capital lease obligations	4,753	3,391
Deferred tax liabilities	964	964
Total current liabilities	1,581,233	1,488,320
Capital lease obligations	6,188	3,951
Deferred tax liabilities	7,171	7,171
Other noncurrent liabilities	40,200	43,477
Total liabilities	1,634,792	1,542,919
Parent companies' equity:		
Parent companies' equity investment	2,620,571	2,677,678
Accumulated other comprehensive loss	(18,209)	(15,485)
Total parent companies' equity	2,602,362	2,662,193
Total liabilities and parent companies' equity	$4,237,154	$4,205,112

The accompanying notes are an integral part of the Unaudited Interim Condensed Combined
and Consolidated Financial Statements.

HANESBRANDS

Unaudited Interim Condensed Combined and Consolidated Statements of Cash Flows
(in thousands)

	Thirty-nine Weeks ended	
	April 2, 2005	April 1, 2006
Operating Activities:		
Net income	$ 227,493	$ 263,208
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	77,888	75,797
Amortization of intangibles	6,198	6,527
Non-cash income from exit activities	(815)	(341)
Increase (decrease) in deferred taxes	7,834	(10,220)
Other	(4,630)	3,040
Changes in current assets and liabilities, net of business acquired:		
Decrease in trade accounts receivable	55,966	80,980
Decrease in inventories	3,739	49,068
Decrease in other current assets	49,194	26,634
Increase in due to and from related entities	(37,109)	(6,760)
Increase (decrease) in accounts payable	16,849	(19,785)
Decrease in accrued liabilities	(11,646)	(8,008)
Net cash from operating activities	390,961	460,140
Investing Activities:		
Purchases of property and equipment	(41,939)	(73,301)
Acquisition of business	—	(2,436)
Proceeds from sales of assets	6,776	11,780
Other	(526)	(7,459)
Net cash used in investing activities	(35,689)	(71,416)
Financing Activities:		
Principal payments on capital lease obligations	(4,237)	(3,599)
Net transactions with parent companies	(123,624)	(869,414)
Borrowings on notes payable to banks	88,849	5,600
Repayments on notes payable to banks	—	(58,528)
Net transactions with related entities	(4,848)	(219,888)
Borrowings on notes payable from related entities	32,646	130,017
Net cash used in financing activities	(11,214)	(1,015,812)
Effect of changes in foreign exchange rates on cash	1,129	2,184
Increase (decrease) in cash and cash equivalents	345,187	(624,904)
Cash and cash equivalents at beginning of the period	674,154	1,080,799
Cash and cash equivalents at end of period	$1,019,341	$ 455,895

The accompanying notes are an integral part of the Unaudited Interim Condensed Combined
and Consolidated Financial Statements.

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements
(dollars in thousands, except per share data)

(1) Background

On February 10, 2005, Sara Lee Corporation ("Sara Lee") announced an overall Transformation Plan to drive long-term growth and performance, which included spinning off Sara Lee's apparel business in the Americas and Asia, referred to as Branded Apparel Americas and Asia within these Unaudited Interim Condensed Combined and Consolidated Financial Statements. The Transformation Plan announcement followed the January 25, 2005 announcement of Sara Lee's intent to sell its European branded apparel business and private label business in the United Kingdom in separate transactions. The European branded apparel business was subsequently sold on February 6, 2006. In connection with the spin off, Sara Lee has incorporated Hanesbrands Inc., a Maryland corporation (the Registrant), to which it will transfer the assets and liabilities that relate to Hanesbrands. References to "Hanesbrands" or the "Company" refer to the Branded Apparel Americas and Asia business that will be contributed to Hanesbrands Inc. in the spin off.

(2) Basis of Presentation

These Unaudited Interim Condensed Combined and Consolidated Financial Statements of Hanesbrands reflect the historical financial position, results of operations and cash flows of Sara Lee's branded apparel business in the Americas and Asia during each respective period. These Unaudited Interim Condensed Combined and Consolidated Financial Statements do not include the European branded apparel operations or private label business in the U.K., which have historically been operated and managed separately from the Branded Apparel Americas and Asia business. Under Sara Lee's ownership, certain Branded Apparel Americas and Asia operations were divisions of Sara Lee and not separate legal entities, while Branded Apparel Americas and Asia foreign operations were subsidiaries of Sara Lee. Because a direct ownership relationship did not exist among the various units comprising the Branded Apparel Americas and Asia business, Sara Lee's parent companies' equity investment is shown in lieu of stockholders' equity in the Unaudited Interim Condensed Combined and Consolidated Financial Statements. Within these financial statements, entities that are part of Sara Lee's consolidated results of operations, but are not part of Branded Apparel Americas and Asia as defined above, are referred to as "related entities". These historical Unaudited Interim Condensed Combined and Consolidated Financial Statements have been prepared using Sara Lee's historical cost basis in the assets and liabilities and the results of Branded Apparel Americas and Asia. The financial information included herein may not reflect the consolidated financial position, operating results and cash flows of Branded Apparel Americas and Asia in the future, and does not reflect what they would have been had Branded Apparel Americas and Asia been a separate, stand alone entity during the periods presented. On the separation date, Hanesbrands Inc. will begin operating as a separate independent publicly traded company.

Branded Apparel Americas and Asia historically has utilized the services of Sara Lee for certain functions. These services include providing working capital, as well as certain legal, finance, internal audit, financial reporting, tax advisory, insurance, global information technology, environmental matters and human resource services, including various corporate-wide employee benefit programs. The cost of these services has been allocated to Hanesbrands and included in the Unaudited Interim Condensed Combined and Consolidated Financial Statements. The allocations have been determined on the basis which the Sara Lee and Branded Apparel Americas and Asia businesses considered to be reasonable reflections of the utilization of services provided by Sara Lee.

(3) Acquisition

During the first quarter of 2006, the Company acquired a domestic yarn and textile production company for $2,436 in cash and the assumption of $84,000 of debt. The fair value of the assets acquired, net of liabilities

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

assumed, approximated the purchase price based upon preliminary valuations and no goodwill has been recognized as a result of the transaction. The Company expects to finalize the purchase price allocation after third party appraisers have completed their valuation work. This acquisition will not have a material impact on the net sales or net income of the Company.

(4) Stock-Based Compensation

Sara Lee has various stock option, employee stock purchase and stock award plans in which the Company's employees participate and maintains available shares for future grants in the form of options, restricted shares or stock appreciation rights to Company employees and other employees of Sara Lee.

On July 3, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" using the modified prospective method. SFAS No. 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards. Under the modified prospective method of SFAS No. 123R, the Company will recognize compensation cost for all share-based payments granted after July 3, 2005, plus any awards granted to employees prior to July 3, 2005, that remain unvested at that time. Under this method of adoption, no restatement of prior periods is made. The impact of adopting FAS No. 123(R) did not have a significant impact on income before income taxes, net income, or cash flow from operations during the thirty-nine weeks ended April 1, 2006.

Prior to July 3, 2005, the Company recognized the cost of employee services received in exchange for equity instruments in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). APB 25 required the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock over the amount the employee must pay for the stock. Compensation expense for substantially all of the corporation's equity-based awards was measured under APB 25 on the date the shares were granted. Under APB 25, no compensation expense has been recognized for stock options, replacement stock options and shares sold under the Employee Stock Purchase Plan. Compensation expense was recognized under APB 25 for the cost of restricted share unit awards granted to employees.

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

During the thirty-nine weeks ended April 2, 2005, had the cost of employee services received in exchange for equity instruments been recognized based on the grant-date fair value of those instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the Company's net income would have been impacted as shown in the following table.

	Thirty-nine Weeks Ended April 2, 2005
Reported net income	$227,493
Plus—Stock-based employee compensation included in reported net income, net of related tax effects	5,131
Less—Stock-based employee compensation expense determined under the fair-value method for all awards, net of related tax effects	(8,810)
Pro forma net income	$223,814

Stock Options

The exercise price of each stock option equals or exceeds the market price of Sara Lee's stock on the date of grant. Options can generally be exercised over a maximum term of 10 years. Options generally vest ratably over three years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model using the weighted average assumptions as outlined in the following table.

	Thirty-nine Weeks Ended April 1, 2006	Fiscal Year 2005
Weighted average expected lives	6.1 years	3.3 years
Weighted average risk-free interest rate	4.3%	3.3%
Range of risk-free interest rates	4.3%	2.8 - 3.9%
Weighted average expected volatility	26.4%	23.0%
Range of expected volatility	26.4%	20.9 - 24.5%
Expected dividend yield	4.0%	3.4%

The Company uses historical volatility for a period of time that is comparable to the expected life of the option to determine volatility assumptions. The Company has discontinued the granting of replacement options after the start of fiscal 2006. As a result of this change, the Company utilizes the simplified method outlined in SEC Staff Accounting Bulletin No. 107 to estimate expected lives for options granted during the period.

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

A summary of the changes in stock options outstanding under Sara Lee's option plans during the thirty-nine weeks ended April 1, 2006 is presented below:

	Securities Underlying Options	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Shares in Thousands				
Options Outstanding at July 2, 2005	14,333	$21.82	3.7	$5,783
Granted	129	19.54		
Exercised	(94)	15.13		
Canceled/expired	(1,316)	23.30		
Net transfers in(out)	(98)	21.93		
Options Outstanding at April 1, 2006	12,954	21.70	3.1	2,346
Options Exercisable at April 1, 2006	12,825	21.72	3.0	2,346

The weighted average grant date fair value of options granted during the thirty-nine weeks ended April 1, 2006 and fiscal 2005 were $3.99 and $3.39, respectively. The total intrinsic value of options exercised during the thirty-nine weeks ended April 1, 2006 and fiscal 2005 were $344 and $11,902, respectively. The fair value of options that vested during the thirty-nine weeks ended April 1, 2006 was $71,186. Sara Lee received cash from the exercise of stock options during the thirty-nine weeks ended April 1, 2006 of $1,426. As of April 1, 2006, the Company had $262 of total unrecognized compensation expense related to stock option plans that will be recognized in approximately six months.

Employee Stock Purchase Plan

The Sara Lee Employee Stock Purchase Plan ("ESPP") permitted eligible full-time employees to purchase a limited number of shares of Sara Lee's common stock at 85% of market value. In November 2005 Sara Lee eliminated the 15% discount on shares acquired through the ESPP. Purchases after that date under the ESPP plan are at the fair value of the shares. Under the plan, Sara Lee sold 228,383 and 448,774 shares to Company employees during the thirty-nine weeks ended April 1, 2006 and fiscal 2005, respectively. Compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions include an expected life of ¼ of a year and weighted average risk-free interest rates of 3.7% in the thirty-nine weeks ended April 1, 2006 and 2.3% in fiscal 2005. Other underlying assumptions are consistent with those used for Sara Lee's stock option plans described above. The weighted average fair value of individual options granted year to date fiscal 2006 and fiscal 2005 were $3.48 and $4.06, respectively.

Stock Unit Awards

Restricted stock units ("RSUs") are granted to certain employees to incent performance and retention over periods ranging from one to five years. Upon the achievement of defined goals, the RSUs are converted into shares of the Sara Lee's common stock on a one-for-one basis and issued to the employees. A vast majority of all RSUs vest solely upon continued future service to the company. A small portion of RSUs vest based upon continued future employment and the achievement of certain defined performance measures. The cost of these awards is determined using the fair value of the shares on the date of grant, and compensation is recognized over the period during which the employees provide the requisite service to the company. A summary of the changes

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

in the stock unit awards outstanding under Sara Lee's benefit plans during the thirty-nine weeks ended April 1, 2006 is presented below:

Shares in Thousands	Shares	Weighted Average Grant-Date Per Share Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested share units at July 2, 2005	1,618	$20.33	1.0	$32,885
Granted	237	19.23		
Vested	(786)	19.60		
Forfeited	(26)	20.99		
Net transfers	29	20.66		
Nonvested share units at April 1, 2006	1,072	$20.64	1.0	$22,128
Exercisable share units at April 1, 2006	45	$18.67	2.6	$ 833

The total fair value of share-based units that vested during the thirty-nine weeks ended April 1, 2006 was $15,395. As of April 1, 2006, the Company had $3,355 of total unrecognized compensation expense related to stock unit plans which will be recognized over the weighted average period of 0.7 years.

For all share-based payments, during the thirty-nine weeks ended April 1, 2006, the Company recognized total compensation expense of $13,304, and recognized a tax benefit of $5,175. Sara Lee will satisfy the requirement for common shares for share-based payments to Company employees and other employees by issuing newly authorized shares.

(5) Exit Activities

The reported results for the thirty-nine weeks of 2006 and 2005, reflect amounts that have been recognized for exit activities, including the impact of certain activities that were completed for amounts more favorable than previously estimated. The following is a summary of the expense (income) associated with these actions. These amounts are recognized in the "Charges for (income from) exit activities" line of the Unaudited Interim Condensed Combined and Consolidated Statements of Income.

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Exit and disposal programs:		
2006 Restructuring actions	$ —	$1,286
2005 Restructuring actions	—	(186)
2004 Restructuring actions	(682)	(155)
Business Reshaping	(133)	—
(Increase) decrease in income before income taxes	$(815)	$ 945

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The impact of these actions on the Company's business segments and general corporate expenses is summarized as follows:

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Innerwear	$(583)	$ 67
Outerwear	(9)	292
Hosiery	—	(17)
International	(223)	743
(Increase) decrease in operating segment income	(815)	1,085
(Decrease) in general corporate expense	—	(140)
(Increase) decrease in income from operations	$(815)	$ 945

The following provides a more detailed description of the exit activities impacting the reported results for the thirty-nine weeks of 2006 and 2005.

2006 Restructuring Actions

During the third quarter of 2006, the Company approved actions to exit certain business activities and lower its cost structure. Each of these actions is to be completed within a 12-month period after being approved. The net impact of these actions was to reduce income before income taxes by $1,286 and these actions impacted the operating income of the Company's business segments as follows: Innerwear—a charge of $211; Outerwear—a charge of $292; and International—a charge of $783. The charge represents costs associated with terminating 296 employees and providing them with severance benefits in accordance with benefit plans previously communicated to the affected employee group. Of the 296 employees, 131 are located in the U.S. and 165 are located in Mexico. As of April 1, 2006, no actions have been completed and no payments have been made against these approved exit activities. Payments are expected to be made primarily in the next year.

2005 Restructuring Actions

During the fourth quarter of 2005, the Company approved a series of actions to exit certain defined business activities and lower its cost structure. Each of these actions was to be completed within a 12-month period after being approved. Through the thirty-nine weeks ended April 1, 2006, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in an increase of $186 to income before income taxes for the thirty-nine weeks ended April 1, 2006. The $186 consists of a credit for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees not being severed as originally planned. This adjustment is reflected in the "Charges for (income from) exit activities" line of the Unaudited Interim Condensed Combined and Consolidated Statements of Income and increased the operating results of the Company's business segments as follows: Innerwear—$46 and Corporate—$140.

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The following table summarizes the cumulative charges taken for the exit activities approved during 2005 and the related status as of April 1, 2006. Any accrued amounts remaining as of April 1, 2006 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid out in the next two years.

	Cumulative Exit Costs Recognized	Non Cash Charges	Cash Payments	Accrued Exit Costs as of April 1, 2006
Employee termination and other benefits	$46,436	$ —	$(21,470)	$24,966
Noncancelable leases and other contractual obligations	2,841	—	(2,841)	—
Accelerated depreciation	4,549	(4,549)	—	—
Total exit costs	$53,826	$(4,549)	$(24,311)	$24,966

The following table summarizes planned employee terminations by location and business segment at April 1, 2006:

Number of Employees	Innerwear	Outerwear	Hosiery	International	Corporate	Total
United States	251	95	70	—	298	714
Canada	—	—	—	209	—	209
Mexico	—	—	—	139	—	139
	251	95	70	348	298	1,062
Actions Completed	228	84	46	320	271	949
Actions Remaining	23	11	24	28	27	113
	251	95	70	348	298	1,062

2004 Restructuring Actions

During 2004, the Company approved a series of actions to exit certain defined business activities and lower its cost structure. Since approval, certain of these actions were completed for amounts more favorable than originally estimated. As a result, costs previously accrued were adjusted and resulted in increases of $682 and $155 to income before income taxes for the thirty-nine weeks ended April 2, 2005 and April 1, 2006, respectively. These adjustments consist of credits for employee termination benefits and resulted from the actual costs to settle termination obligations being lower than expected and certain employees originally targeted for termination not being severed as originally planned. These adjustments are reflected in the "Charges for (income from) exit activities" line of the Unaudited Interim Condensed Combined and Consolidated Statements of Income. The adjustment for the thirty-nine weeks ended April 2, 2005 increased the operating results of the Company's business segments as follows: Innerwear—$450; Outerwear—$9; and International—$223. The adjustment for the thirty-nine weeks ended April 1, 2006 increased the operating results of the Company's business segments as follows: Innerwear—$98; Hosiery—$17; and International—$40.

The following table summarizes the cumulative charges taken for the exit activities approved during 2004 and the related status as of April 1, 2006. Any accrued amounts remaining as of April 1, 2006 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid in the next year.

	Cumulative Exit Costs Recognized	Cash Payments	Accrued Exit Costs as of April 1, 2006
Employee termination and other benefits	$26,507	$(25,328)	$1,179

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Business Reshaping

Beginning in the second quarter of 2001, the Company's management approved a series of actions to exit certain defined business activities. The final series of actions was approved in the second quarter of 2002. Each of these actions was to be completed in a 12-month period after being approved. All actions included in this program have been completed. The impact of these actions on income before income taxes is described below.

Through the first nine months of 2005, certain noncancelable lease and other contractual obligations under this program were settled for amounts that were more favorable than originally anticipated. As a result, the costs previously accrued were adjusted and resulted in an increase of $133 to income before income taxes. This adjustment is reflected in the "Charges for (income from) exit activities" line of the Unaudited Interim Condensed Combined and Consolidated Statement of Income and increased the operating income of the Innerwear segment.

The following table summarizes the cumulative charges taken for approved exit activities under the Business Reshaping program since 2001 and the related status as of April 1, 2006. Any accrued amounts remaining as of April 1, 2006 represent those cash expenditures necessary to satisfy remaining obligations, which will be primarily paid in the next four years.

	Cumulative Exit Costs Recognized	Actual Loss on Asset Disposal	Cash Payments	Accrued Exit Costs As of April 1, 2006
Employee termination and other benefits	$ 81,483	$ —	$(81,483)	$ —
Pension termination costs	557	—	—	557
Other exit costs—includes noncancelable lease and other contractual obligations	10,277	—	(8,376)	1,901
Losses on disposals of property and equipment and other related costs	26,929	(26,929)	—	—
Losses on disposals of inventories	15,364	(15,364)	—	—
Moving and other related costs	1,862	—	(1,862)	—
	$136,472	$(42,293)	$(91,721)	$2,458

(6) Inventories

	July 2, 2005	April 1, 2006
Inventories consisted of the following:		
Raw materials	$ 93,813	$ 102,763
Work in process	181,556	187,439
Finished goods	987,188	967,704
	$1,262,557	$1,257,906

(7) Notes Payable to Banks

The Company maintains the following short term obligations at April 1, 2006:

	Interest Rate	Principal Amount
364-day credit facility	4.45%	$27,540
Other	4.69%	2,835
		$30,375

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

The Company maintains a 364-day short-term non-revolving credit facility under which the Company can borrow up to 107 million Canadian dollars at a floating rate of interest that is based upon either the announced bankers acceptance lending rate plus 0.6% or the Canadian prime lending rate. The facility expires at the end of the 364-day period; however, the Company and the bank have renewed the facility during fiscal 2003, 2004 and 2005. The amount of the facility cannot be increased until the next renewal date. At the end of the third quarter of fiscal 2006, the Company had borrowings under this facility of $27,540 at an interest rate of 4.45%. Total interest paid on third party debt instruments was $2,008 and $2,091 for the thirty-nine weeks ended April 2, 2005 and April 1, 2006, respectively.

(8) Derivatives

The Company is exposed to changes in foreign exchange rates. To manage the risk from these changes, the Company uses derivative instruments and enters into various hedging transactions. As of July 2, 2005, the net accumulated derivative gain recorded in Accumulated Other Comprehensive Income was $475. During the thirty-nine weeks ended April 1, 2006, $887 of accumulated net derivative losses were deferred into Accumulated Other Comprehensive Income and $707 of accumulated net derivative gains were released from Accumulated Other Comprehensive Income into earnings since the related hedged item was realized during the period, resulting in a balance in Accumulated Other Comprehensive Income at April 1, 2006 of an accumulated loss of $1,119. The Company expects to reclassify into earnings during the next twelve months, net losses from Accumulated Other Comprehensive Income of approximately $1,359, at the time of the underlying hedged transaction is realized.

During the thirty-nine weeks ended April 1, 2006, the Company reported insignificant amounts for hedge ineffectiveness related to cash flow hedges. There were no amounts excluded from the assessment of effectiveness, or gains or losses resulting from the disqualification of hedge accounting for the thirty-nine weeks ended April 1, 2006.

(9) Employee Benefit Plans

The Company sponsors a noncontributory defined benefit plan, the Playtex Apparel, Inc. Pension Plan, for certain qualifying individuals.

Historically employees who meet certain eligibility requirements have participated in defined benefit pension plans sponsored by Sara Lee. These defined pension plans include employees from a number of domestic Sara Lee business units. All obligations pursuant to these plans have historically been obligations of Sara Lee and as such, are not included on the Company's Unaudited Interim Condensed Combined and Consolidated Balance Sheets. The annual cost of the Sara Lee defined benefit plans is allocated to all of the participating businesses based upon a specific actuarial computation which is followed consistently. The cost allocated to the Company by Sara Lee during the thirty-nine weeks ended April 2, 2005 and April 1, 2006 was $35,013 and $32,817, respectively. The estimated total annual funding to Sara Lee by the Company for participation in the defined benefit plan is $54,456.

(10) Postretirement Health-Care and Life-Insurance Plans

Historically, employees who meet certain eligibility requirements have participated in postretirement health-care and life insurance plans sponsored by Sara Lee. These plans include employees from a number of domestic Sara Lee business units. The annual cost of the Sara Lee plans is allocated to all of the participating businesses based upon a specific actuarial computation which is consistently followed. All obligations pursuant to these plans have historically been obligations of Sara Lee and as such, are not included on the Company's Unaudited

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

Interim Condensed Combined and Consolidated Balance Sheets. The cost allocated to the Company by Sara Lee during the thirty-nine weeks ended April 2, 2005 and April 1, 2006 was $5,846 and $6,371, respectively. The estimated total annual funding to Sara Lee by the Company for participation in the plans is $9,123.

(11) Income taxes

For the thirty-nine weeks ending April 1, 2006, taxes have been computed consistent with the Company's other interim period tax expense according to Accounting Principles Board Opinion No. 28, "Interim Financial Reporting" (APB 28) and Financial Accounting Standards Board Interpretation No. 18, "Accounting for Income Taxes in Interim Periods an Interpretation of APB Opinion No. 28" (FIN 18). The difference in the effective tax rate of 23.1% and the U.S. statutory rate of 35.0% is primarily attributable to unremitted earnings from foreign subsidiaries and tax incentives for manufacturing in Puerto Rico. A $248,118 valuation allowance exists for capital losses resulting from the sale of U.S. apparel capital assets in 2001 and 2003. These capital losses are due to expire unused in 2006 and 2008 and have a 100% valuation allowance. Cash taxes paid in foreign jurisdictions for the thirty-nine weeks ending April 1, 2006 and April 2, 2005 were $10,694 and $11,905, respectively.

(12) Relationship with Sara Lee and Related Entities

The Company participates in a number of corporate-wide programs administered by Sara Lee. These programs include participation in Sara Lee's Global Cash Funding System, insurance programs, employee benefit programs, worker's compensation programs and tax planning services. As part of the Company's participation in Sara Lee's Global Cash Funding System, Sara Lee provided all funding used for working capital purposes or other investment needs. These funding amounts are reflected in these financial statements and described further below. Sara Lee has issued debt for general corporate purposes and this debt and related interest have not been allocated to the Company's financial statements. The following is a discussion of the relationship with Sara Lee, the services provided and how they have been accounted for in the Company's financial statements.

Amounts due to or from Parent Companies and Related Entities

The amounts due (to) from parent companies and related entities were as follows:

	July 2, 2005	April 1, 2006
Due from related entities	$ 26,194	$ 229,375
Notes receivable from parent companies	90,551	507,678
Due to related entities	(59,943)	(36,472)
Funding payable with parent companies	(317,184)	(195,479)
Notes payable to parent companies	(228,152)	(203,536)
Notes payable to related entities	(323,046)	(453,063)
Net amount due to parent companies and related entities	$(811,580)	$(151,497)

Allocation of Corporate Costs

The costs of certain services that are provided by Sara Lee to the Company have been reflected in the financial statements, including charges for services such as business insurance, medical insurance, and employee

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

benefit plans and allocations for certain centralized administration costs for treasury, real estate, accounting, auditing, tax, risk management, human resources, and benefits administration. These allocations of centralized administration costs were determined using a proportional cost allocation method on bases that the Company and Sara Lee considered to be reasonable, including relevant operating profit, fixed assets, sales, and payroll. Allocated costs are included in the "Selling, general and administrative expenses" line of the Unaudited Interim Condensed Combined and Consolidated Income Statements and the "Parent companies' equity investment" line of the Unaudited Interim Condensed Combined and Consolidated Balance Sheets. The total amounts allocated for centralized administrative costs by Sara Lee in the thirty-nine weeks ended April 2, 2005 and April 1, 2006 were $25,660 and $27,118 respectively. These costs represent management's reasonable allocation of the costs incurred. However, these amounts may not be representative of the costs necessary for the Company to operate as a separate stand alone company.

Global Cash Funding System

The Company participates in Sara Lee's Global Cash Funding System. Sara Lee maintains a separate program for domestic operating locations and foreign locations.

Domestic Cash Funding System—In the Domestic Cash Funding System, the Company's operating locations maintain a bank account with a specific bank as directed by Sara Lee. These funding system bank accounts are linked together and are globally managed by Sara Lee. The Company records two types of transactions in the funding system bank account as follows—(1) cash collections from the Company's operations are deposited into the account, and (2) any cash borrowings or charges which are used to fund operations are taken from the account. Cash collections deposited into this account generally include all cash receipts made by the operating locations. Cash borrowings made by the Company from the Sara Lee cash concentration system were used to fund operating expenses. Interest is not earned or paid on the domestic cash funding system account. A portion of cash in the Company's bank accounts is part of the funding system utilized by Sara Lee where the bank has a right of offset for the Company accounts against other Sara Lee accounts.

For the thirty-nine weeks ended April 1, 2006, the ending balance in the domestic cash funding system was a payable of $195,479, a decrease of $121,705 from the July 2, 2005 ending payable of $317,184.

The payable at the end of each period is reported in the "Funding payable with parent companies" line of the Unaudited Interim Condensed Combined and Consolidated Balance Sheets. These amounts are generally settled on a monthly basis, and therefore have been shown in current assets or liabilities on the Unaudited Interim Condensed Combined and Consolidated Balance Sheets.

Foreign Cash Pool System—The Company maintains a bank account with a bank selected by Sara Lee in each foreign operating location. Within each country, one Sara Lee entity is designated as the cash pool leader and the individual bank accounts that each subsidiary maintains are linked with the country's cash pool leader account. During each day, under the cash pooling arrangement, each individual participant can either deposit funds into the cash pool account from the collection of receivables or withdraw funds from the account to fund working capital or other cash needs of the business. At the end of the day, the cash pool leader sweeps all cash balances in the country's cash pool accounts into the cash pool leader's account, or funds any overdrawn accounts so that each cash pool participant account has a zero balance at the end of the day. The cash pool leader controls all funds in the leader's account. As cash is swept into or out of a cash pool account, an intercompany payable or receivable is established between the cash pool leader and the participant. The net receivable or payable balance in the intercompany account earns interest or pays interest at the applicable country's market

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

rate. The net interest income (expense) recognized on the cash pool intercompany account by the Company for the thirty-nine weeks ended April 2, 2005 and April 1, 2006 was $71 and ($1,204), respectively. At the end of the third quarter of 2005 and 2006, the Company reported the cash pool balances of $16,697 and $1, respectively, in the "Due from related entities" line and $29,148 and $34,383, respectively, in the "Due to related entities" line of the Unaudited Interim Condensed Combined and Consolidated Balance Sheets, respectively. Sara Lee and the Company do not intend on repaying any of these outstanding amounts as of the separation date and therefore have shown these amounts in current assets or liabilities on the Unaudited Interim Condensed Combined and Consolidated Balance Sheet.

Intercompany Loans

Certain of the Company's divisions have various short-term loans to and from Sara Lee and other parent companies. The purpose of these loans is to provide funds for certain working capital or other capital and operating requirements of the business. These loans maintain fixed interest rates ranging from 2.37% to 5.60% at April 2, 2005 and April 1, 2006. The balances are reported in the short-term "Notes payable to parent companies" line and the short-term "Notes receivable from parent companies" line in the Unaudited Interim Condensed Combined and Consolidated Balance Sheets. Sara Lee and the Company do not intend on repaying any of these outstanding amounts as of the separation date and therefore have shown these amounts in current assets or liabilities on the Unaudited Interim Condensed Combined and Consolidated Balance Sheets.

Other transactions with Sara Lee related entities

During all periods presented, the Company's entities engaged in certain transactions with other Sara Lee businesses that are not part of the Company, which include the purchase and sale of certain inventory, the exchange of services, and royalty arrangements involving the use of trademarks or other intangibles.

Transactions with related entities are summarized in the table below:

	Thirty-nine weeks ended	
	April 2, 2005	April 1, 2006
Sales to related entities	$ 1,089	$ 1,482
Net royalty income	2,338	558
Net service expense	3,992	4,729
Interest expense	14,015	16,608
Interest income	6,442	5,538

The outstanding balances, excluding interest, resulting from such transactions are reported in the "Due to related entities" and the "Due from related entities" lines of the Unaudited Interim Condensed Combined and Consolidated Balance Sheets. Interest income and expense with related entities are reported in the "Interest income" and "Interest expense" lines of the Unaudited Interim Condensed Combined and Consolidated Statements of Income. The remaining balances included in these lines represent interest with third parties.

In addition to trade transactions, certain divisions within the Company have outstanding loans payable to related entities. The purpose of these loans is to provide additional capital to support operating requirements. These loans maintain fixed interest rates that are consistent with those related to intercompany loans with parent companies. The balances are reported in the "Notes Payable to related entities" line of the Unaudited Interim Condensed Combined and Consolidated Balance Sheets.

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(13) Business Segment Information

The Company has four reportable segments that are organized principally by product category and geographic location. Management of each segment is responsible for the assets and operations of these businesses. The types of products and services from which each reportable segment derives its revenues are as follows:

- Innerwear sells basic branded products that are replenishment in nature under the product categories of women's intimate apparel, men's underwear, kids' underwear, sleepwear and socks.

- Outerwear sells basic branded products that are seasonal in nature under the product categories of casualwear and activewear.

- Hosiery sells legwear products in product categories such as pantyhose and knee highs.

- International relates to the Asia, Canada and Latin America geographic locations which sell products that span across the each of the Company's reportable segments.

The Company's management uses operating segment income, which is defined as operating income before general corporate expenses and amortization of trademarks and customer relationship intangibles, to evaluate segment performance and allocate resources. Management believes it is appropriate to disclose this measure to help investors analyze the business performance and trends of the various business segments. Interest and other debt expense, as well as income tax expense, are centrally managed, and accordingly, such items are not presented by segment since they are not included in the measure of segment profitability reviewed by management.

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Net sales (1)(2):		
Innerwear	$2,012,896	$1,957,146
Outerwear	1,012,667	930,916
Hosiery	289,459	244,964
International	258,716	293,819
Net sales	3,573,738	3,426,845
Intersegment	(45,405)	(74,146)
Total net sales	$3,528,333	$3,352,699

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Operating segment income:		
Innerwear	$ 209,844	$ 246,900
Outerwear	57,812	65,734
Hosiery	56,934	49,238
International	21,881	20,783
Total operating segment income	346,471	382,655
Amortization of trademarks and other intangibles	(6,198)	(6,527)
General corporate expenses not allocated to the segments	(15,729)	(22,438)
Total income from operations	324,544	353,690
Net interest income (expense)	860	(11,512)
Income before income taxes	$ 325,404	$ 342,178

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

	July 2, 2005	April 1, 2006
Assets:		
Innerwear	$2,797,295	$2,439,944
Outerwear	840,683	936,138
Hosiery	160,953	145,395
International	284,868	299,499
	4,083,799	3,820,976
Corporate (3)	153,355	384,136
Total assets	$4,237,154	$4,205,112

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Depreciation expense for fixed assets:		
Innerwear	$ 41,674	$ 38,462
Outerwear	15,468	16,983
Hosiery	10,585	8,463
International	2,370	2,506
	70,097	66,414
Corporate	7,791	9,383
Total depreciation expense for fixed assets	$ 77,888	$ 75,797

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Additions to long-lived assets:		
Innerwear	$ 13,237	$ 20,720
Outerwear	15,125	34,536
Hosiery	887	2,630
International	1,486	2,650
	30,735	60,536
Corporate	11,204	12,765
Total additions to long-lived assets	$ 41,939	$ 73,301

(1) Includes sales between segments. Such sales are at transfer prices that are at cost plus markup or at prices equivalent to market value.

(2) Intersegment sales included in the segment's net sales are as follows:

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Innerwear	$ 3,474	$ 4,182
Outerwear	13,117	15,740
Hosiery	25,130	28,146
International	3,684	26,078
Total	$45,405	$74,146

(3) Principally cash and equivalents, certain fixed assets, deferred tax assets and certain other noncurrent assets.

HANESBRANDS

Notes to Unaudited Interim Condensed Combined and Consolidated Financial Statements—(Continued)
(dollars in thousands, except per share data)

(14) Intangibles

Effective with the second quarter of 2006, the Company reclassified the $79.0 million *Playtex* trademark as a finite lived asset rather than an indefinite life asset. As a result, the Company began amortizing the *Playtex* trademark over a period of 30 years. The estimated amortization expense for fiscal 2007, assuming no change in the estimated useful lives of the identifiable intangible assets or changes in foreign exchange rates, is $8,270.

(15) Comprehensive Income

SFAS No. 130, *Reporting Comprehensive Income,* requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments and unrealized gains and losses on qualifying cash flow hedges, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company's comprehensive income is as follows:

	Thirty-nine Weeks Ended	
	April 2, 2005	April 1, 2006
Net income	$227,493	$263,208
Translation adjustments	11,274	3,666
Net unrealized loss on qualifying cash flow hedges, net of tax	(1,585)	(942)
Comprehensive income	$237,182	$265,932

(16) Issued But Not Yet Effective Accounting Standards

Accounting Changes and Error Corrections

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS No. 154"), which requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impractical. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 replaces APB Opinion 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." The Company will adopt the provisions of SFAS No. 154, effective in 2007. Management currently believes that adoption of the provisions of SFAS No. 154 will not have a significant impact on the financial statements.

VALUATION AND QUALIFYING ACCOUNTS

Years ended June 28, 2003, July 3, 2004, and July 2, 2005

(in thousands)

Description	Balance at Beginning of Year	Additions charged to costs and expenses	Deductions (1)	Other (2)	Balance at End of Year
Allowance for trade accounts receivable					
Years-ended:					
June 28, 2003	$61,939	$37,507	$(43,148)	$ (186)	$56,112
July 3, 2004	56,112	84,239	(79,988)	(455)	59,908
July 2, 2005	59,908	68,752	(81,887)	1,056	47,829

(1) Represents accounts receivable written-off.
(2) Represents primarily currency translation adjustments.